28

05011525

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AIFUL Corp.

*CURRENT ADDRESS

PROCESSED

SEP 2 0 2005

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4802 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 9/28/05

82-4802

EXHIBIT 1(i)

FASF MEMBERSHIP

May 10, 2005

Year-End Financial Statements (Consolidated)

For the fiscal year ended March 31, 2005

AIFUL Corporation	Stock Exchange: Tokyo, Osaka
Stock Code: 8515	Headquarters: Kyoto City
(URL http://www.aiful.co.jp)	
Representative:	Yoshitaka Fukuda President and Chief Executive Officer
Inquiries:	Kenichi Kayama General Manager, Public Relations Department TEL (03) 4503-6050
Date of the Board of Directors' meeting to approve financial statements:	May 10, 2005
Company adopted G.A.A.P.	No

AR/S 3-31-05

I. Consolidated Business Results for the Year Ended March 31, 2005 (April 1, 2004 – March 31, 2005)

1. Consolidated Operating Results

(In millions of yen - except per share data)

	Operating Revenue		Operating Income		Ordinary Income	
Fiscal Year Ended March 31, 2005	518,416	9.5%	134,716	19.7%	135,294	20.3%
Fiscal Year Ended March 31, 2004	473,477	5.3%	112,566	(3.0)%	112,446	0.6%

	Net Income		Net Income per Share (Yen)	Diluted Net Income per Share (Yen)	Net Income to Shareholders' Equity Ratio	Ordinary Income to Shareholder's Equity Ratio	Operating Revenue to Ordinary Income Ratio
Fiscal Year Ended March 31, 2005	75,723	21.1%	800.10	800.04	13.0%	5.5%	26.1%
Fiscal Year Ended March 31, 2004	62,548	4.4%	660.98	–	12.1%	4.9%	23.7%

Notes: 1. Equity method investment gain or loss for: Fiscal year ended March 31, 2005: - million yen
Fiscal year ended March 31, 2004: - million yen
2. Average number of shares during: Fiscal year ended March 31, 2005: 94,453,068 shares
Fiscal year ended March 31, 2004: 94,467,918 shares
3. Changes in accounting policies: No
4. Percentage figures shown for operating revenue, operating income, ordinary income and net income show year-on-year change
5. Figures have been rounded down to the nearest unit

2. Consolidated Financial Position

(In millions of yen - rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Fiscal Year Ended March 31, 2005	2,574,286	617,352	24.0	6,537.77
Fiscal Year Ended March 31, 2004	2,332,761	547,503	23.5	5,794.58

Note: Number of shares issued and outstanding: As of March 31, 2005: 94,405,535 shares
As of March 31, 2004: 94,467,134 shares

3. Consolidated Cash Flows

(In millions of yen - rounded down, except where noted)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the End of the Year
Fiscal Year Ended March 31, 2005	(63,408)	(11,211)	80,318	108,965
Fiscal Year Ended March 31, 2004	(42,734)	6,370	3,097	98,329

4. Consolidated companies and companies to which equity method accounting applies

Number of consolidated subsidiaries:	10 companies
Number of non-consolidated subsidiaries accounted for by the equity method:	0 companies
Number of affiliated companies accounted for by the equity method:	0 companies

5. Changes in application of consolidated accounting and equity method accounting

Consolidated subsidiaries	(Newly included): 3 companies	(Excluded): 2 companies
Equity method accounting	(Newly included): 0 companies	(Excluded): 0 companies

II. Fiscal Year 2006 Full Year Forecast (April 1, 2005 - March 31, 2006)

(In millions of yen, rounded down)

	Operating Revenue	Ordinary Income	Net Income
Interim Period Ending, September 30, 2005	272,634	71,669	44,469
Fiscal Year Ending March 31, 2006	555,049	155,000	91,762

Reference:
Forecast for earnings per share for fiscal year 2006 year ending March 31, 2006: 648.00
Calculations based on 141,608,302 shares, which includes the 47,345,000 increase in the number of shares due to the stock split detailed on page 29.

Caution Relating to Results Forecasts:
The above forecasts are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these forecasts for a variety of reasons.

(Supplementary Data)
I. State of the Group

The AIFUL Group is composed of AIFUL Corporation and ten consolidated subsidiaries, three non-consolidated subsidiaries and two affiliated companies. The Company is principally engaged in the consumer finance services and credit sales businesses. The Company is also active in the home equity loan business, small business loans, and debt collection and management of debt collection.

Business Classification		AIFUL & subsidiaries	Business Descriptions
Finance Business	Consumer finance business	AIFUL Corporation	The Company and its subsidiaries provide small, unsecured loans for consumers.
		Tryto Corporation	
		LIFE Co., Ltd	
		Wide Corporation	
		TCM Co., Ltd.	
	Home equity loan business	AIFUL Corporation	The Company and its subsidiaries provide home equity loans.
		Tryto Corporation	
		LIFE Co., Ltd	
		Businext Corporation	
		City's Corporation	
	Small business loan operations	AIFUL Corporation	The Company and its subsidiaries lend to small and other businesses.
		Businext Corporation	
		City's Corporation	
	Credit sales business	AIFUL Corporation	The Company and its subsidiary offer credit card shopping, per-item credit, loans and guarantees for consumers.
		LIFE Co., Ltd	
	Debt-collection business	AsTry Loan Services Corporation	The company specializes in the management and collection of a full range of receivables and loans.
Other	Venture capital business	New Frontier Partners Co., Ltd.	The company assesses, invests in and supports venture companies.
	Real estate business	Marutoh K.K.	The company buys, sells, leases, brokers and mediates real estate.
		City Green Corporation	Holding company for City's Corporation.

The organization chart for the Company's businesses is as follows:


AIFUL Corporation
Finance Business
Other
Consumer finance business
Home equity loan business
Small business loan operations
Credit sales business
Debt-collection business
Venture capital business
Real estate business
Consolidated subsidiary
Tryto Corporation
Consolidated subsidiary
LIFE Co., Ltd.
Consolidated subsidiary
Wide Corporation
Consolidated subsidiary
TCM Co., Ltd.
Consolidated subsidiary
Tryto Corporation
Consolidated subsidiary
LIFE Co., Ltd.
Consolidated subsidiary
Businext Corporation
Consolidated subsidiary
City's Corporation
Consolidated subsidiary
Businext Corporation
Consolidated subsidiary
City's Corporation
Consolidated subsidiary
LIFE Co., Ltd.
Consolidated subsidiary
AsTry Loan Services Corporation
Consolidated subsidiary
New Frontier Partners Co., Ltd.
Consolidated subsidiary
Marutoh K.K.
Consumers

* City Green Corporation is not listed above, since it is a holding company of City's Corporation, and is not active in business.

II. Management Policies

1. Basic Management Policies

AIFUL's primary mission is to earn the support of the general public. The Company's efforts to prioritize customer convenience and become a comprehensive financial services group that is reliable and creative are a reflection of this basic stance on catering to the needs of all our customers. This primary mission drives the Company's endeavors to grow its business and become a source of profit for all of its stakeholders, including customers, shareholders and employees, thus bringing about a future of "Prosperity for All."

2. Basic Policies on Profit Distribution

The AIFUL Group's basic dividend policy is to consistently distribute profits to shareholders on the basis of a comprehensive assessment of the economic and financial situation and the Company's own business performance.

Based on this policy, AIFUL aims to distribute profits to shareholders and maximize shareholder value via medium to long-term profit growth. Internal reserves are to be used to extend loans, as well as in strategic investments that contribute to the expansion of the earnings base for the Group as a whole, while working to improve business results and management efficiency so that AIFUL continues to meet the expectations of all its shareholders.

3. AIFUL's View and Policy on Lowering the Investment Unit

The Company recognizes that promoting long-term, stable holding of its shares as well as expanding the classes of investors and increasing the liquidity of its shares are important issues, and it is implementing a review of the number of shares in a unit and a stock split.

In the current fiscal year, the Company will conduct a 1:1.5 stock split (delivery without compensation) with respect to the number of shares held by shareholders entered or registered in the final and actual list of shareholders on Thursday, March 31, 2005, with the aims of reducing the amount of investment per share, increasing the liquidity of its stock and expanding the classes of investors.

Going forward, the Company will continue to examine the lowering of the investment unit in order to gain the support of even more investors.

4. Management Indicator Objectives

AIFUL believes that its position in the financial industry makes it essential for management to increase efficiency in its use of assets and the returns gained on those assets and has established the maximization of group RAO as a management goal. AIFUL has set 3% as a concrete medium-term goal for consolidated ROA.

5. Medium and Long-Term Business Strategies

Japan's consumer credit market is currently worth approximately 59.5 trillion yen, a total that includes 14.8 trillion yen in retail credit and 34.6 trillion yen in consumer loans (excluding deposit and savings-secured loans). Consumer finance companies in particular have continued to see high growth in the consumer loan market, expanding from a 9.0% share in fiscal 1991 to a 29.5% share, worth some 10.2 trillion yen, in fiscal 2003. Also, the consumer finance market is expected to grow further in the medium to long term.
More aggressive strategies to enter the retail sector, primarily on the part of major banking groups, indicate that competition in the overall consumer finance market is heightening and has crossed industry lines.

In this business environment, the AIFUL Group aims to expand beyond the boundaries of the traditional consumer finance market to become a comprehensive retail financial services company targeting the entire retail finance market. With major credit card and installment sales company LIFE and small-business loan companies Businext and City's within the Group, AIFUL is maintaining growth by promoting diversification of products and customer acquisition channels to consistently meet the needs of customers. By pursuing synergies generated by the seamless integration of the Group companies and building on the Company's brand concept of "A Company for Security and Creation," AIFUL is seeking to strengthen the ties between group companies as well as working to secure stable revenue based on efficient management.

6. Basic Stance with Regard to Corporate Governance and Current Status of Related Policies

A. Basic Stance with Regard to Corporate Governance

AIFUL considers speed in decision-making, the establishment of management supervisory functions, and the reinforcement of compliance and disclosure to be its basic policies for the enhancement of corporate governance. Our corporate governance, business execution, management supervisory and internal controls, and risk management systems are as indicated in the diagram below.

B. AIFUL's Business Execution, Management Supervisory and Internal Controls, and Risk Management Systems


General Meeting of Shareholders
Auditor
Audit
Board of Directors' meetings
(Held weekly, speedy decision-making)
Directors (One year term of appointment)
Board of Auditors
4 auditors
(Includes 3 external auditors)
Audit
Reports
Meetings
Branding project
Management/ supervision
Compliance Committee
(Committee Chairman: Representative Director, Committee Members: Include external lawyers
Compliance Hotline
(Internal reporting system)
Inspection
Feedback
Guidance/ supervision
AIFUL divisions
Management Planning Division
(Risk Management Committee)
(Information Management Bureau)
Group Company Control Section
(Management of group companies)
Compliance Office
Audit Div. (Including auditing of Group companies)
Training Dept.
Legal Dept. Customer Service Center
Investor Relations Office
PR Dept.
Finance Div.
Loan Business Div.
Loan Business Dept.
Branch groups
Branches
Information collection
Internal auditing
Support
Education
Guidance/ education
Investors
Opinions of investors
Timely disclosure/ provision of information
Fund procurement
Synchronization of information
Inquiries
Response
Participation/advice
External lawyers
Questions, inquiries and complaints
Customers
Audit
Group companies
Directors of each company
Auditors of each company

C. Current Status of Corporate Governance Strategies

(1) Management Control System and Other Corporate Governance Structures Relating to Management Decision Making, Business Execution and Monitoring and Status of Efforts to Enhance Corporate Governance During the Past Year

i) Details of Company Organizations and Establishment of Internal Control System

a. Details of Company Organizations

In a measure aimed at speedy management decision-making, the AIFUL and LIFE Boards of Directors meet weekly (Boards of Directors meet monthly at other group companies) to fully discuss and examine management issues and business opportunities facing the companies, as well as strategies to address them. Speedy management decisions follow these discussions.

In its efforts to enhance legal compliance, AIFUL has had an Inspection Department, an Internal Audit Department, and Legal Department, in charge of preventative legal affairs, in place for some time. In addition to this, the Company established a Compliance Committee, which includes lawyers and other external membersand serves as a consultative body for the Board of Directors, in April 2002. At monthly meetings, the Compliance Committee gathers risk information, implements preventative measures, and conducts employee education based on the committee guidelines, working to reinforce compliance systems throughout the whole company.

With these efforts, AIFUL is synchronizing information with other group companies in a proper manner and working to enhance the group's overall compliance system.

In order to respond to the establishment of new legislation and legal amendments that profoundly affect our operations, such as the Personal Information Protection Act, as well as to ensure further enhancement of our compliance system and the establishment of appropriate corporate ethics, the Company has established a new Compliance Office on April 1, 2005, as a specialist division to conduct ongoing examination and assessment of these issues on a company-wide basis.

b. Training and Establishment of Hotlines

Other steps taken here include the formulation and distribution to each and every Group employee of the "AIFUL Group Ethical Code," as well as the establishment of hotlines in the Personnel and Inspection Departments for discussion of breaches of the code. AIFUL has also established a Customer Service Center within the Legal Department to respond promptly to customer inquiries and complaints, with the aim of increasing customer satisfaction and reinforcing the legal compliance system, which includes guidance and education for the sales and marketing staff in cooperation with the Compliance Committee. In addition to the establishment of a new Compliance Hotline in June 2003, the Company standardized its internal reporting system, establishing a structure that prevents breaches of the law and internal regulations before they happen.

c. Maintaining Accuracy in Disclosure of Financial Information and Internal Control

The AIFUL Group's system for maintaining the accuracy of financial information consists of the prescribed checking procedures in the Accounting Department and audits based on the Commerical Code and the Securities and Exchange Law. Apart from this, AIFUL has long maintained an organizational structure based on the separation of the division in charge of financial accounting (Accounting Department) and the division in charge of management accounting (Management Planning Department), which provides a system of checks and balances.

Moreover, the Company's efforts to maintain accuracy include additional checks made in advance by related departments, including the Investor Relations Office, the Public Relations Department, the Legal Department, and the Management Planning Department

d. Enhancing Disclosure and Internal Control

AIFUL believes that appropriate disclosure of business information will make external monitoring of management more effective. Based on the principle of aiming for transparent management and effective corporate governance, AIFUL strives to provide full disclosure that is timely and easy to understand. Its activities include maintaining an investor relations web site, disclosing information through press releases, settlement data books and similar materials, as well as providing information and briefings for the domestic and foreign mass media, investors and analysts. AIFUL also provides regular feedback to the president, Board of Directors' meetings and departmental managers on the opinions and desires of investors in its efforts to enhance the corporate governance system.

ii) Establishment Status of Risk Management System

With regard to its risk management system, AIFUL has established a system in which the Risk Management Committee within the Management Planning Division primarily gathers information on latent and apparent risk factors within the Company, and conducts crisis management in cooperation with related departments, including the Investor Relations Office, Public Relations Department and Legal Department. Moreover, in response to the Personal Information Protection Law, which came into force on April 1, 2005, the Company launched a project in April 2004 to prevent the leaking of information, carrying out a review of the proper handling of personal information and company-wide security management measures to prevent the leakage of personal information before it happens in terms of the human, organizational and technical aspects and establishing a system to prevent the disclosure of personal information.

Moreover, AIFUL has prepared an action plan for when problems relating to personal information or corporate information arise at the Company or at Group companies, and has set up a new Information Management Contingency Plan, for which the Information Management and Administration Office within the Management Planning Department is responsible, with the aim of addressing emergencies properly and promptly, thus establishing a strong system for responding to emergencies.

iii) Internal Auditing and Auditing System and Status of Auditing

a. Internal Auditing and Auditing System

AIFUL established the Inspection Department with the aim of monitoring the appropriateness and legality of business processes, including at Group companies. It works on a day-to-day basis to detect and curb deviations by conducting regular inspections, primarily at the business offices of AIFUL and its Group companies.

With regard to the management supervisory function, AIFUL employs an auditor system, which has four auditors, including three external auditors. The auditors not only supervise management through attendance at the weekly Board of Directors meetings at AIFUL and LIFE, but also attend the Compliance Committee and work in close cooperation with the Inspection Department, the internal audit department, to firmly implement the auditing system. Moreover, the auditors of the Company and each Group company work in conjunction with the Group Company Control Section and the Inspection Department to establish the auditing system at Group companies as well.

b. Auditing

AIFUL employs Deloitte Touche Tohmatsu and Shimbashi & Co. as auditors based on the Commercial Code and for audits based on the Securities and Exchange Law. There are no beneficial relationships between these audit corporations and the employees engaged in conducting audits at AIFUL and AIFUL.

AIFUL concludes an audit agreement regarding auditing under the Commercial Code and auditing under the Securities and Exchange Law with these audit corporations, and it pays the fees based on the contract. The names of the certified public accountants who conducted audits, and the composition of the assistants involved in auditing operations in the fiscal year under review are as follows.

Names of certified public accountants who conducted audits
Designated staff, staff who conducted audits: Hiroshi Ymaguchi, Norikazu Nishino
Representative staff, staff who conducted audits: Hiroyuki Toda, Hironori Okada
Composition of assistants involved in auditing operations
Five certified public accountants, 2 junior accountants, five others

c. Details of Officers' Salaries and Remuneration and Audit Fees

In the fiscal year under review, officers' salaries and remuneration for directors and auditors of AIFUL were as follows.

Details of Officers' Salaries and Remuneration

Salaries and Remuneration Paid to Directors and Auditors:	Directors: 380 million yen/person (total 19 directors) Auditors: 61 million yen/person (total 5 auditors)
Amount paid in directors' bonuses in distribution of net profit:	106 million yen
Amount paid in directors' retirement bonuses based on resolution of General Meeting of Shareholders during fiscal year under review:	112 million yen

Notes: 1. At the end of the fiscal year under review, there were 17 serving directors and four serving auditors.
2: Caps on salaries and remuneration: Directors: ¥500 million/person
Auditors: ¥80 million/person

Details of Audit Fees
Audit fees paid to the Company's auditors in the consolidated fiscal year under review are as below.

	(In millions of yen)
Fees relating to statements of audit based on the auditing contract:	70[1]
Fees other than the above:	39
Total:	109

Note: AIFUL: 27 million yen, consolidated subsidiaries: 42 million yen

(2) Existence of Personal, Financial, Business or Any Other Beneficial Relationship Between the Company, and the External Directors and External Auditors

There is no business or other beneficial relationship between the Company and its external auditors.

7. Brand Strategy Policies

In October 1999, AIFUL commenced a company-wide branding project. To date, this project has been responsible for generating a wide range of proposals related to the company's branding initiatives. From April 2003 onwards, the system has been revitalized by bringing it under the direct control of top management, which has positioned it as its highest priority.

Under the new project, "A Company for Security and Creation" was selected as the concept to unify the large number of different AIFUL brands. Adopting improvement in corporate value itself based upon progress in customer satisfaction and employee satisfaction, as the primary goal for brand strategies, AIFUL plans, in turn, to boost investor satisfaction. In this manner, the company will make real "Prosperity for All," the management ideal outlined in its corporate principles.

In February 2004, AIFUL established "With Heartful Communication" as its brand statement. The Company intends to expand a variety of communication programs in an integrated manner to further strengthen the AIFUL brand.

The Company is also involved in activities as a good corporate citizen, supporting marathons and other sports events that bring AIFUL and local residents closer together.

III. Results of Operations and Financial Position

1. Summary of Operations

A. Business Environment

In terms of the Japanese economy during the fiscal year under review, the Bank of Japan's *tankan* survey of business confidence for March 2005 showed an eight-point deterioration compared with the survey in December 2004, in business sentiment among large manufacturers, an indicator used to predict economic trends. However, business sentiment deteriorated in only three of the 12 categories for large non-manufacturers, indicating firmness in non-manufacturing industries.

Moreover, although the employment environment improved and wages stopped falling, the employment conditions index, which indicates the employment environment, was negative for the first time in twelve years and personal consumer spending has remained flat. In addition, there are also concerns that the rapidly rising price of crude oil will affect corporate earnings, and the economy overall has continued to mark time.

The industry is being increasingly reorganized as banks and foreign-capital companies enter the consumer finance and credit card markets. Credit card companies and mega-banks are involved in business alliances such as capital tie-ups between major consumer finance companies and mega-banks, and foreign-capital banks are buying up credit sales companies. This expansion across industry boundaries has heightened competition for share in the consumer credit market.

Meanwhile, the number of applications for personal bankruptcy (as published by the Supreme Court), which has a major impact on bad debts, has been registering year-on-year decline for 16 months in a row since November 2003, and the brakes have been applied to rising bad debt expenses.

Based on this business environment, the AIFUL Group is aiming to step beyond the limits of the niche consumer finance industry and become a comprehensive retail finance company that targets the entire consumer credit market. The Company has continued to promote diversification of products and sales channels, maintaining growth by catering to a wider range of customer needs.

Moreover, each company that belongs to the Group has been establishing a brand value based on the unified concept of "A Company for Security and Creation." At the same time, while working together to generate synergistic effects and strengthen the Group, they have also been striving to develop efficient operations.

B. Operations

(1) AIFUL Corporation

During the consolidated fiscal year under review, AIFUL's loan business witnessed the company pursuing product diversification strategies chiefly in unsecured loans as well as home equity loans and small business loans, in order to more comprehensively cater to customer needs, and it achieved steady growth in loans outstanding.

A summary by product is as below.

i) Unsecured Loans

There were 541,000 new applications for unsecured loans during the consolidated fiscal year under review, a decrease of 2.4% compared to the previous year, and a continuation of the declining trend Although new account acquisitions rose 0.1% year-on-year in July and 4.5% in August, turning positive for the first time in two years and nine months, the trend of decline resumed from December 2004 with the economy continuing to mark time, and new account acquisitions for the year were 343,000, down 3.4% year-on-year. Meanwhile, the proportion of new account acquisitions via the Internet, including cellular phone and PC, rose steadily to 11.8% as a result of aggressive use of banner advertisements on the AIFUL website.

As a result, unsecured loans outstanding stood at 1,093,662 million yen, up 1.2% year-on-year at the end of the consolidated fiscal year under review.

ii) Home Equity Loans and Small Business Loans

AIFUL's diversification strategy involves home equity loans and small business loans, and the Company has positioned these areas as key products in maintaining long term growth potential. As a result of proactive marketing to cater to a whole range of customer needs, loans outstanding in the consolidated fiscal year under review consisted of home equity loans of 345,180 million yen, up 0.7 % year-on-year, and small business loans of 32,924 million yen, up 17.8 % year-on-year.

A summary of business other than loan operations is as follows.

iii) Credit Guarantees

The guarantee business is a fee business in which AIFUL provides guarantees for loan products handled by financial institutions, and the Company has been developing the business as a new source of earnings. In addition to unsecured personal loans, the Company has also been active in guarantee operations for small business loans using the expertise it has built up in the provision and screening of small business loans. The entire financial industry is now taking note of this credit guarantee market for loans to small businesses, and AIFUL is becoming more active in it.

As a result of these efforts, at the end of the consolidated fiscal year under review, AIFUL's guarantee partners numbered 41 unsecured personal loan companies and 32 small business loan companies, and the balance of guarantees stood at 43,180 million yen, marking steady growth of 58.1% compared with the end of the previous year.

iv) Credit Cards

With regard to AIFUL's own AIFUL MasterCard credit card operation, the Company has been actively developing a range of co-branded cards with the aim of attracting new customers in their 20s. These include the co-branded card "Fan! MasterCard" (applications accepted from October 2004) for members of the Universal Fan Club as well as new business tie-ups with ten companies. As of April 1, 2005, co-branded card operations have been transferred from the credit card division (Credit Card Business Department) and merged with LIFE with the aim of conducting a more effective and efficient credit card strategy in the Group.

v) Expansion of Channels

The Company has opened 25 outlets and closed 16 outlets as part of its store network restructuring, bringing the total number of stores to 1,572, with 549 staffed stores and 1,023 non-staffed facilities, at the end of the consolidated fiscal year under review. In its expansion of deposit and withdrawal channels, the Company entered new partnerships with 10 banks and two companies with 13,122 ATMs, giving customers access to 76,338 CD/ATMs, including AIFUL's own ATMs.

In June 2004, the Company extended the transaction hours for its ATM partnership with IY Bank, which makes it possible to make deposits and withdrawals until 11:00 pm, increasing convenience for customers.

Bad debt expenses, which rose for a prolonged period, were 97,385 million yen at the end of the consolidated fiscal year under review, down 10.8 % compared with the previous year, as a result of factors such as the contraction in the number of personal bankruptcies for the first time in ten years since 1994 and a continued improvement in the employment situation. This indicates that bad debt expenses have peaked.

As a result, AIFUL's loans outstanding at the end of the consolidated fiscal year under review stood at 1,471,767 million yen, an increase of 1.4% year-on-year.

(2) LIFE Co., Ltd.

In the consolidated fiscal year under review, which was the last year of the medium-term business plan, LIFE Co., Ltd. continued to concentrate on making the steady shift in its business portfolio from a low earnings structure to a high earnings structure. This included pouring management resources into credit card shopping, per-item credit, and consumer finance businesses, with the aim of establishing a stable earnings base.

In April 2004, LIFE moved the responsibility for the overall management of Cash Plaza from the seven nationwide branch offices to the Loan Business Division in the Headquarters to strengthen marketing capabilities. This change reinforced information coordination between branch offices and the Headquarters and enabled LIFE to meet customer needs quickly. In addition, the branch offices have created a new system putting one person in charge of promoting credit cards and per-item credit at the individual branch office level in order to strengthen marketing.

In its credit card business, LIFE has been steadily expanding the number of cardholders by beginning the issue of a range of co-branded cards, including a large-scale tie-up with a major supermarket that aims for more than 400,000 cardholders in its first fiscal year. To strengthen cardholder services, LIFE has updated the design and content of customer invoices to turn them into tools of communication with customers. Moreover, it has been improving its point services into a more attractive service by introducing a bonus point system that rewards higher spending and a system that automatically carries points over to the following business year.

Moreover, as part of its visual identity (VI), the company made LifeCard its corporate brand and adopted a new brand emblem in April 2004 with the aim of establishing a brand image as a credit card company. The new emblem contains the concept of seeking to be a forward-looking company that goes beyond the existing framework and common sense.

The company has begun a new partnership with three banks in order to expand the channels for its cash advance services, meaning that 130,000 CD/ATMs at 487 partner financial institutions and credit card companies may be used.

As a result, the total number of credit card holders at the end of the consolidated fiscal year under review rose 880,000 to 11,910,000. The effective use of advertising and the effect of acquiring cards with higher activity rates resulted in a steady rise in card shopping activity rates.

In addition to this, LIFE has also been aggressively carrying out expansion into new credit card businesses, such as a cash card that incorporates a credit card with the product name of "Bank Alliance Card" based on its December 2004 tie-up with Higashi Nippon Bank, Limited.

In its per-item credit business, LIFE is working to increase business volume and accumulate prime assets by strengthening and enhancing the efficiency of its sales organization.

In its consumer finance business, LIFE opened 13 new branches, bringing the total number of LIFE Cash Plazas to 204.

Also, LIFE followed up its LIFE Card Shinjuku Store, a new concept store that showcases the LIFE Card brand, with six new stores in Umeda, Takadanobaba, Shibuya, Matsuyama, Kokura and Kanda in its efforts to accelerate acquisition of new customers.

In its guarantee business, LIFE sought to expand bank loan guarantee products, and commenced new partnerships with 35 banks, bringing its number of guarantee partners to 126 banks.

Moreover, Rating and Investment Information, Inc. boosted LIFE's senior long-term debt rating from BBB+ to A− and its short-term debt rating from a− 2 to a− 1 in view of the company's favorable earnings and increased financial stability. In addition, LIFE obtained a new senior long-term debt rating of A- and a short-term debt rating of J-1 from Japan Credit Rating Agency, Ltd.

As a result of the foregoing, operating loans outstanding in the fiscal year under review totaled 751,553 million yen, up 7% year-on-year (including 167,027 million yen in operating loans taken off the balance sheet by securitization. This total consisted of credit card shopping, up 11.3% year-on-year to 79,622 million yen, per-item credit, up 12.2% to 197,123 million yen, credit card cash advances, up 8.4% to 367,459 million yen, credit guarantee installment receivables, down 7.6% to 98,226 million yen, and other businesses, down 5.3% to 9,121 million yen. Meanwhile, the volume of business was up 18.1% year-on-year to 378,160 million yen for credit card shopping, 15.8% to 155,752 million yen for per-item credit, down 7% to 27,747 million yen for credit guarantees, and up 5.1% to 321,493 million yen for credit card cash advances.

(3) Other Group Companies

i) Small Business Loans

Businext was formed jointly by AIFUL and Sumitomo Trust & Banking Co., Ltd., and in April 2004 it constructed a new corporate scoring system based on data accumulated thus far to enhance the accuracy of its credit screening. In addition, it has made steady progress in gaining new customers as its direct marketing (DM) campaign and the improvement in business sentiment have coincided.

As a result, at the end of the consolidated fiscal year under review, loans outstanding stood at 47,622 million yen, up 72.6% year-on-year.

Businext's Nagoya branch was opened in October 2004 and the Sendai branch opened in March 2005 to better meet the capital needs of sole-proprietors and small and medium-sized businesses in the Chubu area and the Tohoku and Hokkaido areas.

City's Corporation has concentrated on acquiring good quality customers by turning its marketing expertise into manuals and making the most of these manuals. Due to the improvement in business sentiment at small and medium-sized enterprises, the widening base of economic recovery, and the fact that it opened 13 new offices during the year, loans outstanding stood at 45,673 million yen at the end of the consolidated fiscal year under review, up 46.3% year-on-year.

ii) Consumer Finance

Consumer finance companies Happy Credit Corporation, Sinwa Co., Ltd., and Sanyo Shinpan Co., Ltd. merged in April 2004 and commenced operations as Tryto Corporation. While the objective of the merger between the three companies was efficient business expansion, loans outstanding stood at 58,121 million yen as a result of tightening up the granting of credit to provide for an increase in bad debt expenses in the consolidated fiscal year under review.

Tryto Corporation began to offer home equity loans in October 2004, taking advantage of AIFUL's accumulated knowledge, and it will be expanding the acquisition channels for home equity loans within the Group in the future to better meet customer needs.

Also, Wide Corporation, a business concentrated in eastern Japan, was made a subsidiary of AIFUL on June 30, 2004. Wide Corporation is a consumer finance company with a network of 293 branches and a loan balance totaling 95,345 million yen (including 17,000 million yen in off-balance sheet receivables resulting from securitization). With the addition of this company to the AIFUL Group, AIFUL intends to enhance earnings and profitability by pursuing greater business efficiency and synergistic effects.

Moreover, AIFUL received approval from the Tokyo District Court on April 26, 2004 to conclude a sponsor agreement with the administrator of TCM Co., Ltd., a company undergoing reorganization. On December 31, 2004, AIFUL received approval from the Tokyo District Court for a rehabilitation plan. On February 21, 2005, AIFUL acquired all stock in TCM through full subscription to a capital increase based on the rehabilitation plan, turning the company into a wholly owned subsidiary. On March 31, 2005, AIFUL obtained a decision from the Tokyo District Court that the rehabilitation procedures had been completed, and TCM became a member of the AIFUL Group both in name and in reality.

On March 30, 2005, AIFUL concluded a final agreement making Passkey Co., Ltd. into a wholly owned subsidiary. Passkey is a consumer finance company in Hokkaido with a 27-branch network, and loans outstanding of 8.3 billion yen (as of February 28, 2005).

iii) Servicer

AsTry Loan Services Corporation, a joint venture with Aozora Bank, has concentrated diligently on expanding the claims handled in its management and collection of a range of money claims.

iv) Venture Capital

Kokusai Capital Co., Ltd. was renamed New Frontier Partners Co., Ltd. on July 1, 2004. In the company's first deal since it became a subsidiary of AIFUL, New Frontier Partners established the "NFP: Strategic Partners Fund" worth 2.21 billion yen with a joint capital injection from the Organization for Small & Medium Enterprises and Regional Innovation and Hitachi Ltd. New Frontier Partners will continue to pursue Group synergies in order to accelerate the development of the AIFUL Group as a comprehensive retail financial services company.

As a result, AIFUL and it subsidiaries had 2,095,201 million yen in outstanding loans, up 9.8% compared to the previous year, 276,848 million yen in installment receivables, up 11.8%, 141,407 million yen in credit guarantee installment receivables, up 5.8%, and 10,489 million yen in other business, up 2.8%, at the end of the consolidated fiscal year under review. The amounts above include 184,027 million yen in off-balance sheet loans due to securitization (including 99,580 million yen in outstanding loans and 84,447 million yen in installment receivables.)

C. Capital Procurement

In terms of capital procurement, AIFUL and its subsidiaries issued 61 billion yen in domestic straight bonds and private notes, raised 45 billion yen through securitization, and issued 123 billion yen in commercial paper and 500 million US dollars in dollar denominated bonds during the consolidated fiscal year under review. The Company redeemed 90 billion yen in domestic straight bonds and 128 billion yen in commercial paper. As a result of working to further diversify methods of fund raising, capital procurement was 1.6734 trillion yen, 159.6 billion yen higher than a year earlier, at the end of the consolidated fiscal year under review. In addition to strengthening its relationship with existing business partner financial institutions, AIFUL also began working with mega-banks, increasing the depth of its fund procurement base.

These efforts will continue into the future as AIFUL seeks to develop new classes of investors and reinforce relationships with business partners through active investor relations in order to gain access to a low-cost, stable source of funds.

D. Operating Results

As a result of the above activities, operating revenue for the consolidated fiscal year under review jumped 9.5%, to 518,416 million yen. AIFUL's operating revenue grew 1.7% year-on-year to 340,615 million yen, comprising 65.7% of the Group's revenue. LIFE recorded operating revenue of 121,972 million yen, an increase of 9.3% year-on-year, comprising 23.5% of the Group's revenues.
Of consolidated operating revenue, 466,429 million yen, or 90.0%, was accounted for by operating interest on loans, 26,291 million yen or 5.1% by revenue from credit card shopping and per-item credit, 7,087 million yen or 1.4% by credit guarantee revenue and 18,607 million yen or 3.5% by other revenue.

AIFUL's operating interest on loans accounts for 70.9% of the Group's consolidated operating interest on loans. This figure can be broken down into 80.8% in unsecured loans, 16.9% in home equity loans, and 2.3% in small business loans.

Operating expenses for the AIFUL Group totaled 383,700 million yen, up 6.3% compared to the previous year. Of this amount, AIFUL's non-consolidated operating expenses accounted for 60.7%, or 233,034 million yen, of this total, while LIFE's operating expenses accounted for 27.5%, or 105,492 million yen. Total Group operating expenses can be broken down into 155,466 million yen, or 40.5%, for bad debt expenses, 39,682 million yen, or 10.3%, in financial expenses, 23,669 million yen, or 6.2%, in advertising expenses, 54,712 million yen, or 14.3%, in personnel expenses, and 25,556 million yen, or 6.7%, in commissions paid.

The 1,940 million yen in write-down of consolidation adjustment account accrued with the purchase of LIFE Co., Ltd. was recorded as an operating expense.

As a result of the foregoing, consolidated operating income for the consolidated fiscal year under review rose 19.7% to 134,716 million yen, ordinary income was up 20.3% to 135,294 million yen, and net income increased 21.1% to 75,723 million yen.

AIFUL's non-consolidated operating income rose 13.0% to 107,581 million yen, ordinary income climbed 13.7% to 112,533 million yen, and net income rose 26.8% to 67,301 million yen.

E. Fiscal 2005 Outlook

In terms of the outlook for the future, AIFUL believes that the Japanese economy will continue its modest recovery, although it is marking time because of uncertain factors such as the sharp hike in the price of crude oil.
A further intensification in the brisk competition for new customer acquisition is forecast in the consumer credit industry due to factors such as industry restructuring and the entry of the IT industry. However, positive signs are emerging, such as the decline in the unemployment rate and the decrease in the number of personal bankruptcies. While the environment is challenging, it also allows for optimism.

In this environment, the AIFUL Group will diversify its products and its channels for customer acquisition with clear targets for its goal to become a comprehensive retail financial services company, which also targets the small and medium-sized enterprise sector.
The Company will strive to increase its balance of high-quality loans, build the Group's brand value and generate synergistic effects. Working for all-round improvements in management performance, including maximum cost reductions, the Company will maintain steady flows of income.

In the year ending March 2006, we predict a 7.1% rise to 555,049 million yen in consolidated operating revenue, a 14.6% increase to 155,000 million yen in ordinary income, and a 21.2% increase to 91,762 million yen in net income.

We forecast that AIFUL's non-consolidated operating revenue will increase 2.6% to 349,578 million yen, ordinary income will grow 7.5% to 121,000 million yen, and net income will rise 10.5% to 74,351 million yen.

2. Qualitative Information on Changes in Consolidated Financial Position

A. Assets

Loans totaled 1,995,621 million yen, an increase of 11.7% over the previous year. This was primarily due to steady increases in Group loans. AIFUL's loans amounted to 1,471,767 million yen, LIFE's loans stood at 284,879 million yen, Businext's loans totaled 47,622 million yen, and City's loans were 45,673 million yen.

Installment receivables rose 24.7% year-on-year to 192,401 million yen, due to the steady progress made by the credit card shopping and per-item credit businesses at LIFE Co., Ltd.

Credit guarantee installment receivables rose 5.8% to 141,407 million yen as a result of AIFUL and LIFE's active promotion of their guarantee businesses for loan products handled by financial institutions.

While allowance for bad debts decreased due to signs that bad debts had peaked, the acquisition of new consolidated subsidiaries increased allowance for bad debts 9.4%, to 159,483 million yen. (Consolidated loans and installment receivables do not include 99,580 million yen in loans and receivables and 84,447 million yen in installment receivables taken off the balance sheet by LIFE's and Wide Corporation's securitization of receivables.)

The consolidated adjustment account was 11,007 million yen.

B. Liabilities

Total capital procured, including debt, commercial paper and bonds, rose to 1,673,458 million yen.
This was due to an increase in financing to correspond with the steady increase in operating receivables at AIFUL, LIFE, Businext, and City's.

C. Shareholders' Equity

Consolidated shareholders' equity at the end of the consolidated fiscal year under review was 617,352 million yen, and the equity ratio stood at 24%. AIFUL's non-consolidated shareholders' equity was 584,308 million yen, and the equity ratio stood at 28.7%.

D. Cash Flows

Despite a decrease due to growth in loans outstanding, consolidated cash and cash equivalents stood at 108,965 million yen at the end of the consolidated fiscal year, an increase of 10,635 million yen compared with the previous year, due to capital procurement through the issuance of bonds.

(1) Cash flow from operating activities

Despite net income before income taxes of 129,441 million yen, operating activities used net cash of 63,408 million yen, compared to 42,734 million yen a year earlier, due to an increase in loans and other operating receivables and to the payment of corporate tax.

(2) Cash flow from investing activities

Investing activities used net cash of 11,211 million yen compared with the generation of 6,370 million yen for the previous year, as a result of the acquisition of fixed assets and new consolidated subsidiaries.

(3) Cash flow from financing activities

Financing activities generated net cash of 80,318 million yen, compared with 3,097 million yen a year earlier, due to direct and indirect procurement.

3. Business Risk

The main factors that may affect the business performance, share price and financial position of the AIFUL Group are those described below. However, this information does not include all the risks that, in the Company's view, could have a significant effect on the AIFUL Group. In addition to the risks that are noted, there are also risks which are difficult to foresee. Aware that the AIFUL Group's business performance, share price and financial position could be negatively affected by these risks, the Group endeavors to avoid their occurrence and to respond when they do occur. However, this does not guarantee that the occurrence of risk is completely avoided or that the response is appropriate when risk does occur. Material in the text relating to the future was current as of May 10, 2005.

A. Legal Regulations

(1) Business Regulations

In terms of the legal regulation of business, the loan business, including the AIFUL Group's mainstay consumer finance business, is subject to the application of the Money-Lending Business Control and Regulation Law (called "Money-Lending Business Regulation Law" below) and the Law concerning the Regulation of Receiving Capital Subscription, Deposits, and Interest on Deposits (called "Capital Subscription Law" below). Under these laws, business is subject to a range of regulations. These include the prohibition of excessive lending, the publication of loan terms, the advertising of loan terms, the prohibition of exaggerated advertising, the issue of documents, the issue of receipts, the preparation of account books, limitations on the acquisition of blank powers of attorney, regulation of collection activities, surrender of claim documents, the posting of signs, regulation of the cession of obligation, the appointment of managers to handle lending operations, the carrying of identification documents, and the legal regulation of the items to be entered on payment notices.

In addition, the Administrative Guidelines for Precautions Regarding Financial Supervision of the Financial Services Agency of Japan, the supervisory agency, dated October 29, 2003, set standards for preventing excessive lending. The amount that one lender can lend to a borrower in unsecured, non-guaranteed loans with only simple on-the-spot screening is 500,000 yen or an amount equivalent to 10% of the annual income of the borrower.

Amendment of these laws and regulations in the future could affect the performance of the AIFUL Group depending on the details.

Moreover, the AIFUL Group's credit card shopping and per-item credit businesses are subject to the application of the Installment Sales Law. Business is subject to a range of regulations based on the application of the Installment Sales Law. These regulations include the publication of terms of business, the issue of documents, the limitation of the amount of compensation for damages accompanying the cancellation of contracts, pleas against installment sales service providers, the prevention of purchases that exceed capacity to pay, and the prevention of consumer problems related to continuous service. Amendment of this law in the future could affect the performance of the AIFUL Group depending on the details.

(2) Lending Rate

The Law to Partially Amend the Money-Lending Business Control and Regulation Law came into force on June 1, 2000, and under the Capital Subscription Law, the maximum lending rate for when money lenders make loans as part of business operations was reduced from 40.004% per annum to 29.2% per annum, and infringements are subject to criminal penalties. However, the maximum lending rate at the AIFUL Group is lower than this, so it is not considered to have had a particular impact on the earning capacity and financial position of the Group. In addition, Paragraph 2 of Article 12 of the Supplementary Provisions of the Law to Partially Amend the Money-Lending Business Control and Regulation Law and the Law concerning the Regulation of Receiving Capital Subscription, Deposits and Interest on Deposits (called "Amended Money-Lending Business Regulation Law and Capital Subscription Law" Below) promulgated on August 8, 2003 sets a target of three years after the enforcement of the Amended Money-Lending Business Regulation Law and Capital Subscription Law for the necessary review of Paragraph 2, Article 5 (Ceiling Interest Rate) of the Capital Subscription Law, taking into consideration demand for funds and other economic and financial conditions, the financial resources of borrowers, the progress in the establishment of lending rates in accordance with creditworthiness, and other circumstances in the business of money lenders. If the maximum interest rate under the Capital Subscription Law is reduced to a level lower than the current rate, it could affect lending-related businesses and performance at the AIFUL Group.

In addition, under Paragraph 1 of Article 1 of the Interest Limitation Law, a contract for interest on a cash loan for consumption is considered invalid with regard to the portion in excess of the interest ceiling (20% when the principal is less than 100,000 yen, 18% when the principal is less than 1,000,000 yen, and 15% when the principal is 1,000,000 yen or more). Under Article 43 of the Money-Lending Business Regulation Law, when the document specified in the same Law has been issued to the borrower at the time of the loan and the borrower has voluntarily paid the excess portion as interest, and these payments are based on the contract, which is the issued document specified by the same Law, this payment is regarded as the repayment of valid interest on the debt, notwithstanding the provision of Paragraph 1 of Article 1 of the Interest Limitation Law. However, so far a number of lawsuits have been brought for the repayment of the excess portion on the interest ceilings stipulated by the Interest Limitation Law due to a lack of preparation in the industry of the matters to be entered on the contract document specified in the Money-Lending Business Regulation Law, and a number of rulings in favor of these suits have been passed down. The AIFUL Group is also the defendant in a number of lawsuits appealing for the repayment of excess interest, and the claims made by the plaintiffs include the assertion that the AIFUL Group, which operates a loan business, did not fulfill its obligation to issue the necessary documents for repayments to be under the application of the Money-Lending Business Regulation Law. In addition, it is difficult to predict the trend for similar demands for repayment that may be lodged in the future. As a result of the amendment of the Administrative Guidance described below, it is possible that the plaintiffs' claims that the AIFUL Group did not fully meet its obligation to issue documents that include the statutory matters may be recognized in court in the future.

(3) Financial Services Agency Administrative Guidance

i) Obligation to Issue Documents

Based on the Money-Lending Business Regulation Law, when the AIFUL Group, which operates a money-lending business, concludes a loan agreement or a guarantee agreement, and extends a loan, it has an obligation to issue a document that records the specified matters concerning the terms of the loan immediately to the customer, who is the borrower, and the guarantor.

The Administrative Guidance require lenders to issue a document that records all the statutory matters immediately whenever a customer borrows funds from an ATM or staffed office (includes mailing the document immediately) in addition to issuing the prescribed document when the contract is concluded. The AIFUL Group changed the software for the Company's ATMs and has been issuing the document described above that records all the statutory matters since August 2003.

In addition, for the ATM's of partner financial institutions, the Company obtains the prior consent of customers to mail the document that records the statutory matters to the customer separately immediately after a loan. However, the Company does not mail the document to customers from which it has not obtained prior consent. The Financial Services Agency has statutory authority to impose administrative penalties for non-compliance by lenders with the obligation to issue documents, including an order to completely or partially suspend business, and restrict the use of ATMs at partner financial institutions as well as cancel registration as a lender.

The imposition of such administrative penalties on the AIFUL Group could affect the Group's performance and financial position.

ii) Ensuring the Obligation to Inform

The Administrative Guidance was amended on May 1, 2005 from the viewpoint of strengthening the lender's duty to inform as well as strongly requiring the establishment of the conditions for fulfillment of the obligation to inform in order to completely protect customers. In a strengthening of the obligation to inform on power of attorney for the creation of a notary deed and the duty to inform on guarantees, a new chapter was established on the obligation to inform, which includes, for example, providing information that envisages the conditions in which the performance of a guarantee is required to a person who intends to become a guarantor as part of an actual detailing of the legal effects and risks.

Moreover, the fact that necessary and suitable measures have not been taken to ensure adequate performance of the obligation to inform in the operation of the loan business has been newly added to the practices that would fall, with great possibility, into the category of deceit and other unlawful or clearly improper practices prohibited by the Money-Lending Business Regulation Law, in providing loans, managing receivables based on loan contracts and collecting operations. These measures include the establishment of in-house regulations on the need

to inform when concluding a loan contract so that the other party fully understands the content of the contract, and conducting staff training to thoroughly educate all members of staff.

The AIFUL Group intends to comply with such amendments. However, doing so may incur new, unforeseen expenses. In addition, if the Financial Services Agency deems that the Company has not complied with the amendments, it could be subject to penalties for infringement of the Money-Lending Business Regulation Law or the Administrative Guidance. As a result, the AIFUL Group's performance and financial position may be affected.

(4) Other Laws

i) Personal Information Protection Law and the Handling of Personal Information

On April 1, 2005, the Personal Information Protection Law and the accompanying guidelines on the protection of personal information established by each government Ministry came into force. Under the law, businesses that handle personal information (within the AIFUL Group, AIFUL Corporation, LIFE Co., Ltd., Tryto Corporation, Wide Corporation, City's Corporation, Businext Corporation, TCM Co., Ltd., Passkey Co., Ltd., and AsTry Loan Services Corporation fall into this category) must, with regard to the personal information specified by the Law, specify the purpose of use as far as is possible and are prohibited from handling personal information beyond the scope needed for achieving the purpose without the consent of the individual. In addition, when a business that handles personal information has its employees use personal databases, which are media for gathering information including personal information, it is necessary to follow various requirements which include taking the necessary and proper security management measures and supervising employees. Apart from this, there are also specific obligations to report to the supervisory authorities when deemed necessary. Moreover, when it is deemed necessary to protect personal rights and interests following an infringement of the Law, the competent Minister may recommend or order a suspension of the practice which constitutes the infringement and recommend or order the necessary measures be taken to correct the infringement. Furthermore, businesses are required to make notification, clearly state and publish the purpose of use of personal information, obtain the consent of customers where necessary related to the handling of personal information, to supervise sub-contractors when subcontracting the handling of personal information, establish a system for security management from the organizational, personnel and technological perspectives, and publish their basic policy on the handling of personal information. In accordance with this, after reviewing its handling of personal information in the past, the AIFUL Group produced a response strategy to coincide with the enforcement of the Law on April 1, 2005. As well as this, the Group has also taken measures to prevent the leaking of personal information before it happens. However, there is no guarantee that the measures are infallible. If the leaking of personal information should occur for any reason, or the Company is in breach of the Law, not only would the AIFUL Group be subject to penalties under the Law, but it would also lose public trust. As a result, this could affect the performance of the AIFUL Group.

ii) Amendment of the Judicial Scrivener Law

Effective April 1, 2003, the Judicial Scrivener Law was amended to expand the scope of judicial scrivener services, making it possible for judicial scriveners to appear as representatives in court like lawyers in cases such as arbitration and civil lawsuits (maximum claim of 1.4 million yen) that can be handled by a summary court. If there is an increase in the number of lawsuits and adjustments of debt using judicial scriveners as representatives as a result of this amendment and further expansions in the scope of services, it may lead to longer repayment plans for the Group's loans and a rise in bad debts. This could affect the performance of the AIFUL Group.

iii) Impact from Amendment of Bankruptcy Law

The amendments to the Bankruptcy Law came into force on January 1, 2005. The amendments seek to streamline and accelerate bankruptcy proceedings. If the amendments are accompanied by a rise in the number of bankruptcies, it could lead to an increase in bad debts, and this could affect the performance of the AIFUL Group.

iv) Possibility of Increase in Adjustment of Debts due to Formulation of the Special Conciliation Law and Amendments to Civil Rehabilitation Law

Under the Law concerning Special Conciliation to Promote the Liquidation of Specified Debts that came into force on February 17, 2000, debtors who are likely to be unable to pay off their debts, are now able to negotiate with creditors via arbitration by an arbitration committee composed of a judge and civil conciliators with specialist knowledge and experience in the necessary laws, taxes, finances, corporate finances, and asset appraisal, depending on the nature of the business operated by the debtor to adjust the debt, such as by changing the due date for payment. In addition, the amendments also made it possible for a debtor to request a suspension of civil execution proceedings against personal assets during the special conciliation proceedings.

Moreover, under the amended Civil Rehabilitation Law, which came into force on April 1, 2001, a number of optional proceedings were adopted to allow the postponement of loan repayments, without adjudication of bankruptcy, for personal loans to bankrupt borrowers. One of the procedures based on the Law does not require the approval of creditors for a draft rehabilitation plan. In addition, in certain circumstances, it makes it possible to avoid losing a personal residence covered by a home loan through the application of the special provisions for home funds.

If the number of individuals requesting legal protection from creditors (including AIFUL Group customers) increases as a result of these introductions to the legal system, it could lead to longer repayment plans for the Group's loans and a rise in bad debts. This could affect the performance of the AIFUL Group.

v) Law on the Issuance of Corporate Bonds for the Loan Business of Financial Companies

The use of funds procured through bond issuance by non-banks, which includes the AIFUL Group, had formerly been restricted. However, the Law on the Issuance of Corporate Bonds for the Loan Business of Financial Companies, which came into force on May 20, 1999, made it possible for the proceeds of bond issuance to be applied to lending operations when the company has received registration as a specified

AIFUL Corporation and LIFE Co., Ltd., an AIFUL subsidiary, received registration as specified finance companies accompanying the enforcement of the Law. AIFUL Corporation and LIFE Co., Ltd., had issued 478,890 million yen in corporate bonds as of the end of the fiscal year ending March 2005.

B. Capital Procurement Environment: Trends in the Borrowing Rate

(1) Interest Rate Fluctuation Risk

The interest rate for the capital procurement of the AIFUL Group varies depending on the market environment and other factors. In order to minimize the risk of interest rate fluctuation, the Company hedges against increases in interest rates using interest caps and swaps in its efforts to reduce the impact of interest rate fluctuations. However, the performance of the AIFUL Group could be affected by future increases in interest rates.

(2) Status of Capital Procurement and Diversification

The AIFUL Group has been seeking to diversify its fund raising methods to include borrowing from financial institutions, syndicate loans, corporate bonds, commercial paper and asset securitization. At present, the Company considers that there are no difficulties in procuring loan funds. However, capital procurement on the same terms as at present may become difficult if financial institutions become reluctant to lend or borrowing terms deteriorate and the amount of borrowings falls due to a decline in the Company's creditworthiness, and this could affect the performance of the AIFUL Group.

C. Changes in Performance

The AIFUL Group has steadily expanded its earnings through product diversification to include not only specialist consumer finance but also home equity loans and small business loans and promoting diversification in its business to enter the installment sales and credit card businesses as well as loan guarantee partnerships with banks and M&A. Meanwhile, the very framework of the competitive environment surrounding the AIFUL Group is changing from competition in the traditional specialist consumer finance market to the fierce competition of a single overall consumer credit market, which includes banks, credit card companies, installment sales companies, and consumer finance specialists. Moreover, the rise in the number of applications for personal bankruptcy had had a significant impact on the increase in bad debts in the consumer finance industry. Although a decline in the growth rate in the number of applications for personal bankruptcy began to appear in July 2003, and the growth rate has been negative year-on-year since November 2003, it is forecast that the number of personal bankruptcies will remain at a high level as long as the high unemployment rate and the lack of growth in employment income due to the deterioration in the income and employment environments in recent years persists.

The performance of the AIFUL Group may be affected by these types of changes in the market environment.

D. Dislocation, Breakdown and Other Damage to Technology Systems, including Information Network System and Internet Services

The AIFUL Group depends on internal and external information and technology systems to manage its business, and this dependence on software, systems and networks to manage the business office network and the diversity of information that makes up the Group's business, including customer and account data is growing.

The hardware and software used by the AIFUL Group could suffer damage or interruption by human errors, natural disasters, power outages, computer viruses, and other similar phenomena or be adversely affected by an interruption in support services provided by a third party, such as a telephone company or an Internet service provider. Such dislocation, breakdown, delay or other damage in information or technology systems could reduce the number of accounts established by new customers, delay the repayment of accrued balances, reduce the trust of consumers in the AIFUL Group's business, or result in other disadvantageous effects on the performance of the AIFUL Group.

The AIFUL Group seeks to duplicate both its hardware and telecommunications equipment to keep damage to a minimum by replacing equipment with backups when damage occurs. However, interruption to the operations of the AIFUL Group may be unavoidable in the event of natural disasters, such as earthquakes or typhoons.

E. Significant Lawsuits

The AIFUL Group is not currently contesting any significant lawsuits. However, the Group is aware of media coverage of a claim for application of administrative penalties by some groups because of the Group's loan collection practices. The precise claims of the groups are not clear at present, but lawsuits could be brought in the future. As a result, new, unforeseen expenses could be incurred, and media coverage of such lawsuits could create apprehension and cause the Group to lose public trust. This may result in an impact on the acquisition of new customers, stock price formation and borrowing of funds, which may affect the performance of the AIFUL Group.

IV. Consolidated Financial Statements

1. Consolidated Balance Sheets

(In millions of yen - rounded down, except where noted)

		End of previous consolidated fiscal year (As of Mar. 31, 2004)			End of current consolidated fiscal year (As of Mar. 31, 2005)		
Category	Note No.	Amount		%	Amount		%
(Assets)							
I. Current assets							
1. Cash and cash equivalents	*2		99,163			109,575	
2. Loans	*2, 7, 8		1,786,940			1,995,621	
3. Installment receivables	*2, 5,7		154,285			192,401	
4. Operational investment securities			–			1,622	
5. Credit guarantee installment receivables			133,610			141,407	
6. Other operating receivables			10,205			10,489	
7. Marketable securities			120			–	
8. Inventory	*2		1,327			8,382	
9. Deferred tax assets			29,311			30,809	
10. Short-term loans	*3		20,178			5,187	
11. Other	*2		55,844			53,559	
12. Allowance for bad debts			(126,918)			(137,935)	
Total current assets			2,164,068	92.8		2,411,119	93.7
II. Fixed assets							
1. Tangible fixed assets							
(1) Buildings and structures	*2	45,576			49,861		
Total accumulated depreciation		(24,700)	20,875		(27,443)	22,418	
(2) Machinery and vehicles	*2	220			232		
Total accumulated depreciation		(59)	160		(91)	140	
(3) Equipment and fixtures		16,065			19,208		
Total accumulated depreciation		(6,438)	9,626		(9,387)	9,821	
(4) Land	*2		14,635			15,653	
(5) Construction in process account			181			218	
Total tangible fixed assets			45,479	2.0		48,252	1.9
2. Intangible fixed assets							
(1) Software			21,050			19,806	
(2) Telephone rights			667			691	
(3) Consolidation adjustment account			14,370			11,007	
(4) Other			43			311	
Total intangible fixed assets			36,131	1.5		31,816	1.2
3. Investment and other fixed assets							
(1) Investment securities	*4		17,016			24,273	
(2)Claims in bankruptcy	*8		23,660			28,535	
(3) Long-term loans			8,491			8,344	
(4) Lease deposits and guarantees			10,776			12,195	
(5) Deferred tax assets			14,782			4,288	
(6) Loss on deferred hedge			18,974			18,970	
(7) Other	*2		11,718			7,393	
(8) Allowance for bad debts			(18,838)			(21,547)	
Total investment and other fixed assets			86,582	3.7		82,453	3.2
Total fixed assets			168,193	7.2		162,522	6.3
III. Deferred assets							
1. Bond issuing expenses			499			643	
Total deferred assets			499	0.0		643	0.0
Total assets			2,332,761	100.0		2,574,286	100.0

Category	Note No.	End of previous consolidated fiscal year (As of Mar. 31, 2004)			End of current consolidated fiscal year (As of Mar. 31, 2005)		
		Amount		%	Amount		%
(Liabilities)							
I. Current liabilities							
1. Notes & accounts payable - trade			26,251			28,988	
2. Credit guarantees payable			133,610			141,407	
3. Short-term debts	*2		57,034			71,695	
4. Current portion of bonds			90,000			94,000	
5. Current portion of long-term debts	*2		408,204			436,661	
6. Commercial paper			5,000			–	
7. Income taxes payable			25,845			23,597	
8. Reserve for accrued bonuses			3,878			4,243	
9. Gains on deferred installments	*6		10,826			14,523	
10. Other	*2		42,680			43,750	
Total current liabilities			803,332	34.4		858,865	33.4
II. Long-term liabilities							
1. Bonds			365,000			384,890	
2. Long-term debts	*2		588,572			686,212	
3. Allowance for retirement benefits for employees			2,417			687	
4. Allowance for retirement benefits for directors			1,262			1,419	
5. Interest swaps			18,832			17,834	
6. Other			1,157			1,639	
Total long-term liabilities			977,243	41.9		1,092,683	42.4
Total liabilities			1,780,575	76.3		1,951,548	75.8
(Minority interests)							
Minority interests			4,681	0.2		5,384	0.2
(Shareholders' equity)							
I. Common stock	*9		83,317	3.6		83,317	3.2
II. Capital surplus	*1		104,125	4.5		104,125	4.0
III. Retained earnings			357,705	15.3		427,609	16.6
IV. Differences in evaluation of other marketable securities			4,417	0.2		5,363	0.2
V. Treasury stock	*10		(2,062)	(0.1)		(3,063)	(0.0)
Total shareholders' equity			547,503	23.5		617,352	24.0
Total Liabilities, minority interests and shareholders' equity			2,332,761	100.0		2,574,286	100.0

2. Consolidated Statement of Income

(In millions of yen - rounded down, except where noted)

Category	Note No.	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount		%	Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount		%
I. Operating revenue							
1. Interest on loans to customers			429,512	90.7		466,429	90.0
2. Credit card revenue			8,140	1.7		9,090	1.7
3. Per-item credit revenue			15,508	3.3		17,200	3.3
4. Credit guarantee revenue			5,562	1.2		7,087	1.4
5. Financial revenue - other							
(1) Interest on deposits		7			2		
(2) Interest on marketable securities		1			0		
(3) Interest on loans		47			111		
(4) Other		39	95	0.0	31	144	0.0
6. Operating revenue - other							
(1) Sales of real estate		50			–		
(2) Revenue from operational investment securities		–			664		
(3) Collection of bad debts		6,778			7,719		
(4) Other		7,830	14,658	3.1	10,077	18,462	3.6
Total operating revenue			473,477	100.0		518,416	100.0
II. Operating expenses							
1. Financial expenses							
(1) Interest expenses		24,620			26,534		
(2) Interest on bonds		9,908			8,887		
(3) Other		3,635	38,164	8.1	4,260	39,682	7.7
2. Cost of sales							
(1) Cost of sales of real estate		137			–		
(2) Cost of sales of operational investment securities		–	137	0.0	357	357	0.0
3. Operating expenses - other							
(1) Advertising expenses		19,962			23,669		
(2) Commissions		21,502			25,556		
(3) Loan losses		13,447			11,972		
(4) Transfer to allowance for bad debts		143,892			143,493		
(5) Salaries for employees		37,519			41,340		
(6) Transfer to reserve for accrued bonuses		3,878			4,209		
(7) Expenses for retirement benefits for employees		679			2,098		
(8) Transfers to allowance for retirement benefits for directors		137			95		
(9) Write-down of consolidation adjustment account		2,061			1,940		
(10)Other		79,530	322,610	68.1	89,284	343,660	66.3
Total operating expenses			360,911	76.2		383,700	74.0
Operating income			112,566	23.8		134,716	26.0
III. Non-operating income							
1. Interest on loans		45			41		
2. Dividends received		94			140		
3. Dividends on insurance		209			766		
4. Other		691	1,040	0.2	544	1,493	0.3
IV. Non-operating expenses							
1. Interest expenses		183			189		
2. Loss on investment in anonymous association		747			616		
3. Other		229	1,160	0.3	109	914	0.2
Ordinary income			112,446	23.7		135,294	26.1
V. Extraordinary income							
1. Gain on sale of investment securities		738			712		
2. Allowance for bad debts from previous year		2			0		
3. Gain on liquidation of lease deposits and guarantees		31			33		
4. Gain from transfer of agency portion of employees' pension fund to government		4,025			207		
5. Gain on transfer to defined contribution pension system		–			208		
6. Other		159	4,957	1.0	21	1,184	0.2

		Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)			Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)		
Category	Note No.	Amount		%	Amount		%
VI. Extraordinary losses							
1. Loss on sale of fixed assets	*1	259			383		
2. Loss on disposal of fixed assets		667			548		
3. Loss on sale of investment securities		43			170		
4. Loss on valuation of investment securities		601			499		
5. Loss on reorganization of affiliates		126			–		
6. Loss on withdrawal from auto loan business		4,106			–		
7. Transfer to allowance for bad debts		12			–		
8. Write-down of consolidation adjustment account	*2	5,614			3,830		
9. Dissolution fees for cancellation of contract		1,502			412		
10. Other		656	13,589	2.8	1,193	7,037	1.3
Net income before taxes			103,814	21.9		129,441	25.0
Corporate tax, local and enterprise taxes		46,173			41,025		
Adjustment on corporate tax, etc.		(5,157	41,016	8.7	11,990	53,015	10.3
Gain on minority interests			250	0.0		702	0.1
Net income			62,548	13.2		75,723	14.6

3. Consolidated Statement of Retained Earnings

(In millions of yen - rounded down, except where noted)

		Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)		Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)	
Category	Note No.	Amount		Amount	
(Capital surplus)					
I. Capital surplus at the beginning of the year			104,125		104,125
II. Capital surplus at the end of the year			104,125		104,125
(Retained earnings)					
I. Retained earnings at the beginning of the year			300,924		357,705
II. Increase in retained earnings					
Net Income		62,548	62,548	75,723	75,723
III. Decrease in retained earnings					
1. Cash dividends		5,668		5,669	
2. Bonuses to directors		98		106	
3. Loss on price differences in disposal of treasury stock		0	5,766	42	5,819
IV. Consolidated retained earnings at the end of the year			357,705		427,609

4. Consolidated Statement of Cash Flows

(In millions of yen - rounded down, except where noted)

Category	Note No.	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount	Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount
I. Cash flow from operating activities			
Net income before taxes		103,814	129,441
Depreciation expenses		7,863	11,188
Write-down of consolidation adjustment account		7,675	5,770
Loss on valuation of investment securities		601	499
Increase (decrease) in allowance for bad debts		13,626	5,002
Increase (decrease) in reserve for accrued bonuses		119	179
Increase (decrease) in allowance for retirement benefits for employees		(1,193)	(1,557)
Increase (decrease) in allowance for retirement benefits for directors		112	1
Non-operating interest on loans and cash dividends		(139)	(182)
Amortization of bond issuing expenses		504	591
Loss (gain) on sale of tangible fixed assets		259	376
Loss on disposal of fixed assets		667	548
Gain on liquidation of lease deposits and guarantees		(31)	(33)
Loss (gain) on sale of investment securities		–	(542)
Gain from transfer of agency portion of employees' pension fund to government		(4,025)	(207)
Gain on transfer to defined contribution pension system		–	(208)
Bonuses paid to directors		(98)	(106)
Decrease (increase) in loans to customers		(116,158)	(134,434)
Decrease (increase) in installment receivables		(6,428)	(38,116)
Decrease (increase) in operational investment securities		–	505
Loss (gain) on other trade receivables		2,533	(283)
Decrease (increase) claims in bankruptcy		(6,297)	(4,875)
Decrease (increase) in inventory		(603)	(7,052)
Decrease (increase) in pre-paid expenses		(120)	83
Decrease (increase) in long-term pre-paid expenses		(229)	1,815
Decrease (increase) in other current assets		3,870	5,207
Increase (decrease) in other current liabilities		4,708	6,174
Other		4,051	880
Subtotal		15,081	(19,335)
Non-operating interest on loans and cash dividends		139	182
Payments for corporate and other taxes		(57,955)	(44,256)
Cash flow from operating activities		(42,734)	(63,408)
II. Cash flow from investing activities			
Disbursements for investments in term deposits		(498)	–
Revenue from payment of term deposits		492	676
Funds provided by sales of investment securities		509	120
Decrease (increase) in trust beneficiary rights		2,000	1,000
Funds used for purchase of new subsidiaries	*2	–	(9,897)
Funds used for purchase of tangible fixed assets		(8,095)	(4,293)
Gain on sale of tangible fixed assets		357	411
Funds used for purchase of intangible fixed assets		(8,921)	(5,014)
Funds used for purchase of investment securities		(308)	(4,025)
Funds provided by sales of investment securities		2,555	2,314
Funds used for acquisition of paid-in capital		(250)	–
Funds provided by sale of paid-in capital		139	–
Decrease (increase) in short-term receivables		10,004	14,991
Funds used in collections of long-term loan receivables		(7,216)	(7,116)
Gain on collection of long-term loan receivables		15,735	109
Funds used for purchases of investments and other assets		(51)	(13)
Funds provided from sales of investments and other assets		344	425
Other		(427)	(899)
Cash flow from investing activities		6,370	(11,211)

		Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
Category	Note No.	Amount	Amount
III. Cash flow from financing activities			
Increase in short-term debts		657,558	875,186
Repayment of short-term debts		(655,888)	(869,351)
Increase (decrease) in commercial paper		(8,500	(5,000)
Increase in long-term debts		541,283	629,726
Repayments of long-term debts		(528,609)	(566,683)
Cash from issue of corporate bonds		79,531	113,153
Loss on redemption of bonds		(77,000)	(90,000)
Payment for acquisition of treasury stock		(9)	(1,043
Gain on payments from minor shareholders for establishment of subsidiaries/affiliates		400	–
Cash dividends paid		(5,668)	(5,669
Cash flow from financing activities		3,097	80,318
IV. Effect of exchange rate changes on cash and cash equivalents		(47)	(5)
V. Increase (decrease) in cash and cash equivalents		(33,313)	5,692
VI. Balance of cash and cash equivalents at the beginning of period		131,643	98,329
VII. Increase in cash and cash equivalents from new consolidations		–	4,943
VIII. Balance of cash and cash equivalents at the end of period	*1	98,329	108,965

5. Significant Accounting Policies Relating to the Financial Statements

Item	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
1. Matters pertaining to consolidation	(1) No. of consolidated subsidiaries: 9	(1) No. of consolidated subsidiaries: 10 1. Information included in "State of the Group," so omitted here.
	(2) Names of non-consolidated subsidiaries Life Stock Center Co., Ltd. and three others (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating revenue, net income/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.	(2) Names of non-consolidated subsidiaries Life Stock Center Co., Ltd. and two others (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating revenue, net income/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.
2. Matters concerning the application of equity method accounting	Four non-consolidated subsidiaries and an affiliated company, Hakata Daimaru Card Services Co., Ltd., have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated net income or loss and retained earnings would have a negligible effect on the consolidated financial statements.	Three non-consolidated subsidiaries and two companies, Sumishin Life Card Co., Ltd., and another company, have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated net income or loss and retained earnings would have a negligible effect on the consolidated financial statements.
3. Matters concerning the settlement dates of consolidated subsidiaries	The fiscal year-end of consolidated subsidiary Marutoh K.K. is February 28. Financial statements as of this date are used in the preparation of the consolidated financial statements, with significant events taking place between balance sheet dates adjusted for as necessary.	Consolidated subsidiary Marutoh K.K. has changed its fiscal year-end from February 28 to March 31.
4. Accounting principles used for standard accounting treatment (1) Appraisal standards and methods for principal assets		
i) Marketable securities		Marketable securities for trading purposes Market value method (sale price computed using the moving average method)
	Bonds held to maturity: Amortized cost method (fixed amount method)	Bonds held to maturity: As on left
	Other marketable securities Securities valued at market: Market value method based on the market prices on the settlement date. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method.	Other marketable securities Securities valued at market: As on left
	Securities not valued at market: Cost method, cost being determined by the moving average method	Securities not valued at market: As on left
ii) Inventories	Real estate for sale: Lower-of-cost-or-market method, cost being determined by the specific cost method	Real estate for sale: As on left
	Warehouse goods Latest purchase cost method	Warehouse goods As on left
	Purchased claims Cost method, cost being determined by the specific cost method	Purchased claims As on left
(2) Depreciation methods for depreciable assets		
i) Tangible fixed assets	Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 2-62 years Machinery and vehicles 4-15 years Equipment and fixtures 2-20 years	As on left Buildings and structures 2-62 years Machinery and vehicles 2-15 years Equipment and fixtures 2-20 years

Item	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
ii) Intangible fixed assets	- Software Straight-line method based on the assumed useful life for internal use (5 years) - Others Straight-line method	As on left
(3) Accounting standards for allowances and reserves		
i) Allowance for bad debts	Provision for losses on bad debts is made up to the necessary amount considering the actual percentage of bad loan write-offs for normal claims, and up to the amount forecast to be irrecoverable based on individual assessments of recoverability for doubtful claims.	As on left
ii) Reserve for accrued bonuses	Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the fiscal year.	As on left
iii) Allowance for retirement benefits for employees	Provision for employees' retirement benefits is made on the basis of forecast retirement benefit obligations and pension assets at the end of the consolidated fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the consolidated fiscal year in which they arise. (Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL and some of its consolidated domestic subsidiaries obtained from the Minister of Health, Labour and Welfare, as of September 25, 2003, an exemption from the obligation to make future payments with respect to the agency portion of employees' pension fund. The estimated amount returned (minimum liability) as of the end of the consolidated fiscal year is 2,509 million yen. If AIFUL were to apply the interim measure set forth in the "Practice Guideline Concerning Retirement Benefit Accounting (Interim Report)" (Report of the Accounting Standards Committee of The Japanese Institute of Certified Public Accountants No. 13, Item 44-2), the amount to be recorded as a profit would be 263 million yen. Some consolidated domestic subsidiaries have applied the interim measures set forth in Item 47-2 of the Practice Guideline, having written off the retirement benefit obligation relating to the agency portion, and pension assets equivalent to the returned amount regarded as extinguished on the date of approval of the relevant exemption. The estimated amount returned (minimum liability) at the end of the consolidated fiscal year is 4,067 million yen.	Provision for employees' retirement benefits is made on the basis of forecast retirement benefit obligations and pension assets at the end of the current consolidated fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the consolidated fiscal year in which they arise. (Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL and some of its consolidated domestic subsidiaries received authorization from the Minister of Health, Labour and Welfare on September 30, 2004 to return the past portion of the agency portion of the employees' pension fund. The amount returned was confirmed on March 16, 2005. The impact on consolidated profit and loss in the current fiscal year is 207 million yen recorded as extraordinary income. AIFUL and some of its consolidated domestic subsidiaries obtained authorization on September 30, 2004 from the Minister of Health, Welfare and Labour to dissolve the AIFUL employees' pension fund and to introduce defined contribution pensions, and a new defined contribution pension system and advance retirement benefit system were adopted on October 1, 2004. However, the amount of assets under management per individual to be transferred to the defined contribution pension system with respect to the portion relating to past service had not been determined as of March 31, 2005. In addition, some of the consolidated domestic subsidiaries dissolved the employees' pension fund on March 31, 2005 with the enforcement of the Defined Contribution Pension Law. At the same time, they revised the retirement benefit system on April 1, 2005 and adopted defined contribution pension and advance retirement benefit systems on the same day. Other consolidated domestic subsidiaries have transferred from the lump sum retirement benefit system to the defined contribution pension and advance retirement benefit systems, applying the accounting rules in "Accounting for Transfers among Retirement Benefit Plans (Financial Accounting Standard Implementation Guidance No. 1)." The impact of these transfers on consolidated profit and loss in the current fiscal year is 208 million yen recorded as "Gain on transfer to defined contribution pension system" under extraordinary income.

Item	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
iv) Allowance for retirement benefits for directors	The Company provides for retirement benefits for directors by determining the amount to be paid at the end of the consolidated fiscal year based on the regulation for the payment of directors' retirement benefits.	As on left
(4) Significant accounting policies relating to the financial statements		
i) Interest on loans to customers	Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate.	As on left
ii) Accounting standards for credit revenue	Commission charges from customers and franchised stores based upon add-on systems are treated as "gains on deferred installments" in a lump sum at the time the credit contract is concluded, and transferred to revenues at the time the bill is made. However, customer commission charges based upon the reserve-on-balance or revolving styles are treated as revenues at the time the bill is made. The segment revenue distribution method, based on the add-on system, is the 7:8 method.	As on left
iii) Credit guarantee revenue	Credit guarantee revenues are accounted for with the diminishing-balance method.	As on left
iv) Accounting treatment of interest on debt	Interest on debt used to provide consumer loans is accounted for as "interest expenses" in financial expenses. All other interest expenses are accounted for as "interest expenses" in non-operating expenses.	As on left
(5) Accounting treatment of lease transactions	In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, *mutatis mutandis*.	As on left
(6) Hedge accounting methods		
i) Hedge accounting methods	The Company uses deferred hedge accounting. However, the Company uses exceptional accounting rules for interest swaps that meet the requirements for exceptional treatment as interest swaps and interest caps.	The Company uses deferred hedge accounting. The Company also applies appropriation treatment to exchange rate fluctuation risk hedge transactions that meet the requirements for appropriation treatment, and exceptional accounting rules for interest swaps that meet the requirements for exceptional treatment as interest swaps and interest caps.
ii) Hedging methods and hedged transactions	Hedging methods: Interest caps and interest swaps Hedged transactions: Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).	a. Hedging methods: Currency swaps Hedged transactions: Foreign currency-denominated bonds b. Hedging methods: Interest caps and interest swaps Hedged transactions: Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).
iii) Hedging policy	The Company uses hedge transactions for interest caps and interest swaps to keep the percentage of fixed interest rate capital at a specified percentage of total capital funds procured.	The Company uses currency swaps as hedge transactions for exchange rate fluctuation risk related to the payment of principal and interest on foreign currency denominated corporate bonds. The Company uses hedge transactions for interest caps and interest swaps to keep the percentage of fixed interest rate capital at a specified percentage of total capital funds procured.

Item	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
iv) Evaluation of hedge effectiveness	The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over a ten-year period. However, no evaluation of the effectiveness of interest swaps based on exceptional accounting rules is conducted.	As on left
(7) Accounting treatment of consumption taxes	Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "other" under investment and other fixed assets, and are written off using the straight-line method over a five-year period.	As on left
5. Matters pertaining to the valuation of consolidated subsidiaries' assets and liabilities	Assets and liabilities of consolidated subsidiaries are all evaluated using the market value method.	As on left
6. Write-down of the consolidation adjustment account	The Company writes down the consolidation adjustment account using the straight-line method over a ten-year period. Items that do not have a significant effect on the consolidated financial statements, however, are written down completely in the year in which the adjustment is made.	As on left
7. Matters pertaining to appropriation of profit-related items	Consolidated statements of retained earnings are based upon appropriated profit settled during the consolidated fiscal year.	As on left
8. Scope of cash and cash equivalents in the consolidated statements of cash flows	Cash and cash equivalents include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less at the date of acquisition that are readily convertible to cash and cash equivalents and are subject to only insignificant risk of changes in value.	As on left

6. Changes in Labeling Method

Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
(Notes to the Consolidated Statement of Income) Because "interest expenses" exceeded 10% of total non-operating expenses, this item was recorded as a category. This item was included as 223 million yen in "other" in non-operating expenses in the previous consolidated fiscal year. An "investment in anonymous association" exceeded 10% of total non-operating expenses, so it has been recorded as a category. This item was included as 514 million yen in "other" in non-operating expenses in the previous consolidated fiscal year.	(Notes to the Consolidated Balance Sheets) Investments of 3,313 million yen in limited liability investment partnerships and equivalent partnerships were included in Investment securities based on "Practice Guideline Concerning Accounting Standards for Financial Instruments" (Report of the Accounting Standards Committee No. 14). In the previous consolidated fiscal year, investments of 1,718 million yen were included under "Other" in Investment and other fixed assets.

7. Supplementary Information

Previous consolidated fiscal year (Apr. 1 2003 to Mar. 31, 2004)	Current consolidated fiscal year (Apr. 1 2003 to Mar. 31, 2004)
—	1 On March 31, 2003, "Partial Revisions of Regional Tax Laws" (Law No. 9 of 2003) was published, and with the incorporation of pro forma standard taxation systems into corporate enterprise taxes from the fiscal year commencing April 1, 2004, the corporate enterprise tax levied in proportion to added value and capital will be included under "Other" in "Operating expenses - other" from the current consolidated fiscal year in accordance with "Practical Treatment Concerning Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax in Statement of Income," Practice Report No. 12, February 13, 2004, Accounting Standards Boards of Japan. As a result, "Other operating expenses" increased 1,252 million yen, and operating income, ordinary income and net income before taxes fell 1,252 million yen. 2 The meeting of the Board of Directors held on February 21, 2005 resolved to undertake a stock split as follows. (1) Splitting procedure The Company's common shares owned by shareholders whose names are stated or recorded in the final register of shareholders and the register of beneficiary shareholders as of March 31 2005 shall be split 1.5 for each one share. (2) Number and type of shares to be increased due to the stock split 47,345,000 shares of common stock (3) Date of stock split May 23, 2005 (4) First date of dividend accrual period April 1, 2005 Per share numerical data assuming the implementation of the stock split at the beginning of the previous consolidated fiscal year and at the beginning of the current consolidated fiscal year is as follows. (1) Previous consolidated fiscal year (yen) Net asset per share 3,863.05 Net income per share 440.65 (2) Current consolidated fiscal year (yen) Net asset per share 4,358.51 Net income per share 533.40 Diluted net income per share 533.36

8. Notes

A. Notes to the Consolidated Balance Sheets

End of previous consolidated fiscal year (As of Mar. 31, 2004)	End of current consolidated fiscal year (As of Mar. 31, 2005)
*1 Capital surplus includes an increase of 18,693 million yen in a simple equity swap. This includes a difference of 13,900 million yen recorded in the valuation of subsidiary's stock incurred in capital consolidation methods.	*1 As on left
*2 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral	*2 Assets pledged as collateral and corresponding liabilities (1) Assets pledged as collateral

Previous consolidated fiscal year (In millions of yen)

Cash and deposits	546
Loans	760,544
Installment receivables	45,367
Inventory	124
Buildings and structures	960
Machinery and vehicles	18
Land	1,470
Investment and other fixed assets (other)	73
Total	809,104

Current consolidated fiscal year (In millions of yen)

Cash and deposits	532
Loans	855,522
Installment receivables	58,730
Inventory	113
Buildings and structures	906
Machinery and vehicles	13
Land	1,470
Total	917,288

End of previous consolidated fiscal year (As of Mar. 31, 2004)	End of current consolidated fiscal year (As of Mar. 31, 2005)

End of previous consolidated fiscal year (As of Mar. 31, 2004)

(2) Corresponding liabilities

(In millions of yen)	
Short-term debts	45,320
Current portion of long-term debts	220,249
Long-term debts	359,991
Current liabilities (other)	114
Total	625,675

Above amounts include items related to the securitization of loans receivables, 259,797 million yen for outstanding loans receivables, 31,278 million yen for the current portion of long-term debts, and 90,268 million yen for long-term debts.

The matters below are not included in the aforementioned amounts.

- The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 200 million yen for short-term debts, 83,946 million yen for the current portion of long-term debts, 84,087 million yen for long-term debts, totaling 168,234 million yen.
- The Company has also offered 6,153 million yen in cash and cash equivalents as collateral for swap transactions.

*3 Assets accepted as collateral with full rights of disposal and corresponding market values

(In millions of yen)	
Transferred accounts	10,000
Commercial paper	9,998
Total	19,998

*4 Value of stock of non-consolidated subsidiaries and affiliates included in investment securities

19 million yen

*5 Installment receivables

(In millions of yen)	
Credit card shopping	46,707
Per-item shopping	107,576
Other	1
Total	154,285

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	538	7,884	8,044	377 (67)
Per-item shopping	9,661	15,428	15,151	9,937 (1,150)
Guarantees	670	3,600	3,842	428 (0)
Loans	219	76,384	76,520	82 (–)
Total	11,089	103,297	103,559	10,826 (1,217)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables
The amount of loans and installment receivables removed from the balance sheet through the securitization of claims stood at 213,981 million yen at the end of the consolidated fiscal year. The break down was as follows:

(In millions of yen)	
Loans	120,715
Installment receivables	93,266
Total	213,981

End of current consolidated fiscal year (As of Mar. 31, 2005)

(2) Corresponding liabilities

(In millions of yen)	
Short-term debts	53,240
Current portion of long-term debts	229,617
Long-term debts	380,695
Current liabilities (other)	170
Total	663,723

Above amounts include items related to the securitization of loans receivables, 344,038 million yen for outstanding loans receivables, 33,276 million yen for the current portion of long-term debts, and 100,989 million yen for long-term debts.

The matters below are not included in the aforementioned amounts.

- The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 400 million yen for short-term debts, 76,016 million yen for the current portion of long-term debts, and 77,995 million yen in long-term debts, totaling 154,411 million yen.
- The Company has also offered 4,456 million yen in cash and cash equivalents as collateral for swap transactions.

*3 Assets accepted as collateral with full rights of disposal and corresponding market values

(In millions of yen)	
Commercial paper	4,998
Total	4,998

*4 Value of stock of non-consolidated subsidiaries and affiliates included in investment securities

157 million yen

*5 Installment receivables

(In millions of yen)	
Credit card shopping	55,971
Per-item shopping	136,430
Other	0
Total	192,401

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts realized during period	Balance at end of period
Credit card shopping	377	9,162	9,007	532 (114)
Per-item shopping	9,937	20,638	16,930	13,646 (1,492)
Guarantees	428	3,930	4,043	315 (0)
Loans	82	83,170	83,224	29 (–)
Total	10,826	116,902	113,205	14,523 (1,606)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables
The amount of loans and installment receivables removed from the balance sheet through the securitization of claims stood at 184,027 million yen at the end of the consolidated fiscal year. The break down was as follows:

(In millions of yen)	
Loans	99,580
Installment receivables	84,447
Total	184,027

End of previous consolidated fiscal year (As of Mar. 31, 2004)	End of current consolidated fiscal year (As of Mar. 31, 2005)

*8 Bad debts

The bad debts included in loans and claims in bankruptcy are shown below:

End of previous consolidated fiscal year (As of Mar. 31, 2004)

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	6,518	22,118	28,636
Loans in arrears	28,597	23,854	52,452
Loans in arrears longer than 3 months	12,736	5,083	17,819
Loans with adjusted terms	49,856	1,060	50,916
Total	97,709	52,116	149,825

End of current consolidated fiscal year (As of Mar. 31, 2005)

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	6,240	24,779	31,019
Loans in arrears	31,551	28,731	60,283
Loans in arrears longer than 3 months	14,846	6,202	21,049
Loans with adjusted terms	59,780	3,003	62,784
Total	112,418	62,717	175,136

Explanations for each of the above items follow:

(Claims in bankruptcy)

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items A through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97), or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

(Current year: As on left)

(Loans in arrears)

"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments.

(Current year: As on left)

(Loans in arrears longer than 3 months)

"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or more months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

(Current year: As on left)

(Loans with adjusted terms)

"Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments, and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.

(Current year: As on left)

End of previous consolidated fiscal year (As of Mar. 31, 2004)	End of current consolidated fiscal year (As of Mar. 31, 2005)
*9 All issued stocks totaled 94,690,000 shares of common stock.	*9 All issued stocks totaled 94,690,000 shares of common stock.
*10 The number of shares of treasury stock held by the AIFUL Group was 222,866 shares of common stock.	*10 The number of shares of treasury stock held by the AIFUL Group was 284,465 shares of common stock.

B. Notes to the Consolidated Statement of Income

Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
*1 Breakdown of loss on sale of fixed assets is as follows. (In millions of yen) Buildings and structures 3 Land 13 Other (Telephone rights) 243 Total 259	*1 Breakdown of loss on sale of fixed assets is as follows. (In millions of yen) Buildings and structures 170 Land 110 Other (Telephone rights) 101 Total 383
*2 The amount of tax losses carried forward at a subsidiary at the time of acquisition of the subsidiary's shares that corresponds to the accrued deferred tax assets at the subsidiary following the acquisition of the subsidiary's shares is written off as a lump sum.	*2 As on left

C. Notes to the Consolidated Statement of Cash Flows

Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
*1 Relationship between the balance of cash and cash equivalents at the end of the period and the amounts recorded in the categories shown on the consolidated balance sheets: (In millions of yen) Cash and cash equivalents account 99,163 Term deposits with maturity greater than 3 months (833) Cash and cash equivalents 98,329	*1 Relationship between the balance of cash and cash equivalents at the end of the period and the amounts recorded in the categories shown on the consolidated balance sheets: (In millions of yen) Cash and cash equivalents account 109,575 Term deposits with maturity greater than 3 months (609) Cash and cash equivalents 108,965
	*2 Breakdown of primary assets and liabilities of companies that became new consolidated subsidiaries due to stock acquisition The breakdown of the assets and liabilities at the start of the consolidated period following the consolidation of Wide Corporation and TCM Co., Ltd. through stock acquisition, the acquisition price of Wide Corporation and TCM shares and the relationship to expenditures (net) made to acquire Wide Corporation and TCM are as follows: (In millions of yen) Current assets 80,284 Fixed assets 7,319 Consolidation adjustment account 4,584 Current liabilities (31,061) Long-term liabilities (44,276) Acquisition price of shares of Wide Corporation and TCM 16,849 Wide Corporation's and TCM's Balance of cash and cash equivalents at start of fiscal period (6,952) Net expenditures to acquire Wide Corporation and TCM 9,897

9. Lease Transaction

Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)

1 Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Buildings and structures	9	1	7
Machinery and vehicles	480	327	153
Equipment and fixtures	27,600	18,648	8,951
Total	28,090	18,977	9,112

(2) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	4,729
Over one year	4,497
Total	9,226

(3) Amount of lease fee payments, the amount equivalent to depreciation expenses, and the amount equivalent to interest expenses

(In millions of yen)

Lease fee payments	6,460
Depreciation expenses	6,214
Interest expenses	207

(4) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the fixed amount method. The method for calculating the amount equivalent to depreciation expenses was changed from the sum-of-the-years-digits method to the fixed amount method in the consolidated fiscal year. As a result, the amount equivalent to cumulative depreciation is 1,875 million yen less, and the amount equivalent to depreciation expenses is 703 million yen more.

(5) Accounting method for the amount equivalent to interest expenses

Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

2 Operating lease transactions
Future lease payments, as in (2) above

(In millions of yen)

Within one year	104
Over one year	221
Total	325

Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)

1 Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Buildings and structures	9	3	5
Machinery and vehicles	313	170	143
Equipment and fixtures	19,555	12,755	6,800
Total	19,878	12,929	6,949

(2) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	3,790
Over one year	3,108
Total	6,899

(3) Amount of lease fee payments, the amount equivalent to depreciation expenses, and the amount equivalent to interest expenses

(In millions of yen)

Lease fee payments	6,802
Depreciation expenses	6,240
Interest expenses	237

(4) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the fixed amount method.

(5) Accounting method for the amount equivalent to interest expenses

As on left

2 Operating lease transactions
Future lease payments, as in (2) above

(In millions of yen)

Within one year	109
Over one year	140
Total	250

10. Marketable Securities

A. For the Previous Consolidated Fiscal Year (Apr. 1, 2003 to Mar. 31, 2004)

(1) Other Marketable Securities with Market Value

(In millions of yen)

Segment	Acquisition	Value stated on consolidated balance sheet	Difference
Value stated on the consolidated balance sheet exceeding acquisition cost			
Stocks	5,148	12,685	7,537
Bonds	120	120	0
Subtotal	5,268	12,805	7,537
Value stated on the consolidated balance sheet not exceeding acquisition cost			
Stocks	1,635	1,289	(345)
Subtotal	1,635	1,289	(345)
Total	6,903	14,095	7,191

(2) Other Marketable Securities Sold During the Fiscal Year

(In millions of yen)

Sales price	Total gain on sale	Total loss on sale
2,045	738	43

(3) Other Marketable Securities Without Market Price and Value Stated on Consolidated Balance Sheet

(In millions of yen)

Segment	Value stated on consolidated balance sheet
Non-listed stocks (excluding OTC stocks)	1,522
Other	1,500

(4) Scheduled Amount of Redemption after the Consolidated Settlement Date for Other Marketable Securities (With an Expiration Period) and Bonds to Be Held to Maturity

(In millions of yen)

Segment	Within one year	One year to five years	Five years to ten years	Over ten years
Other marketable securities				
Bonds				
National and local bonds	120	–	–	–

B. For the Current Consolidated Fiscal Year (Apr. 1, 2004 to Mar. 31, 2005)

(1) Marketable Securities for Trading

(In millions of yen)

Value stated on the consolidated balance sheet at the end of the current consolidated fiscal year	Evaluation difference included in consolidated profit and loss for current consolidated fiscal year
1,622	(113)

(2) Other Marketable Securities with Market Value

(In millions of yen)

Segment	Acquisition	Value stated on consolidated balance sheet	Difference
Value stated on the consolidated balance sheet exceeding acquisition cost			
Stocks	7,522	16,591	9,068
Bonds	–	–	–
Subtotal	7,522	16,591	9,068
Value stated on the consolidated balance sheet not exceeding acquisition cost			
Stocks	1,231	1,030	(201)
Subtotal	1,231	1,030	(201)
Total	8,753	17,621	8,867

(3) Other Marketable Securities Sold During the Current Fiscal Year

(In millions of yen)

Sales price	Total gain on sale	Total loss on sale
1,643	712	170

(4) Other Marketable Securities Without Market Price and Value Stated on Consolidated Balance Sheet

(In millions of yen)

Category	Value stated on consolidated balance sheet
Non-listed stocks (excluding OTC stocks)	1,681
Investments in limited liability investment partnerships	3,313
Other	1,500

(5) Scheduled Amount of Redemption after the Consolidated Settlement Date for Other Marketable Securities (With an Expiration Period) and Bonds to Be Held to Maturity

(In millions of yen)

Category	Within one year	One year to five years	Five years to ten years	Over ten years
Other marketable securities				
Bonds				
National and local bonds	–	–	–	–
Other	–	–	–	–

11. Retirement Benefits

Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
1 The Company and its consolidated subsidiaries have established employees' pension funds, approved retirement annuities and retirement lump sum grant systems as regular benefit plans.	1 With the enforcement of the Defined Contribution Pension Law, AIFUL and its consolidated subsidiaries have abolished the employees' pension fund, the approved retirement annuities, and the retirement lump sum grant systems, and shifted to defined contribution pension and advance retirement benefit systems.

2 Retirement benefit liabilities

Previous consolidated fiscal year

	(In millions of yen)
(1) Retirement benefit liabilities	(14,511)
(2) Pension assets	10,919
(3) Unreserved past service liabilities	–
(4) Difference between provisional and actuarial calculations	1,212
(5) Net balance sheet amounts	(2,379)
(6) Advance pension assets	37
(7) Allowance for retirement benefits for employees	(2,417)

Current consolidated fiscal year

	(In millions of yen)
(1) Retirement benefit liabilities	(8,236)
(2) Pension assets	7,032
(3) Difference between provisional and actuarial calculations	516
(4) Net balance sheet amounts	(687)
(5) Allowance for retirement benefits for employees	(687)

The impact of the shift from the employees' pension fund, approved retirement annuities and retirement lump sum grant systems to the defined contribution pension and and advance retirement benefit systems is as follows.

	(In millions of yen)
Decrease in retirement benefit liabilities	4,281
Decrease in pension assets	(3,605)
Difference between provisional and actuarial calculations	(467)
Decrease in allowance for retirement benefits for employees	208

3 Retirement benefit expenses

Previous consolidated fiscal year

	(In millions of yen)
(1) Service expenses[Note]	1,168
(2) Interest expenses	306
(3) Expected investment income	(146)
(4) Expenses for past service liability	(549)
(5) Difference between provisional and actuarial calculations	(98)
(6) Retirement benefit expenses	679

Note: Employees' contributions to employees' pension funds have been deducted.

Current consolidated fiscal year

	(In millions of yen)
(1) Service expenses[Note]	761
(2) Interest expenses	277
(3) Expected investment income	(183)
(4) Expenses for past service liability	620
(5) Difference between provisional and actuarial calculations	242
(6) Payments relating to advance retirement benefits	149
(7) Installment payments for defined contribution pensions	229
(8) Retirement benefit expenses	2,098
(9) Profit/loss accompanying transfer to defined contribution pension system	(208)
Total	1,889

Note: Employees' contributions to employees' pension funds have been deducted.

4 Calculation standards for retirement benefit liabilities

Previous consolidated fiscal year

(1) Predicted retirement benefit periodical distribution method: Fixed amount standard
(2) Discount rate: 1.5 - 2.5%
(3) Expected investment income rate: 1.5～2.0%
(4) Number of years to treat actuarial differences
Mainly collective treatment in fiscal year of accrual
AIFUL ---------------- Collective treatment in fiscal year of accrual
Some subsidiaries ---- Treatment over ten years from fiscal year following fiscal year of accrual
(5) Number of years to treat past service liability
Mainly collective treatment in fiscal year of accrual
AIFUL ---------------- Collective treatment in fiscal year of accrual
Some subsidiaries ---- Treatment over ten years from fiscal year following fiscal year of accrual

Current consolidated fiscal year

(1) Predicted retirement benefit periodical distribution method: As on left
(2) Discount rate: 1.5～2.5%
(3) Expected investment income rate: 1.5～2.0%
(4) Number of years to treat actuarial differences: As on left
(5) Number of years to treat past service liability: As on left

12. Tax Effect Accounting

End of previous consolidated fiscal year (As of Mar. 31, 2004)

1 Principal cause of deferred tax assets and deferred tax liabilities

(In millions of yen)

Deferred tax assets (current)	
Excess amount transferred to allowance for bad debt accounts	7,930
Denied amount of bad debt depreciation	11,115
Loss carried forward	5,378
Accrued enterprise tax	1,521
Excess amount transferred to reserve for accrued bonuses	1,575
Unrecorded interest payments due	1,928
Other	295
Sub-total of deferred tax assets (current)	29,746
Valuation allowance	(429)
Amount offset against deferred tax liabilities (current)	(6)
Total deferred tax assets (current)	29,311
Deferred tax assets (fixed)	
Loss carried forward	14,278
Amount transfered to allowance for retirement benefits for employees	966
Excess amount transferred to allowance for bad debt accounts	712
Excess amount of depreciation and amortization	2,453
Other	2,306
Sub-total of deferred tax assets (fixed)	20,717
Valuation allowance	(2,914)
Amount offset against deferred tax liabilities (fixed)	(3,020)
Total deferred tax assets (fixed)	14,782
Total deferred tax assets	44,093
Deferred tax liabilities (current)	
Other	(6)
Total deferred tax liabilities (current)	(6)
Amount offset against deferred tax assets (current)	6
Total deferred tax liabilities (current)	–
Deferred tax liabilities (fixed)	
Differences in evaluation of other marketable securities	(3,004)
Other	(15)
Total of deferred tax liabilities (fixed)	(3,020)
Amount offset against deferred tax assets (fixed)	3,020
Total of deferred tax liabilities (fixed)	–
Total deferred tax liabilities	–

2 Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting

Statutory effective tariff	41.9%
(Adjusted)	
Tax on reserves	4.9%
Per capita inhabitant tax	0.4%
Write-down of consolidation adjustment account not included in losses	2.8%
Change in valuation reserve	(9.7)%
Tax exemption for IT equipment	(1.8)%
Other	1.0%
Charge rate of income tax after adoption of tax effect accounting	39.5%

End of current consolidated fiscal year (As of Mar. 31, 2004)

1 Principal cause of deferred tax assets and deferred tax liabilities

(In millions of yen)

Deferred tax assets (current)	
Excess amount transferred to allowance for bad debt accounts	1,583
Denied amount of bad debt depreciation	12,519
Loss carried forward	10,102
Accrued enterprise tax	1,494
Excess amount transferred to reserve for accrued bonuses	1,724
Unrecorded interest payments due	3,347
Other	921
Sub-total of deferred tax assets (current)	31,693
Valuation allowance	(869)
Amount offset against deferred tax liabilities (current)	(14)
Total deferred tax assets (current)	30,809
Deferred tax assets (fixed)	
Loss carried forward	2,108
Excess amount transferred to allowance for bad debt accounts	669
Excess amount of depreciation and amortization	3,152
Valuation differences of investment securities	1,240
Other	2,283
Sub-total of deferred tax assets (fixed)	9,453
Valuation allowance	(1,534)
Amount offset against deferred tax liabilities (fixed)	(3,631)
Total deferred tax assets (fixed)	4,288
Total deferred tax assets	35,097
Deferred tax liabilities (current)	
Other	(14)
Total deferred tax liabilities (current)	(14)
Amount offset against deferred tax assets (current)	14
Total deferred tax liabilities (current)	–
Deferred tax liabilities (fixed)	
Differences in evaluation of other marketable securities	(3,631)
Total of deferred tax liabilities (fixed)	(3,631)
Amount offset against deferred tax assets (fixed)	3,631
Total of deferred tax liabilities (fixed)	–
Total deferred tax liabilities	–

2 Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting

Statutory effective tariff	40.6%
(Adjusted)	
Per capita inhabitant tax	0.4%
Write-down of consolidation adjustment account not included in losses	1.7%
Change in valuation reserve	(1.4)%
Other	(0.3)%
Charge rate of income tax after adoption of tax effect accounting	41.0%

13. Segment Information

	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
By type of business	The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues, operating income and assets in all of the Company's business segments.	As on left
By location	The Company did not report segment information by location, as the Company did not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan during the period.	As on left
Foreign sales	The Company did not have any foreign sales during the period.	As on left

14. Transactions with Concerned Parties

A. Transactions with Directors and Major Individual Shareholders in Previous Consolidated Fiscal Year (Apr. 1, 2003 to Mar. 31, 2004)

(In millions of yen)

Property	Name	Address	Capital or investment in capital	Operating activities or occupation	Ratio of ownership of voting rights (%)	Transactions	Transaction amounts	Item	Balance at period-end
Director	Yoshitaka Fukuda	–	–	AIFUL, representative President, AIFUL	Eligible ownership: 26.07% of direct voting rights	Land lease	14[1]	–	–
	Yoshitaka Fukuda	–	–	Representative director, Kyoto Data Center Co., Ltd.	As above	Payment of fees relating to the provision of personal credit information	163[2]	–	–

Notes: 1 Transactions for the use of land for the Saiin Building are based upon values given by real estate appraisers.
2 Transactions with Kyoto Data Center are so-called third-party transactions.

B. Transactions with Directors and Major Individual Shareholders in Current Consolidated Fiscal Year (Apr. 1, 2004 to Mar. 31, 2005)

(In millions of yen)

Property	Name	Address	Capital or investment in capital	Operating activities or occupation	Ratio of ownership of voting rights (%)	Transactions	Transaction amounts	Item	Balance at period-end
Director	Yoshitaka Fukuda	–	–	AIFUL representative President, AIFUL	Eligible ownership: 19.79% of direct voting rights	Land lease	12[1]	–	–
	Yoshitaka Fukuda	–	–	Representative director, Kyoto Data Center Co., Ltd.	As above	Payment of fees relating to the provision of personal credit information	184[2]	–	–
	Yoshitaka Fukuda	–	–	Representative director, Kyoto Data Center Co., Ltd.	As above	Transfer of shares	0	–	–
	Takashi Komoto	–	–	Director	0.00	Loans	9[3]	–	–
	Masami Munetake	–	–	Director	0.00	As above	19[3]	–	–
	Masayuki Sato	–	–	Director	0.00	As above	28[3]	–	–
	Kazumitsu Oishi	–	–	Director	0.00	As above	28[3]	–	–
	Kazuyoshi Wakamatsu	–	–	Director	0.00	As above	19[3]	–	–
	Takashi Noda[4]	–	–	Director	–	As above	38	–	–

Notes: 1 Transactions for the use of land for the Saiin Building are based upon values given by real estate appraisers.
2 Transactions with Kyoto Data Center are so-called third-party transactions.
3 The balance of loans is zero as of March 31, 2005.
4 Takashi Noda retired as Director effective June 25, 2004.

15. Per Share Information

	Previous consolidated fiscal year	Current consolidated fiscal year
Net assets per share	5,794.58 yen	6,537.77 yen
Net income per share	660.98 yen	800.10 yen
Diluted net income per share	Diluted net income per share for the consolidated fiscal year under review has not been included here as there was no dilutary effect on income at the end of the fiscal year.	800.04 yen

Basis for calculation of net income per share and diluted income per share

Item	Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
Net Income	62,548 million yen	75,723 million yen
Amount not attributable to common stock shareholders	106 million yen	151 million yen
Includes directors' bonuses distribution of profit	106 million yen	151 million yen
Net income relating to common stock	62,441 million yen	75,571 million yen
Average number of shares of common stock during the period	94,467,918 shares	94,453,068 shares
Outline of stock not included in diluted net income per share due to lack of dilutary effect	Stock options relating to treasury stock acquisition methods: 204,000 shares	–

Note: Directors' bonuses for the current consolidated fiscal year had not been determined as of the date of publication, so figures may change. The Company will publish the amount as it is determined.

16. Significant Subsequent Events

Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
On June 16, 2004, the Company concluded a stock transfer agreement by which it acquired all the shares issued by Wide Corporation (president: Mitsuo Yanagi). As part of the business strategy to become a comprehensive retail financial services company, this acquisition is intended to boost business efficiency and profitability and reinforce Group earnings with the addition of Wide Corporation to the Group. Company name: Wide Corporation Headquarters: Utsunomiya-shi, Tochigi-ken President: Mitsuo Yanagi Establishment: May, 1984 Main business: Consumer finance Total assets[1]: 106,693 million yen[2] Net assets: 12,461 million yen[2] Capital: 2,555 million yen[2] Major shareholders: Sei Saito and others Stock acquisition date: June 30, 2004 Shares acquired: 32,135 shares Equity share after acquisition: 100% Notes: 1. Figure includes 36,811 million yen in loans that were dropped from the balance sheet as a result of securitization. 2. Figures as of Mar. 31, 2004	–

V. Results of Operations

1. Operating Revenue

(In millions of yen)

Item \ Period		Previous consolidated fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount	%	Current consolidated fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount	%
Interest on loans to customers	Unsecured loans	358,142	75.6	387,839	74.8
	Secured loans	55,022	11.6	56,531	10.9
	Small business loans	16,348	3.5	22,059	4.3
	Subtotal	429,512	90.7	466,429	90.0
Credit card revenue		8,140	1.7	9,090	1.7
Per-item credit revenue		15,508	3.3	17,200	3.3
Credit guarantee revenue		5,562	1.2	7,087	1.4
Financial revenue - other	Interest on deposits	7	0.0	2	0.0
	Interest on marketable securities	1	0.0	0	0.0
	Interest on loans	47	0.0	111	0.0
	Other	39	0.0	31	0.0
	Subtotal	95	0.0	144	0.0
Operating revenue - other	Sales of real estate	50	0.0	–	–
	Revenue from service business	–	–	–	–
	Bad debt write-off recovery	6,778	1.4	7,719	1.5
	Other	7,830	1.7	10,742	2.1
	Subtotal	14,658	3.1	18,462	3.6
Total		473,477	100.0	518,416	100.0

Note: "Other" included in "Operating revenue – other" is card membership fees.

2. Other Operating Indicators

(In millions of yen - except per share data)

Item \ Period	End of the previous fiscal year (As of Mar. 31, 2004)	End of the current fiscal year (As of Mar. 31, 2005)
Total amount of loans outstanding	1,907,655	2,095,201
Unsecured loans	1,477,430	1,622,032
Secured loans	346,183	352,213
Small business loans	84,041	120,955
Number of customer accounts	3,520,240	3,796,141
Unsecured loans	3,366,615	3,618,577
Secured loans	94,474	99,827
Small business loans	59,151	77,737
Number of branches	1,978	2,326
Staffed branches	813	884
Unstaffed branches	1,164	1,442
Branches for secured loans	1	—
Number of "Ojidosan" loan-contracting machines	1,855	2,170
Automatic processing machines for loan applications	—	7
Number of ATMs	132,148	148,705
Company-owned	2,046	2,292
Partner-owned	130,102	146,413
Number of employees	5,969	6,510
Bad debt write-off	137,172	145,327
Allowance for bad debts	145,757	159,483
Net income per share (yen)	660.98	800.10
Net assets per share (yen)	5,794.58	6,537.77

Notes: 1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans from the securitization of receivables, which came to 110,918 million yen at the end of the current quarter (120,715 million yen at the end of previous fiscal year and 99,580 million at the end of the current fiscal year) have been included.

2. Bad debt write-off does not include losses on claims in bankruptcy, which came to 2,789 million yen in the previous consolidated fiscal year, and 5,043 million yen in the current consolidated fiscal year.

FASF
MEMBERSHIP

May 10, 2005

Year-End Financial Statements (Non-Consolidated)

For the year ended March 31, 2005

AIFUL Corporation	Stock Exchange: Tokyo, Osaka
Stock Code: 8515	Headquarters: Kyoto City
(URL http://www.aiful.co.jp)	
Representative:	Yoshitaka Fukuda President and Chief Executive Officer
Inquiries:	Kenichi Kayama General Manager, Public Relations Department TEL (03) 4503-6050
Date of the Board of Directors' meeting to approve financial statements:	May 10, 2005
Date of the annual shareholders' meeting:	June 24, 2005
Commencement of the interim dividends payment:	Yes
The Company adopted the "*Tangen*" unit system:	Yes (One "*Tangen*" of stock at Aiful Corporation is equivalent to 50 shares)

I. Non-Consolidated Business Results for the Year Ended March 31, 2005 (April 1, 2004 - March 31, 2005)

1. Non-Consolidated Operating Results

(In millions of yen - except per share data)

	Operating Revenue		Operating Income		Ordinary Income	
Fiscal Year Ended March 31, 2005	340,615	1.7%	107,581	13.0%	112,533	13.7%
Fiscal Year Ended March 31, 2004	334,977	3.2%	95,238	(10.9)%	98,932	(7.6)%

	Net Income		Net Income per Share (Yen)	Diluted Net Income per Share (Yen)	Net Income to Shareholders' Equity Ratio	Ordinary Income to Shareholder's Equity Ratio	Operating Revenue to Ordinary Income Ratio
Fiscal Year Ended March 31, 2005	67,301	26.8%	710.94	710.88	12.2%	5.8%	33.0%
Fiscal Year Ended March 31, 2004	53,086	(4.0)%	560.82	–	10.7%	5.2%	29.5%

Notes: 1. Average number of shares during: Fiscal year ended March 31, 2005: 94,453,068 shares
Fiscal year ended March 31, 2004: 94,467,918 shares
2. Changes in accounting policies: No
3. Percentage figures shown for operating revenue, operating income, ordinary income and net income show year-on-year change
4. Figures have been rounded down to the nearest unit.

2. Dividend Information

	Dividends per Share (in Yen)			Total Dividends (Million Yen)	Dividend Payout Ratio (%)	Dividend on Equity (%)
		Interim	Year-end			
Fiscal year ended March 31, 2005	60.00	30.00	30.00	5,668	8.4%	1.0%
Fiscal year ended March 31, 2004	60.00	30.00	30.00	5,668	10.7%	1.1%

3. Non-Consolidated Financial Position

(In millions of yen – rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Fiscal Year Ended March 31, 2005	2,033,547	584,308	28.7	6,187.74
Fiscal Year Ended March 31, 2004	1,870,075	522,904	28.0	5,534.17

Notes: 1. Number of shares issued and outstanding: Fiscal year ended March 31, 2005: 94,405,535 shares
Fiscal year ended March 31, 2004: 94,467,134 shares
2. Total number of treasury stocks at the end of the fiscal period: Fiscal year ended March 31, 2005: 284,465 shares
Fiscal year ended March 31, 2004: 222,866 shares

II. Fiscal Year 2006 Full Year Forecast (April 1, 2005 - March 31, 2006)

(In millions of yen – rounded down, except where noted)

	Operating Revenue	Ordinary Income	Net Income	Dividends per Share (in Yen)		
				Interim	Year-End	
Interim Period Ending, September 30, 2005	173,434	56,779	35,472	30.00	–	–
Fiscal Year Ending March 31, 2006	349,578	121,000	74,351	–	30.00	60.00

Reference:
Forecast for earnings per share for fiscal year 2006 year ending March 31, 2006: 525.04
Calculations based on 141,608,302 shares, which includes the 47,345,000 increase in the number of shares due to the stock split detailed on page 55.

Caution Relating to Results Forecasts:
The above forecasts are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these forecasts for a variety of reasons.

(Supplementary Data)
I. Non-Consolidated Financial Statements

1. Non-Consolidated Balance Sheets

(In millions of yen - rounded down, except where noted)

Category	Note No.	End of previous fiscal year (As of Mar. 31, 2004)			End of current fiscal year (As of Mar. 31, 2005)		
		Amount		%	Amount		%
(Assets)							
I. Current assets							
1. Cash and cash equivalents			60,425			67,535	
2. Loans	*1, 2, 4		1,451,638			1,471,767	
3. Real estate for sale	*1		181			168	
4. Pre-paid expenses			3,687			3,437	
5. Deferred tax assets			13,629			8,203	
6. Accrued income			11,501			11,558	
7. Short-term loans	*3		20,178			5,187	
8. Other	*1		21,150			18,118	
9. Allowance for bad debts			(81,693)			(81,928)	
Total current assets			1,500,700	80.3		1,504,048	74.0
II. Fixed assets							
1. Tangible fixed assets							
(1) Buildings		23,302			23,298		
Total accumulated depreciation		(10,893)	12,409		(11,437)	11,861	
(2) Structures		4,751			4,741		
Total accumulated depreciation		(2,707)	2,044		(2,952)	1,789	
(3) Machinery		161			161		
Total accumulated depreciation		(24)	137		(43)	117	
(4) Equipment and fixtures		15,024			16,156		
Total accumulated depreciation		(5,640)	9,383		(7,251)	8,904	
(5) Land			5,612			5,612	
(6) Construction in process account			57			209	
Total tangible fixed assets			29,643	1.6		28,495	1.4
2. Intangible fixed assets							
(1) Software			10,404			11,113	
(2) Telephone rights			446			361	
(3) Other			9			9	
Total intangible fixed assets			10,860	0.6		11,484	0.6
3. Investment and other fixed assets							
(1) Investment securities			14,323			19,318	
(2) Stock in affiliated companies			114,864			131,754	
(3) Investments in equity other than capital stock			1,718			-	
(4) Claims in bankruptcy	*4		22,925			25,278	
(5) Long-term loans			1,120			1,080	
(6) Long-term loans to shareholders and employees			22			22	
(7) Long-term loans to affiliated companies			157,086			298,223	
(8) Long-term prepaid expenses			4,774			3,193	
(9) Deferred tax assets			769			14	
(10) Lease deposits and guarantees			8,118			8,716	
(11) Loss on deferred hedge			18,974			18,970	
(12) Other			1,984			1,451	
(13) Allowance for bad debts			(18,264)			(19,124)	
Total investment and other fixed assets			328,417	17.5		488,898	24.0
Total fixed assets			368,921	19.7		528,877	26.0
III. Deferred assets							
Bond issuing expenses			453			621	
Total deferred assets			453	0.0		621	0.0
Total assets			1,870,075	100.0		2,033,547	100.0

		End of previous fiscal year (As of Mar. 31, 2004)			End of current fiscal year (As of Mar. 31, 2005)		
Category	Note No.	Amount		%	Amount		%
(Liabilities)							
I. Current liabilities							
1. Notes payable - trade			4,161			4,598	
2. Short-term debts			8,500			15,000	
3. Current portion of bonds			90,000			94,000	
4. Current portion of long-term debts	*1		327,815			348,065	
5. Trade accounts payable			5,918			6,348	
6. Income taxes payable			24,660			22,544	
7. Accrued expenses payable			4,669			4,565	
8. Deposits			387			428	
9. Income in advance			2			3	
10. Reserve for accrued bonuses			2,397			2,386	
11. Other			292			343	
Total current liabilities			468,806	25.0		498,285	24.5
II Long-term liabilities							
1. Bonds			355,000			374,890	
2. Long-term debts	*1		502,413			556,659	
3. Allowance for retirement benefits for employees			806			319	
4. Allowance for retirement benefits for directors			1,220			1,209	
5. Interest swaps			18,832			17,834	
6. Other			91			41	
Total long-term liabilities			878,365	47.0		950,954	46.8
Total liabilities			1,347,171	72.0		1,449,239	71.3
(Shareholders' equity)							
I. Common stock	*5		83,317	4.5		83,317	4.1
II. Capital surplus							
Capital reserves		90,225			90,225		
Total Capital surplus			90,225	4.8		90,225	4.4
III. Retained earnings							
1. Earned surplus reserves		1,566			1,566		
2. Voluntary reserves							
General reserve		292,322			336,822		
3. Unappropriated retained earnings		53,174			70,156		
Total retained earnings			347,062	18.6		408,545	20.1
IV. Differences in evaluation of other marketable securities			4,361	0.2		5,284	0.3
V. Treasury stock	*7		(2,062)	(0.1)		(3,063)	(0.2)
Total shareholders' equity			522,904	28.0		584,308	28.7
Total liabilities and shareholders' equity			1,870,075	100.0		2,033,547	100.0

2. Non-Consolidated Statement of Income

(In millions of yen - rounded down, except where noted)

Category	Note No.	Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount		%	Current fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount		%
I. Operating revenue							
1. Interest on loans to customers			326,978	97.6		330,528	97.0
2. Financial revenue - other							
(1) Interest on deposits		6			1		
(2) Interest on marketable securities		1			0		
(3) Interest on loans		47			111		
(4) Other		3	58	0.0	0	113	0.0
3. Operating revenue – other							
(1) Sales of real estate		50			-		
(2) Bad debt write-off recovery		3,738			4,090		
(3) Other		4,150	7,940	2.4	5,883	9,973	3.0
Total operating revenue			334,977	100.0		340,615	100.0
II. Operating expenses							
1. Financial expenses							
(1) Interest expenses		21,284			21,092		
(2) Interest on bonds		9,903			8,743		
(3) Other		2,297	33,485	10.0	2,758	32,593	9.6
2. Cost of sales							
(1) Cost of sales of real estate		137		0.1	-	-	0.0
3. Operating Expenses – other							
(1) Advertising expenses		13,696			14,978		
(2) Commissions		10,832			11,966		
(3) Loan losses		9,352			9,549		
(4) Transfer to allowance for bad debts		99,871			87,835		
(5) Director's salaries and remuneration		453			442		
(6) Salaries for employees		19,481			19,701		
(7) Bonus for employees		2,448			2,300		
(8) Transfer to reserve for accrued bonuses		2,397			2,386		
(9) Transfers to allowance for retirement benefits for directors		120			76		
(10) Welfare expenses		3,869			3,646		
(11) Expenses for retirement benefits for employees		11			1,368		
(12) Rent fees		6,393			6,557		
(13) Land rent		7,531			7,458		
(14) Supplies		1,859			1,027		
(15) Repairs		4,085			4,709		
(16) Communication expenses		4,159			2,438		
(17) Insurance premiums		4,102			4,411		
(18) Depreciation expenses		4,874			6,751		
(19) Consumption tax		3,055			3,219		
(20) Other		7,519	206,117	61.5	9,611	200,441	58.8
Total operating expenses			239,739	71.6		233,034	68.4
Operating income			95,238	28.4		107,581	31.6
III. Non-operating income							
1. Interest on loans	*4	3,839			4,095		
2. Dividends received		62			116		
3. Dividends on insurance		192			765		
4. Gain on investment in anonymous association	*1	10			-		
5. Miscellaneous		471	4,576	1.4	669	5,647	1.6
IV. Non-operating expenses							
1. Loss on valuation of real estate for sale		17			12		
2. Loss on investment in anonymous association	*5	747			610		
3. Miscellaneous		117	882	0.3	71	694	0.2
Ordinary income			98,932	29.5		112,533	33.0
V. Extraordinary income							
1. Gain on sale of investment securities		669			685		
2. Allowance for bad debts from previous year		2			0		
3. Gain from transfer of agency portion of employees' pension fund to government		-	672	0.2	207	894	0.3

Category	Note No.	Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount		%	Current fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount		%
VI. Extraordinary losses							
1. Loss on sale of fixed assets	*2	243			69		
2. Loss on disposal of fixed assets	*3	385			375		
3. Loss on cancellation of leases		31			5		
4. Loss on sale of investment securities		-			58		
5. Loss on valuation of investment securities		401			0		
6. Loss on reorganization of affiliates		126			-		
7. Loan on cancellation of real estate deposits		88			69		
8. Loss on valuation of golf club memberships		7			8		
9. Dissolution fees for cancellation of contract		359	1,643	0.5	76	662	0.2
Net income before taxes			97,961	29.2		112,765	33.1
Corporate tax, local and enterprise taxes		44,918			39,913		
Adjustment on corporate tax, etc		(43)	44,874	13.4	5,550	45,464	13.3
Net income			53,086	15.8		67,301	19.8
Retained earnings brought forward			2,922			5,733	
Loss on price differences in disposal of treasury stock			0			42	
Interim dividends			2,834			2,835	
Retained earnings at the end of the year			53,174			70,156	

3. Statement on Appropriation of Profits

(In millions of yen – rounded down, except where noted)

Category	Note No.	Previous fiscal year (June 25, 2004*) Amount		Current fiscal year (June 24, 2005*) Amount	
I. Retained earnings at the end of the year			53,174		70,156
II. Appropriation of profits					
1. Cash dividends		2,834		2,832	
2. Bonuses for directors		106		126	
(Bonuses for auditors)		(4)		(4)	
3. Voluntary reserves					
General reserve		44,500	47,440	58,674	61,632
III Retained earnings carried forward			5,733		8,523

Notes: 1. During the previous fiscal year, AIFUL paid interim dividends amounting to 2,834 million yen (30 yen per share) on December 10, 2003.
2. During the current fiscal year, AIFUL paid interim dividends amounting to 2,835 million yen (30 yen per share) on December 10, 2004.
3. The dates with asterisks indicate date of approval, or scheduled date of approval, at the general meeting of shareholders'.

4. Significant Accounting Policies Relating to the Financial Statements

Item	Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
1. Appraisal standards and methods for principal assets	(1) Subsidiaries stock and stock in affiliated companies Cost method, cost being determined by the moving average method	(1) Subsidiaries stock and stock in affiliated companies As on left
	(2) Other marketable securities - Securities valued at market: Market value method based on the market prices on the settlement date. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method.	(2) Other marketable securities - Securities valued at market: As on left
	- Securities not valued at market: Cost method, cost being determined by the moving average method	- Securities not valued at market: As on left
2. Inventories	Real estate for sale Lower-of-cost-or-market method, cost being determined by the specific cost method	Real estate for sale As on left
3. Depreciation methods for depreciable assets	(1) Tangible fixed assets Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 3-50 years Machinery 3-15 years Equipment and fixtures 3-20 years	(1) Tangible fixed assets As on left
	(2) Intangible fixed assets - Software Straight-line method based on the assumed useful life for internal use (5 years) - Others Straight-line method	(2) Intangible fixed assets As on left
4. Disposal method for deferred assets	Bond issuing expenses Deferred assets are amortized uniformly within the shorter period of either the bonds' redemption period or the longest period (three years) mandated by the Commercial Code.	Bond issuing expenses As on left
5. Accounting standards for allowances and reserves		
(1) Allowance for bad debts	Provision for losses on bad debts is made up to the necessary amount considering the actual percentage of bad loan write-offs for normal claims, and up to the amount forecast to be irrecoverable based on individual assessments of recoverability for doubtful claims.	As on left
(2) Reserve for accrued bonuses	Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the fiscal year.	As on left
(3) Allowance for retirement benefits for employees	Provision for employees' retirement benefits is made on the basis of forecast retirement benefit obligations and pension assets at the end of the fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the fiscal year in which they arise.	Provision for employees' retirement benefits is made on the basis of forecast retirement benefit obligations and pension assets at the end of the current fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the fiscal year in which they arise.

Item	Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
	(Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL obtained from the Minister of Health, Labour and Welfare an exemption from the obligation on September 25, 2003 to make future payments with respect to the agency portion of employees' pension fund. The estimated amount returned (minimum liability) as of the end of the non-consolidated fiscal year is 2,509 million yen. If AIFUL were to apply the interim measure set forth in the "Practice Guideline Concerning Retirement Benefit Accounting (Interim Report)" (Report of the Accounting Standards Committee of The Japanese Institute of Certified Public Accountants No. 13, Item 44-2), the amount to be recorded as a profit would be 263 million yen.	(Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL obtained from the Minister of Health, Labour and Welfare an exemption from the obligation on September 25, 2003 to make future payments with respect to the agency portion of employees' pension fund. The amount returned was confirmed on March 16, 2005. The impact on profit and loss in the fiscal year under review is 207 million yen recorded as extraordinary income. AIFUL obtained authorization on September 30, 2004 from the Minister of Health, Welfare and Labour to dissolve the AIFUL employees' pension fund and to introduce defined contribution pensions, and a new defined contribution pension system and advance retirement benefit system were adopted on October 1, 2004. However, the amount of assets under management per individual to be transferred to the defined contribution pension system with respect to the portion relating to past service had not been determined as of March 31, 2005.
(4) Allowance for retirement benefits for directors	The Company provides for retirement benefits for directors by determining the amount to be paid at the end of the fiscal year based on the regulation for the payment of directors' retirement benefits.	As on left
6. Accounting methods for income and expenses	Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate.	As on left
7. Accounting treatment for lease transactions	In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, *mutatis mutandis*.	As on left
8. Hedge accounting methods		
(1) Hedge accounting methods	The Company uses deferred hedge accounting. However, the Company uses exceptional accounting rules for interest swaps that meet the requirements for exceptional treatment as interest swaps and interest caps.	The Company uses deferred hedge accounting. The Company also applies appropriation treatment to exchange rate fluctuation risk hedge transactions that meet the requirements for appropriation treatment, and exceptional accounting rules for interest swaps that meet the requirements for exceptional treatment as interest swaps and interest caps.
(2) Hedging methods and hedged transactions	Hedging methods: Interest caps and interest swaps Hedged transactions: Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).	a. Hedging methods: Currency swaps Hedged transactions: Foreign currency-denominated bonds b. Hedging methods: Interest caps and interest swaps Hedged transactions: Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).
(3) Hedging policy	The Company uses hedge transactions to keep the percentage of fixed interest rate capital at a specified percentage of total capital funds procured.	The Company uses currency swaps as hedge transactions for exchange rate fluctuation risk related to the payment of principal and interest on foreign currency denominated corporate bonds. The Company uses hedge transactions for interest caps and interest swaps to keep the percentage of fixed interest rate capital at a specified percentage of total capital funds procured.

Item	Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Previous fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
(4) Evaluation of hedge effectiveness	The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over a ten-year period. However, no evaluation of the effectiveness of interest swaps based on exceptional accounting rules is conducted.	As on left
9. Other significant accounting policies relating to the financial statements		
(1) Accounting treatment of interest on debt	Interest on debt used to provide consumer loans is accounted for as "interest expenses" in financial expenses. All other interest expenses are accounted for as "interest expenses" in non-operating expenses.	As on left
(2) Accounting Methods for leveraged leases	The Company signed a contract in December 1992 in which it participates in an anonymous association involved in the leasing of aircraft. The contract, which involved an investment of 100 million yen, is due to run for a total of 13 years. This amount is recorded in "investments in equity other than capital stock" under investment and other fixed assets on the balance sheets. AIFUL's portion of the losses incurred through this association have been deducted from the value of the investment as recorded on the financial statements, and losses above and beyond this total recorded in "other" under long-term liabilities as a sum of 62 million yen. Net income of 22 million yen has been recorded in "miscellaneous" under non-operating income in the statement of income.	—
(3) Accounting treatment of consumption taxes	Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "other" under investment and other fixed assets, and are written off using the straight-line method over a five-year period.	As on left

5. Changes in Labeling Method

Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
—	Notes to the Non-Consolidated Balance Sheets Investments of 819 million yen in limited liability investment partnerships and equivalent partnerships were included in investment securities based on "Practice Guideline Concerning Accounting Standards for Financial Instruments" (Report of the Accounting Standards Committee No. 14). The amount of investment in equity other than capital stock was very small, so it was included in "other" under investment and other fixed assets.

6. Supplementary Information

Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
—	1. On March 31, 2003, "Partial Revisions of Regional Tax Laws" (Law No. 9 of 2003) was published, and with the incorporation of pro forma standard taxation systems into corporate enterprise taxes from the fiscal year commencing April 1, 2004, the corporate enterprise tax levied in proportion to added value and capital will be included under "Other" in "Operating expenses - other" from the current fiscal year in accordance with "Practical Treatment Concerning Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax in Statement of Income," Practice Report No. 12, February 13, 2004, Accounting Standards Boards of Japan. As a result, "Other operating expenses" increased 876 million yen, and operating income, ordinary income and net income before taxes fell 876 million yen. 2. The meeting of the Board of Directors held on February 21, 2005 resolved to undertake a stock split as follows. (1) Splitting procedure The Company's common shares owned by shareholders whose names are stated or recorded in the final register of shareholders and the register of beneficiary shareholders as of March 31 2005 shall be split 1.5 for each one share. (2) Number and type of shares to be increased due to the stock split 47,345,000 shares of common stock (3) Date of stock split May 23, 2005 (4) First date of dividend accrual period April 1, 2005 Per share numerical data assuming the implementation of the stock split at the beginning of the previous consolidated fiscal year and at the beginning of the current consolidated fiscal year is as follows. (1) Previous fiscal year (yen) Net assets per share 3,689.45 Net income per share 373.88 (2) Current fiscal year (yen) Net asset per share 4,125.16 Net income per share 473.96 Diluted net income per Share 473.92

7. Notes

A. Notes to the Non-Consolidated Balance Sheets

Previous fiscal year (As of Mar. 31, 2004)	Current fiscal year (As of Mar. 31, 2005)
*1 Assets pledged as collateral and corresponding liabilities as below: (1) Assets pledged as collateral (In millions of yen) Loans 650,629 Real estate for sale 124 Total 650,754 (2) Corresponding liabilities (In millions of yen) Current portion of long-term debts 173,618 Long-term debts 306,023 Total 479,641 Above amounts include items related to the securitization of loans receivables, 259,797 million yen for outstanding loans receivables, 31,278 million yen for the current portion of long-term debts, and 90,268 million yen for the long-term debts. The matters below are not included in the aforementioned amounts. • The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 65,438 million yen for the current portion of long-term debts and 69,702 million yen in long-term debts, totaling 135,141 million yen.	*1 Assets pledged as collateral and corresponding liabilities as below: (1) Assets pledged as collateral (In millions of yen) Loans 712,804 Real estate for sale 113 Total 712,918 (2) Corresponding liabilities (In millions of yen) Current portion of long-term debts 172,399 Long-term debts 300,670 Total 473,070 Above amounts include items related to the securitization of loans receivables, 344,038 million yen for outstanding loans receivables, 33,276 million yen for the current portion of long-term debts, and 100,989 million yen for the long-term debts. The matters below are not included in the aforementioned amounts. • The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 56,530 million yen for the current portion of long-term debts and 53,354 million yen in long-term debts, totaling 109,884 million yen.

Previous fiscal year (As of Mar. 31, 2004)	Current fiscal year (As of Mar. 31, 2005)

Previous fiscal year (As of Mar. 31, 2004)

- The Company has also offered 6,153 million yen in cash and cash equivalents as collateral for swap transactions.
- The Company has taken Marutoh K.K.'s tangible fixed assets as a pledge for their borrowings.

*2 Includes 1,081,057 million yen in personal unsecured loans.

*3 Assets accepted as collateral with full rights of disposal and corresponding market values

(In millions of yen)

Transferred accounts	10,000
Commercial paper	9,998
Total	19,998

*4 The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	4,880	21,227	26,107
Loans in arrears	18,929	23,211	42,141
Loans in arrears longer than 3 months	8,977	3,398	12,375
Loans with adjusted terms	37,155	104	37,260
Total	69,943	47,941	117,884

Explanations for each of the above items follow:

(Claims in bankruptcy)
"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items A through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97), or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

(Loans in arrears)
"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments.

(Loans in arrears longer than 3 months)
"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or more months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

(Loans with adjusted terms)
"Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments, and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.

*5 The total amount of stock to be issued by the Company is 373,500,000 shares of common stock. The total number of shares issued and outstanding is 94,690,000 shares of common stock.

6 Liabilities for guarantee

(1) Liabilities for guarantee relating to personal loans provided by business partner financial institutions: 25,958 million yen

(2) Liabilities for guarantees related to small business loans provided by business partner financial institutions: 1,358 million yen

Current fiscal year (As of Mar. 31, 2005)

- The Company has also offered 4,456 million yen in cash and cash equivalents as collateral for swap transactions.
- The Company has taken Marutoh K.K.'s tangible fixed assets as a pledge for their borrowings.

*2 Includes 1,093,662 million yen in personal unsecured loans.

*3 Assets accepted as collateral with full rights of disposal and corresponding market values

(In millions of yen)

Commercial paper	4,998
Total	4,998

*4 The bad debts included in loans and claims in bankruptcy are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Claims in bankruptcy	3,780	24,364	28,144
Loans in arrears	20,261	27,960	48,221
Loans in arrears longer than 3 months	9,061	3,039	12,100
Loans with adjusted terms	39,923	273	40,196
Total	73,025	55,637	128,662

Explanations for each of the above items follow:

(Claims in bankruptcy)
As on left

(Loans in arrears)
As on left

(Loans in arrears longer than 3 months)
As on left

(Loans with adjusted terms)
As on left

*5 The total amount of stock to be issued by the Company is 373,500,000 shares of common stock. The total number of shares issued and outstanding is 94,690,000 shares of common stock.

6 Liabilities for guarantee

(1) Liabilities for guarantee relating to personal loans provided by business partner financial institutions: 35,267 million yen

(2) Liabilities for guarantees related to small business loans provided by business partner financial institutions: 7,912 million yen

Previous fiscal year (As of Mar. 31, 2004)	Current fiscal year (As of Mar. 31, 2005)
(3) Liabilities for guarantees of debt of affiliated companies: Marutoh K.K. 8,600 million yen	
*7 The number of treasury shares held by the Company is 222,866 shares of common stock.	*7 The number of treasury shares held by the Company is 284,465 shares of common stock.
8 Limitation on dividend The increase in net assets as result of setting a market price for assets specified in Item 3 of Article 124 of the Enforcement Regulations of the Commercial Code was 4,361 million yen.	8 Limitation on dividend The increase in net assets as result of setting a market price for assets specified in Item 3 of Article 124 of the Enforcement Regulations of the Commercial Code was 5,284 million yen. 9 Profit/loss relating to hedge methods Profit/loss relating to hedge methods is recorded under deferred hedge loss as a net amount. The total deferred hedge loss before being netted out was 19,001 million yen. Deferred hedge profit was 31 million yen.

B. Notes to the Non-Consolidated Statement of Income

Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
*1 Gains on investments in anonymous association all refer to product fund operating capital and dividend payments.	*1 —
*2 Breakdown of loss on sale of tangible fixed assets is as follows. (In millions of yen) Telephone rights 125 Other 117 Total 243	*2 Breakdown of loss on sale of tangible fixed assets is as follows. (In millions of yen) Telephone rights 69 Total 69
*3 Breakdown of loss on disposal of fixed assets is as follows: (In millions of yen) Buildings 239 Structures 39 Equipment and fixtures 35 Other 70 Total 385	*3 Breakdown of loss on disposal of fixed assets is as follows: (In millions of yen) Buildings 159 Structures 27 Equipment and fixtures 43 Software 113 Other 32 Total 375
*4 Matters relating to affiliated companies Interest on loans 3,821 million yen	*4 Matters relating to affiliated companies Interest on loans 4,062 million yen
*5 Losses on investments in an anonymous association all refer to valuation losses on commodity funds.	*5 As on left

8. Notes to Lease Transaction

Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
Notes to finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee.	Notes to finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee.

Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Vehicles	259	206	53
Equipment and fixtures	17,641	14,131	3,509
Total	17,900	14,337	3,562

(2) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	2,498
Over one year	1,101
Total	3,600

(3) Amount of lease fee payments, the amount equivalent to depreciation expenses and the amount equivalent to interest expenses

(In millions of yen)

Lease fee payment	3,986
Depreciation expenses	3,819
Interest expenses	103

(4) Accounting method for the amount equivalent to depreciation expenses
Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the fixed amount method. The method for calculating the amount equivalent to depreciation expenses was changed from the sum-of-the-years-digits method to the fixed amount method in the non-consolidated fiscal year. As a result, the amount equivalent to cumulative depreciation expenses is 1,588 million yen less, and the amount equivalent to depreciation expenses is 757 million yen more.

(5) Accounting method for the amount equivalent to interest expenses
Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

Current fiscal year (Apr. 1, 2004 to Mar. 31, 2005)

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Vehicles	163	80	83
Equipment and fixtures	6,187	5,117	1,070
Total	6,351	5,198	1,153

(2) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	915
Over one year	267
Total	1,183

(3) Amount of lease fee payments, the amount equivalent to depreciation expenses and the amount equivalent to interest expenses

(In millions of yen)

Lease fee payment	2,565
Depreciation expenses	2,455
Interest expenses	49

(4) Accounting method for the amount equivalent to depreciation expenses
Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the fixed amount method.

(5) Accounting method for the amount equivalent to interest expenses
As on left

9. Marketable Securities

End of previous fiscal year (As of Mar. 31, 2004)	End of current fiscal year (As of Mar. 31, 2005)
Subsidiaries' shares and the shares of affiliated companies do not have a market price.	As on left

10. Tax Effect Accounting

End of previous fiscal year (As of Mar. 31, 2004)

1 Principal cause of deferred tax assets and deferred tax liabilities

(In millions of yen)

Deferred tax assets (current)	
Excess amount transferred to allowance for bad debts accounts	6,732
Denied amount of bad debts depreciation	2,517
Accrued enterprise tax	1,409
Unrecorded interest payments due	1,881
Excess amount transferred to reserve for accrued bonuses	972
Other	116
Total deferred tax assets (current)	13,629
Deferred tax assets (fixed)	
Excess amount of depreciation and amortization	1,605
Excess amount transferred to allowance for bad debt accounts	647
Amount transferred to allowance for retirement benefits for directors	495
Other	998
Total deferred tax assets (fixed)	3,747
Amount offset against deferred tax liabilities (fixed)	(2,978)
Net deferred tax assets (fixed)	769
Deferred tax liabilities (fixed)	
Differences in evaluation of other marketable securities	2,978
Total of deferred tax liabilities (fixed)	2,978
Amount offset against deferred tax assets (fixed)	(2,978)
Net deferred tax liabilities (fixed)	–
Total deferred tax assets	14,398

2 Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting

Statutory effective tariff	41.9%
(Adjusted)	
Tax on reserves	5.3%
Tax exemption for IT equipment	(2.0)%
Other	0.6%
Charge rate of income tax after adoption of tax effect accounting	45.8%

End of current fiscal year (As of Mar. 31, 2005)

1 Principal cause of deferred tax assets and deferred tax liabilities

(In millions of yen)

Deferred tax assets (current)	
Denied amount of bad debts depreciation	3,668
Accrued enterprise tax	1,288
Unrecorded interest payments due	2,162
Excess amount transferred to reserve for accrued bonuses	968
Other	115
Total deferred tax assets (current)	8,203
Deferred tax assets (fixed)	
Excess amount of depreciation and amortization	1,635
Excess amount transferred to allowance for bad debts accounts	550
Amount transferred to allowance for retirement benefits for directors	490
Other	946
Total deferred tax assets (fixed)	3,623
Amount offset against deferred tax liabilities (fixed)	(3,608)
Net deferred tax assets (fixed)	14
Deferred tax liabilities (fixed)	
Differences in evaluation of other marketable securities	3,608
Total of deferred tax liabilities (fixed)	3,608
Amount offset against deferred tax assets (fixed)	(3,608)
Net deferred tax liabilities (fixed)	–
Total deferred tax assets	8,217

2 Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting

Omitted because the difference between the statutory effective tax rate and income tax charge rate after adoption of tax effect accounting was less than 5%.

11. Per Share Information

Item	Previous fiscal year	Current fiscal year
Net assets per share	5,534.17 yen	6,187.74 yen
Net income per share	560.82 yen	710.94 yen
Diluted net income per share	Diluted net income per share for the fiscal year under review has not been included here, as there was no dilutary effect on income at the end of the period.	710.88 yen

Basis for calculation of net income per share and diluted income per share

Item	Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
Net Income	53,086 million yen	67,301 million yen
Amount not attributable to common stock shareholders	106 million yen	151 million yen
(Includes directors' bonuses distribution of profit)	106 million yen	151 million yen
Net income relating to common stock	52,979 million yen	67,150 million yen
Average number of shares of common stock during the period	94,467,918 shares	94,453,068 shares
Outline of stock not included in diluted net income per share due to lack of dilutary effect	Stock options relating to treasury stock acquisition methods: 204,000 shares	-

Note: Directors' bonuses for the current fiscal year had not been determined as of the date of publication, so figures may change. The Company will publish the amount when it is determined.

12. Significant Subsequent Events

Previous fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	Current fiscal year (Apr. 1, 2004 to Mar. 31, 2005)
On June 16, 2004, the Company concluded a stock transfer agreement by which it acquired all the shares issued by Wide Corporation (president: Mitsuo Yanagi). As part of the business strategy to become a comprehensive retail financial services company, this acquisition is intended to boost business efficiency and profitability and reinforce Group earnings with the addition of Wide Corporation to the Group. Company name: Wide Corporation Headquarters: Utsunomiya-shi, Tochigi-ken President: Mitsuo Yanagi Establishment: May, 1984 Main business: Consumer finance Total assets[1]: 106,693 million yen[2] Net assets: 12,461 million yen[2] Capital: 2,555 million yen[2] Major shareholders: Sei Saito and others Stock acquisition date: June 30, 2004 Shares acquired: 32,135 shares Equity share after acquisition: 100% Notes: 1. Figure includes 36,811 million yen in loans that were dropped from the balance sheet as a result of securitization. 2. Figures as of Mar. 31, 2004	-

III. Results of Operations

1. Operating Revenue

(In millions of yen)

Item		Previous fiscal year (Apr. 2003 to Mar. 3, 2004) Amount	%	Current fiscal year (Apr. 1, 2004 to Mar. 31, 2005) Amount	%
Interest on loans to customers	Unsecured loans	265,959	79.4	266,930	78.3
	Secured loans	54,663	16.3	55,875	16.4
	Small business loans	6,355	1.9	7,722	2.3
	Subtotal	326,978	97.6	330,528	97.0
Financial revenue - other	Interest on deposits	6	0.0	1	0.0
	Interest on marketable securities	1	0.0	0	0.0
	Interest on loans	47	0.0	111	0.0
	Other	3	0.0	0	0.0
	Subtotal	58	0.0	113	0.0
Operating revenue - other	Sales of real estate	50	0.0	–	–
	Bad debt write-off recovery	3,738	1.1	4,090	1.2
	Other	4,150	1.3	5,883	1.8
	Subtotal	7,940	2.4	9,973	3.0
Total		334,977	100.0	340,615	100.0

Note: "Other" included in "Operating revenue - other" consists of clerical fees and real estate rents.

2. Other Operating Indicators

(In millions of yen - except per share data)

Item	End of previous fiscal year (As of March 31, 2004)	End of current fiscal year (As of March 31, 2005)
Total amount of loans outstanding	1,451,638	1,471,767
Unsecured loans	1,081,057	1,093,662
Secured loans	342,637	345,180
Small business loans	27,943	32,924
Number of customer accounts	2,246,179	2,214,748
Unsecured loans	2,131,054	2,091,244
Secured loans	93,935	98,625
Small business loans	21,190	24,879
Number of branches	1,563	1,572
Staffed branches	544	549
Unstaffed branches	1,018	1,023
Branches for secured loans	1	–
Number of "Ojidosan" loan-contracting machines	1,557	1,561
Automatic processing machines for loan applications	–	7
Number of ATMs	59,717	76,338
Company-owned	1,661	1,761
Partner-owned	58,056	74,577
Number of employees	3,397	3,184
Bad debt write-off	91,549	91,243
Allowance for bad debts	99,958	101,053
Net income per share (yen)	560.82	710.94
Net assets per share (yen)	5,534.17	6,187.74

Notes: 1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy.

2. Bad debt write-off does not include losses on claims in bankruptcy , which came to 2,781 million yen in the previous fiscal year, and 5,012 million yen in the current fiscal year.

IV. Changes to the Board of Directors

Changes to the Directors' Positions

Effective April 1, 2005

Name	New post	Former post
Sadatoshi Kobayashi	Senior Managing Director, Head of Information Systems Development Department, Head of Information Systems Operating Department	Senior Managing Director, Head of Information Systems Department Administration Office, Head of Inspection Department
Shintaro Hashima	Managing Director, Head of General Affairs Department, Head of Legal Department, Head of Compliance Office	Managing Director, Head of Personnel Division, Head of General Affairs Department, Head of Legal Department
Koji Imada	Director, Head of East Japan Loan Recovery Department, Head of West Japan Loan Recovery Department	Director, Head of Loan Recovery Department, Head of Credit Assessment Department
Masami Munetake	Director, General Manager of Personnel Division	Director, General Manager of East Japan Loan Business Division
Yasuo Yanagibashi	Director, Head of Inspection Department, Head of Credit Assessment Department	Director, General Manager of West Japan Loan Business Division, Head of Credit Card Business Department, Head of Management Planning Department
Masayuki Sato	Director, Head of Marketing Department	Director
Kazumitsu Oishi	Director, General Manager of Loan Business Division	Director

EXHIBIT 1(ii)

AIFUL CORPORATION

ANNUAL REPORT 2005

ASSEMBLING THE VISION


Businext
Life CARD
City's
TRYTO
WIDE

CONTENTS

CORPORATE PHILOSOPHY

"WIN THE GOOD FAVOR OF SOCIETY"

BE THE COMPANY OF CHOICE FOR INDIVIDUALS AND SOCIETY

Customers come first. We work hard to understand their needs and satisfy their expectations. This is why people choose AIFUL, and why they come back to us again and again.

SUCCESSFUL SYNERGIES FOR CUSTOMERS, THE COMPANY, AND EMPLOYEES

REWARD INVESTORS WITH CONTINUED CORPORATE GROWTH

AIFUL pursues steady growth in profit and value for shareholders. We commit ourselves to fair and impartial disclosure of information, and to maintaining excellent relations with shareholders and other investors.

OFFER EMPLOYEES A STABLE LIVELIHOOD AND OPTIMUM JOB CONDITIONS

AIFUL strives to provide a work environment that is fulfilling for employees and encourages them to realize the ideals of the company. Employees enjoy performance-based rewards and optimum job conditions which improve their quality of life.

Our corporate philosophy is "Win the good favor of society." By this, we mean coexisting harmoniously with and maintaining a good relationship with society at large, as an innovative, comprehensive finance group that customers can rely on.

"Successful synergies for customers, the Company and employees"

With this philosophy we believe we can achieve successful synergies for all of our stakeholders, namely, our customers, shareholders and employees.

The history of the consumer finance industry is a mixed one. In the late 1970s to the early 1980s, consumer finance companies were not widely known and were the subject of much public criticism.

Our corporate philosophy to "Win the good favor of society" reflects our sincere intentions to improve the way we, and the rest of the industry, are viewed by the public, attract a broader base of customers and contribute to society.

Forward-Looking Statements

The figures contained in this Annual Report with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of AIFUL, which are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties and actual results that may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, and the level of interest rates charged by AIFUL.

CONSOLIDATED FINANCIAL HIGHLIGHTS

AIFUL Corporation and Consolidated Subsidiaries	Millions of Yen			Percentage of Change	Thousands of U.S. Dollars
Years Ended March 31, 2005, 2004 and 2003	**2005**	2004	2003	05/04	**2005**
For the Year:					
Total income	**¥ 520,737**	¥ 479,473	¥ 451,168	**8.6**	**$ 4,866,700**
Total expenses	**391,295**	375,659	343,715	**4.2**	**3,656,962**
Credit costs	**155,466**	157,349	138,479	**-1.2**	**1,452,953**
Income before income taxes and minority interests	**129,442**	103,814	107,453	**24.7**	**1,209,738**
Net income	**75,723**	62,548	59,911	**21.1**	**707,692**
At Year-End:					
Loans	**1,995,622**	1,786,940	1,670,782	**11.7**	**18,650,673**
Installment accounts receivable	**192,402**	154,285	147,857	**24.7**	**1,798,150**
Bad debts	**175,136**	149,826	120,399	**16.9**	**1,636,785**
Total assets	**2,574,286**	2,332,761	2,282,113	**10.4**	**24,058,748**
Allowance for bad debts	**159,483**	145,757	132,130	**9.4**	**1,490,495**
Long-term debt, including current portion thereof	**1,601,763**	1,451,777	1,436,104	**10.3**	**14,969,748**
Total shareholders' equity	**617,353**	547,504	485,991	**12.8**	**5,769,654**
Number of shares issued	**142,035,000**	94,690,000	94,690,000	**50.0**	
	Yen			Percentage of Change	U.S. Dollars
Per Share Data:					
Net income	**¥ 533.57**	¥ 440.65	¥ 425.06	**21.1**	**$ 4.99**
Net income—diluted	**533.53**	–	–	**–**	**4.99**
Total shareholders' equity	**4,358.69**	3,863.06	3,428.97	**12.8**	**40.74**
Cash dividends	**60.00**	60.00	60.00	**0**	**0.56**

Notes: 1. The U.S. dollar amounts have been translated, for convenience only, at ¥107=$1, the approximate rate of exchange at March 31, 2005.
2. Net income per share has been computed based on the weighted average number of shares outstanding during each period, after retroactive adjustment for stock splits.
3. Figures in the financial section are based on audited English-language statements. Figures in the feature section and review of operations are based on Japanese financial statements. Due to certain reclassifications, some figures and items do not match.
4. On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares according to the provisions of Article 218 of the Japanese Commercial Code.

TOTAL INCOME

(Millions of yen)


600,000
500,000
400,000
300,000
200,000
100,000
0
01 02 03 04 05

NET INCOME

(Millions of yen)


80,000
60,000
40,000
20,000
0
01 02 03 04 05

TOTAL ASSETS / ROA

(Millions of yen / %)


3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
5
4
3
2
1
0
01 02 03 04 05
Total Assets
ROA

TOTAL SHAREHOLDERS' EQUITY / ROE

(Millions of yen / %)


700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
16
12
8
4
0
01 02 03 04 05
Total Shareholders' Equity
ROE

TO OUR SHAREHOLDERS

Pursuit of our comprehensive financial services strategy in the retail sector has led to an even greater contribution to earnings by group companies.



OPERATING ENVIRONMENT

Japan's economy gradually improved during fiscal 2004, the fiscal year ended March 31, 2005. There was a brief period of weakness due to the much higher cost of oil and slowing economic growth in China. However, the Japanese economy was supported by strong corporate sales and earnings as many companies, chiefly large corporations, reported record-setting results. Held back by concerns about the economic outlook, consumer spending remained flat despite an improvement in employment levels and an end to the decline in personal income.

In the consumer finance industry, a realignment of consumer finance and credit card companies occurred under the leadership of Japan's megabanks. There were two equity and business alliances: ACOM Co., Ltd. and Mitsubishi Tokyo Financial Group, Inc.; and Promise Co., Ltd. and Sumitomo Mitsui Financial Group, Inc. Furthermore, Credit Saison Co., Ltd. and Mizuho Financial Group, Inc. announced a business alliance. Another notable trend is the determination among credit card companies affiliated with retailers and manufacturers to expand their operations. We also saw the acquisition of consumer finance companies by companies in the IT field. These events are fueling even more intense competition for market share. On the positive side, the steady growth in Japan's personal bankruptcies, based on Supreme Court statistics, has come to an end. Due to amendments to the Moneylending Business Restriction Law that mainly targeted predatory lenders, these bankruptcies fell 12.8% in fiscal 2004 to 211 thousand. This was the first year-on-year decline in a decade. All major consumer finance companies saw double-digit declines in their credit costs as a result. Consequently, the volume of charge-offs probably reached its peak in the past fiscal year.

Yoshitaka Fukuda
President and CEO

HIGHLIGHTS OF OPERATING RESULTS

1. Consolidated summary

Consolidated operating revenue increased 9.5% to ¥518.4 billion and ordinary income was up 20.3% to ¥135.2 billion. As in the prior fiscal year, AIFUL Group was again the only major consumer finance company in Japan to post increases in revenue and earnings. Most of our peers reported higher earnings but lower revenue. Two factors were responsible for this accomplishment. The first was the downturn in credit costs because of the double-digit decline in personal bankruptcies, a trend that benefited all members of the consumer finance industry. The second factor is unique to AIFUL Group: higher earnings from group companies resulting from our comprehensive financial services strategy.

Illustrating the contribution of this strategy is the much faster growth of the AIFUL Group compared with AIFUL Corporation itself. While non-consolidated operating revenue increased only 1.7%, our consolidated revenue was up 9.5%. Consolidated ordinary income rose 20.3% compared with 13.7% on a non-consolidated basis. In addition to the larger earnings contribution of group companies, all group companies achieved profitability in the past fiscal year. I believe this is irrefutable proof of the success of our comprehensive financial services strategy.

Consolidated operating expenses increased 6.3% to ¥383.7 billion. This was mostly attributable to expenses associated with the June 2004 acquisition of Wide Corporation and to up-front investments that target growth opportunities at group companies. AIFUL's non-consolidated operating expenses declined 2.8% to ¥233.0 billion. Rising expenses for group companies demonstrate that we are shifting resources away from the mature unsecured consumer finance market to the credit card and business loan markets. In December 2004, the family ownership was reduced to raise the liquidity of AIFUL shares. This action meant that the retained earnings tax on closely held companies was no longer applicable to AIFUL Corporation (non-consolidated). Consequently, our consolidated net income increased 21.1% to ¥75.7 billion.

We expect double-digit earnings growth to continue in the fiscal year ending in March 2006 due to another increase in earnings from group companies. For this fiscal year, our business plan calls for a 7.1% increase in consolidated receivables to ¥2,700.0 billion, a 7.1% increase in operating revenue to ¥555.0 billion and a 14.6% increase in ordinary income to ¥155.0 billion.

2. The transformation in LIFE's profitability

Credit card issuer LIFE Co., Ltd. is the largest component of growth in consolidated revenue and earnings. Since joining the AIFUL Group in March 2001, LIFE has posted consistently strong growth. In the past fiscal year, LIFE's fourth as an AIFUL Group member, ordinary income improved 36.8% to ¥16.5 billion, ¥2.0 billion more than our initial plan for the year. Since joining the group, this company's ordinary income has grown from ¥2.4 billion to ¥8.0 billion, ¥12.0 billion and, last year, to ¥16.5 billion. The last three years were all-time highs.

LIFE's credit card business has been achieving remarkable growth. Central to this expansion are affinity card alliances with prominent partners such as Aoyama Capital Co., Ltd., an apparel retailer, and DEODEO Corporation and EIDEN Co., Ltd., both consumer electronics retailers. LIFE has consistently issued more than 2 million new cards annually. The number of cardholders has thus increased from 7.48 million in March 2001 to 11.91 million in March 2005. We expect that LIFE will issue more than 2 million new cards in the March 2006 fiscal year, too. A number of new initiatives will make this possible, including the Bank Alliance Card that we began issuing in July 2005 with THE HIGASHI-NIPPON BANK, LIMITED. We expect that LIFE will achieve a 6.4% increase in receivables to ¥799.5 billion, a 9.3% increase in operating revenue to ¥135.4 billion, on a managed asset basis, and a 27.1% increase in ordinary income to ¥21.0 billion.

3. Small business loans – A new core growth driver

Small business loan receivables increased 72.6% during the past fiscal year to total ¥47.6 billion at the end of March 2005. Responsible for much of this growth was BUSINEXT CORPORATION, a joint venture with The Sumitomo Trust & Banking Co., Ltd. that serves moderate-risk borrowers. The main reason was the completion of two scoring systems. One is for evaluations of business owners, making it possible to extend loans backed by no collateral or guarantees to these individuals. The other system is for evaluations of small business companies. Due to this growth, BUSINEXT had ordinary income of ¥0.6 billion compared with the prior year's loss of ¥1.0 billion, the first profit since its January 2001 establishment. Moderate-risk business loans is a market with comparatively little competition. We plan to maximize the advantages of our position as the leader in this market sector to continue the steep growth in receivables. BUSINEXT plans to raise receivables 46.0% to ¥69.5 billion in March 2006 and achieve 116.7% growth in ordinary income to ¥1.3 billion. Group member City's Corporation, which we bought in October 2002, targets the high-risk business loan category. Here, an enlargement of the branch network

Redundancy and dispersion. A basic stance that allows us to generate steady earnings growth by meeting the needs of many customer segments.



was largely responsible for a 46.3% increase in receivables to ¥45.6 billion. Ordinary income was ¥2.5 billion, well above the ¥1.8 billion initially planned.

For all small business loans, we are planning on another year of strong growth, backed primarily by the opening of new branches, mostly in the Tokyo area. Overall, we are aiming for a 53.3% increase in receivables to ¥70.0 billion and an 18.0% increase in ordinary income to ¥3.0 billion in the fiscal year ending in March 2006.

4. TRYTO and Wide, our second group of consumer finance companies

Group members TRYTO CORPORATION and Wide Corporation make up what we call our second consumer finance group. TRYTO, which began operations in April 2004, substantially cut its credit costs and boosted operating efficiency in the past fiscal year. The result was ordinary income of ¥2.8 billion. Wide, which we acquired in June 2004, recorded significant expenses associated with the unification of bad debt charge-offs and reserve standards, based on a conservative stance, with other AIFUL Group members. Despite these actions, ordinary income surpassed the initial plan by ¥0.6 billion to reach ¥1.6 billion. The combined ordinary income of TRYTO and Wide rose 58.5% from ¥15.5 billion to ¥24.6 billion. Two recent acquisitions of consumer finance companies have further enlarged this "second group." In February 2005, we acquired TCM. Co. Ltd. which had receivables of ¥9.2 billion at the end of March 2005. The next month we acquired Passkey Co., Ltd., which had receivables of ¥8.3 billion at the end of February 2005.

THE AIFUL GROUP'S COMPREHENSIVE FINANCIAL SERVICES STRATEGY

1. The advantages of the comprehensive financial services strategy

The AIFUL Group is executing a comprehensive financial services strategy with three goals in mind. First is sustaining steady growth in the entire consumer credit market, which is expected to continue expanding, by targeting an even broader spectrum of customers. Second is reducing risk by assembling a more diverse business portfolio. Third is using the benefits of lower risk to increase leverage, thereby raising our return on equity.

Since we are targeting markets that are in a growth phase, our fundamental stance is "redundancy and dispersion" rather than "focus and selectivity." We can serve a broad array of customer needs by using group companies to sell many kinds of products. I firmly believe this approach is the best means to sustain earnings growth. As I noted earlier, Japan's consumer credit market is undergoing a realignment and diversification in participants. This is mainly the result of actions by megabanks to reinforce retail operations and of the entry of companies from outside the consumer finance industry. These new entrants are attracting a broader range of customers to the consumer finance market. At the same time, we foresee a continuation in diversity of our customer base. If these momentous changes continue, there will be a growing gap between companies able to adapt with speed and those that do not. Weaker companies will no longer be able to survive. I am convinced that the comprehensive financial services strategy is the best way to continue growing in this environment.

2. Aiming to be Japan's leading "non-bank" financial company

We are executing our comprehensive financial services strategy in three ways: continuing to realign our business portfolio, reinforcing the credit card business, and expanding through acquisitions.

Regarding the business portfolio, we are raising credit cards, small business loans and guarantees as a share of total receivables. This is taking place as we sustain growth in receivables and earnings in all businesses. We plan to lower unsecured consumer loans from the current 65% to about half of total receivables, creating a more stable earnings base.

To reinforce the credit card business, we will continue to channel resources to LIFE's credit card business, giving this priority over other

Based on the corporate philosophy to "Win the good favor of society," AIFUL prioritizes CSR to ensure mutual prosperity with all stakeholders.



businesses. Affinity cards will be used to attract more cardholders and new businesses will be launched. Through these actions, we expect that growth in receivables will outpace market expansion.

Regarding the third point, we will target opportunities created by the ongoing realignment of Japan's consumer credit industry to strengthen the group through mergers and acquisitions. In business sectors where we want to grow, such as credit cards and small business loans, strategic investments will be made even if we need to pay a premium where justified. For opportunities in the consumer finance domain, we will aggressively target underpriced companies, making acquisitions that will allow us to maximize returns.

Executing this three-point strategy will lead to growth in receivables and earnings in all our businesses, propelling AIFUL to the number-one position among Japan's non-banks as a comprehensive source of financial services.

3. AIFUL's position concerning industry realignment

We witnessed a series of announcements involving equity and business tie-ups between megabanks and consumer finance companies during 2004. It appears that the primary benefit for consumer finance companies is an improvement in financial soundness. The AIFUL Group, though, has elected not to go down this path. We believe that a megabank alliance would restrict our freedom and prevent us from executing distinctive strategies.

Our position is different concerning credit cards, small business loans and home equity loans. Market size and growth prospects make these markets highly appealing. Most customers for these products are similar to the customers served by banks. We therefore envision business models that utilize bank brands either through loose bank alliances or the acquisition of a bank.

These actions demonstrate our ability to select strategic options and take actions entirely on our own. Two strengths make this possible. One is our steadfast adherence to our comprehensive financial services strategy. The other is our innovative approaches to product development and risk management. This is why we have considerable expertise in all our targeted fields. For example, our ability to supply expertise in credit investigations was instrumental to the success of LIFE once it joined the AIFUL Group. I believe that the collective knowledge of our group gives us a valuable advantage as Japan's consumer credit industry realigns and becomes more competitive.

THE AIFUL GROUP CORPORATE PHILOSOPHY

The corporate philosophy to "Win the good favor of society" has always formed the basis for the AIFUL Group's activities. As a comprehensive financial services group able to meet all our customers' needs, prospering along with society and maintaining a sound relationship with the public are our highest priorities. Our strategic goal is to become a comprehensive retail financial services company. To serve customers in more ways, we plan to conduct mergers and acquisitions and form alliances. This approach will raise our scale of operations, including receivables and earnings, in a manner that effectively taps the strengths of each group company. One major benefit will be even more opportunities for our employees to excel. By executing our comprehensive financial services strategy, we are firmly committed to generating benefits for all three core stakeholder groups: customers, shareholders and employees.

June 2005

Y. Fukuda

Yoshitaka Fukuda
President and CEO

GROWTH POTENTIAL REMAINS IN JAPAN'S CONSUMER CREDIT MARKET

JAPAN'S CONSUMER CREDIT MARKET

Shown below is the basic composition of Japan's consumer credit market. Based on Japan Consumer Credit Industry Association data, estimated total credit extended during 2003 was ¥73,014 billion. Representing about one-fourth of total final consumer spending in 2003 (approximately ¥282 trillion), this figure attests to the massive scale of the consumer credit market in Japan.

Total consumer credit extended has remained basically flat over the past decade. During this period, unsecured consumer loans extended by companies specializing in this business have been the fastest-growing category. Following the end of Japan's asset bubble in the early 1990s, the volume of unsecured consumer loans has more than doubled even as the nation's economy remained mired in a prolonged period of weakness. The strong consumer response to a constant stream of innovations by consumer loan companies was the main reason for this growth. This same period also saw average annual growth of about 6% in credit card shopping and cash advances. On the other hand, there has been a decline in consumer loans by banks and other financial institutions and in shopping loans by *shinpan* companies.

With a scale of about ¥73 trillion, Japan's consumer credit market is attracting the attention of many kinds of companies. Banks are forming equity alliances and business tie-ups with major consumer finance companies as one way to bolster retail operations. Communications carriers, manufacturers and IT companies are entering the consumer credit market. These events are forcing smaller consumer finance companies to merge with each other or simply shut down. Realignment is also taking place in the consumer credit market. The result is sweeping changes in the structure of the entire consumer credit industry. These events are removing boundaries that once separated the consumer loan, consumer credit and credit card categories. Companies in Japan are now fighting for a share of the entire consumer credit market, just as in the United States.

The AIFUL Group is convinced that this market still has growth potential. One reason is likely to be efforts to serve new customer segments as competition intensifies. Growth is expected in all four major market categories: traditional consumer finance companies; credit card shopping and shopping loans; credit card cash advances; and consumer loans by *shinpan* companies and credit card companies. A gradual expansion in Japan's consumer credit market is therefore expected to continue.

As these trends redefine the nature of this market, companies offering nothing but consumer finance will no longer be able to sustain growth. This is why the AIFUL Group is executing a "comprehensive financial services strategy." By extending operations to include credit cards, real estate-backed loans and small business loans, the group is building a base that can support consistent earnings growth.

JAPAN'S GROWING CONSUMER CREDIT MARKET

(Trillions of yen)



Credit Card Shopping
(26.5/3.8)
Shopping Loans
(11.3/10.9)
Credit Card Cash Advances
Consumer Loans by Credit Card Companies
AEON, Nicos, Saison, JCB
THE CONSUMER CREDIT MARKET
(73.0/59.3)
AIFUL CORPORATION
Takefuji, Acom, Promise
Traditional Consumer Finance Companies
Mitsubishi Tokyo, Mizuho, UFJ, Sumitomo Mitsui
Unsecured Loans of Banks and Other Private-sector Financial Institutions
Figures shown are credit provided during the year/credit balance as of December 2003.
Post Office, Banks and Other Financial Institutions

Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

As of December 31, 2003

OUTLOOK FOR THE CORE MARKETS OF AIFUL GROUP

To translate its comprehensive financial services strategy into concrete actions, the AIFUL Group is aggressively enlarging three market sectors: consumer loans from consumer finance companies; credit cards; and small business loans. The following sections explain why each of these sectors has excellent growth prospects.

THE SPECIALIST CONSUMER FINANCE COMPANIES MARKET

The solid growth in Japan's consumer finance industry

Even as Japan's consumer credit market remained flat, consumer loans extended by companies specializing in this business have more than doubled over the past decade. At the end of 2002, these loans topped ¥10 trillion. Furthermore, the number of individuals with information registered at the Federation of Credit Bureaus of Japan had increased about 83% over the past decade to 20.79 million as of December 31, 2004.

There are a number of social factors that explain why consumer finance companies have been able to earn this degree of support from customers. One is the rising demand for loans to enjoy free time as a result of the steadily rising affluence of Japanese consumers during the period of strong economic growth. Another factor is the tendency for consumers to use cash, a characteristic seldom seen elsewhere in the world. People in Japan have no concerns about carrying cash because of the nation's low crime rate.

One more reason is that consumer loans offered by banks and the services of credit card companies have not been as appealing as those of consumer finance companies.

In addition to these social factors, major consumer finance companies have driven growth by constantly taking innovative actions to attract more customers. In the mid-90s, major consumer finance companies significantly enlarged branch office networks and added unmanned loan-contracting machines to enhance convenience. Beginning in 1999, these companies started using TV commercials to soften their public images. Actions such as these have led directly to the current strength of Japan's consumer finance market. AIFUL, Takefuji, Acom and Promise, the industry's major four, have constantly channeled resources to enhance convenience and corporate images. All four companies have been skillful at using these investments to differentiate themselves. Due to these efforts, the major four now account for about 60% of the consumer finance market.

Outlook for the consumer finance market

Gradual changes are becoming evident in the market for services provided by companies specializing in consumer loans, which has posted strong growth for some time. The majority of consumer loan customers are in their 20s and 30s, a segment that is declining in Japan as its population ages and the number of children falls. Based on AIFUL Group's forecasts, however, the market for consumer loan companies will grow from approximately ¥10.2 trillion in 2002 to about ¥14.0 trillion in 2012. After that, the outlook is for the market to enter a period of stable growth and maturity.

One reason for this forecast is the large number of customers in their late 50s and early 60s, part of the baby-boom generation, already served by specialist consumer loan companies. Another is the consistently high rate at which people in their 20s patronize these companies. This is a reflection of the low resistance in this age group toward using a consumer loan company due to TV commercials that create a better image for the industry and improvements in customer services. In addition, Japan's consumer finance business model offers the unique benefit of privacy.* Based on all these considerations, the AIFUL Group believes that the consumer finance market will continue to expand.

* Consumer finance companies allow customers to receive documents and statements directly at branch offices and ATMs, whereas *shinpan* companies and credit card companies mail documents and statements to customers' homes.



THE CONSUMER CREDIT AND CREDIT CARD MARKET

Japan's Credit Card Market

In the credit card market, where AIFUL Group is active primarily through group company LIFE, the number of cards in issue exceeded 260 million at the end of 2003 according to statistics of the Japan Consumer Credit Industry Association. That equates to an average of two to three cards for every adult in Japan. The Central Council for Financial Services Information conducts regular surveys concerning household financial assets. Results show that the share of households using credit cards as the primary means of making purchases increased from 9.7% in 1993 to 21.5% in 2003. Obviously, the credit card is now an essential part of life in Japan. According to statistics of the Japan Consumer Credit Industry Association, total credit card turnover has almost doubled between 1993 and 2003, rising from ¥18.7 trillion to ¥34.1 trillion.

On the other hand, credit cards account for only about 10% of all consumer spending in Japan, much less than the 24% utilization rate in the United States. Furthermore, more than 90% of amounts due on credit cards are paid in full the following month in Japan through automatic bank transfers. Only about 10% of credit card transactions are financed with revolving credit, a scheme that is frequently used in the United States and other countries.

One reason is that, almost every time a credit card is used in Japan, the cashier asks if the customer wants to select a one-time or installment payment. That forces individuals to state their payment method in front of others, information that should remain private. Consumers tend to choose the one-time payment as a result. This is a highly unusual system by international standards.

Due to these circumstances, Japan is a country where many people have cards, but few use them frequently. Even when a credit card is used, people tend to avoid the credit function, using them instead as a debit card by paying in full the following month.




Life CARD
VISA



The outlook for the credit card market

Rapid advances in information technology in recent years have driven progress in the establishment of a high-performance, low-cost infrastructure for credit card use. At the same time, credit card companies are making their products more appealing by introducing programs that allow customers to accumulate airline mileage, receive points at major retailers and enjoy other benefits. These actions are encouraging consumers to use their credit cards more often.

Currently, Japan is witnessing fierce competition among issuers of credit cards such as banks, *shinpan* companies, retailers and manufacturers. Issuers are enticing people with credit cards that include an e-money function as well as cash rebates and other features.

Credit cards are likely to account for a rising percentage of household spending in Japan. Supporting this growth will be infrastructure investments by credit card companies along with the introduction of more innovations. In fact, the advantages of using a credit card in Japan are increasing rapidly. Consumers are using cards for Internet shopping and making use of new functions made possible by IC card and e-money technology. A growing number of credit cards double as bank cash cards. Furthermore, credit cards can be used to pay utility and medical bills, both of which have customarily been settled using cash. Japan is also seeing a fundamental shift in the perception of money as a new generation of consumers emerges. Instead of placing importance on hard work and frugality, today's consumers are willing to take on debt to enrich their lives. These trends suggest that Japan's credit card market is on the verge of even more growth.

Furthermore, credit card companies have adopted a strategy of increasing the volume of cash advances to create another source of earnings. In the past, card issuers were reluctant to extend credit lines for these loans due to the resulting risk exposure. But today, these companies have switched to an aggressive stance, promoting these loans with direct marketing activities, raising credit lines and taking other steps to make cash advances more accessible to their customers.

Because of these events, the consumer finance and credit card markets are both likely to continue expanding while each sector targets largely different customer segments. That means the AIFUL Group, which has both consumer finance and credit card companies, is well positioned to execute a strategy that can produce consistent growth in earnings.

THE SME LOAN MARKET

Targeting the latent needs of small and midsize companies

According to data from The Small and Medium Enterprise Agency, there were about 5.6 million companies in Japan with 20 or fewer employees at the end of 2001. Traditionally, the owners of these companies have taken out low-interest loans from local banks, credit unions and other financial institutions by using real estate as collateral. Another fund procurement option is using guarantors to obtain loans at a higher interest rate from companies specializing in higher-risk loans. Small and midsize companies also have access to government-backed financial institutions and loans backed by a credit guarantee corporation. However, the rising incidence of defaults that force these corporations to repay loans is causing the balance of loans to small and midsize companies to fall. These companies are finding it increasingly difficult to procure funds as a result.

The appeal of small business loans

The moderate-risk categories of the consumer finance and business loan markets are completely different. The size of the moderate-risk consumer loan market is extremely limited because of the affluence of most customers in this category. Demand for moderate-risk business loans, however, is substantial. Many companies of all sizes and credit standings have a constant need for financing. Despite the magnitude of demand for these loans, the number of lenders remains insufficient. AIFUL Group therefore views moderate-risk business loans as a market with immense growth potential (See page 22).

Looking only at the high-risk segment of the SME loan market, fallout from the *shoko* loan uproar in Japan of about six years ago caused by unethical loan collection practices is still holding down the balance of SME loans extended by the major lenders. But the balance of loans extended to small and midsize companies by other SME loan companies continues to climb. This is proof of the scale and consistency of demand for funds among SMEs and individual proprietorships.

On the other hand, there is virtually no competition in the market for extending unsecured small business loans, a moderate-risk category. A few megabanks and regional banks have announced plans to increase loans to these companies. But in practice, these banks are increasing loans to larger, middle-market companies, a borrower segment with a relatively low risk profile.

To succeed in each of these market segments, the AIFUL Group has City's to serve high-risk borrowers and BUSINEXT for the medium-risk category. By strengthening these borrower segment-specific distribution channels, the AIFUL Group is executing the most effective strategy for success in the small business loan market.

THE COMPREHENSIVE FINANCIAL SERVICES STRATEGY

Advantage of The Comprehensive Financial Services Strategy

The AIFUL Group is pursuing a comprehensive financial services strategy for three key reasons: sustained earnings growth; business portfolio diversity; and the benefits of higher leverage.

Sustaining earnings growth would be difficult by relying solely on the consumer finance market. Since the primary customers for these loans are young adults, this market is expected to grow more slowly after 2012 because of Japan's aging population and falling number of children. At the same time, the entry of IT and other new competitors is making the consumer loan business more competitive. We decided that the best way to succeed in this environment was to look beyond consumer loans, targeting instead the entire consumer credit market. To accomplish this, we acquired LIFE in 2001, a company that can sustain consistent growth in earnings.

Diversifying our business portfolio is another goal. At the end of March 1999, unsecured loans accounted for 82% of our loan portfolio and home equity loans for 16%. Since then, we have made large investments in businesses active in other, faster-growing market categories. Credit card issuer LIFE and small business loan firms BUSINEXT and City's have all grown rapidly since joining the AIFUL Group. Due to this growth, unsecured loans at AIFUL accounted for 43% of consolidated receivables at the end of March 2005. Receivables at LIFE accounted for 30%, home equity loans for 14%, small business loans for 5% and other loans for the remaining 8%.

Portfolio diversification is also an effective means of spreading risk. In the fiscal year that ended in March 2005, AIFUL's non-consolidated unsecured loan charge-off ratio was 7.6%, compared with only 3.1% for home equity loans and 5.3% for LIFE's credit card receivables. Specializing in the consumer finance business clearly results in greater exposure to credit risk.

Most Japanese consumer finance companies are structured so that, when the consumer finance market matures a number of years from now, their high profitability will continue to raise equity even though the volume of receivables is flat. The resulting rise in equity ratios will erode their returns on equity. The AIFUL Group is different. At 3.1%, the ROA is less than at peer companies. However, the group's comparatively low 24.0% equity ratio produces a debt-equity ratio of 4.2 times, keeping the ROE consistently high. AIFUL therefore believes that increasing receivables through mergers and acquisitions, while preserving its credit ratings, is the most productive way to use capital.

CONSOLIDATED OPERATING REVENUE AND ORDINARY INCOME AT JAPAN'S FOUR MAJOR CONSUMER FINANCE COMPANIES

(Billions of yen)


600
500
400
300
200
100
0
Acquisition of LIFE (the turning point)
00
01
02
03
04
05
06(E)
Operating Revenue
AIFUL
Promise
Takefuji
Acom
Ordinary Income
AIFUL
Promise
Takefuji
Acom

DIVERSIFICATION OF RECEIVABLES AND THE RISK PROFILE

(Billions of yen)


Change in Receivables
+9.9%
+10.4%
+4.0%
+9.8%
+7.1%
2,002
2,210
2,298
2,522
2,701
3,000
2,500
2,000
1,500
1,000
500
0
02
03
04
05
06(E)
AIFUL unsecured loans
AIFUL home equity loans
AIFUL small business loans
Small business loans at subsidiaries
Unsecured loans at subsidiaries
LIFE credit card receivables
LIFE shopping loans
LIFE credit card cash advances
LIFE Cash Plaza (unsecured loans)
LIFE loan guarantees

FUTURE POSITIONING OF AIFUL GROUP COMPANIES BY MARKET SECTOR

	Risk	Consumer Finance	Small Business Loans	Consumer Credit and Credit Cards	Home Equity Loans
PERSONAL	Low		Banks		
			Businext	LIFE CARD	Businext LIFE CARD
	High	AIFUL CORPORATION TRYTO WIDE	City's	LIFE CARD	AIFUL CORPORATION TRYTO WIDE City's
CORPORATE	Low		Banks		
			Businext	LIFE CARD	Businext LIFE CARD
	High		City's	LIFE CARD	City's

Accordingly, as the consumer credit market continues to expand, we are following a policy of "redundancy and dispersion" rather than focusing only on certain businesses. We are convinced this is the best approach to implementing our comprehensive financial services strategy.

Taking the Comprehensive Financial Services Strategy to the Next Level

AIFUL is taking many initiatives aimed at rapidly enlarging specific businesses as part of the comprehensive financial services strategy. In the consumer finance industry, two of the largest companies, Acom and Promise, became members of megabank groups in 2004 through equity and business alliances. AIFUL, however, has elected not to join a bank group because of the many restrictions and limited benefits associated with such a move. AIFUL will remain an independent corporate group that pursues growth by fostering brands like AIFUL, LIFE, TRYTO and Wide. Acquisitions will be used to serve more customers and raise receivables. The combination of a diverse brand portfolio and acquisitions will support growth in the AIFUL Group's market share.

The credit card, small business loan and home equity loan sectors are all large markets with much growth potential. The AIFUL Group is targeting these markets for rapid expansion as well as for strategic investments to execute acquisitions and mergers. Moreover, since bank alliances can provide significant advantages in these three markets, AIFUL believes that banking capability should be added to the group.

One AIFUL Group strategy is to diversify the customer base by using loose alliances with financial institutions. Illustrating this is the recent alliance with THE HIGASHI-NIPPON BANK, LIMITED to issue the Bank Alliance Card. For small business loans, the operations of BUSINEXT, a joint venture with Sumitomo Trust & Banking, demonstrated that small business owners place much importance on a brand, when selecting a lender. Partnering with this bank, and benefiting from its respected name, thus played a big part in the growth of BUSINEXT. Furthermore, BUSINEXT has developed a small business scoring system that no other financial institution can match. To maximize the benefits of this unprecedented technology, AIFUL plans to enlarge its business portfolio even faster. Plans call for quickly increasing the volume of small business loans through actions that may include the acquisition of a bank if the opportunity arises. AIFUL Group now has complete freedom in selecting business sectors for growth. Making this possible is constant innovation in product development and risk management based on the steadfast execution of the comprehensive financial services strategy. Due to this process, the AIFUL Group has advanced skills in consumer loans, credit cards, small business loans and home equity loans. The group thus has an invaluable edge over competitors as realignments and intense competition continue to define the financial services sector.

DIVERSIFICATION IN RISK AND BUSINESS DOMAINS

ASSEMBLING THE VISION

This diagram demonstrates how the AIFUL Group has diversified its exposure to risk and business domains. Each group company is positioned relative to credit risk and the business category where it is active.

Below is an outline of AIFUL Group companies.

OPERATING REVENUE (Millions of yen)

	Company	04	05	06(E)
	**AIFUL** Unsecured loans / Home equity loans / Small business loans (High risk) / Loan guarantees AIFUL CORPORATION	334,977	340,615	349,578
	**LIFE** Credit card shopping / Shopping loans / Unsecured loans / Loan guarantees / Home equity loans Life CARD	111,575	121,972	133,600
	**BUSINEXT** Small business loans (Middle risk) / Home equity loans Businext	3,014	5,445	8,517
	**City's** Small business loans (High risk) / Home equity loans City's	7,414	9,579	14,714
	**TRYTO** Unsecured loans (High risk) / Home equity loans TRYTO	15,663	14,539	16,240
	**Wide** Unsecured loans (High risk) WIDE	–	23,312	25,578


Lower risk
Higher risk
Life CARD
Businext
City's
TRYTO
WIDE
Consumer finance
Credit cards and "Shinpan"
Small business loans

Please refer to the management's discussion and analysis section that begins on page 31 for information on operating results by loan category.

OVERVIEW	SHARE OF RECEIVABLES (As of March 31, 2005)	PAGE
Serves a broad range of customer needs mainly through the provision of unsecured loans. Also extends home equity loans and small business loans. As of March 31, 2005, receivables totaled ¥1,471,767 million, 1.4% higher than one year earlier. Receivables are rising steadily due to a strategy of diversifying the product lineup.	 60.1%	P.14
Established in 1952 as a consumer credit and credit card company, LIFE became a subsidiary of AIFUL in March 2001. Main businesses are credit cards and shopping loans. Receivables were up 7.0% year on year to ¥751,553 million as of March 31, 2005. The number of active accounts increased 8.0% to 11.91 million.	 29.8%	P.17
A company owned by AIFUL and Sumitomo Trust & Banking, BUSINEXT began operations in January 2001. Extends small business loans primarily to borrowers in the moderate-risk category within the 18% interest rate limit imposed by the Interest Rate Restriction Law. Receivables were up 72.6% during the past fiscal year to ¥47,622 million as of March 31, 2005, mainly a reflection of the development of a scoring system for small business loans requiring no collateral or guarantees.	 1.9%	P.20
This small business loan company became an AIFUL subsidiary in October 2002. Loans are extended within the 29.2% interest rate limit imposed by the Capital Subscription Law. Has recently expanded operations to the Tohoku and Hokkaido regions, raising the number of offices by 12 during the past fiscal year to 50 as of March 31, 2005. Receivables increased 46.3% to ¥45,673 million.	 1.8%	P.22
A consumer finance company formed in April 2004 through the integration of AIFUL subsidiaries Happy Credit, Sinwa and Sanyo Shinpan. At the end of March 31, 2005, receivables totaled ¥58,121 million. TRYTO aims to increase earnings by taking advantage of the larger, more efficient operating base created by the integration of the three companies.	 2.3%	P.24
A medium-sized consumer finance company acquired by AIFUL in June 2004. Including ¥17,000 million of receivables that have been securitized and sold, receivables totaled ¥95,345 million as of March 31, 2005. Pursuing further improvements in operating efficiency and sales activities by leveraging expertise of the AIFUL Group.	 3.8%	P.25



AIFUL CORPORATION

AIFUL CORPORATION

PRODUCT DIVERSIFICATION STRATEGY

Advantages of the Product Diversification Strategy

Product diversification is a pillar of AIFUL's management strategy. AIFUL is the only major consumer finance company committed to offering a diverse line of products, extending from mainstay unsecured consumer loans to home equity loans and small business loans. Currently, unsecured consumer loans account for more than 70% of receivables at AIFUL. As all other consumer finance companies have seen their receivables decline, AIFUL has consistently increased its receivables by increasing sales of home equity loans and small business loans.

This product diversification strategy has three central objectives.

The first is to consistently deliver stable earnings growth as the consumer loan market matures by offering products not available from competitors. Second is greater cost efficiency. Offering a number of products at the same office using the same employees raises sales efficiency. Third is diversification of business risk. Having a variety of products with different risk-return profiles—such as in terms of customer characteristics, average balances and loan rates—allows AIFUL to avoid the risks associated with a loan portfolio that is excessively concentrated on a specific customer segment. For example, while the core customer base of consumer loans consists of young adults, home equity loan customers are primarily middle-aged and older adults.

In the year ended March 2005, AIFUL had record-setting revenue and earnings as the product diversification strategy raised receivables 1.4% to ¥1,471,767 million. Operating revenue increased 1.7% to ¥340,615 million and ordinary income rose 13.7% to ¥112,533 million. This performance demonstrates the success of AIFUL's strategy of diversifying its product selection.

THE RAPID GROWTH OF BANK LOAN GUARANTEES

Large consumer finance companies have been increasing alliances with banks and other financial institutions to extend guarantees of consumer loans and small business loans. This stance is one facet of initiatives to establish more channels that can build ties with new customers. Banks and other alliance partners use their own brands to sell loans to customers. Consumer finance companies perform credit investigations and guarantee loans that they approve. These companies are quickly enlarging this business as a means of establishing relationships with new customers. Consumer loan applications are examined using each company's scoring system. Competition is intense among companies that have their own unsecured loan scoring models. Based on actual data, the loan customers of banks and other alliance partners

AIFUL LOANS OUTSTANDING

(Millions of yen)



+7.6%
+2.7%
+1.4%
1,313,690
1,413,340
1,451,638
1,471,767
1,500,000
1,200,000
900,000
600,000
300,000
0
02
03
04
05
■ Unsecured loans □ Home equity loans □ Small business loans

overlap with AIFUL's customer base by only about 10%. This shows that guarantees are highly effective at creating inroads to new customers. Due to rapid expansion of AIFUL's consumer loan guarantees business, there were guarantee alliances with 41 financial institutions as of March 31, 2005 and loans guaranteed totaled ¥35,267 million, a year-on-year increase of 35.9%.

In the small business loan category, AIFUL has established a scoring system by using knowledge gained through the operation of BUSINEXT, which is owned jointly with Sumitomo Trust & Banking, and City's. Backed by expertise that no competitor can match, AIFUL is rapidly increasing the number of alliances to take full advantage of its position at the forefront of the small business loan guarantees market. During the year ended March 2005, new alliances were formed with 25 financial institutions, raising the total to 32 at March 31, 2005. More significantly, the volume of small business loans guaranteed rose almost fivefold during the fiscal year to ¥7,912 million.

CREDIT COSTS BEGIN TO DECLINE

After increasing steadily for many years, the volume of credit costs in the year ended March 2005 finally turned downward. All major consumer finance companies saw double-digit declines in their credit costs. These events appear to confirm that the long-term rise in credit costs has ended. AIFUL believes this is due to three factors.

First is the decline in predatory lenders. According to a survey of personal bankruptcies by the Federation of Moneylenders Association of Japan, about 50% of bankrupt individuals were victims of predatory lending. In response to this serious social problem, the Moneylending Business Restriction Law came into force in January 2004. Police clamped down on predatory lending, backed by harsher penalties for unregistered companies and bans on advertising and solicitations by unregistered companies. The result was a swift decline in the number of victims of predatory lenders.

The second factor is the reluctance of finance companies to extend loans. In 2000 and 2001, Japan's four major consumer finance companies were allowed to resume advertising on television. Commercials succeeded in attracting a large number of new customers and boosting loans outstanding. But taking on so much risk over a short time inevitably leads to higher credit costs after a certain period of time. As its receivables increased during this period, AIFUL took many steps over about two and a half years starting in late 2002 that were aimed at limiting credit costs. For example, lending criteria were tightened and the acceptance ratio (the number of loans extended as a proportion of total loan applications) was lowered from 75% to about 65%.

The third factor behind the decline in credit costs is Japan's strengthening economy, which has produced an improvement in employment conditions. The ratio of job openings to job seekers is rising and the unemployment rate is falling. Because of these trends, personal bankruptcies in 2004 fell 12.8% to 211,000, the first year-on-year decline since 1994.

The collective result of these three factors was a big fall in credit costs in the past fiscal year.

BUILDING RELATIONSHIPS WITH NEW CUSTOMERS

AIFUL continues to face difficult market conditions for attracting new customers. The fastest growth in new customers at large consumer finance companies occurred during Japan's asset-bubble period of the late 1980s. Concerns about the future faded away as individuals saw their incomes climb. People thus had no worries about repaying loans. Compared with this period, the number of loan applications from new customers is currently down by about 17%. In terms of loans extended, the number of new customers is now 35% lower.

Shifts in consumers' thinking are partly responsible for the 17% decline in loan applications. The public hears frequent reports about Japan's lackluster economy, predatory lenders and other problems. Fortunately, consumer mindsets appear to be improving. There are structural factors, too. The downturn reflects the emergence of competitors from other industries and the decline in Japan's population of young adults. But why are loan approvals down by about twice as much as applications? Tighter loan approval standards at all companies are a major cause. Now that credit costs have passed their peak, though, these companies are switching to more aggressive postures. Indications thus point to a recovery in the number of new accounts.



INITIATIVES IN THE CURRENT FISCAL YEAR

AIFUL has seen the number of new customers decline in each of the past three years. A rebound in new customers is expected in the current fiscal year. Driving growth will be Japan's gradual economic recovery and the ability to serve more customer segments due to diversification in the kinds of companies offering consumer loans. AIFUL is increasing its actions to attract new customers in order to benefit from this upturn in demand.

The first action is raising advertising and marketing expenditures by about ¥3.0 billion compared with the previous fiscal year. The public will see more AIFUL television commercials and a large number of Internet banner ads. The second action is increasing the number of "*Suguwaza*" simple auto contract machines. Speed is the main advantage. These machines meet customers' needs by reaching a decision on a loan application in only about 10 minutes and issue loan cards. AIFUL initially planned to open 50 booths with these machines during the year ending in March 2006. Results from the first locations have shown these booths to be more cost-efficient than conventional unmanned branches. Furthermore, the machines demonstrated their ability to fulfill specific customer needs. Based on these results, AIFUL decided at the end of June 2005 to open 250 "*Suguwaza*" booths during the current fiscal year, five times more than originally planned.

Members of Japan's consumer finance industry are facing a much different operating environment even compared with a few years ago. Competition is more heated. Companies from the IT and other industries are offering consumer loans. Interest rates are being used to capture market share. On a positive note, credit costs are finally declining. By prioritizing actions to cope with these events, AIFUL believes that the stable growth in its receivables will continue.

PLAN FOR YEAR ENDING MARCH 2006

Receivables	¥1,523,860 million	UP 3.5%
Operating revenue	¥349,578 million	UP 2.6%
Ordinary income	¥121,000 million	UP 7.5%


ai ful .jp
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LIFE Co., Ltd.

LIFE GIVES AIFUL PRESENCE IN THE CREDIT CARD MARKET

Credit card company LIFE became a wholly owned subsidiary of AIFUL in March 2001, giving AIFUL a presence in the consumer credit and credit card business, a field with considerable growth potential. Established in 1952, LIFE developed into one of Japan's major *shinpan* companies. However, a sharp drop in revenue and earnings due to weak consumer spending in the aftermath of Japan's asset bubble and concerns among lenders about LIFE's financial stability forced this company to file for bankruptcy in June 2000. AIFUL was selected as the sponsor of this company in October 2000. Following the completion of payments to all debt holders in March 2001, LIFE became a wholly owned subsidiary of AIFUL, which had until then been devoted exclusively to consumer finance. With LIFE, AIFUL also became a source of shopping credit and cash advances through credit cards as well as a provider of shopping loans. This acquisition took the AIFUL Group much closer to its goal of becoming a source of comprehensive financial services.

When LIFE joined the AIFUL Group, it had a relatively low-margin business portfolio, as was the case at most other *shinpan* companies in Japan. Therefore, one element of LIFE's revitalization plan was to terminate the unprofitable auto loan and housing loan businesses while strengthening the credit card business. By restructuring the business portfolio to focus on highly profitable activities, LIFE dramatically improved its profitability. This process continues with the goal of firmly positioning LIFE as a *shinpan* company that excels in terms of profitability and growth.

In the March 2002 fiscal year, LIFE's first as an AIFUL Group member, the company had ordinary income of ¥2.4 billion. The next year, ordinary income rose to an all-time high of ¥8.0 billion and then ¥12.0 billion. In the fiscal year that ended in March 2005, ordinary income rose to ¥16.5 billion, making a big contribution to growth in consolidated earnings. LIFE has thus completed a transformation into a highly profitable company that has performed much better than peers such as Nicos and Orico.

COMPARISON OF JAPAN'S MAJOR FOUR *SHINPAN* COMPANIES

(Millions of yen)

	LIFE		Nicos		Orico		JACCS	
	2004	2005	2004	2005	2004	2005	2004	2005
Cardholders (thousand)	11,032	**11,916**	12,348	12,345	10,231	10,515	6,770	**7,009**
Total receivables outstanding*1	702,202	**751,553**	3,693,317	3,369,233	4,135,358	4,134,085	2,613,135	**2,638,030**
Installment receivables	256,773	**285,867**	519,378	466,065	1,283,058	1,169,931	606,470	**639,914**
Loans (cash advances)	339,137	**367,459**	983,319	910,736	911,631	957,764	364,377	**346,603**
Guarantees	106,290	**98,226**	2,190,619	1,992,432	1,940,669	2,006,390	1,642,288	**1,651,513**
Operating revenue	113,738	**123,881**	263,406	253,521	296,053	305,240	145,065	**144,267**
Operating revenue margin*2	16.4%	**16.9%**	7.1%	7.5%	7.2%	7.4%	5.5%	**5.5%**
Ordinary income	12,081	**16,524**	12,051	32,774	30,906	39,457	11,312	**13,286**

*1. Includes off-balance-sheet receivables that have been securitized and sold (estimates based on earnings releases of each company).
*2. Operating revenue divided by receivables

MAJOR SOURCES OF GROWTH

Credit Card Business

The primary reason for the strong earnings growth at LIFE is the company's ability to consistently expand its credit card and shopping loan businesses faster than the market as a whole.

In the core credit card business, the number of cardholders has grown from 7.48 million when AIFUL acquired LIFE to 11.91 million in March 2005, just four years later. LIFE has passed major *shinpan* companies JACCS and Orico to become Japan's second-largest credit card issuer after Nicos. Much of this growth was propelled by affinity cards, which account for about 90% of all credit cards issued by LIFE. These cards offer advantages for cardholders, card issuing partners and LIFE. By making qualifying purchases, cardholders accumulate points that can be used like cash to receive merchandise and other benefits. Retailers benefit by using the point system to build a base of loyal shoppers. The card also makes it easier to sell high-priced merchandise, thus raising sales. For LIFE, affinity cards increase credit card charge volume, leading to higher transaction fees as well as interest income when cardholders purchase on credit.

Two components are vital to the success of affinity cards. One is the establishment of agreements with retailers that serve a large number of customers. The other is the provision of a point system that is highly appealing to customers. LIFE issues cards with a number of major retailers. Among them are apparel retailer Aoyama Capital, consumer electronics retailers EIDEN and DEODEO, and home improvement center operator KOMERI. Together, large retailers account for about 80% of the credit cards that LIFE issues each year to new customers. These relationships are instrumental to LIFE's ability to issue more than 2 million cards every year.

The number of LIFE Proper Cards, issued by LIFE only, increased 7.8% during the past fiscal year to 207,000. Adding member stores and allowing individuals to use the Internet to submit applications backed this growth. Also contributing is a new visual identity campaign that began in April 2004.

Card shopping transactions have grown along with the number of cardholders. During the four-year period ended March 2005, these transactions increased at an average annual rate of more than 15%, rising from ¥233.5 billion to ¥378.1 billion. This outstripped the market growth rate of about 6% per annum.

A BUSINESS PORTFOLIO FOCUSED ON GROWTH (Millions of yen)

	2004	2005		2006(E)	
			% of change		% of change
Total	702,202	751,553	+7%	799,581	+6%
Growing businesses	**603,022**	**667,723**	**+11%**	**725,167**	**+9%**
Credit card shopping	**71,508**	**79,622**	**+11%**	**83,518**	**+5%**
Shopping loans	**173,560**	**197,123**	**+14%**	**211,796**	**+7%**
Credit card cash advances	**202,819**	**209,300**	**+3%**	**224,772**	**+7%**
Cash Plaza (unsecured loans)	**135,543**	**157,630**	**+16%**	**176,744**	**+12%**
Bank loan guarantees (new products)	**19,590**	**24,046**	**+23%**	**28,336**	**+18%**
Downsizing businesses	99,179	83,830	−15%	74,414	−11%
Partners	2,504	1,194	−52%	655	−45%
Housing loans	35,866	31,726	−12%	28,074	−12%
Bank loan guarantees (previous products)	48,329	41,258	−15%	36,399	−12%
Others	12,479	9,650	−23%	9,284	−4%
Growing businesses	**86%**	**89%**	**–**	**91%**	**–**
Downsizing businesses	14%	11%	–	9%	–



Shopping Loans

The shopping loan market has contracted for seven consecutive years. At the end of December 2003, shopping loan receivables totaled ¥11 trillion according to data provided by the Japan Consumer Credit Industry Association. Many companies are withdrawing from this market. One reason is the widespread use of credit cards. Another is consumer credit company strategies that prioritize credit cards. LIFE, however, believes there is still growth potential because of its small market share. Following its acquisition by AIFUL, LIFE revised and cancelled low-margin and unprofitable shopping loan agreements. Based on a policy of avoiding dumping, LIFE adopted a system of revising credit lines at member stores in accordance with their sales formats and credit quality. This created a framework that raised interest rates. In addition to raising the volume of receivables, this framework enables LIFE to hedge risks associated with shopping loans. Although LIFE continues to shift resources to its credit card business, it is targeting shopping loans by using an efficient sales organization already in place. Businesses where prospects for higher yields are poor, such as auto loans and housing loans, are being shut down. At the same time, LIFE is expanding along with higher transaction volume and quality receivables supported by growth in member stores. Consequently, total receivables increased 11.3% in the past fiscal year, and the yield improved by 0.3 of a percentage point to 9.5%.

TAKING THE LIFE CARD IN A NEW DIRECTION

Bank Alliance Card

Setting the stage for a new means of growth, LIFE formed a credit card alliance in December 2004 with THE HIGASHI-NIPPON BANK, LIMITED. In July 2005, the Bank Alliance Card was unveiled. This card functions as a bank cash card and a LIFE credit card complete with the ability to take out cash advances, thereby offering greater convenience for customers. LIFE expects that this alliance will help increase its cardholder base by providing a channel to reach new types of cardholders.



DEDICATED TO SUSTAINING GROWTH

By further raising emphasis on the credit card business, LIFE plans to issue 2.18 million new cards during the year ending in March 2006, raising the number of cardholders to 12.8 million. Based on this growth, LIFE expects to raise credit card receivables by 6.4% and the balance of credit card cash advances by 7.4% (both managed assets basis).

LIFE plans to take many actions to build on its immense base of affinity card agreements with prominent companies. To establish a foundation for even more growth, more card alliances with financial institutions are planned, such as for bank alliance cards. LIFE is also considering the start of a corporate credit card business. Through steps like these, LIFE believes it can raise the number of cardholders from the present 11.91 million to 20 million. An infrastructure is already in place that produces more than 2 million new cards every year. By pursuing economies of scale as the cardholder base expands, LIFE is confident that credit card business growth will translate directly into higher earnings.

PLAN FOR YEAR ENDING MARCH 2006

(managed assets basis)

Receivables	¥793,581 million	UP 6.4%
Operating revenue	¥135,458 million	UP 9.3%
Ordinary income	¥21,000 million	UP 27.1%

Businext

BUSINEXT CORPORATION



MODERATE-RISK SMALL BUSINESS LOAN MARKET

Established in January 2001, BUSINEXT provides mainly small business loans to moderate-risk borrowers at interest rates of no more than 18% as prescribed by the Interest Rate Restriction Law. AIFUL holds 60% of the company's equity and Sumitomo Trust & Banking owns the remaining 40%.

BUSINEXT's loan business targets the approximately 5.6 million companies in Japan with no more than 20 employees. In the past, these companies had three primary financing options: loans with high interest rates structured for high-risk borrowers; loans from financial institutions secured by real estate or other collateral; and loans from family and friends.

Recently, there has been growing interest among banks of all types and sizes in moderate-risk small business loans. However, since corporate loans by banks are typically more than ¥10 million, bank loans are restricted to middle-market companies. Furthermore, banks adopt the basic stance of limiting credit risk when extending credit to small businesses. That forces small business owners to meet demanding conditions, such as consistent profitability. For these reasons, the actual supply of loans from financial institutions is inadequate to meet the enormous demand for loans that still exists among small businesses. Furthermore, competition in the moderate-risk business loan market is minimal. Another reason for the appeal of this market is structural economic changes that are expected as Japan's economy recovers. AIFUL therefore believes that the moderate-risk business loan market has much growth potential.

BUSINEXT'S COMPETITIVE EDGE

Speed is a key factor distinguishing the loans of BUSINEXT. The Card Loan is often extended on the same day as the application; the Business Loan, which is for working capital or bridging finance, can be approved in less than three days. These loans combine the sense of security offered by the Sumitomo Trust & Banking name while simplifying the loan process. BUSINEXT thus breaks the commonly held perception of banks as lenders that require extensive documentation and long periods of time for credit investigations.

Clearly setting BUSINEXT apart from other specialists in small business loans is its reliance on direct mail rather than face-to-face sales activities. This allows BUSINEXT to use a network of only four offices in which each employee manages about 600 customer accounts. This highly efficient, low-cost structure is a key reason that BUSINEXT can meet customers' needs for loans that have reasonable interest rates.

BUSINEXT LOANS OUTSTANDING



(Millions of yen)
(Thousands)
50,000
40,000
30,000
20,000
10,000
0
15
12
9
6
3
0
+72.6%
+79.2%
+89.7%
02
03
04
05
Loans Outstanding
New Loans

BUSINEXT REPORTS ITS FIRST PROFIT

In April 2004, BUSINEXT started using two scoring models: one for sole proprietorships and one for companies. Both models are based on the company's three years of data in extending credit to these borrowers. This gives BUSINEXT a unique business model for loans that require no collateral or guarantees. With these scoring models, the company was able to post remarkable growth. Receivables increased 72.6% to ¥47,622 million during the past fiscal year while extending 13,000 new loans, 6.8% more than one year earlier. Despite this growth, charge-offs were held to less than 4% of all receivables.

Higher receivables were responsible for an 80.6% increase in operating revenue to ¥5,445 million. Earnings benefited from the growth in revenue as well as measures to use BUSINEXT's low-cost operating structure to operate even more efficiently. Consequently, ordinary income was ¥633 million and net income was ¥601 million, the first profits in BUSINEXT's history.

LOOKING AHEAD TO STILL MORE GROWTH

BUSINEXT will continue to aim for strong growth in its receivables by tapping its many strengths, notably as the frontrunner in the moderate-risk business loan market. The two scoring models that now incorporate four years of operating data are another invaluable advantage. Other strengths are the respected Sumitomo Trust & Banking name and synergies with other AIFUL Group members. Plans include expanding the office network while carefully managing expenses. Targeting mainly cities with a population of at least 500,000, BUSINEXT will open offices for the purposes of raising its market profile and serving more businesses.

In the fiscal year ending in March 2006, BUSINEXT expects greater demand for funds among small companies because of Japan's rebounding economy. One indication of this upturn is the current sharp decline in corporate bankruptcies. BUSINEXT thus expects rapid growth to continue. The company plans to raise receivables 46.0% to ¥69,516 million, operating revenue 56.4% to ¥8,517 million and ordinary income 116.7% to ¥1,372 million.

PLAN FOR YEAR ENDING MARCH 2006

Receivables	¥69,516 million	UP 46.0%
Operating revenue	¥8,517 million	UP 56.4%
Ordinary income	¥1,372 million	UP 116.7%





City's

City's Corporation





THE HIGH-RISK SMALL BUSINESS LOAN MARKET

City's was acquired by AIFUL in October 2002. This company specializes in loans to sole proprietorships and small and medium-sized businesses in the high-risk category. Loans are extended within the 29.2% interest rate limit imposed by the Capital Subscription Law.

In the field of loans for high-risk sole proprietorships and small and medium-sized businesses, outstanding loans fell sharply about six years ago at major lenders like LOPRO Corporation and SFCG Co., Ltd. in the wake of mass media reports of abusive lending practices in this sector of the loan business. Despite the subsequent public outrage triggered by these practices, high-risk business loans have been increasing steadily, except at the two major lenders (see table below). This is proof of the solid demand for loans among sole proprietorships and small and medium-sized businesses. However, there is still an inadequate number of companies willing to make loans to these high-risk borrowers because of the inability of banks and many other financial institutions to serve this borrower segment. Consequently, this is a market that has substantial growth potential while being largely immune to excessive competition. City's is therefore taking aggressive measures to expand its operations while conducting a suitable risk management program.

THE DEFINING CHARACTERISTICS OF CITY'S

City's has a business model that facilitates the provision of loans that meet specific requirements of small and medium-sized companies unable to obtain satisfactory financing from other sources due to credit risk and other issues. The main product offered by City's is the Business Loan, which accounts for about 90% of all its loans outstanding. This loan takes advantage of City's outstanding know-how in the investigation of guarantors. Due to this expertise, the ratio of bad debt

THE SME LOAN MARKET IN JAPAN *1

(Millions of yen)

	2000	2001		2004		2005	
	Loans outstanding	Loans outstanding	% of change	Loans outstanding	% of change	Loans outstanding	% of change
SFCG*2	332,610	295,997	-11.0%	353,031	7.8%	378,654	7.3%
LOPRO	322,214	246,922	-23.4%	96,830	-46.7%	102,805	6.2%
Other SME loan companies	273,065	277,773	1.7%	326,381	10.2%	379,051	16.1%
Total	927,889	820,692	-11.6%	776,242	-3.6%	859,550	10.9%

*1 Figures are based on data provided in financial releases of these companies.
*2 Loans for SFCG are as of January 31 because this company ends its fiscal year on July 31.

GROWTH IN SMALL BUSINESS LOANS AT THE AIFUL GROUP

(Millions of yen)

	2003		2004		2005		2006(E)	
	Loans outstanding	% of change	Loans outstanding	% of change	Loans outstanding	% of change	Loans outstanding	% of change
BUSINEXT	15,397	89.7%	27,591	79.2%	47,622	72.6%	69,516	46.0%
City's	29,176	–	31,214	7.0%	45,673	46.3%	70,039	53.3%

charge-offs for Business Loan receivables is consistently under 2%. In addition, City's has used AIFUL know-how to establish a system for selling to sole proprietorships and companies the home equity loan. This product is currently about 7% of total loans at City's. This company is taking many other actions as well to meet an even broader spectrum of funding needs among its customers. Exemplifying this drive is the New Business Loan, which eliminates the need for a guarantor.

BUSINESS RESULTS

In the fiscal year that ended in March 2005, the performance of small and medium-sized companies improved as Japan's economic rebound gained momentum, reducing the number of bankruptcies. During the fiscal year, City's opened 13 offices, mostly to establish its first presence in Tohoku and Hokkaido. This raised the company's office network to 50 locations. Growth in the service network sparked rapid growth at City's. The number of new loans rose by 107.7% to 9,000 and receivables surged 46.3% to ¥45,673 million. Due to a large increase in interest income from loans, operating revenue increased 29.2% to ¥9,579 million. However, expenses were much higher because of up-front investments for new offices and other facilities and growth in the workforce. Also contributing to the increase in expenses was a steep drop in the provision for allowance for bad debt in the March 2004 fiscal year due to a one-time factor. The result was a 15.2% decrease in ordinary income to ¥2,585 million, but this was well above the ¥1,811 million in the company's business plan for the fiscal year.

CITY'S LOANS OUTSTANDING

(Millions of yen) (Thousands)


50,000
40,000
30,000
20,000
10,000
0
15
12
9
6
3
0
+46.3%
+7.0%
03
04
05
Loans Outstanding
New Loans

A STRATEGY THAT TARGETS GROWTH

City's is focusing on several elements that will be crucial to its ability to sustain its current robust growth. More offices will be opened to increase access to small and medium-sized companies, a customer segment with substantial demand for loans. Actions will also target improvements in operating efficiency and personnel training to build a more powerful operating base.

Expansion of the office network will continue in all areas of Japan based on City's belief that there is still considerable potential for opening offices in and around Japan's large cities. To raise efficiency, City's is centralizing the handling of customer telephone calls and deepening ties with creditworthy borrowers. To strengthen its workforce, City's is seeking greater synergies with other AIFUL Group companies by sharing know-how, primarily through personnel exchanges with AIFUL and BUSINEXT.

City's, which targets high-risk borrowers, and BUSINEXT, which targets moderate-risk borrowers, can together serve a diverse range of customer segments. For example, customers that do not meet the loan criteria at BUSINEXT have the potential of becoming City's customers. City's and BUSINEXT plan to work even more closely to meet the funding requirements of many types of businesses.

In the fiscal year ending in March 2006, City's plans to increase its service network to 63 locations. This growth is expected to raise new loans by 66.7% to 15,000 and receivables by 53.3% to ¥70,039 million. Based on these figures, City's is forecasting a 53.6% increase in operating revenue to ¥14,714 million and an 18.0% increase in ordinary income to ¥3,050 million. This performance will make a big contribution to growth in consolidated earnings.

PLAN FOR YEAR ENDING MARCH 2006

Receivables	¥70,039 million	UP 53.3%
Operating revenue	¥14,714 million	UP 53.6%
Ordinary income	¥3,050 million	UP 18.0%



TRYTO CORPORATION **Wide Corporation**

WHY AIFUL ACQUIRES SMALL AND MIDSIZED CONSUMER FINANCE COMPANIES

Acquiring relatively small consumer finance companies offers a number of advantages. Most important is the ability to target more customers by assembling a larger portfolio of brands. The graph below shows the number of new loans at AIFUL and Japan's three other major consumer finance companies. New loans declined at all companies during the four-year period that ended in March 2004. Mainly responsible was a reluctance of consumers to take out loans because of Japan's lackluster economy. In the fiscal year that ended in March 2005, new loans at the four companies were flat or slightly lower despite signs of an economic rebound. Holding down growth this time is intense competition. *Shinpan* companies, retailer card companies and bank card companies are all expanding their retail operations. Another source of competition is new entrants to the consumer finance industry, such as members of the IT industry.

In response, the AIFUL Group has established a framework capable of generating growth amid this fierce competition. By assembling a large portfolio of brands, including AIFUL, LIFE, Wide, TRYTO, TCM, Passkey and others, the group has achieved a large increase in the number of new loans. As the number of companies offering consumer loans grows, Japan's consumer finance market is expanding as these companies form relationships with more customer segments. The result is an increasingly diverse customer base for consumer finance companies. These trends make AIFUL confident of generating significant benefits from its strategy of offering services through many brands by acquiring relatively small consumer finance companies.

NEW LOANS AT JAPAN'S MAJOR FOUR CONSUMER FINANCE COMPANIES

(Thousands)


600
500
400
300
200
100
0
01
02
03
04
05
AIFUL (consolidated)
AIFUL (non-consolidated)
Promise
Takefuji
Acom

TRYTO

TRYTO CORPORATION

TRYTO CORPORATION, a wholly owned subsidiary, was formed in April 2004 through the integration of three AIFUL consumer finance subsidiaries: Happy Credit, Sinwa and Sanyo Shinpan. Combining these companies created a more efficient operating structure, giving TRYTO the ability to conduct aggressive sales activities.

In the year that ended in March 2005, TRYTO tightened its credit standards in consideration of the current operating environment. Because of this stance, receivables totaled ¥58,121 million and operating revenue was ¥14,539 million, both slightly below the combined results of the three predecessor companies in the prior fiscal year. Ordinary income was ¥2,807 million and net income was ¥1,407 million, both about twice as high as in the prior fiscal year mainly because of a 27.4% decline in credit costs.

In the current fiscal year, TRYTO is taking several actions aimed at raising receivables and earnings. One is using AIFUL's expertise to strengthen sales of loans collateralized by real estate. Another is capturing more synergies with other AIFUL Group companies. Sharing information on prospective customers is one example. Collaboration will also encompass expertise in managing receivables and operating training programs and other personnel systems. In the year ending in March 2006, TRYTO plans to raise operating revenue 11.7% to ¥16,244 million, ordinary income 26.4% to ¥3,548 million and net income 43.9% to ¥2,025 million.



WIDE

Wide Corporation

Wide is primarily engaged in the provision of unsecured loans to individuals in the high-risk segment. AIFUL purchased this company in June 2004. A midsized consumer finance company operating mainly in eastern Japan, Wide had 33 offices and 260 unmanned offices, a total of 293 locations, at the end of March 2005. There is minimal overlap with the operations of TRYTO, which is active primarily in western Japan, making possible highly productive sales activities.

By joining the AIFUL Group, Wide has gained the ability to use the group's credit standing to procure funds at a lower cost. Operating expenses are lower, too, because of economies of scale through the placement of orders with other group companies. In addition, Wide is using the group's sales expertise to raise its receivables and conduct more efficient sales activities. By using these advantages, Wide expects to generate higher earnings in the coming years.

In the year that ended in March 2005, Wide had receivables of ¥95,345 million at year-end, including ¥17,000 million of off-balance-sheet receivables that were securitized and sold, and operating revenue of ¥23,312 million. Credit costs were higher as it conformed to AIFUL Group standards for bad debt charge-offs and reserves, based on a conservative assessment of receivables. These expenses were offset by lower interest expenses as an AIFUL Group member and improvements in other expense items as operating efficiency was improved. This allowed Wide to report ordinary income of ¥1,692 million, well above the initial plan of ¥1,050 million.

Prior to its acquisition by AIFUL, Wide was unable to make significant investments in TV commercials and other advertising due to limited financial resources. As an AIFUL Group member, Wide is now raising awareness of its brand through TV commercials, the Internet, media that target women and other high-profile activities. Due in part to the benefits of advertising campaigns, Wide expects to raise receivables by 7.7% to ¥102,658 million during the year ending in March 2006 and increase operating revenue by 9.7% to ¥25,578 million. To hold down expenses, the company will continue to use low-cost funding sources. Results will also reflect a decline in credit costs because of the substantial expenses recorded last year to conform to AIFUL Group standards. Accordingly, Wide is forecasting a 325.4% increase in ordinary income to ¥7,197 million. Achieving this goal will enable Wide to play a big part in raising consolidated earnings in the March 2006 fiscal year.

Others

TCM. Co. Ltd. and Passkey Co., Ltd.

AIFUL purchased TCM. Co. Ltd., which is active mainly in Nagano Prefecture, in February 2005. This midsized consumer finance company became insolvent in February 2004. In April 2004, with the approval of the Tokyo District Court, AIFUL signed a sponsorship contract with the bankruptcy trustee of TCM. Work is now under way to restore TCM to financial health as quickly as possible. At the end of March 2005, TCM had receivables of ¥9,212 million.

Passkey Co., Ltd., which operates in Hokkaido, joined the AIFUL Group in March 2005. Passkey's results are not included in AIFUL's consolidated income statement for the year ended March 2005, but the consolidated balance sheet includes Passkey receivables of ¥8,342 million as of February 28, 2005. Both TCM and Passkey are leading consumer finance brands in their respective markets.

The AIFUL Group is dedicated to sustaining the steady growth in consumer finance business receivables, mainly at AIFUL, while making aggressive investments in other companies when the opportunities emerge in order to increase its market share.



MARKET DATA

INDUSTRY COMPARISONS

CONSOLIDATED OPERATING REVENUE AND ORDINARY INCOME AT JAPAN'S FOUR MAJOR CONSUMER FINANCE COMPANIES

(Billions of yen)



600
500
400
300
200
100
0
01
02
03
04
05
06(E)
Consolidated Operating Revenue
AIFUL
Promise
Takefuji
Acom
Consolidated Ordinary Income
AIFUL
Promise
Takefuji
Acom

NON-CONSOLIDATED OPERATING REVENUE AND ORDINARY INCOME AT JAPAN'S FOUR MAJOR CONSUMER FINANCE COMPANIES

(Billions of yen)



500
400
300
200
100
0
01
02
03
04
05
06(E)
Non-Consolidated Operating Revenue
AIFUL
Promise
Takefuji
Acom
Non-Consolidated Ordinary Income
AIFUL
Promise
Takefuji
Acom

CONSOLIDATED ROA AND ROE AT JAPAN'S FOUR MAJOR CONSUMER FINANCE COMPANIES

(%)



20
15
10
5
0
01
02
03
04
05
Consolidated ROA
AIFUL
Promise
Takefuji
Acom
Consolidated ROE
AIFUL
Promise
Takefuji
Acom

NON-CONSOLIDATED ROA AND ROE AT JAPAN'S FOUR MAJOR CONSUMER FINANCE COMPANIES

(%)



20
15
10
5
0
01
02
03
04
05
Non-Consolidated ROA
AIFUL
Promise
Takefuji
Acom
Non-Consolidated ROE
AIFUL
Promise
Takefuji
Acom

NUMBER OF NEW UNSECURED LOANS AT JAPAN'S FOUR MAJOR CONSUMER FINANCE COMPANIES


50,000
40,000
30,000
20,000
10,000
02
03
04
05
— AIFUL
— Promise
— Takefuji
— Acom

NON-CONSOLIDATED LOANS OUTSTANDING OF JAPANESE CONSUMER FINANCE COMPANIES

(Millions of yen)

	Company	Loans outstanding
1	Acom	1,601,733
2	Takefuji	1,568,725
3	**AIFUL**	**1,471,767**
4	Promise	1,326,794
5	CFJ	1,000,000
6	GE Consumer Finance	880,000
7	Sanyo Shinpan	419,663
8	ORIX Credit	300,000
9	SHINKI	211,828
10	Mobit	201,282
16	Wide	95,345
24	TRYTO	58,121
-	**TCM**	**9,212**
-	**Passkey**	**8,342**

(Calculated based on data from The Nikkei Financial Daily and data provided in financial releases of all companies)

NUMBER OF CARDHOLDERS AT JAPAN'S FOUR MAJOR *SHINPAN* COMPANIES

(Thousands)


15,000
10,000
5,000
0
02
03
04
05
LIFE
Nicos
Orico
JACCS

OPERATING REVENUE MARGIN AT JAPAN'S FOUR MAJOR *SHINPAN* COMPANIES

(%)


20
15
10
5
0
02
03
04
05
LIFE
Nicos
Orico
JACCS

THE AIFUL GROUP CSR FRAMEWORK

Dedicated to sustainable growth

Based on the corporate philosophy "Win the good favor of society," the AIFUL Group is committed to responding to the needs of all customers. For this purpose, activities are focused on becoming a comprehensive finance group that optimizes convenience for customers and has a reputation for innovative thinking and reliability. To translate the corporate philosophy into actions, all employees of the AIFUL Group must perform their work with an awareness of social obligations. With this in mind, the Group has a corporate governance framework, a compliance system and other components that provide the basis for achieving sustainable growth while serving as a responsible corporate citizen.

The diagram below presents the structure of AIFUL's corporate governance, information disclosure, business execution, administration, internal control and risk management systems.


SHAREHOLDERS' MEETING
INDEPENDENT ACCOUNTANT
Audits
BOARD OF DIRECTORS
(meets weekly, reaches decisions quickly)
DIRECTORS (term of one year)
BOARD OF CORPORATE AUDITORS
Audits
CORPORATE AUDITORS
4 individuals (including 3 external auditors)
BRAND PROJECT
Management Supervision
Reports
Discussions
COMPLIANCE COMMITTEE
Chairman: AIFUL representative director
Members: Includes an external attorneys
Compliance hotline
(internal reporting system)
Guidance Supervision
Information gathering
Internal audits
Support
Training
Guidance/Training
Feedback
HEAD OFFICE UNITS
MANAGEMENT PLANNING HEADQUARTERS
Group Management Section
COMPLIANCE OFFICE
INSPECTION DEPARTMENT
TRAINING DEPARTMENT
LEGAL DEPARTMENT CUSTOMER SERVICE CENTER
AUDITS AND COLLABORATION WITH GROUP COMPANIES
LOAN BUSINESS HEADQUARTERS
LOAN BUSINESS DEPARTMENT
BRANCH OFFICE GROUP
BRANCH
INVESTORS AND OTHERS
Opinions of investors and others
INVESTOR RELATIONS OFFICE
Timely disclosure of information/Provision of materials
PUBLIC RELATIONS DEPARTMENT
Fund procurement
FINANCE HEADQUARTERS
Information/Collaboration
Replies
Consultations
Participation/Advice
EXTERNAL ATTORNEYS
Questions/Consultations/Complaints
CUSTOMERS
Audits
GROUP COMPANIES
DIRECTORS OF GROUP COMPANIES
Audits
CORPORATE AUDITORS OF GROUP COMPANIES

CORPORATE GOVERNANCE

AIFUL has four corporate auditors, three of whom are from outside the group, to supervise management of the company. The auditors attend weekly meetings of the Board of Directors, performing supervisory duties from an independent, neutral standpoint. The auditors also attend monthly meetings of the Compliance Committee, an advisory body to the Board of Directors, and work closely with the Inspection Department, the company's internal auditing unit, to maintain an effective preventive auditing system. Furthermore, AIFUL's corporate auditors, along with the corporate auditors of each group company, work with the company's Group Management Section and Inspection Department to provide a supervisory system for the management of group companies.

1. REMUNERATION FOR DIRECTORS AND CORPORATE AUDITORS

Remuneration for AIFUL directors and corporate auditors for the fiscal year that ended in March 2005 was as follows.

(Millions of yen)

Remuneration for directors (19 individuals)	380
Remuneration for corporate auditors (5 individuals)	61
Total	442

2. REMUNERATION FOR INDEPENDENT ACCOUNTANT

Remuneration for the AIFUL Group's independent accountant for the fiscal year that ended in March 2005 was as follows.

(Millions of yen)

Contractual payments for audit certification	70
Other payments	39
Total	109

COMPLIANCE

In April 2002, the Compliance Committee was established as an advisory body to the Board of Directors. At its monthly meetings, this committee examines risk-related data, preventive measures involving risks, and employee training programs in line with committee policies, and takes other actions to enhance the company-wide compliance system. The AIFUL Group Ethical Guidelines have been prepared and distributed to all employees. For some time, the group has had a hotline to the Personnel Division and Inspection Department for reporting violations of ethics and providing advice. In addition, a Customer Service Center has been set up within the Legal Department, providing quick responses to questions and complaints from customers. Furthermore, the center provides guidance and training to sales departments, works closely with the Compliance Committee to enhance customer satisfaction and builds a more powerful legal compliance system. In June 2003, a compliance hotline was set up and internal rules for reporting compliance violations were established in order to prevent the occurrence of violations of laws, regulations and internal rules.

RISK MANAGEMENT AND HANDLING OF PERSONAL INFORMATION

The Risk Management Committee, which is part of the Management Planning Headquarters, takes the lead in gathering information on existing and potential risks at the company. The committee works with the Investor Relations Office, Public Relations Department, Legal Department and other units to maintain a crisis management system. To prepare for the April 1, 2005 full enforcement of Japan's Personal Information Protection Law, AIFUL started a personal information protection project in April 2004. This project conducted a comprehensive review of safety management systems, from the standpoints of personnel, the organization and technology, for the purpose of ensuring the proper handling of personal information and preventing unauthorized access to this information.

AIFUL has established an action plan to be prepared for the occurrence of problems associated with personal information or corporate information. In addition, an information contingency plan has been established. Primarily the responsibility of the Information Management Office within the Management Planning Headquarters, this plan provides for quick and appropriate responses in the event of an emergency.

CORPORATE CITIZENSHIP

Based on the corporate philosophy "Win the good favor of society," the AIFUL Group sponsors and supports many activities, with a particular focus on sporting events. Among the best known events are the AIFUL Cup Golf Tournament, the LIFE Card Women's Golf Tournament, and the All-Japan University Women's Invitational Relay Race. LIFE issues charity cards in which a portion of purchases is directed to a number of charities run by volunteers. In June 2005, LIFE issued the TRX Card, which directs donations to a nature conservancy group, further increasing its support for non-profit organizations.



BOARD OF DIRECTORS

AIFUL CORPORATION (As of June 24, 2005)

President and CEO
Yoshitaka Fukuda

Senior Managing Director and Representative Director
Taichi Kawakita

Senior Managing Directors
Katsuhide Horiba
Sadatoshi Kobayashi

Managing Director
Shintaro Hashima

Directors
Yasutaka Fukuda
Yoshimasa Nishimura
Koji Imada
Takashi Koumoto
Masami Munetake
Yasuo Yanagibashi
Masayuki Sato
Hiroshi Abe
Kazumitsu Oishi
Tsuneo Sakai
Kazuyoshi Wakamatsu

Standing Corporate Auditors
Masanobu Hidaka
Yoshitaka Ebisuzaki
Yasuo Hotta

Corporate Auditor
Yoshinobu Azuma

LIFE Co., Ltd. (As of June 24, 2005)

Chairman
Yoshitaka Fukuda

Vice-Chairman
Makoto Iwai

President
Kazuyuki Isono

Senior Managing Directors
Masayuki Sato
Gen Hashimoto

Managing Director
Syouichiro Nakata

Directors
Tetsuya Goto
Toshiki Yamanishi
Seiji Yamada
Toshihiko Nakamoto
Katsuhide Horiba
Hiroshi Abe

Standing Corporate Auditor
Tadashige Horioka

Corporate Auditors
Yoshitaka Ebisuzaki
Keiji Kimoto
Minoru Shimamura

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTENTS

Note: Figures in the financial section are based on audited English-language statements. Figures in the feature section and review of operations are based on Japanese financial statements. Due to certain reclassifications, some figures and items do not match.

SIX-YEAR SUMMARY

AIFUL Corporation and Consolidated Subsidiaries Years ended March 31	2000	2001	2002
FOR THE YEAR:			
Total income	239,200	281,719	400,014
Total expenses	154,490	189,145	338,166
Credit costs	40,307	59,194	42,576
Income before income taxes and minority interests	84,710	92,574	61,848
Income taxes	42,399	44,371	27,385
Deferred income taxes	1,793	(1,833)	(8,908)
Net income	44,104	48,253	35,064
AT YEAR-END:			
Loans	1,001,080	1,261,042	1,482,796
Bad debts	57,668	79,913	94,854
Loans in legal bankruptcy	16,299	13,071	16,457
Nonaccrual loans	15,797	25,644	28,723
Accruing loans contractually past due three months or more as to principal or interest payments	5,251	7,196	11,945
Restructured loans	20,321	34,002	37,729
Total assets	1,182,468	1,865,537	2,029,634
Allowance for bad debts	56,720	98,395	109,337
Total liabilities	929,565	1,557,838	1,604,780
Interest-bearing debt	892,169	1,239,265	1,344,273
Minority interests	–	1,149	3,511
Total shareholders' equity	252,903	306,550	421,343
PER SHARE DATA (YEN):			
Net income	349.38	379.54	260.00
Net income – diluted	–	–	–
Total shareholders' equity	2,003.48	2,407.83	3,015.34
Cash dividends	60	50	50
RATIO (%):			
Shareholders' equity ratio	21.4	16.4	20.7
ROE	19.3	15.7	9.6
ROA	4.0	2.6	1.8
OTHER DATA:			
Number of shares outstanding at year-end	56,103,000	84,876,000	93,376,000
Number of employees at year-end	3,263	5,750	5,810

We started compiling our financial statements on a consolidated basis starting the fiscal year ended March 31, 2001.
Thus, figures for prior years are provided only on a non-consolidated basis.

(Reference)	2000	2001	2002
Operating Revenue	238,532	280,656	397,162
Ordinary Income	85,009	103,533	105,067

(Millions of yen)

2003	2004	2005
451,168	479,473	520,737
343,715	375,659	391,295
138,479	157,349	155,466
107,453	103,814	129,442
47,426	41,016	53,015
(10,129)	(5,158)	11,990
59,911	62,548	75,723
1,670,782	1,786,940	1,995,622
120,399	149,826	175,136
20,830	28,637	31,020
39,897	52,452	60,283
16,503	17,820	21,049
43,169	50,917	62,784
2,282,113	2,332,761	2,574,286
132,130	145,757	159,483
1,792,093	1,780,575	1,951,548
1,504,969	1,513,812	1,673,458
4,029	4,682	5,385
485,991	547,504	617,353
425.06	440.65	533.57
–	–	533.53
3,428.97	3,863.06	4,358.69
60	60	60
21.3	23.5	24.0
13.2	12.1	13.0
2.8	2.7	3.1
94,690,000	94,690,000	142,035,000
6,123	5,969	6,510

(Millions of yen)

2003	2004	2005
449,458	473,458	518,416
111,797	112,446	135,294

Notes

1. On May 20, 1999, each common, par value share held as of March 31, 1999, was split into 1.2 shares according to the provisions of Article 218 of the Japanese Commercial Code. As a result, the outstanding stock volume increased by 9,350,500 shares. Net income per share for the fiscal year through March 2000 was calculated as if the stock split had been implemented at the beginning of the term.
2. On May 22, 2000, each common, par value share held as of March 31, 2000, was split into 1.5 shares according to the provisions of Article 218 of the Japanese Commercial Code. As a result, the outstanding stock volume increased by 28,051,500 shares. Net income per share for the fiscal year through March 2001 was calculated as if the stock split had been implemented at the beginning of the term.
3. On June 1, 2000, 721,500 new shares were issued through an exchange of shares agreement concluded with Sinwa Co., Ltd.
4. On August 25, 2001, 3,500,000 new shares were issued through a domestic public offering, while 5,000,000 new shares were issued through an overseas public offering, primarily in Europe.
5. On October 1, 2002, 1,314,000 new shares were issued through an exchange of shares agreement concluded with City Green Corporation in connection with the October 2002 acquisition of City's, a small business loan company.
6. Starting in 2003, shareholders' equity per share, net income per share, and diluted net income per share were calculated based on the Accounting Standard for Earnings Per Share (Accounting Standard No. 2) and the Implementation Guidance for Accounting Standard for Earnings Per Share (Implementation Guidance for Accounting Standard No. 4).
7. On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares according to the provisions of Article 218 of the Japanese Commercial Code. As a result, the outstanding stock volume increased by 47,345,000 shares.
8. Net income and total shareholders' equity per share for all the fiscal years shown in the table through March 2005 were calculated as if the May 23, 2005 stock split (See Note. 7) had been implemented at the beginning of the term.

FINANCIAL DATA

AIFUL GROUP

TOTAL RECEIVABLES OUTSTANDING


(Millions of yen)
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
01 02 03 04 05
Unsecured
Home Equity
Small Business
Credit Card Shopping Loans
Per-item Shopping Loans
Loan Guarantees

(Millions of yen)

	2001	2002	2003	2004	2005
Total Receivables Outstanding	1,821,875	2,002,499	2,210,889	2,298,444	**2,522,579**
Loans	1,407,636	1,635,954	1,833,702	1,907,655	**2,095,202**
Unsecured	1,167,837	1,332,218	1,442,980	1,477,430	**1,622,032**
Home Equity	227,601	278,893	325,437	346,183	**352,214**
Small Business	12,198	24,843	65,285	84,042	**120,956**
Credit Card Shopping Loans	63,490	61,687	64,117	71,528	**79,623**
Per-item Shopping Loans	165,970	164,715	184,324	185,650	**206,348**
Loan Guaranteess	184,778	140,143	128,745	133,610	**141,407**

TOTAL INCOME / NET INCOME


(Millions of yen)
600,000
500,000
400,000
300,000
200,000
100,000
0
80,000
60,000
40,000
20,000
0
01 02 03 04 05
Interest on Loans
Credit Card Shopping Loans
Per-item Shopping Loans
Loan Guarantees
Other
Net Income

(Millions of yen)

	2001	2002	2003	2004	2005
Total Income	281,719	400,014	451,168	479,473	**520,737**
Interest on Loans	272,237	359,318	406,484	429,513	**466,430**
Unsecured	234,374	311,910	348,887	358,142	**387,839**
Home Equity	34,974	43,150	47,650	55,022	**56,531**
Small Business	2,888	4,257	9,945	16,348	**22,059**
Credit Card Shopping Loans	–	6,742	7,878	8,140	**9,091**
Per-item Shopping Loans	–	10,353	15,179	15,508	**17,201**
Loan Guarantees	–	4,076	4,133	5,562	**7,088**
Other	9,482	19,525	17,494	20,750	**20,927**
Net Income	48,253	35,064	59,911	62,548	**75,723**

TOTAL ASSETS / ROA


(Millions of yen / %)
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
4
3
2
1
0
01 02 03 04 05
Total Assets
ROA

(Millions of yen / %)

	2001	2002	2003	2004	2005
Total Assets	1,865,537	2,029,634	2,282,113	2,332,761	**2,574,286**
ROA (%)	2.6	1.8	2.8	2.7	**3.1**

ROA=Net Income / Total Assets (average) x 100 (%)

SHAREHOLDERS' EQUITY / ROE


(Millions of yen / %)
800,000
600,000
400,000
200,000
0
20
15
10
5
0
01 02 03 04 05
Shareholders' Equity
ROE

(Millions of yen / %)

	2001	2002	2003	2004	2005
Shareholders' Equity	306,550	421,343	485,991	547,504	**617,353**
ROE (%)	15.7	9.6	13.2	12.1	**13.0**

ROE=Net Income / Shareholders' Equity (average) x 100 (%)

AVERAGE RATE OF BORROWINGS


(%)
3
2
1
01 02 03 04 05
Average Rate of Borrowings
Indirect
Direct

(%)

	2001	2002	2003	2004	2005
Average Rate of Borrowings	2.75	2.04	1.78	1.72	**1.60**
Indirect	2.62	2.52	1.97	1.86	**1.68**
Direct	2.91	1.54	1.57	1.55	**1.48**
Long-Term Prime Rate (reference)	1.90	2.30	1.50	1.65	**1.65**
Share of Indirect	53.7	51.8	53.5	56.2	**60.2**
Share of Direct	46.3	48.2	46.5	43.8	**39.8**

NUMBER OF CUSTOMER ACCOUNTS


(Thousands)
4,000
3,000
2,000
1,000
0
01 02 03 04 05
Unsecured
Home Equity
Small Business

(Thousands)

	2001	2002	2003	2004	2005
Number of Customer Accounts	3,043	3,336	3,521	3,520	**3,796**
Unsecured	2,971	3,241	3,389	3,366	**3,618**
Home Equity	61	75	87	94	**99**
Small Business	10	19	45	59	**77**
Credit Card Holders	7,598	8,835	9,837	11,051	**11,967**
Per-item Shopping Loans Accounts	633	645	697	740	**809**

AIFUL

LOANS OUTSTANDING

(Millions of yen)



1,500,000
1,200,000
900,000
600,000
300,000
0
01 02 03 04 05
Unsecured
Home Equity
Small Business

(Millions of yen)

	2001	2002	2003	2004	2005
Loans Outstanding	1,159,734	1,313,690	1,413,340	1,451,638	**1,471,767**
Unsecured	921,891	1,019,293	1,068,151	1,081,058	**1,093,663**
Home Equity	225,645	277,671	322,840	342,637	**345,180**
Small Business	12,198	16,726	22,349	27,943	**32,924**

TOTAL INCOME / NET INCOME

(Millions of yen)



400,000
300,000
200,000
100,000
0
100,000
75,000
50,000
25,000
0
01 02 03 04 05
Unsecured
Home Equity
Small Business
Other
Net Income

(Millions of yen)

	2001	2002	2003	2004	2005
Total Income	272,553	311,843	330,147	340,224	**347,157**
Interest on Loans	262,580	296,034	315,600	326,979	**330,529**
Unsecured	224,718	249,088	263,262	265,959	**266,930**
Home Equity	34,974	43,054	47,483	54,663	**55,875**
Small Business	2,888	3,891	4,854	6,355	**7,722**
Other	9,973	15,809	14,547	13,245	**16,628**
Net Income	48,512	38,349	55,318	53,086	**67,301**

TOTAL ASSETS / ROA

(Millions of yen / %)



2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
4
3
2
1
0
01 02 03 04 05
Total Assets
ROA

(Millions of yen / %)

	2001	2002	2003	2004	2005
Total Assets	1,586,410	1,740,868	1,906,212	1,870,076	**2,033,547**
ROA (%)	3.5	2.3	3.0	2.8	**3.4**

TOTAL SHAREHOLDERS' EQUITY / ROE

(Millions of yen / %)



600,000
500,000
400,000
300,000
200,000
100,000
0
20
15
10
5
0
01 02 03 04 05
Total Shareholders' Equity
ROE

(Millions of yen / %)

	2001	2002	2003	2004	2005
Total Shareholders' Equity	302,601	420,493	470,834	522,905	**584,308**
ROE (%)	17.5	10.6	12.4	10.7	**12.2**

AVERAGE INTEREST RATIO

(%)



30
20
10
0
01 02 03 04 05
Average Interest Ratio
Unsecured
Home Equity
Small Business

(%)

	2001	2002	2003	2004	2005
Average Interest Ratio	24.3	23.9	23.2	22.8	22.6
Unsecured	26.0	25.7	25.2	24.8	24.6
Home Equity	17.2	17.1	15.8	16.4	16.3
Small Business	25.7	26.9	24.8	25.3	25.4

NUMBER OF CUSTOMER ACCOUNTS

(Thousands)



2,500
2,000
1,500
1,000
500
0
01 02 03 04 05
Unsecured
Home Equity
Small Business

(Thousands)

	2001	2002	2003	2004	2005
Number of Customer Accounts	2,121	2,244	2,284	2,246	2,214
Unsecured	2,050	2,155	2,180	2,131	2,091
Home Equity	60	75	87	93	98
Small Business	10	13	17	21	24

NEW ACCOUNTS

(Accounts)



500,000
400,000
300,000
200,000
100,000
0
01 02 03 04 05
Unsecured
Home Equity
Small Business

(Accounts)

	2001	2002	2003	2004	2005
New Accounts	479,903	496,065	440,254	388,036	376,024
Unsecured	453,437	462,436	405,275	355,619	343,536
Home Equity	22,403	27,307	27,542	24,222	23,405
Small Business	4,063	6,322	7,437	8,195	9,083

BAD DEBT CHARGE-OFFS / RATIO OF BAD DEBT CHARGE-OFFS

(Millions of yen / %)



100,000
80,000
60,000
40,000
20,000
0
8
6
4
2
0
01 02 03 04 05
Bad Debt Charge-offs
Ratio of Bad Debt Charge-offs

(Millions of yen / %)

	2001	2002	2003	2004	2005
Bad Debt Charge-offs	40,793	53,880	78,986	97,458	96,224
Unsecured	37,944	49,517	71,968	86,507	83,436
Home Equity	2,399	3,925	6,313	9,612	10,800
Small Business	449	437	704	1,339	1,987
Ratio of Bad Debt Charge-offs (%)	3.52	4.10	5.59	6.71	6.54
Unsecured	4.12	4.86	6.74	8.00	7.63
Home Equity	1.06	1.41	1.96	2.81	3.13
Small Business	3.68	2.62	3.15	4.79	6.04

LIFE (MANAGED ASSET BASIS)

TOTAL RECEIVABLES OUTSTANDING

(Millions of yen)



800,000
600,000
400,000
200,000
0
01 02 03 04 05
Installment Receivables
Loans (Cash Advance)
Loan Guarantees

(Millions of yen)

	2001	2002	2003	2004	2005
Total Receivables Outstanding	606,313	612,509	676,093	702,202	751,553
Installment Receivables	225,376	224,213	247,494	256,773	285,867
Loans (Cash Advance)	196,559	250,903	310,749	339,137	357,459
Loan Guarantees	184,378	137,392	117,849	106,290	98,226

OPERATING REVENUE / NET INCOME

(Millions of yen)



150,000
100,000
50,000
0
20,000
15,000
10,000
5,000
0
01 02 03 04 05
Installment Receivables
Loans (Cash Advance)
Loan Guarantees
Other
Net Income

(Millions of yen)

	2001	2002	2003	2004	2005
Operating Revenue	–	79,824	103,880	113,738	123,881
Installment Receivables	–	19,020	23,566	24,415	26,870
Loans (Cash Advance)	–	51,387	69,578	78,815	84,919
Loan Guarantees	–	3,992	3,622	3,842	4,044
Other	–	5,424	7,113	6,664	8,045
Net Income	–	10,908	9,149	16,131	10,679

TOTAL ASSETS / ROA

(Millions of yen / %)



750,000
600,000
450,000
300,000
150,000
0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
01 02 03 04 05
Total Assets
ROA

(Millions of yen / %)

	2001	2002	2003	2004	2005
Total Assets	405,314	441,799	496,781	559,273	644,116
ROA (%)	–	2.6	2.0	3.1	1.8

TOTAL SHAREHOLDERS' EQUITY / ROE

(Millions of yen / %)



120,000
90,000
60,000
30,000
0
20
15
10
5
0
01 02 03 04 05
Total Shareholders' Equity
ROE

(Millions of yen / %)

	2001	2002	2003	2004	2005
Total Shareholders' Equity	70,142	81,094	90,284	106,486	117,163
ROE (%)	–	14.4	10.7	16.4	9.6

AVERAGE YIELD

(%)



30
20
10
0
01 02 03 04 05
Average Yield
Installment Receivables
Loans (Cash Advance)
Loan Guarantees

(%)

	2001	2002	2003	2004	2005
Average Yield	–	12.2	15.0	16.4	**16.9**
Installment Receivables	–	8.5	10.0	9.5	**9.8**
Loans (Cash Advance)	–	23.0	24.8	24.3	**24.0**
Loan Guarantees	–	2.5	2.8	3.4	**4.0**

PURCHASE RESULTS

(Millions of yen)



150,000
120,000
90,000
60,000
30,000
0
600,000
480,000
360,000
240,000
120,000
0
01 02 03 04 05
Per-item Shopping Loans
Credit Card

(Millions of yen)

	2001	2002	2003	2004	2005
Purchase Results					
Per-item Shopping Loans	67,156	104,531	125,246	118,131	**135,646**
Credit Card	370,077	425,446	503,448	543,507	**597,314**
Credit Card Shopping Loans	219,167	233,633	274,479	318,115	**373,130**
Credit Card Cashing Loans	150,909	191,813	228,968	225,392	**224,184**

NUMBER OF CARDHOLDERS

(Thousands)



12,000
10,000
8,000
6,000
4,000
2,000
0
01 02 03 04 05
LIFE Proper Card
Affinity Cards

(Thousands)

	2001	2002	2003	2004	2005
Number of Cardholders	7,483	8,716	9,834	11,032	**11,916**
LIFE Proper Card	847	1,387	1,509	1,625	**1,710**
Affinity Cards	6,636	7,328	8,324	9,406	**10,205**

BAD DEBT CHARGE-OFFS / RATIO OF BAD DEBT CHARGE-OFFS

(Millions of yen / %)



40,000
30,000
20,000
10,000
0
6
4
2
0
01 02 03 04 05
Bad Debt Charge-offs
Ratio of Bad Debt Charge-offs

(Millions of yen / %)

	2001	2002	2003	2004	2005
Bad Debt Charge-offs	–	24,161	30,190	35,566	**36,658**
Credit Card Shopping Loans	–	2,334	2,337	2,412	**2,115**
Credit Card Cashing Loans	–	5,833	8,688	12,823	**13,141**
Per-item Shopping Loans	–	5,308	5,229	6,067	**4,994**
LIFE Cash Plaza (unsecured loans)	–	3,949	6,432	10,570	**11,445**
Ratio of Bad Debt Charge-offs (%)	–	3.94	4.47	5.06	**4.88**
Credit Card Shopping Loans	–	3.79	3.65	3.37	**2.66**
Credit Card Cashing Loans	–	3.64	4.52	6.32	**6.28**
Per-item Shopping Loans	–	3.62	3.06	3.45	**2.53**
LIFE Cash Plaza (unsecured loans)	–	4.41	5.47	7.80	**7.26**

BUSINEXT

LOANS OUTSTANDING

(Millions of yen)



50,000
40,000
30,000
20,000
10,000
0
02
03
04
05

(Millions of yen)

	2002	2003	2004	2005
Loans Outstanding	8,116	15,397	27,591	47,622

OPERATING REVENUE / NET INCOME

(Millions of yen)



Operating Revenue
Net Income
6,000
4,500
3,000
1,500
0
-1,500
-3,000
02
03
04
05

(Millions of yen)

	2002	2003	2004	2005
Operating Revenue	366	1,749	3,014	5,445
Net income	−2,600	−601	−1,036	601

NUMBER OF CUSTOMER ACCOUNTS / LOANS OUTSTANDING PER ACCOUNT

(Thousands / Thousands of yen)



Number of Customer Accounts
Loans Outstanding Per Account
40
30
20
10
0
2,000
1,500
1,000
500
0
02
03
04
05

(Thousands / Thousands of yen)

	2002	2003	2004	2005
Number of Customer Accounts	5	12	22	32
Loans Outstanding Per Account	1,449	1,194	1,203	1,455

NEW ACCOUNTS

(Thousands)



15
10
5
0
02
03
04
05

(Thousands)

	2002	2003	2004	2005
New Accounts	4	8	12	13

AVERAGE INTEREST RATE

(%)



20
16
12
8
4
0
02
03
04
05

(%)

	2002	2003	2004	2005
Average Interest Rate	15.5	15.4	15.3	15.1

RATIO OF BAD DEBT CHARGE-OFFS

(%)



4
3
2
1
0
02
03
04
05

(%)

	2002	2003	2004	2005
Ratio of Bad Debt Charge-offs	1.1	2.6	3.6	3.3

CITY'S

LOANS OUTSTANDING

(Millions of yen)



50,000
40,000
30,000
20,000
10,000
0
03
04
05

(Millions of yen)

	2003	2004	2005
Loans Outstanding	29,176	31,214	45,673

OPERATING REVENUE / NET INCOME

(Millions of yen)



Operating Revenue
Net Income
10,000
8,000
6,000
4,000
2,000
0
-2,000
03
04
05

(Millions of yen)

	2003	2004	2005
Operating Revenue	3,470	7,414	9,579
Net Income	−299	1,535	1,494

NUMBER OF CUSTOMER ACCOUNTS / LOANS OUTSTANDING PER ACCOUNT

(Thousands / Thousands of yen)



Number of Customer Accounts
Loans Outstanding Per Account
25
20
15
10
5
0
2,500
2,000
1,500
1,000
500
0
03
04
05

(Thousands / Thousands of yen)

	2003	2004	2005
Number of Customer Accounts	15	15	21
Loans Outstanding Per Account	1,908	2,014	2,163

NEW ACCOUNTS

(Thousands)



10
8
6
4
2
0
03
04
05

(Thousands)

	2003	2004	2005
New Accounts	2	4	9

AVERAGE INTEREST RATE

(%)



30
24
18
12
6
0
03
04
05

(%)

	2003	2004	2005
Average Interest Rate	28.1	27.4	27.2

RATIO OF BAD DEBT CHARGE-OFFS

(%)



6
5
4
3
2
1
0
03
04
05

(%)

	2003	2004	2005
Ratio of Bad Debt Charge-offs	5.0	1.6	1.6

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS OF OPERATIONS

As of March 31, 2005, the outstanding amount of loans at AIFUL and its 10 consolidated subsidiaries totaled ¥2,095,202 million (US$19,581 million), an increase of ¥187,546 million, or 9.8%, compared with one year earlier. In addition to steady growth in loans at AIFUL, growth continued in the balance of loans extended by LIFE through credit card cash advances and at its Cash Plaza (unsecured loans) operations. BUSINEXT and City's, which extend loans to small businesses, both posted sharp growth in outstanding loans. This increase was also the result of the inclusion of loans totaling ¥95,345 million (US$891 million) at Wide Corporation, a consumer finance company that became a consolidated subsidiary in June 2004, and loans totaling ¥9,212 million (US$86 million) at TCM. Co. Ltd., a company undergoing bankruptcy proceedings that became a consolidated subsidiary in February 2005.

Unsecured loans increased ¥144,602 million, or 9.8%, to ¥1,622,032 million (US$15,159 million), home equity loans (secured loans) increased ¥6,030 million, or 1.7%, to ¥352,214 million (US$3,292 million), and small business loans increased ¥36,913 million, or 43.9%, to ¥120,956 million (US$1,130 million). Installment accounts receivable, mainly representing purchases using credit cards and per-item credit, increased ¥29,297 million, or 11.8%, to ¥276,849 million (US$2,587 million). Loan guarantees increased ¥7,797 million, or 5.8%, to ¥141,407 million (US$1,322 million), and other receivables increased ¥283 million, or 2.8%, to ¥10,489 million (US$98 million). The above figures include ¥184,027 million (US$1,720 million) of receivables, the total of ¥99,580 million (US$931 million) of loans and ¥84,447 million (US$789 million) of installment accounts receivable, that are not on the balance sheet because of their securitization and sale.

EARNINGS AND EXPENSES

In fiscal 2004, the year ended March 31, 2005, total income increased ¥41,264 million, or 8.6%, to ¥520,737 million (US$4,867 million). Interest on loans increased 8.6% to ¥466,430 million (US$4,359 million), or 89.6% of total income. Interest on credit card shopping loans increased 11.7% to ¥9,091 million (US$85 million), which was 1.7% of total income, interest on per-item shopping loans increased 10.9% to ¥17,201 million (US$161 million), which was 3.3% of total income, and interest on loan guarantees increased 27.4% to ¥7,088 million (US$66 million), which was 1.4% of total income, and other income increased 28.4% to ¥12,464 million (US$116 million), which was 2.4% of total income.

The growth in total income was attributable in part to an increase of ¥3,550 million, or 1.1%, in interest on loans at AIFUL to ¥330,529 million (US$3,089 million) and an increase of ¥10,396 million, or 9.3%, in operating revenue at LIFE to ¥121,972 million (US$1,140 million). Growth in operating revenue at LIFE was the result of increases of ¥6,728 million, or 8.8%, to ¥83,613 million (US$781 million) in interest on loans and ¥2,674 million, or 11.3%, in installment income to ¥26,267 million (US$245 million). Small business loans made a significant contribution to growth in total income. Interest on loans increased ¥2,424 million, or 80.8%, to ¥5,426 million (US$51 million) at BUSINEXT and ¥2,105 million, or 28.8%, to ¥9,413 million (US$88 million) at City's. The results of Wide, which became a consolidated subsidiary in June 2004, have been consolidated from April 2004. Because of this, Wide contributed ¥23,312 million (US$218 million) to total income.

Total expenses increased ¥15,636 million, or 4.2%, to ¥391,295 million (US$3,657 million). Credit costs and provision for allowance for bad debts, advances to an unconsolidated subsidiary and claims in bankruptcy decreased ¥1,883 million, or 1.2%, to ¥155,466 million (US$1,453 million). The decline in these credit costs was mainly due to a recovery

TOTAL RECEIVABLES OUTSTANDING
(Millions of yen)



3,000,000
2,000,000
1,000,000
0
01 02 03 04 05

TOTAL INCOME / TOTAL EXPENSES
(Millions of yen)



600,000
400,000
200,000
0
01 02 03 04 05
Total Income
Total Expenses

NET INCOME / ROE
(Millions of yen / %)



80,000
60,000
40,000
20,000
0
20
15
10
5
0
01 02 03 04 05
Net Income
ROE

in Japan's GDP and other economic statistics, a downturn in the unemployment rate, and a 12.8% decrease in fiscal 2004 personal bankruptcies in Japan to 211 thousand. The decline in credit costs was limited, however, by the inclusion of credit costs totaling ¥10,169 million (US$95 million) at newly acquired subsidiary Wide. The March 2004 acquisition of New Frontier Partners resulted in the inclusion of ¥357 million as cost of operational investment securities.

Due to these items, income before income taxes and minority interests increased ¥25,628 million, or 24.7%, to ¥129,442 million (US$1,210 million). AIFUL was thus the only member of Japan's consumer finance industry to achieve growth in total income and earnings in fiscal 2004, just as in fiscal 2003.

Income taxes increased ¥11,999 million, or 29.3%, to ¥53,015 million (US$495 million). Minority interests in net income increased ¥454 million, or 181.6%, to ¥704 million (US$7 million), primarily the result of the first fiscal year profit at BUSINEXT since this company was established in 2001.

In December 2004, the family ownership was reduced to raise the liquidity of AIFUL shares. This action meant that the retained earnings tax on closely held companies was no longer applicable to AIFUL Corporation (non-consolidated). This change, along with growth in pretax earnings, resulted in an increase of ¥13,175 million, or 21.1%, in net income to ¥75,723 million (US$708 million). The ROA increased from 2.7% to 3.1% and the ROE increased from 12.1% to 13.0%.

Basic net income per common share increased from ¥440.65 to ¥533.57 (US$4.99). Both figures reflect the 1-to-1.5 stock split that was conducted on May 23, 2005 for shareholders of record on March 31, 2005. Diluted net income per common share was ¥533.53 ($4.99).



EPS
(Yen)
600
400
200
0
01
02
03
04
05

SEGMENT INFORMATION (MANAGED ASSETS BASIS)

Please refer to the discussion of operating results by group company for information on operating results of individual companies.

TOTAL RECEIVABLES OUTSTANDING

(Millions of yen)

	2004	2005	% of change
Unsecured loans	1,477,430	1,622,032	9.8%
Home equity loans	346,183	352,214	1.7%
Small business loans	84,042	120,956	43.9%
Credit card shopping loans	71,528	79,623	11.3%
Per-item shopping loans	185,650	206,348	11.1%
Loan guarantees	133,610	141,407	5.8%

INCOME

(Millions of yen)

	2004	2005	% of change
Unsecured loans	358,142	387,839	8.3%
Home equity loans	55,022	56,531	2.7%
Small business loans	16,348	22,059	34.9%
Credit card shopping loans	8,140	9,091	11.7%
Per-item shopping loans	15,508	17,201	10.9%
Loan guarantees	5,562	7,088	27.4%

Unsecured loans

Consolidated unsecured loans represent loans at AIFUL, the credit card cash advances and Cash Plaza operations of LIFE, the unsecured loans of TRYTO CORPORATION, which was formed through the April 2004 merger of Happy Credit Corporation, Sinwa Co., Ltd. and Sanyo Shinpan Co., Ltd., and the unsecured loans of Wide, which was acquired in June 2004, and TCM, which was acquired in February 2005.

Outstanding unsecured loans increased ¥144,602 million, or 9.8%, to ¥1,622,032 million (US$15,159 million). This was mainly attributable to an increase in the average loan per account at AIFUL, an increase in the number of accounts at LIFE, and the acquisitions of Wide and TCM. The interest rate on unsecured loans increased 0.5 of a percentage point to 25.1%. Interest on unsecured loans increased ¥29,696 million, or 8.3%, to ¥387,839 million (US$3,625 million).

Home equity loans

These loans mainly represent the home equity loan business of AIFUL. LIFE, BUSINEXT and City's have started selling home equity loans to establish a marketing framework capable of targeting a broad spectrum of customer segments.

Home equity loans increased ¥6,030 million, or 1.7%, to ¥352,214 million (US$3,292 million). This was primarily the result of steady growth in the balance of loans at AIFUL and the contributions of subsidiaries. The interest rate on home equity loans decreased 0.2 of a percentage point to 16.2% and interest income increased ¥1,509 million, or 2.7%, to ¥56,531 million (US$528 million).

Small business loans

Small business loans are extended by BUSINEXT and City's, which specialize in this business, and by AIFUL.

Outstanding loans increased ¥36,913 million, or 43.9%, to ¥120,956 million (US$1,130 million). There was substantial growth in loans at BUSINEXT, which began using a new scoring system, and at City's, which started opening offices in eastern Japan. AIFUL also recorded an increase in business loans. The interest rate on these loans decreased 0.4 of a percentage point to 21.5% and interest income increased ¥5,711 million, or 34.9%, to ¥22,059 million (US$206 million).

Credit card shopping loans

Credit card shopping loans mainly represent the credit card business of LIFE. During fiscal 2004, LIFE achieved an increase of 910 thousand, or 8.3%, to 11.96 million in the active account of cardholders.

Outstanding loans increased ¥8,094 million, or 11.3%, to ¥79,623 million (US$744 million) because of growth in the number of cardholders. The interest rate on credit card shopping loans decreased 0.1 of a percentage point to 12.3% and interest income increased ¥950 million, or 11.7%, to ¥9,091 million (US$85 million).

Per-item shopping loans

LIFE accounts for most of consolidated per-item shopping loans. The shopping loan market is shrinking as *shinpan* companies withdraw from this business. However, LIFE continues to take actions aimed at growth because of the potential for capturing a greater market share.

Outstanding loans increased ¥20,697 million, or 11.1%, to ¥206,348 million (US$1,928 million) due to an increase in the number of customer accounts as LIFE formed credit agreements with more retailers. The interest rate on per-item shopping loans increased 0.3 of a percentage point to 9.0% and interest income increased ¥1,692 million, or 10.9%, to ¥17,201 million (US$161 million).

Loan guarantees

Consolidated loan guarantees represent the loan guarantees businesses of AIFUL and LIFE.

The volume of loans guaranteed increased ¥7,797 million, or 5.8%, to ¥141,407 million (US$1,322 million). Guarantees at AIFUL increased ¥15,862 million, or 58.1%, to ¥43,180 million (US$404 million) and guarantees of consumer loans increased ¥9,309 million, or 35.9%, to ¥35,267 million (US$330 million). The number of consumer loan guarantees agreements with banks increased by nine to 41. In addition, guarantees of small business loans increased ¥6,553 million, or 482.6%, to ¥7,912 million (US$74 million) and the number of small business loan guarantee agreements with banks increased by 25 to 32. At LIFE, the balance of loan guarantees decreased ¥2,614 million, or 3.8%, to ¥65,305 million (US$610 million) as this company continued to discontinue low-margin bank loan guarantees while increasing the number of more profitable agreements. The interest rate improved 0.9 of a percentage point to 5.2%. Loan guarantees fees increased ¥1,525 million, or 27.4%, to ¥7,088 million (US$66 million).

NET INTEREST MARGIN

The net interest margin increased 0.8 of a percentage point to 5.8%. This was mainly the result of the profitability of all group companies and a decline in credit costs.

NET MARGIN

(%)

	2003	2004	2005
Interest on loans	21.4	21.1	**22.4**
Fund procurement	1.9	1.8	**1.8**
Credit costs (including reserves)	6.4	7.0	**6.7**
Other expenses	7.6	7.3	**8.1**
Net margin	5.5	5.0	**5.8**

FINANCIAL POSITION

Total assets as of March 31, 2005 were ¥2,574,286 million (US$24,059 million), ¥241,525 million, or 10.4%, higher than one year earlier.

Current assets increased ¥247,051 million, or 11.4%, to ¥2,411,120 million (US$22,534 million). Much of this increase was due to a ¥208,682 million, or 11.7%, increase in loans to ¥1,995,622 million (US$18,651 million). This includes loans of ¥78,345 million (US$732 million) at Wide, which was acquired in June 2004, and ¥9,212 million (US$86 million) in loans at TCM, which was acquired in February 2005. In addition, growth in loans continued at other group companies. Loans at AIFUL increased 1.4% to ¥1,471,767 million (US$13,755 million), loans at LIFE increased 30.4% to ¥284,879 million (US$2,662 million), and loans at BUSINEXT increased 72.6% to ¥47,622 million (US$445 million), and loans at City's increased 46.3% to ¥45,673 million (US$427 million). Installment accounts receivable increased ¥38,117 million, or 24.7%, to ¥192,402 million (US$1,798 million), the result of growth in credit card shopping and per-item shopping loan receivables at LIFE. Aggressive marketing initiatives to expand bank loan guarantees resulted in an increase of ¥7,797 million, or 5.8%, in loan guarantees to ¥141,407 million (US$1,322 million).

Property and equipment increased ¥2,773 million, or 6.1%, to ¥48,252 million (US$451 million). Investments and other assets decreased ¥8,299 million, or 6.7%, to ¥114,914 million (US$1,074 million). Investment securities increased ¥5,400 million, or 28.9%, to ¥24,116 million (US$225 million) and claims in bankruptcy increased ¥4,875 million, or 20.6%, to ¥28,536 million (US$267 million). These increases were offset by a ¥10,494 million, or 71.0%, decrease in deferred tax assets to ¥4,288 million (US$40 million) and other items.

Current liabilities increased ¥55,533 million, or 6.9%, to ¥858,865 million (US$8,027 million) and long-term liabilities increased ¥115,440 million, or 11.8%, to ¥1,092,683 million (US$10,212 million). As a result, total liabilities increased ¥170,973 million, or 9.6%, to ¥1,951,548 million (US$18,239 million). To fund the growth in loans and installment accounts receivable at AIFUL, LIFE and other group companies, as well as the acquisitions of Wide and TCM, the sum of loans, commercial paper, bonds and other funds procured increased 10.5% to ¥1,673,458 million (US$15,640 million).

Shareholders' equity increased ¥69,849 million, or 12.8%, to ¥617,353 million (US$5,770 million), mainly a reflection of higher retained earnings. The equity ratio increased 0.5 of a percentage point from 23.5% to 24.0% as of March 31, 2005.

BAD DEBTS

Bad debt charge-offs increased ¥8,155 million, or 5.9%, to ¥145,327 million (US$1,358 million). The allowance for bad debt increased ¥13,726 million, or 9.4%, to ¥159,483 million (US$1,490 million).

The increases in bad debt charge-offs and the allowance for bad debts are the result of credit costs at Wide and TCM, which were acquired during the fiscal year that ended in March 2005, and to growth in receivables at LIFE and other group companies. The ratio of bad debt charge-offs declined by 0.21 of a percentage point from 5.97% to 5.76% mainly because of a decline in the number of personal bankruptcies in Japan.

(Millions of yen)

	2003	2004	2005
Bad debt charge-offs	114,485	137,172	**145,327**
Ratio of bad debt charge-offs (%)	5.18	5.97	**5.76**
Allowance for bad debts	132,130	145,757	**159,483**



TOTAL ASSETS / ROA
(Millions of yen / %)
3,000,000
2,000,000
1,000,000
0
4
3
2
1
0
01 02 03 04 05
Total Assets
ROA



SHAREHOLDERS' EQUITY / SHAREHOLDERS' EQUITY RATIO
(Millions of yen / %)
800,000
600,000
400,000
200,000
0
30
20
10
0
01 02 03 04 05
Shareholders' Equity
Shareholders' Equity Ratio

INVESTMENT SECURITIES

Investment securities increased ¥5,400 million, or 28.9%, to ¥24,116 million (US$225 million). Of these investment securities, securities valued at market were ¥17,621 million, including net unrealized gains of ¥8,867 million. On a purchase cost basis, these securities increased ¥1,850 million to ¥8,754 million.

GOODWILL, NET

Goodwill, net decreased ¥3,363 million, or 23.4%, to ¥11,007 million (US$103 million). The basic policy is to amortize goodwill associated with the acquisition of companies using the straight-line method over a ten-year period. This expense is included in depreciation and amortization. In fiscal 2004, the amortization of goodwill totaled ¥1,940 million, the sum of ¥824 million for LIFE, ¥434 million for TRYTO (formerly Sinwa), ¥249 million for City's, and ¥437 million for Wide, which was acquired in June 2004. Goodwill of ¥205 million resulting from the February 2005 acquisition of TCM was written off in a lump-sum during fiscal 2004.

AIFUL received loss carryforwards that can be used for tax purposes when it acquired LIFE. Due to this action, there was a one-time amortization expense of ¥3,830 million (US$36 million) in fiscal 2004. From now on, AIFUL plans to amortize goodwill as follows.

SCHEDULE FOR AMORTIZATION OF GOODWILL

(Millions of yen)

(Acquisition period) (Millions of yen) Figures = Goodwill when acquired (est.)	Change during fiscal year, balance at end of fiscal year	2004	2005	2006 (Plan)	2007 (Plan)	2008 (Plan)
TRYTO (formerly Sinwa) (June 2000)	Normal amortization	434	434	434	434	434
4,347	Year-end balance	2,608	2,173	1,739	1,304	869
LIFE (March 2001)	Normal amortization	1,371	824	824	824	824
32,861	One-off amortization	5,614	3,830	0	0	0
	Total	6,985	4,654	824	824	824
	Year-end balance	9,599	4,945	4,120	3,296	2,472
City's (October 2002)	Normal amortization	249	249	249	249	249
2,493	Year-end balance	2,119	1,870	1,620	1,371	1,122
NFP (March 2004)	Normal amortization	–	–217	–217	–217	–217
–2,176	Year-end balance	–	–1,959	–1,741	–1,523	–1,306
Wide (June 2004)	Normal amortization	–	437	437	437	437
4,378	Year-end balance	–	3,940	3,502	3,065	2,627
TCM (February 2005)	Normal amortization	–	205	–	–	–
205	Year-end balance	–	0	–	–	–
Total	Total amortization	7,675	5,770	1,734	1,734	1,734
	Total year-end balance	14,370	11,007	9,272	7,538	5,803

LIQUIDITY AND CAPITAL RESOURCES

FUND PROCUREMENT POLICY

The AIFUL Group uses a variety of fund procurement methods and sources in order to procure funds in a manner that is stable and holds down expenses. The Group adjusts the composition of funds procured as required to match changes in the financial environment while monitoring interest rate, liquidity and other forms of market risk.

INTEREST RATE HEDGES

To minimize exposure to risks associated with interest rate movements, AIFUL Group has a policy of using interest rate swaps, caps and other methods to apply fixed interest rates to about 80% of all funds procured on a non-consolidated basis. As of March 31, 2005, fixed-rate loans accounted for 47% of non-consolidated funds procured. However, the effective fixed-rate percentage is 82% after accounting for interest rate caps and swaps, significantly reducing the Group's exposure to the effects of interest rate fluctuations.

PRESERVATION OF LIQUIDITY

To maintain adequate liquidity on a non-consolidated basis, AIFUL maintains an amount equal to more than half of short-term funds procured, including the current portion of long-term debt, in the form of cash, deposits and credit facilities. As of March 31, 2005, credit facilities amounted to ¥230 billion on a non-consolidated basis. Including a ¥50 billion credit facility at LIFE, the consolidated credit facility is ¥280 billion. Regarding direct and indirect procurement methods, the Group uses long-term repayment schedules for loans and spreads out its repayment deadlines.

SHORT- AND LONG-TERM BORROWINGS

(Millions of yen)

	2003	2004	2005
Short-term borrowings	68,865	62,034	71,695
Borrowings	55,365	57,034	71,695
Commercial paper	13,500	5,000	–
Long-term borrowings	1,693,494	1,673,367	1,793,712
Borrowings	887,734	917,729	1,051,380
Straight bonds	452,000	455,000	478,890
Asset-backed securities	353,759	300,637	263,441

FUND PROCUREMENT AND DIVERSIFICATION

The Japanese government's low-interest-rate policy continues to create an environment conducive to the smooth procurement of funds. From the standpoints of the stability and cost of fund procurement, the Group's target is to use direct (financial market) procurement for 50% of funds and loans for the remainder. As of March 31, 2005, direct procurement accounted for 38.9% of non-consolidated funds procured and 39.8% of consolidated funds procured. The Group employs a variety of fund-raising methods, including loans, syndicated loans, bonds, commercial paper, the sale of asset-backed securities, and other means. In February 2005, fund procurement channels were further diversified with the sale of US$500 million of U.S. dollar-denominated unsecured bonds with a maturity of five years.

CASH FLOWS

Net cash used in operating activities increased from ¥42,735 million to ¥63,409 million (US$593 million). Income before income taxes and minority interests was ¥129,442 million (US$1,210 million), but cash was used for the increase in loans, increase in installment accounts receivable and other items. Net cash used in investing activities was ¥11,211 million (US$105 million) compared with net cash provided of ¥6,371 million one year earlier. Payments to purchase companies were the main reason for the difference. Net cash provided by financing activities increased from ¥3,097 million to ¥80,318 million (US$751 million) because proceeds from long-term debt and short-term borrowings exceeded repayments. The net result of these cash flows was a ¥10,636 million increase in cash and cash equivalents to ¥108,965 million (US$1,018 million).

AVERAGE RATE OF BORROWINGS


(%)
4
3
2
1
0
01 02 03 04 05

ROA, ROE AND SHAREHOLDERS' EQUITY

As of March 31, 2005, AIFUL's non-consolidated equity ratio was 28.7% and the asset-equity ratio was 3.6. The non-consolidated ROA was 3.4% and the ROE was 12.2%.

At LIFE, the equity ratio was 14.4%, asset-equity ratio about seven times, the ROA 1.3% and the ROE 9.5%.

On a consolidated basis, the equity ratio was 24.0%, asset-equity ratio 4.2, the ROA 3.1% and the ROE 13.0%.

At other large Japanese consumer finance companies, the equity ratio is generally between 40% and 50% and asset-equity ratio is between 2 and 2.5. Since the ROA is about the same for all consumer finance companies, AIFUL is able to generate a higher ROE because of its greater asset-equity ratio, thereby using capital more productively.

On a non-consolidated basis, AIFUL is highly profitable but faces demands by rating agencies for a higher equity ratio because of the poor public image of the consumer finance business in Japan. Credit card companies, on the other hand, do not have this image problem, and are thus not asked to maintain high equity ratios. Consequently, the Group's fundamental capital policy and financial strategy are to increase the consolidated ROE in order to use capital more productively.

Unsecured consumer loans have a higher profit margin than any other category of retail financial services. However, the growth potential of this market is not unlimited. By using LIFE to expand in the credit card business, the AIFUL Group is both increasing operating assets and increasing returns on capital.

ROE (CONSOLIDATED / NON-CONSOLIDATED)


(%)
20
15
10
5
0
01 02 03 04 05
Consolidated
Non-consolidated

CAPITAL PRODUCTIVITY AT JAPAN'S MAJOR FOUR CONSUMER FINANCE COMPANIES Fiscal 2004

	AIFUL	Takefuji	Acom	Promise
ROA (non-consolidated)	3.4%	3.5%	4.2%	4.1%
ROE (non-consolidated)	12.2%	7.2%	10.7%	9.7%
ROA (consolidated)	3.1%	3.6%	3.9%	4.3%
ROE (consolidated)	13.0%	7.4%	10.4%	10.5%
Asset-equity ratio (consolidated)	4.2x	2.1x	2.7x	2.4x
Asset-equity ratio (non-consolidated)	3.6x	2.1x	2.5x	2.4x
Rating (S&P)	BBB	BBB	BBB+	BBB+
Equity ratio (consolidated)	24.0%	50.5%	41.6%	44.5%
Total shareholders' equity (consolidated) (Billions of yen)	617	960	863	793
Total assets (consolidated) (Billions of yen)	2,574	1,903	2,077	1,785

DIVIDEND POLICY

At the annual meeting held on June 24, 2005, shareholders approved a resolution to pay a year-end ordinary dividend of ¥30 per share. As an interim dividend per share of ¥30 has been paid, this resulted in an annual dividend of ¥60 per share applicable to fiscal 2004.

The fundamental dividend policy of AIFUL is to aggressively and continuously return earnings to shareholders based on operating results as well as economic and financial trends. Based on this policy, AIFUL aims to return earnings to shareholders and maximize shareholder value by sustaining earnings growth over the long term.

Retained earnings are used to fund loans as well as investments required by growth strategies, including mergers and acquisitions that enlarge the Group's base of operations. The Group will reinvest retained earnings so as to meet the expectations of shareholders by improving operating results and raising efficiency. A 1-to-1.5 stock split was conducted on May 23, 2005.

NON-CONSOLIDATED RESULTS OF OPERATIONS

AIFUL Corporation

OVERVIEW

Outstanding loans increased steadily at AIFUL during fiscal 2004 as the company pursued a diversification strategy centered on unsecured loans, as well as on home equity loans (secured loans) and small business loans, to meet a broader range of customer needs. To diversify channels for attracting customers, AIFUL expanded the loan guarantees business through alliances with banks and other partners, strengthened the Internet cash advance service and took other steps to offer products that target customer needs.

Outstanding loans at AIFUL increased 1.4% to ¥1,471,767 million (US$13,755 million). The number of accounts decreased 1.4% to 2,214 thousand, a reflection of a decrease in new customers. The average loan per account increased 2.8% to ¥664 thousand.

Total income increased ¥6,933 million, or 2.0%, to ¥347,157 million (US$3,244 million). This was mainly due to a ¥3,550 million, or 1.1%, increase to ¥330,529 million (US$3,089 million) in interest on loans and increases in interest on deposits, securities and other and in other income.

Outstanding unsecured loans increased 1.2% to ¥1,093,663 million (US$10,221 million) and interest on these loans increased 0.4%, to ¥266,930 million. Outstanding home equity loans increased 0.7% to ¥345,180 million (US$3,226 million) and interest increased 2.2% to ¥55,875 million. Outstanding small business loans increased 17.8% to ¥32,924 million (US$308 million) and interest increased 21.5% to ¥7,722 million.

Expenses decreased ¥7,872 million, or 3.2%, to ¥234,391 million (US$2,191 million). The decrease was primarily the result of a 10.8% decrease in charge-offs and provision for doubtful loans to ¥97,385 million (US$910 million) because of a 12.8% decline in personal bankruptcies in Japan to 211 thousand, the first downturn in 10 years.

Income before income taxes increased 15.1% to ¥112,766 million (US$1,054 million). Income taxes increased 1.3% to ¥45,465 million (US$425 million), including an adjustment for the adoption of tax effect accounting. However, income taxes, current decreased 11.1% to ¥39,914 million (US$373 million) because retained earnings were no longer taxable following changes in family ownership that occurred in December 2004. The result was a 26.8% increase in net income to ¥67,301 million (US$629 million).

Amounts per common share have been adjusted to reflect the 1-to-1.5 stock split conducted on May 23, 2005. On this basis, basic net income per common share increased from ¥373.88 to ¥474.13 (US$4.43). Diluted net income per common share was ¥474.09 (US$4.43).

ROA increased from 2.8% to 3.4% and ROE increased from 10.7% to 12.2%.

SEGMENT INFORMATION

Unsecured loans

In fiscal 2004, the number of new loan applications decreased 2.4% to 541 thousand and the number of new loans decreased 3.4% to 343 thousand. These declines reflect weakness in personal incomes and a tightening of credit standards in response to growth in credit costs. The annual acceptance ratio, which is the number of new loans divided by the number of new loan applications, decreased by 0.7 of a percentage point to 63.4%. However, AIFUL retained its leading position among Japanese consumer finance companies in the number of loan applications. Contributing to this



TOTAL INCOME / TOTAL EXPENSES (AIFUL)
(Millions of yen)
400,000
300,000
200,000
100,000
0
01 02 03 04 05
Total Income
Total Expenses (AIFUL)



NET INCOME / ROE (AIFUL)
(Millions of yen / %)
80,000
60,000
40,000
20,000
0
20
15
10
5
0
01 02 03 04 05
Net Income
ROE



EPS (AIFUL)
(Yen)
600
400
200
0
01 02 03 04 05

performance was the Company's highly effective marketing activities, including TV commercials that consistently earn high ratings.

Due to the need to offer lower interest rates to capture business from creditworthy customers, a highly competitive market segment, and to the rising share of larger loans, the average yield on unsecured loans decreased 0.2 of a percentage point to 24.6% and the average loan per account increased 3.1% to ¥522 thousand (US$4,879).

Total unsecured loans outstanding increased 1.2% to ¥1,093,663 million (US$10,221 million) and the number of unsecured loan accounts as of March 31, 2005 was 2,091 thousand, a decrease of 1.9%.

Home equity loans (secured loans)

New home equity loan customers are mainly individuals that already have an unsecured loan. In fiscal 2004, the downturn in unsecured loan new customers severely impacted home equity loans, bringing down applications by 5.2% to 31 thousand and reducing the number of new customers by 3.4% to 23 thousand. AIFUL continued to adhere to a lending policy that stresses safety. For example, about 56% of home equity loans to new customers are first mortgages and more than 80% of new loans are limited to less than 75% of appraised collateral value. Compared with new entrants to the home equity loan market, including foreign companies, AIFUL is far superior in terms of training employees to sell secured loans, property appraisal skills gained over many years, the head office credit investigation infrastructure, and other aspects of operations.

As of March 31, 2005, outstanding home equity loans were ¥345,180 million (US$3,226 million), 0.7% more than one year earlier. The number of accounts increased 5.0% to 98 thousand as AIFUL continued to differentiate itself from competitors and establish a base for stable growth. The average yield on home equity loans decreased 0.2 of a percentage point to 16.3% and the average loan per account decreased 4.0% to ¥3,499 thousand (US$32,701).

Small business loans

Small business loans are the third major loan business of AIFUL, along with unsecured loans and home equity loans. AIFUL extends loans mainly to individuals who operate businesses. The average loan per account is a comparatively low ¥1,323 thousand (US$12,364). AIFUL offers several types of loans to meet the fundraising needs of small businesses. Business loans include the business loan with guarantor, which allows businesses to obtain supplementary financing, and loans for creditworthy small businesses, and require no collateral or guarantees. In fiscal 2004, new applications increased 32.8% to 22 thousand and new loans increased 10.8% to 9 thousand. As of March 31, 2005, outstanding small business loans amounted to ¥32,924 million (US$308 million), 17.8% more than one year earlier. The number of accounts increased 17.4% to 24 thousand and the average yield improved 0.1 of a percentage point to 25.4%.

Loan guarantees

In the loan guarantees business, AIFUL receives fees for screening loans extended by banks to individuals and small businesses, as well as for monitoring these loans after they have been extended. As of March 31, 2005, AIFUL had guarantees for loans totaling ¥43,180 million (US$404 million), an increase of ¥15,862 million, or 58.1%, compared with one year earlier. There were consumer loan guarantees agreements with 41 financial institutions and loan guarantees totaling ¥35,267 million (US$330 million), 35.9% more than one year earlier. For small business loan guarantees, a business started in earnest only one year ago, there were 32 agreements and loan guarantees totaling ¥7,912 million (US$74 million), 482.4% more than one year earlier.

LOANS OUTSTANDING (AIFUL)
(Millions of yen)


1,500,000
1,200,000
900,000
600,000
300,000
0
01 02 03 04 05

NUMBER OF ACCOUNTS (AIFUL)
(Thousands)


2,500
2,000
1,500
1,000
500
0
01 02 03 04 05

TOTAL ASSETS / ROA (AIFUL)
(Millions of yen / %)


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
4
3
2
1
0
01 02 03 04 05
Total Assets
ROA

FINANCIAL CONDITION

As of March 31, 2005, total assets were ¥2,033,547 million (US$19,005 million), ¥163,471 million, or 8.7%, more than one year earlier. Current assets increased ¥3,348 million, or 0.2%, to ¥1,504,048 million (US$14,057 million), property and equipment decreased ¥1,149 million, or 3.9%, to ¥28,495 million (US$266 million), and investments and other assets increased ¥161,272 million, or 47.5%, to ¥501,004 million (US$4,682 million).

The major reasons for the growth in current assets were a ¥7,081 million, or 11.7%, increase in cash and cash equivalents to ¥67,457 million (US$630 million) and a ¥20,129 million, or 1.4%, increase in loans to ¥1,471,767 million (US$13,755 million). The increase in investments and other assets was mostly attributable to a ¥158,026 million, or 58.1%, increase in investments in and advances to subsidiaries to ¥429,978 million (US$4,018 million).

Current liabilities increased ¥29,479 million, or 6.3%, to ¥498,285 million (US$4,657 million) and long-term liabilities increased ¥72,589 million, or 8.3%, to ¥950,954 million (US$8,887 million). Both increases were mainly a reflection of an increase of ¥104,886 million, or 8.2%, to ¥1,388,615 million (US$12,978 million) in short-term borrowings and long-term debt, including the current portion.

Shareholders' equity increased ¥61,403 million, or 11.7%, to ¥584,308 million (US$5,461 million). The equity ratio rose 0.7 of a percentage point from 28.0% to 28.7%.

BAD DEBTS

As of March 31, 2005, bad debts amounted to ¥128,663 million (US$1,202 million), ¥10,778 million, or 9.1%, more than one year earlier.

Credit costs decreased ¥11,836 million, or 10.8%, to ¥97,385 million (US$910 million) and charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy decreased ¥682 million, or 0.7%, to ¥90,316 million (US$844 million). The allowance for bad debt was ¥81,928 million (US$766 million) as of March 31, 2005.

SHAREHOLDERS' EQUITY / SHAREHOLDERS' EQUITY RATIO (AIFUL)
(Millions of yen / %)



600,000
500,000
400,000
300,000
200,000
100,000
0
30
20
10
0
01 02 03 04 05
Shareholders' Equity
Shareholders' Equity Ratio

BAD DEBT

(Millions of yen)

	2003	2004	2005
Loans in legal bankruptcy	20,339	26,108	**28,145**
Nonaccrual loans	31,834	42,141	**48,221**
Accruing loans contractually past due three months or more as to principal or interest payments	11,217	12,376	**12,101**
Restructured loans	32,517	37,260	**40,196**
Total	95,908	117,885	**128,663**

The portion of charge-offs that exceeded the allowance for doubtful loans and receivables at beginning of fiscal year was recorded as a loss on direct charge-offs on the income statement. The provision for doubtful loans and receivables, on the other hand, represents an expense for expected bad debts in the following fiscal year. Therefore, operating results in each fiscal year are affected by the sum of direct charge-offs and the provision for doubtful loans.

(Millions of yen)

	2003	2004	2005
Allowance for bad debt at beginning of fiscal year	58,689	70,479	**81,693**
Bad debt charge-offs	74,598	90,998	**90,316**
Direct charge-offs	15,892	9,352	**9,549**
Allowance for bad debt	70,479	99,871	**87,835**
Charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy	90,725	109,221	**97,385**

There are three categories of bad debt charge-off timetables. Receivables from bankrupt borrowers are charged off immediately, receivables from borrowers who have disappeared or died are written off after six months, and receivables from borrowers who cannot service their loans are written off after one year. For unsecured loan charge-offs, bankruptcy decreased 6.4 percentage points to 40.8% of all charge-offs, borrowers who have disappeared or died accounted for 29.4% of charge-offs, a decrease of 0.1 of a percentage point, and borrowers who cannot service their loans increased 6.5 percentage points to 29.8% of all charge-offs.

(%)

	2004	2005	% of change
Bankrupt	47.2	**40.8**	–6.4
Disappeared or died	29.5	**29.4**	–0.1
Nonperforming	23.3	**29.8**	6.5

LIFE Co., Ltd.

OVERVIEW (MANAGED ASSET BASIS)

LIFE is engaged in a number of highly profitable businesses, including credit card shopping, credit card cash advances and consumer loans. This company is gradually withdrawing from auto loans, housing loans and other low-margin businesses in a move to build a more profitable portfolio of receivables.

As of March 31, 2005, total receivables outstanding were ¥751,553 million (US$7,024 million), an increase of ¥49,351 million, or 7.0%, compared with one year earlier. Credit card shopping receivables increased ¥8,114 million, or 11.3%, to ¥79,622 million (US$744 million). Per-item shopping loans increased ¥20,982 million, or 11.3%, to ¥206,245 million (US$1,928 million), credit card cash advances increased ¥6,481 million, or 3.2%, to ¥209,300 million (US$1,956 million), and unsecured loans (Cash Plaza) receivables increased ¥22,087 million, or 16.3%, to ¥157,630 million (US$1,473 million).

LIFE continued to make progress in reducing the scale of low-margin businesses that are being discontinued. In addition to reducing the auto loan balance to zero, LIFE reduced partner loan receivables by ¥1,310 million, or 52.3%, to ¥1,194 million (US$11 million) and housing loan receivables declined ¥4,140 million, or 11.5%, to ¥31,726 million (US$297 million).

Due to the above items, operating revenue increased ¥10,143 million, or 8.9%, to ¥123,881 million (US$1,158 million) and operating income increased ¥4,443 million, or 36.8%, to ¥16,524 million (US$154 million). Net income fell ¥5,452 million, or 33.8%, to ¥10,679 million (US$100 million), which reflects the effect of losses carried forward for tax purposes since LIFE was acquired by AIFUL.

SEGMENT INFORMATION

Credit cards

As the credit card business is the most important element of LIFE's operations, efforts continued to focus on increasing the number of cardholders, which represent the operating base for this business. In a move to increase the number of member stores, an affinity card alliance was formed with Fujita Corporation, a general retailer that operates mainly in Gunma Prefecture. In addition, LIFE provided support to existing alliance partners, resulting in growth in cardholders at apparel retailer Aoyama Capital Co., Ltd, consumer electronics retailer DEODEO Corporation, EIDEN Co., Ltd., home improvement center operator Komeri Co., Ltd. and other companies. The number of new affinity credit card customers decreased 2.6% to 2,086 thousand, but remained over the 2 million level. The LIFE Proper Card was supported by the April 2004 introduction of a new visual identity along with a new advertising campaign. Due to aggressive promotions, 207 thousand cards were issued to new customers, 7.8% more than a year earlier, resulting in 17.1 million LIFE Proper Cards as of March 31, 2005. As a result, the total number of credit card holders increased 884 thousand, or 8.0%, to 11,916 thousand.

Due to the increase in cardholders, shopping charge volume increased 17.3% to ¥373,130 million (US$3,487 million) and cash advance volume decreased 0.5% to ¥224,184 million (US$2,095 million). The balance of installment receivables increased 11.3% to ¥79,622 million (US$744 million) for credit card shopping and increased 3.2%, to ¥209,300 million (US$1,956 million) for loans (cash advances). The average yield on shopping receivables increased 0.3 of a percentage point to 9.8% and the average yield on cash advance receivables decreased 0.4 of a percentage point to 23.4%.

Per-item shopping loans

The volume of transactions increased ¥21,239 million, or 15.8%, to ¥155,752 million (US$1,456 million) and receivables outstanding increased ¥20,982 million, or 11.3%, to ¥206,245 million (US$1,928 million). Demand for this type of credit is expected to continue to fall as credit cards account for a higher share of purchases relative to cash. However, LIFE is aggressively developing this business based on a conviction that there is still considerable potential to grow in this business because of its low market share. LIFE has been taking steps to conduct more effective per-item shopping loan sales activities. For example, branch offices have authority to make decisions within certain fee bands, clear standards have been set for profitability of transactions with each affiliated store, and administrative processes have been centralized. Due to these actions, the number of affiliated stores increased 4,725, or 5.2%, to 95,281. The average yield on receivables improved by 0.3 of a percentage point to 9.5%, a reflection of a review of unfavorable contract terms with certain affiliated stores and a policy of avoiding the practice of offering per-item shopping loans at fees that are below cost.

Loan guarantees

During fiscal 2004, LIFE continued to reduce guarantees of bank loans under the previous system, which was unprofitable, instead concentrating on new bank loan guarantees agreements that mainly target consumer loans. As a result, the balance of bank loan guarantees under the previous system decreased 14.6%, to ¥41,258 million (US$386 million) while the balance of bank loan guarantees under the new system increased 22.7%, to ¥24,046 million (US$225 million). The total balance of loan guarantees thus decreased 3.8%, to ¥65,305 million (US$610 million). With regard to the new bank loan guarantees, measures were taken to increase the volume of consumer loan guarantees products, which have advantageous fee structures. New agreements were established with 38 banks, raising to 103 the number of banks that use LIFE loan guarantees. The average yield improved 0.6 of a percentage point to 4.0%.

LIFE Cash Plaza (unsecured loans)

LIFE issues cashing cards similar to those of consumer finance companies that are used exclusively for the provision of unsecured loans through its cash plazas. During fiscal 2004, AIFUL's expertise was used to open more plazas in prime locations, resulting in a net increase of six offices to 204. The result was an increase of 16.1% in the number of new loans to 95 thousand. Strong growth in loans outstanding continued, with the balance rising ¥22,087 million, or 16.3%, to ¥157,630 million (US$1,473 million). The average yield on loans decreased 0.5 of a percentage point to 24.9% because lower interest rates were offered to existing customers and competitive pressure.

BAD DEBTS

During fiscal 2004, bad debt charge-offs increased ¥1,092 million, or 3.1%, to ¥36,658 million (US$343 million) and the allowance for bad debts increased ¥3,225 million, or 9.2%, to ¥38,358 million (US$358 million).

(Millions of yen)

	2003	2004	**2005**
Bad debt charge-offs	30,190	35,566	**36,658**
Ratio of bad debt charge-offs	4.47	5.06	**4.88**
Allowance for bad debts	32,796	35,132	**38,358**

1. CREDIT CARD SHOPPING LOANS

LIFE's cards allow consumers to use credit to shop at or get cash advances from affiliated retailers and merchants that accept MasterCard, JCB, or Visa cards. Unlike shopping, credit cards involve a credit check only at the time they are issued and not at each time of purchase. They are also convenient because consumers can freely make purchases up to their credit limits, and attractive since they include a host of card member services. LIFE's credit cards include ones issued with partner companies, which benefit from added convenience for their customers, improved customer management capabilities, and another way to promote sales.



Affiliated retailer
LIFE

① Credit card application
② Credit review application
③ Use of card and signature to make purchase
④ Product or service provided to customer
⑤ Credit card receipt submitted
⑥ Lump-sum payment
⑦ Bill sent to customer
⑧ Payment (Installment/revolving)

2. PER-ITEM SHOPPING LOANS

Under this system, consumers without credit cards or the required cash are able to purchase the goods they want with financing from LIFE. Credit reviews are conducted at the time of purchase.

Consumers can choose to make a one-time payment, installment payments, or payments out of future bonuses, depending on whichever financing option fits their lifestyle. The system is also attractive to affiliated retailers since LIFE services the loans, thereby freeing the retailers from customers' credit risk and allowing them to streamline their operations.



Affiliated retailer
LIFE

① Purchase credit application
② Credit review application
③ Credit review
④ Results of credit review
⑤ Product or service provided to customer
⑥ Contract submitted
⑦ Lump-sum payment
⑧ Bill sent to customer
⑨ Payment

3. LOAN GUARANTEES

Under this system, LIFE conducts credit reviews on behalf of partner financial institutions that provide financing to customers, and guarantees the financing.

This system allows banks to quickly provide their customers with unsecured loans, with the help of LIFE's scoring system. At the same time, banks can minimize their credit risks and benefit from having another source of stable earnings. LIFE's expertise comes heavily into play in the credit guarantee business, which requires strong risk-management capabilities based on access to a voluminous amount of consumer credit information and the ability to manage customers' credit.



Financial institutions in partnership

① Loan application
② Credit review request
③ Credit review
④ Guarantee approval
⑤ Loan provided
⑥ Loan repaid

Other subsidiaries

CONSUMER CREDIT OPERATIONS

Happy Credit, Sinwa and Sanyo Shinpan merged on April 1, 2004 to form TRYTO CORPORATION. Receivables decreased ¥234 million, or 0.4%, to ¥58,121 million (US$543 million) due to the establishment of tighter credit standards to prevent an increase in credit costs. Operating revenue decreased 7.2% to ¥14,539 million (US$136 million) and ordinary income increased 103.7% to ¥2,807 million (US$26 million). Earnings rose despite the lower revenue mainly because of a 27.4% decrease in credit costs to ¥5,749 million (US$54 million).

Note: All year-on-year comparisons for TRYTO are based on the sum of revenue and earnings of its three predecessor companies in the prior fiscal year.

In June 2004, AIFUL acquired Wide Corporation, a second-tier consumer finance company operating mainly in the Kanto area of Japan, which is centered in Tokyo. Receivables totaled ¥95,345 million (US$891 million) as of March 31, 2005 and operating revenue was ¥23,849 million (US$223 million) for the year that ended in March 2005. To conform to the same bad debt charge-offs and reserve standards as at AIFUL, Wide recorded ¥10,169 million (US$95 million) of credit costs based on a conservative evaluation of receivables. Despite this expense, ordinary income was ¥1,692 million (US$16 million).

In February 2005, AIFUL acquired TCM. Co. Ltd., a company that is undergoing bankruptcy proceedings. This company operates mainly in Nagano Prefecture. Only the balance sheet of TCM has been included in the fiscal 2004 consolidated financial statements of AIFUL. As of March 31, 2005, TCM had receivables totaling ¥9,212 million (US$86 million).

On March 30, 2005, AIFUL concluded a final agreement to purchase all outstanding shares of Passkey Co., Ltd., which operates in Hokkaido.

SMALL BUSINESS LOANS

BUSINEXT CORPORATION

BUSINEXT CORPORATION, a joint venture with The Sumitomo Trust & Banking Co., Ltd., started operations in April 2001 with the remit of extending small business loans to moderate-risk borrowers. In April 2004, BUSINEXT completed two scoring systems based on data covering the past three years of operations. These systems were used to rapidly increase loans to individual proprietorships and companies. In addition, BUSINEXT opened an office in Nagoya in September 2004 and in Sendai in March 2005, raising its office network to four locations. The result was a ¥20,030 million, or 72.6%, increase in receivables to ¥47,622 million (US$445 million), allowing BUSINEXT to extend its record of rapid growth. Furthermore, operating revenue increased ¥2,431 million, or 80.6%, to ¥5,445 million (US$51 million) and ordinary income was ¥633 million (US$6 million), the first time the company has been profitable in terms of ordinary income.

City's Corporation

AIFUL acquired City's, which extends high-risk business loans, in October 2002. To extend its service area, City's opened 12 offices during fiscal 2004, raising its network to 50 locations. The new offices gave the company its first presence in the Tohoku region (northeastern Honshu) and Hokkaido. Previously, the company's operations were located mainly in the Tokyo area and regions of Japan to the west of Tokyo. Due to this expansion, receivables increased ¥14,459 million, or 46.3%, to ¥45,673 million (US$427 million) and operating revenue increased 29.2%, to ¥9,579 million (US$90 million). Operating expenses rose 59.8% to ¥6,985 million (US$65 million) because of the cost of the new offices and other up-front expenses to support growth. As a result, ordinary income was down 15.2% to ¥2,585 million (US$24 million).

OTHER

AsTry Loan Services Corporation

AsTry is a debt servicer that was established by AIFUL and Aozora Bank in November 2001. In fiscal 2004, this company purchased receivables totaling ¥8,039 million (US$75 million) on a book-value basis. Operating revenue increased 167.8% to ¥1,751 million (US$16 million) and ordinary income increased 3,647.3% to ¥162 million (US$2 million).

New Frontier Partners Co., Ltd.

AIFUL acquired Kokusai Capital Co., Ltd., a venture capital company, on March 31, 2004 and renamed the company New Frontier Partners in July 2004. By adding to its group a company with considerable expertise in the venture capital field, AIFUL plans to acquire know-how in making investments, a new means for the Group to provide funds to businesses. This will enable the Group to assist small and midsize companies as well as promising new companies by providing funds as either loans or investments. In fiscal 2004, operating revenue was ¥1,060 million (US$10 million) and ordinary income was ¥130 million (US$1 million).

OUTLOOK

In the fiscal year ending in March 2006, the outlook is for a gradual improvement in the Japanese economy as a recovery continues in the GDP growth rate and other macroeconomic statistics. In the consumer finance industry, the number of personal bankruptcies in fiscal 2005 is expected to decline further following the substantial 12.8% drop to 211 thousand in these bankruptcies in fiscal 2004. In this environment, the AIFUL Group believes that it can generate stable earnings backed by steady growth in the volume of receivables along with a projected decline in credit costs.

On a non-consolidated basis, AIFUL plans to increase receivables based on the belief that the level of credit costs has passed its peak. The company is thus forecasting a 3.5% increase in receivables to ¥1,523,860 million (US$14,242 million). This includes a 3.6% increase in unsecured loans to ¥1,133,005 million (US$10,589 million), a 0.9% increase in home equity loans to ¥348,154 million (US$3,254 million) and a 29.7% increase in small business loans to ¥42,700 million (US$399 million). AIFUL is projecting a 6.1% increase to 364 thousand in the number of new unsecured loans. AIFUL will continue to increase the number of "*Suguwaza*" simple auto contract machines, a relatively new channel for serving customers. In fiscal 2005, AIFUL had originally planned to increase from seven to 50 the number of offices using these machines. However, in the interest of increasing service channels to attract more customers, the decision was made at the end of the first quarter of fiscal 2005 to raise the target to 250 offices using auto contract machines by the end of March 2006.

Regarding fund procurement, AIFUL expects a further improvement in the terms for funds procured on a non-consolidated basis but is aware of the possibility that interest rates will rise. Accordingly, the Company has adopted a fund procurement plan based on the conservative assumptions that the average interest rate on loans will rise 0.58 of a percentage point from 1.66% to 2.24% and that the average interest rate on funds procured from securities markets will be largely unchanged, rising from 1.69% to 1.70%. The overall outlook is therefore for an increase in the average interest rate on funds procured of 0.33 of a percentage point from 1.67% to 2.00% in March 2005.

Based on this outlook, AIFUL is forecasting a 2.6% increase in non-consolidated operating revenue to ¥349,578 million (US$3,267 million), a 7.5% increase in ordinary income to ¥121,000 million (US$1,131 million), and a 10.5% increase in net income to ¥74,351 million (US$695 million).

LIFE will continue to strengthen ties with current joint credit card partners, such as Aoyama Capital Co., Ltd, consumer electronics retailer DEODEO Corporation, EIDEN Co., Ltd., home improvement center operator Komeri Co., Ltd. and other companies, while forming more joint card alliances. In a new development, LIFE, in December 2004, formed a credit card agreement with THE HIGASHI-NIPPON BANK, LIMITED for the issuance of the Bank Alliance Card. This card functions as a cash card as well as a LIFE Card that can be used as a credit card and to receive cash advances. This multi-functional card is expected to attract a broader range of customers for LIFE.

Based on these strategies, plans for the fiscal year ending March 31, 2006 call for the issuance of 2,184 thousand new credit cards; an increase of 12.5% in shopping charge volume to ¥419,629 million; and an increase of 8.0% in cash advance volume to ¥242,109 million.

Based on this outlook, LIFE is forecasting a 9.3% increase in operating revenue to ¥135,458 million (US$1,266 million), a 27.1% increase in ordinary income to ¥21,000 million (US$196 million), and a 14.9% increase in net income to ¥12,265 million (US$115 million).

In the small business loan category, BUSINEXT and City's both plan to continue the rapid growth in their receivables. By continuing to make effective use of the scoring system completed in 2004, BUSINEXT plans to raise receivables ¥21,894 million, or 46.0%, to ¥69,516 million (US$650 million). This is expected to raise operating revenue 56.4% to ¥8,517 million (US$80 million) and ordinary income 116.7% to ¥1,372 million (US$13 million). City's, which plans to open more new offices to extend its geographic coverage, is forecasting a ¥24,366 million, or 53.3%, increase in receivables to ¥70,039 million (US$655 million). City's thus plans to achieve a 53.6% increase in operating revenue to ¥14,714 million (US$138 million) and an 18.0% increase in ordinary income to ¥3,050 million (US$29 million).

For consolidated results in the fiscal year ending in March 2006, AIFUL is forecasting a 7.1% increase in operating revenue to ¥555,049 million (US$5,187 million), a 14.6% increase in ordinary income to ¥155,000 million (US$1,449 million), and a 21.2% increase in net income to ¥91,762 million (US$858 million). AIFUL therefore expects to achieve another record-setting performance in fiscal 2005.

RISK FACTORS

The following is a list of the major risk factors that can have an effect on the AIFUL Group's operating results, stock price and financial position. This is not a complete list of the risk factors that, in the opinion of management, have the potential of significantly affecting the Group. Other than the risk factors listed below, there are a number of risk factors that are difficult to predict. Management is aware of the possibility of a negative impact on the Group's operating results, stock price and financial position due to these risk factors, and has a policy of taking actions to prevent these problems and to respond properly in the event a problem occurs. However, there is no assurance that the Group can avoid all risk factors or can respond properly to a problem. Forward-looking statements in this section are based on judgments of the Group as of June 27, 2005, the date on which the Ministry of Finance Securities Report *(Yukashoken Hokokusho)* was submitted.

1. LAWS AND REGULATIONS

(a) Business restrictions

With regard to legal restrictions, the AIFUL Group's core consumer loan business is subject to various restrictions imposed by the Law Concerning Restrictions on the Moneylending Business, Etc. (Moneylending Business Restriction Law) and Law Concerning the Regulation and Receiving of Capital Subscription, Deposits and Interest on Deposits (Capital Subscription Law). These restrictions include the prohibition of extending excessive credit; requirements to disclose and advertise loan terms; the prohibition of exaggerated advertisements; requirements to distribute written copies of agreements and receipts; requirements to keep ledgers on hand; restrictions on obtaining unqualified letters of proxy; restrictions on debt collection actions; return of loan agreements; requirements regarding business license plates; the sale of receivables; the selection of registered moneylending officers; the carrying of personal identification documents; and a legal framework for written notices demanding payment of amounts due.

Guidelines (Administrative Guidelines for Precautions Regarding Financial Supervision issued on October 29, 2003, "Administrative Guidelines") of the Financial Services Agency, which supervises moneylenders, have been established for the prevention of extension of excessive credit. The standard for preventing excessive credit is ¥500,000 or an amount equal to 10% of the annual income of a borrower, whichever is higher, at each moneylender for the provision of loans that are not secured or guaranteed through a simple approval at the loan application reception desk.

In the event that these laws and regulations are amended, there could be a negative impact on the Group's operating results depending on the nature of the amendments.

The Group's credit card and shopping loans business are subject to the provisions of the Installment Credit Sales Law. Restrictions include the disclosure of transaction terms; the provision of written agreements; limits on liability when a contract is terminated; rights of consumers to submit complaints to the merchant selling the item purchased through credit; prevention of purchases exceeding an individual's financial resources; prevention of problems for consumers concerning the continuous fulfillment of obligations; and other items. In the event that this law is amended, there could be an impact on the Group's operating results depending on the nature of the amendments.

(b) Interest rates on loans

Amendments to the Moneylending Business Restriction Law that became effective on June 1, 2000 lowered from 40.004% to 29.2% the upper limit on the annual interest rates that can be charged on monetary loans by companies engaged in this business under the Capital Subscription Law. Violators are subject to punishment. Since the maximum interest rates of the AIFUL Group are below these legal limits, management believes there is no material impact on Group earnings or financial soundness. On August 1, 2003, a law was promulgated that partially amended the Moneylending Business Restriction Law and the Capital Subscription Law. With regard to the article concerning maximum interest rates in the Capital Subscription Law, a provision has been made to review as necessary maximum rates with a goal of January 2007, which is three years after enactment of the August 1, 2003 amendments. This review is to take into account whether interest rates are being set in a manner that reflects demand for loans as well as economic and financial conditions and the financial soundness and credit standing of borrowers. The state of business operations at moneylenders and other factors will also be taken into consideration. There is a possibility that the maximum interest rate may be reduced as a result, and that this reduction may have an effect on operating results in the Group's lending business.

Under the Interest Rate Restriction Law, consumer loan contracts are regarded as invalid with regard to the portion of interest rates that exceeds the legal limits. These limits are annual rates of 20% for loans of less than ¥100,000 (principal), 18% for loans from this amount up to ¥1 million, and 15% for loans of ¥1 million or more.

The Moneylending Business Restriction Law contains a provision covering cases where a loan contract as prescribed by the law is supplied to borrowers and where borrowers voluntarily pay the amount exceeding the interest rate limit. In cases where these are contractual payments as prescribed in the contract conforming to this law, there is a legal obligation to pay the entire interest rate irrespective of the provisions of the Interest Rate Restriction Law. However, there have been several instances in the consumer finance industry where legal action has been taken for the return of the portion exceeding the limit prescribed by the Interest Rate Restriction Law on the grounds that defects exist in the terms of the contract prescribed by the Moneylending Business Restriction Law. Several verdicts have been reached in favor of the plaintiffs. The AIFUL Group has been sued by a number of parties who are demanding the return of the portion of interest payments that exceeds the legal limit. The plaintiffs allege that the Group, which conducts a lending business, has not fulfilled its obligation to provide a written contract as stipulated in the Moneylending Business Restriction Law that is required for the application of the assumed exemption from the obligation to repay this portion of interest payments. Furthermore, it is difficult to predict future trends in the submission of similar requests for repayments. As is stated in item (c) below, there is a growing possibility that the courts will support the allegations of plaintiffs that the Group has not completely fulfilled its legal obligations, including the obligation to provide a written contract.

(c) Administrative Guidelines of the Financial Services Agency

a. Obligation to provide a written agreement

In accordance with the Moneylending Business Restriction Law, the AIFUL Group, which is engaged in the moneylending business, is subject to requirements in cases where loan or guarantee contracts are signed and loans are extended. In such cases, the Group is obligated to promptly provide customers, both borrowers and guarantors, with a written document containing prescribed items concerning the loan terms.

In addition to requiring the provision by moneylenders of a prescribed written document when contracts are signed, the Administrative Guidelines also require the prompt provision (including a prompt mailing) to customers of a document containing legally prescribed items each time a customer obtains a loan from an ATM or manned office. In August 2003, AIFUL revised software associated with its ATMs to add a function that provides a written document containing all legally mandated items.

At affiliated ATMs, with the prior consent of customers, a document containing all legally mandated items is sent by postal mail to all customers promptly after a loan is taken out. However, this document is not sent to customers from whom prior consent has not been received. According to regulations of the Financial Services Agency, moneylenders that do not fulfill their obligation to provide written documents can be punished through partial or complete suspension of business activities and other administrative restrictions, as well as restrictions on the use of ATMs of other companies. In addition, registration as a moneylender may be cancelled. In the event that such actions are taken against the AIFUL Group, there could be an impact on the Group's operating results and financial condition.

b. Obligation concerning explanations

To provide thorough protection of customers, Administrative Guidelines were revised on May 1, 2005 from the standpoint of meeting demands for strengthening the responsibility of moneylenders to provide explanations and establish a framework for providing these explanations. To supplement the responsibility for providing explanations concerning descriptions and guarantees involving proxies for the preparation of official documents, a clause was established providing for the responsibility to provide explanations to individuals who are about to become a guarantor. Such explanations are required to include effective risks, such as legal consequences and other risks, including, for example, a scenario for cases where guarantors would be required to fulfill their obligations.

The Moneylending Business Restriction Law prohibits predatory, improper and other blatantly improper methods for the management or collection of receivables involving loan and loan contracts. To the list of examples of practices highly likely to fall under these provisions, the law has added failing to take necessary and suitable measures regarding the adequate fulfillment of the responsibility to provide explanations involving business operations as a moneylender. Such measures include

clearly stipulating in internal company regulations and other rules the need to fulfill adequately the obligation to provide explanations of contract contents to customers when closing a loan contract, and conducting training programs that make all employees aware of obligations involving explanations.

The Company is dedicated to complying with these amendments, resulting in actions that may result in unforeseen expenses. In addition, the Company may be subject to sanctions in the event that the Financial Services Agency concludes that the Company has violated the Moneylending Business Restriction Law or Administrative Guidelines. Such sanctions could have an impact on the Group's operating results and financial condition.

(d) Other laws and regulations

a. Laws concerning the protection of personal information and Group handling of personal information

The Personal Information Protection Law along with related guidelines by government ministries and agencies concerning the protection of personal information were enacted on April 1, 2005. Under this law, companies that handle personal information (a classification that applies to AIFUL Corporation, LIFE Co., Ltd., TRYTO CORPORATION, Wide Corporation, City's Corporation, BUSINEXT CORPORATION, TCM. Co. Ltd., Passkey Co., Ltd., AsTry Loan Services Corporation and other AIFUL Group companies) are required to specify to the greatest degree possible how personal information, as defined by the law, is being used. Companies are prohibited from using personal information beyond the scope of measures required by the specified purposes of its use. Furthermore, companies are required to take necessary and proper measures concerning safe management, employee supervision and many other items. Such measures are required in cases where a database of information, including personal information, concerning individuals is handled by the employees of a company engaged in the handling of personal information. Moreover, companies are required to submit certain reports when judged necessary by supervisory government agencies. In the event of a violation of the Personal Information Protection Law, the minister of the applicable government ministry may, when needed to protect the interests of individual customers, order a halt to the illegal actions and request or order that necessary actions be taken to remedy the violation. The law imposes many other requirements. For example, companies must provide notice of and disclose the purposes of the use of personal information; receive the consent of customers when necessary concerning the handling of personal information and other items; establish an operating framework involving the organization, people and technology for the safe management of personal information; and make public fundamental policies regarding the handling of personal information. In accordance with these items, the Group has reviewed how personal information has been handled until now and, on April 1, 2005 when the Personal Information Protection Law was enacted, established policies in response to the law. The Group also took measures to prevent leaks of personal information. However, there is no assurance that these measures are adequate. In the event of a personal information leak or that the Group violates the Personal Information Protection Law, the Group could be subject to sanctions as well as a loss in public trust. These events could have an impact on the Group's operating results.

b. Amendment of Judicial Scrivener Law

Amendments to the Judicial Scrivener Law that were enacted on April 1, 2003 extended the scope of judicial scriveners to act as legal representatives, just as an attorney, in courts for mediations, civil suits and other matters (for payment of damages of not more than ¥1,400,000) that can be handled by summary courts. Due to these amendments and the extended scope of activity of judicial scriveners, there has been an increase in the number of lawsuits, liability reorganizations and other matters that are handled using judicial scriveners as legal representatives. The resulting extension in the loan repayment plans of the AIFUL Group and growth in bad debts may have an impact on the Group's operating results.

c. Amendment of Bankruptcy Law

Amendments to the Bankruptcy Law were enacted on January 1, 2005. The amendments simplify and speed bankruptcy proceedings. If these amendments raise the number of bankruptcy filings, there could be growth in the volume of bad debts, resulting in an impact on the Group's operating results.

d. Possible increase in customers' reorganization of liabilities due to enactment of Special Conciliation Law and amendments to Civil Rehabilitation Law

The Law Concerning Special Conciliation for Promotion of Reorganization of Special Liabilities was enacted on February 17, 2000. This law provides for revisions in payment dates and other adjustments in liabilities based on negotiations with debtors that may soon no longer make payments on debt. Such negotiations are handled by a judge and a mediation committee composed of civil mediators with specialized knowledge and experience in law, taxes, finance, corporate finance, asset evaluations and other matters as required in accordance with the nature of the debtor's business operations. Furthermore, during the mediation process, debtors may ask for the suspension of civil proceedings regarding their assets.

Amendments to the Civil Rehabilitation Law that were enacted on April 1, 2001 provided a number of options for extending repayments of loans to individuals in an economically insolvent state without the receipt of a declaration of insolvency. One of the options does not require the approval of the rehabilitation plan by the lender. In certain cases, special conditions for housing loans can be applied to avoid the need to relinquish ownership of a house for which a home loan is outstanding.

Due to the enactment of these laws, there has been an increase in the number of individuals (including customers of AIFUL) who request legal protection from lenders. This situation may lead to an increase in extensions of loan repayment periods and loans that cannot be recovered, events that could have an impact on the Group's operating results.

e. Law Concerning Issuance of Bonds by Finance Companies for Moneylending

Enactment in May 1999 of the Law Concerning Issuance of Bonds by Finance Companies for Moneylending eased restrictions that had been imposed on the AIFUL Group and other so-called non-banks in Japan on the issuance of bonds. This law made it possible to use proceeds from bonds to fund moneylending operations in cases where companies have registered as specified finance companies as prescribed by the law.

AIFUL and its subsidiary LIFE have registered under this law as specified finance companies. As of March 31, 2005, aggregate bonds outstanding at these two companies were ¥478,890 million (face value).

2. FUND PROCUREMENT

Trends in interest rates on loans

a. Interest rate fluctuation risk

Interest rates on funds procured change along with shifts in market conditions and other factors. To minimize exposure to the resulting risks, the Group establishes hedges against higher interest rates by using interest rate caps and swaps. However, a future increase in interest rates could have an impact on results of operations.

b. Fund procurement activities and diversification

The Group is diversifying its sources of funds, procuring funds through loans from financial institutions, syndicated loans, bonds, commercial paper, asset-backed securities and other means. Although the Group currently is experiencing no difficulty procuring funds for its loan business, a general reluctance of financial institutions to extend credit, a worsening in loan terms or reduction in loans due to a deterioration in the Group's credit standing, and other similar events could make it difficult to procure funds under current terms, having a negative impact on results of operations.

3. TRENDS IN OPERATING RESULTS

The AIFUL Group has sustained consistent growth in revenue and earnings. This growth has been due to the Group's diversification beyond consumer loans to include home equity loans and small business loans; addition of the consumer credit and credit card businesses; and other diversification moves including the provision of guarantees for bank loans and the acquisition of businesses. On the other hand, the competitive environment is changing due to a shift in the structure of the market served by the Group. In the past, competition was restricted to companies specializing in consumer loans. Now, there is an intensely competitive, unified market for consumer credit, including loans, that includes banks, credit card companies, *Shinpan* companies and consumer finance companies. At the same time, growth in personal bankruptcies is causing a large increase in bad debts in the consumer finance industry. Since July 2003, the growth rate in bankruptcies has been declining, and the number of bankruptcies has been below prior-year

levels each month since November 2003. However, unemployment remains high due to deterioration in the personal income and employment environments. The number of personal bankruptcies is thus expected to remain high as long as income levels continue to weaken.

Changes of this nature in the market environment could have an impact on operating results.

4. DISRUPTION, MALFUNCTIONS AND OTHER PROBLEMS CONCERNING DATA NETWORK SYSTEMS, INTERNET SYSTEMS AND OTHER TECHNOLOGICAL SYSTEMS

The AIFUL Group relies on internal and external information as well as technological systems to manage its business operations. The Group is becoming even more reliant on software systems and networks in order to manage the various types of data, including customer information and account data, that make up the Group's operations.

Hardware and software used by the Group are vulnerable to problems resulting from human error, natural catastrophes, power interruptions, computer viruses and similar types of events, as well as to interruptions in third-party support services, such as those of telephone companies and Internet service providers.

A disruption, malfunction, delay or other problem involving information or technological systems may have a detrimental effect on the Group's operating results due to a decline in the number of accounts by new customers, a delay in loan repayments, a loss in customers' trust in the Group's businesses and other effects.

The Group maintains back-up systems for its hardware and communications equipment, making it possible to minimize damages caused when a problem occurs. However, earthquakes, typhoons and other natural catastrophes may force the Group to suspend its business operations.

5. SIGNIFICANT LAWSUITS AND LITIGATION

At present, the AIFUL Group is involved in no significant legal disputes. However, the Group is aware of recent media reports that certain organizations have requested that administrative actions be taken against the Group due to certain of its manner to collect receivables from its borrowers. The details of the claims of these organizations are not clear at this time, but these allegations might lead to any litigation or other legal actions against the Group in future. Such actions, if any, could cause the Group to incur unexpected costs. If any such legal action is commenced against the Group and reported through media to the public, there is certain risk that the creditworthiness of the Group may be deteriorated, thereby adversely affecting the ability of the Group to acquire new customers, its share price on the market, and its funding capability, in any of which cases the financial condition or results of operation of the Group may be adversely affected.

FINANCIAL SECTION

CONTENTS

CONSOLIDATED BALANCE SHEETS

AIFUL Corporation and Consolidated Subsidiaries
March 31, 2005 and 2004

ASSETS	Millions of Yen 2005	Millions of Yen 2004	Thousands of U.S. Dollars (Note 3) 2005
CURRENT ASSETS:			
Cash and cash equivalents	¥ 108,965	¥ 98,329	$ 1,018,364
Time deposits (Note 9)	610	834	5,701
Marketable securities (Note 8)		120	
Trading securities held by venture capital subsidiary (Note 8)	1,622		15,158
Loans (Notes 4 and 9)	1,995,622	1,786,940	18,650,673
Installment accounts receivable (Notes 5 and 9)	192,402	154,285	1,798,150
Loan guarantees (Note 6)	141,407	133,610	1,321,561
Other receivables	18,529	11,215	173,169
Allowance for doubtful loans and receivables	(137,936)	(126,918)	(1,289,121)
Net loans and receivables	2,210,024	1,959,132	20,654,431
Inventories (Notes 7 and 9)	343	318	3,206
Prepaid expenses	4,544	4,415	42,467
Deferred tax assets (Note 12)	30,809	29,312	287,935
Other current assets (Note 9)	54,203	71,609	506,570
Total current assets	2,411,120	2,164,069	22,533,832
PROPERTY AND EQUIPMENT (Note 9):			
Land	15,654	14,635	146,299
Buildings and structures	49,861	45,577	465,991
Machinery and equipment	232	220	2,168
Furniture and fixtures	19,209	16,066	179,523
Construction in progress	219	181	2,047
Total	85,175	76,679	796,028
Accumulated depreciation	(36,923)	(31,200)	(345,075)
Net property and equipment	48,252	45,479	450,953
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 8)	24,116	18,716	225,383
Investments in and advances to unconsolidated subsidiaries and associated companies	7,392	7,353	69,084
Claims in bankruptcy (Note 4)	28,536	23,661	266,692
Allowance for advances to an unconsolidated subsidiary and claims in bankruptcy	(21,547)	(18,839)	(201,374)
Goodwill, net	11,007	14,370	102,869
Software, net	19,806	21,050	185,103
Long-term loans receivables (less current portion)	1,110	1,158	10,374
Lease deposits	12,195	10,777	113,972
Long-term prepayments	5,804	7,758	54,243
Deferred tax assets (Note 12)	4,288	14,782	40,075
Deferred losses on hedging instruments, mainly interest rate swaps (Note 14)	18,971	18,975	177,299
Other assets	3,236	3,452	30,243
Total investments and other assets	114,914	123,213	1,073,963
TOTAL	¥2,574,286	¥2,332,761	$24,058,748

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2005	Millions of Yen 2004	Thousands of U.S. Dollars (Note 3) 2005
CURRENT LIABILITIES:			
Short-term borrowings (Note 9)	¥ 71,695	¥ 62,035	$ 670,047
Current portion of long-term debt (Note 9)	530,661	498,204	4,959,449
Trade notes payable	11,154	11,139	104,243
Trade accounts payable (Note 9)	27,529	23,526	257,280
Obligation under loan guarantees (Note 6)	141,407	133,610	1,321,561
Income taxes payable	23,597	25,846	220,533
Accrued expenses	10,239	9,358	95,692
Other current liabilities (Notes 5 and 6)	42,583	39,614	397,971
Total current liabilities	858,865	803,332	8,026,776
LONG-TERM LIABILITIES:			
Long-term debt (less current portion) (Note 9)	1,071,102	953,573	10,010,299
Liability for retirement benefits (Note 10)	2,107	3,681	19,692
Interest rate swaps (Note 14)	17,835	18,832	166,682
Other long-term liabilities	1,639	1,157	15,318
Total long-term liabilities	1,092,683	977,243	10,211,991
MINORITY INTERESTS	5,385	4,682	50,327
SHAREHOLDERS' EQUITY (Notes 11 and 16):			
Common stock,			
authorized, 373,500,000 shares;			
issued, 94,690,000 shares	83,317	83,317	778,664
Capital surplus -			
Additional paid-in capital	104,126	104,126	973,140
Retained earnings	427,610	357,706	3,996,355
Net unrealized gain on available-for-sale securities	5,364	4,417	50,131
Total	620,417	549,566	5,798,290
Treasury stock, at cost			
284,465 shares in 2005 and 222,866 shares in 2004	(3,064)	(2,062)	(28,636)
Total shareholders' equity	617,353	547,504	5,769,654
TOTAL	¥2,574,286	¥2,332,761	$24,058,748

CONSOLIDATED STATEMENTS OF INCOME

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2005	2004	2005
INCOME:			
Interest on loans	¥466,430	¥429,513	$4,359,159
Interest on credit card shopping loans	9,091	8,140	84,963
Interest on per-item shopping loans	17,201	15,508	160,757
Interest on loan guarantees	7,088	5,562	66,243
Interest on deposits, securities and other	327	236	3,056
Recovery of loans previously charged off	7,720	6,778	72,150
Gain on exemption from pension obligation of the governmental program (Note 10)	208	4,026	1,944
Gain on transfer of pension plans (Note 10)	208		1,944
Other income	12,464	9,710	116,484
Total income	520,737	479,473	4,866,700
EXPENSES:			
Interest on borrowings	35,612	34,712	332,822
Charge-offs and provision for doubtful loans and receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	155,466	157,349	1,452,953
Salaries and other employees' benefits	52,547	48,076	491,094
Advertising expenses	23,670	19,963	221,215
Rental expenses	23,362	23,532	218,336
Commissions and fees	25,556	21,502	238,841
Depreciation and amortization	16,959	15,539	158,495
Provision for employees' retirement benefits (Note 10)	2,098	679	19,607
Provision for retirement benefits to directors and corporate auditors	95	137	888
Other expenses	55,930	54,170	522,711
Total expenses	391,295	375,659	3,656,962
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	129,442	103,814	1,209,738
INCOME TAXES (Note 12):			
Current	41,025	46,174	383,411
Deferred	11,990	(5,158)	112,056
Total income taxes	53,015	41,016	495,467
MINORITY INTERESTS IN NET INCOME	704	250	6,579
NET INCOME	¥ 75,723	¥ 62,548	$ 707,692

	Yen		U.S. Dollars
AMOUNTS PER COMMON SHARE (Notes 2.q and 15):			
Basic net income	¥533.57	¥440.65	$4.99
Diluted net income	533.53		4.99
Cash dividends applicable to the year	60.00	60.00	0.56

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2005 and 2004

	Thousands	Millions of Yen				
	Number of Shares of Common Stock Issued	Common Stock	Capital Surplus Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT APRIL 1, 2003	94,690	¥83,317	¥104,126	¥300,924	¥ (323)	¥(2,053)
Net income				62,548		
Cash dividends paid, ¥60 per share				(5,668)		
Bonuses to directors and corporate auditors				(98)		
Net unrealized gain on available-for-sale securities					4,740	
Net increase in treasury stock (1,228 shares)						(9)
BALANCE AT MARCH 31, 2004	94,690	83,317	104,126	357,706	4,417	(2,062)
Net income				75,723		
Cash dividends paid, ¥60 per share				(5,670)		
Bonuses to directors and corporate auditors				(107)		
Net loss on disposal of treasury stock				(42)		
Net unrealized gain on available-for-sale securities					947	
Net increase in treasury stock (61,599 shares)						(1,002)
BALANCE AT MARCH 31, 2005	94,690	¥83,317	¥104,126	¥427,610	¥5,364	¥(3,064)

	Thousands of U.S. Dollars (Note 3)				
	Common Stock	Capital Surplus Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT MARCH 31, 2004	$778,664	$973,140	$3,343,046	$41,280	$(19,271)
Net income			707,692		
Cash dividends paid, $0.56 per share			(52,991)		
Bonuses to directors and corporate auditors			(1,000)		
Net loss on disposal of treasury stock			(392)		
Net unrealized gain on available-for-sale securities				8,851	
Net increase in treasury stock (61,599 shares)					(9,365)
BALANCE AT MARCH 31, 2005	$778,664	$973,140	$3,996,355	$50,131	$(28,636)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2005	2004	2005
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥ 129,442	¥ 103,814	$ 1,209,738
Adjustments for:			
Income taxes - paid	(44,256)	(57,956)	(413,607)
Depreciation and amortization	16,959	15,539	158,495
Increase in allowance for doubtful loans and receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	5,002	13,627	46,748
Decrease in liability for employees' retirement benefits	(1,556)	(1,080)	(14,542)
Amortization of bonds issue costs	591	504	5,523
Loss on write-down of investment securities	499	601	4,664
Loss on sales of property and equipment, net	376	260	3,514
Loss on disposal of property and equipment	549	668	5,131
Gain on exemption from pension obligation of the governmental program	(208)	(4,026)	(1,944)
Gain on transfer of pension plans	(208)		(1,944)
Changes in assets and liabilities, net of effects from newly consolidated subsidiaries:			
Increase in loans	(134,435)	(116,159)	(1,256,402)
Increase in installment accounts receivable	(38,117)	(6,429)	(356,234)
Decrease in trading securities held by venture capital subsidiary	506		4,729
(Increase) decrease in other receivables	(7,314)	1,752	(68,355)
Increase in claims in bankruptcy	(4,875)	(6,297)	(45,561)
(Increase) decrease in inventories	(22)	177	(206)
Decrease (increase) in prepaid expenses	83	(121)	776
Decrease (increase) in long-term prepayments	1,815	(230)	16,963
Decrease in other current assets	5,207	3,871	48,664
Increase in other current liabilities	6,175	4,708	57,710
Other – net	378	4,042	3,532
Total adjustments	(192,851)	(146,549)	(1,802,346)
Net cash used in operating activities	(63,409)	(42,735)	(592,608)
INVESTING ACTIVITIES:			
Capital expenditures	(9,308)	(17,016)	(86,991)
Decrease in loans	7,984	18,523	74,617
Purchases of investment securities	(4,025)	(308)	(37,617)
Acquisitions of subsidiaries (net of cash acquired)	(9,897)		(92,495)
Decrease in investment in trust	1,000	2,000	9,346
Other – net	3,035	3,172	28,364
Net cash provided by (used in) investing activities - (Forward)	¥ (11,211)	¥ 6,371	$ (104,776)

(Continued)

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2005	2004	2005
Net cash provided by (used in) investing activities - (Forward)	¥ (11,211)	¥ 6,371	$ (104,776)
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	835	(6,831)	7,804
Proceeds from long-term debt (net of bonds issue costs)	742,880	620,815	6,942,804
Repayments of long-term debt	(656,683)	(605,610)	(6,137,224)
Cash dividends paid	(5,670)	(5,668)	(52,991)
Acquisition of treasury stock	(1,044)	(9)	(9,757)
Proceeds from minority shareholders upon capital increase of subsidiary		400	
Net cash provided by financing activities	80,318	3,097	750,636
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(6)	(47)	(56)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,692	(33,314)	53,196
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARY, BEGINNING OF YEAR	4,944		46,206
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	98,329	131,643	918,962
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 108,965	¥ 98,329	$ 1,018,364
NONCASH INVESTING ACTIVITIES:			
During the year ended March 31, 2005, the Company acquired Wide Corporation and TCM. Co. Ltd as follows:			
Assets acquired	¥ 87,604		$ 818,729
Liabilities assumed	(75,338)		(704,093)
Goodwill	4,584		42,841
Cash paid for the capital	16,850		157,477
Acquired cash and cash equivalents	(6,953)		(64,982)
Net cash used in acquisition of subsidiaries	¥ 9,897		$ 92,495

See notes to consolidated financial statements.

(Concluded)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2005 and 2004

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassification have been made in the 2004 financial statements to conform to the classification used in 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation – The consolidated financial statements include the accounts of Aiful Corporation (the "Company") and its significant subsidiaries (ten in 2005 and nine in 2004) (together, the "Group"). Consolidation of the remaining subsidiaries would not have a material effect on the accompanying consolidated financial statements.

On April 1, 2004, Tryto Corporation was formed through the integration of consolidated subsidiaries, Happy Credit Corporation, Shinwa Co., Ltd. and Sanyo Shinpan Co., Ltd.

Wide Corporation ("Wide") and TCM. Co. Ltd ("TCM"), which engage in consumer finance, became wholly owned subsidiaries of the Company effective June 30, 2004 and February 21, 2005, respectively. The accounts of Wide, TCM and New Frontier Partners Co., Ltd., a venture capital, were newly consolidated for the year ended March 31, 2005.

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in the remaining unconsolidated subsidiaries (three in 2005 and four in 2004) and associated companies (two in 2005 and one in 2004) are accounted for on the cost basis because the effect on the consolidated financial statements of not applying the equity method is immaterial.

Goodwill on acquisition of subsidiaries is amortized using the straight line method over ten years. However, when the excess of cost over net assets of subsidiaries acquired is not material, it is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. Cash Equivalents – Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

c. Inventories – Inventories include property for sale and supplies. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method as applied to property and equipment. Supplies are stated at the most recent purchase price, which approximates cost determined by the first-in, first-out method.

d. Marketable securities, Trading securities held by venture capital subsidiary and Investment securities – Marketable securities, trading securities held by venture capital and investment securities are classified and accounted for, depending on management's intent, as follows: i) trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings, ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average cost method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method.

Investments in limited liability investment partnerships and other similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the most recent available financial statements of the partnerships.

For other than temporary declines in fair value, marketable and investment securities are reduced to net realizable value by a charge to income.

e. Property and Equipment – Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 2 to 62 years for buildings and structures, from 2 to 15 years for machinery and equipment and from 2 to 20 years for furniture and fixtures.

f. Software – Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

g. Liability for Retirement Benefits – The Group accounted for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

Certain consolidated subsidiaries have defined benefit plans at March 31, 2005.

Prior to September 30, 2004, the Company and certain consolidated subsidiaries had contributory and non-contributory funded defined benefits pension plans covering substantially all employees. Effective October 1, 2004, the Company and certain consolidated subsidiaries established a defined contribution pension plan and a prepaid retirement benefits plan, and terminated the above defined benefits plans. Contributions to the defined contribution plan and payments to prepaid retirement benefits plan are charged to income when incurred. See Note 10.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date.

h. Allowances for Doubtful Accounts – The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the accounts outstanding.

i. Leases – All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

j. Income Taxes – The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. Appropriations of Retained Earnings – Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

l. Foreign Currency Transactions – All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income.

m. Revenue recognition :

Interest on Loans – Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Group records accrued interest to the extent that the realization of such income is considered to be certain.

Interest on credit card shopping loans, Interest on per-item shopping loans – Fees from customers and member stores applying the add-on method are generally recorded collectively as unearned income when credit contracts become effective and are recognized in equal installments over the lives of contracts. Fees from customers applying the remaining principal method or revolving method are generally recognized in equal installments over the lives of contracts.

n. Interest on Borrowings – Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

o. Bonds Issue Costs – Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

p. Derivatives and Hedging Activities – The Group uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps and caps, and currency swaps contracts are utilized by the Group to reduce interest rate and foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposure in principal and interest payments of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts are recognized and included in interest expense or income.

q. Per Share Information – Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised or converted into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year, which is not retroactively adjusted for stock splits.

r. **New Accounting Pronouncements** – In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Company expects to adopt such accounting standards effective April 1, 2005 and is currently in the process of assessing the effect of their adoption.

3. TRANSLATION INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107 to $1, the approximate rate of exchange at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

4. LOANS

Loans at March 31, 2005 and 2004 consisted of the following (before allowance for doubtful loans):

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Unsecured	¥1,622,032	¥1,477,430	$15,159,177
Secured	352,214	346,183	3,291,720
Small business loans	120,956	84,042	1,130,430
Total	¥2,095,202	¥1,907,655	$19,581,327
Off-balance sheet securitized loans	(99,580)	(120,715)	(930,654)
Net	¥1,995,622	¥1,786,940	$18,650,673

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Law.

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Loans in legal bankruptcy	¥ 31,020	¥ 28,637	$ 289,907
Nonaccrual loans	60,283	52,452	563,392
Accruing loans contractually past due three months or more as to principal or interest payments	21,049	17,820	196,720
Restructured loans	62,784	50,917	586,766
Total	¥175,136	¥149,826	$1,636,785

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowance for claims in bankruptcy is stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, and those other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

The securitized loans, which were not recognized on the balance sheets, amounted to ¥99,580 million ($930,654 thousand) and ¥120,715 million at March 31, 2005 and 2004, respectively.

At March 31, 2005 and 2004, the Group had the balances related to revolving loan contracts of ¥1,931,164 million ($18,048,262 thousand) and ¥1,496,120 million, respectively, whereby a commitment is set up for each loan customer and the Group is obligated to advance funds up to a predetermined amount upon request. At March 31, 2005 and 2004, the balances of unadvanced commitments were ¥5,182,848 million ($48,437,832 thousand) and ¥4,784,929 million, respectively. The loan contract contains provisions that allow the Group to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

5. INSTALLMENT ACCOUNTS RECEIVABLE

Installment accounts receivable and unearned income, included in other current liabilities, at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen				Thousands of U.S. Dollars	
	2005		2004		2005	
	Receivables	Unearned Income	Receivables	Unearned income	Receivables	Unearned income
Credit card shopping loans	¥ 79,623	¥ 533	¥ 71,528	¥ 378	$ 744,140	$ 4,981
Per-item shopping loans	197,226	13,646	176,022	9,938	1,843,234	127,533
Other			1			
Total	¥276,849	¥14,179	¥247,551	¥10,316	$2,587,374	$132,514
Off-balance sheet securitized installment accounts receivable	(84,447)		(93,266)		(789,224)	
Net	¥192,402	¥14,179	¥154,285	¥10,316	$1,798,150	$132,514

In addition, the Group has unearned income of ¥30 million ($280 thousand) and ¥83 million at March 31, 2005 and 2004, respectively, related to loans other than those shown in the above table.

6. LOAN GUARANTEES AND OBLIGATIONS UNDER LOAN GUARANTEES

The Group, as guarantor, recorded loan guarantees as a contra account of obligations under loan guarantees. Unearned income relating to loan guarantees was ¥315 million ($2,944 thousand) and ¥428 million at March 31, 2005 and 2004, respectively, which was included in other current liabilities.

7. INVENTORIES

Inventories at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Property for sale	¥169	¥181	$1,580
Supplies	174	137	1,626
Total	¥343	¥318	$3,206

8. MARKETABLE SECURITIES, TRADING SECURITIES HELD BY VENTURE CAPITAL SUBSIDIARY AND INVESTMENT SECURITIES

Marketable and investment securities at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Current:			
Equity securities	¥ 1,614		$15,084
Government and corporate bonds	8	¥ 120	74
Total	¥ 1,622	¥ 120	$15,158
Non-current:			
Equity securities	¥19,302	¥15,498	$180,392
Other	4,814	3,218	44,991
Total	¥24,116	¥18,716	$225,383

The carrying amounts and fair values of marketable and investment securities at March 31, 2005 and 2004 were as follows:

	Millions of Yen			
	2005			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Trading:				
Equity securities				¥ 1,614
Government and corporate bonds				8
Total				¥ 1,622
Available-for-sale-				
Equity securities	¥8,754	¥9,068	¥201	¥17,621

	Millions of Yen			
	2004			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as-				
Available-for-sale:				
Equity securities	¥6,784	¥7,537	¥345	¥13,976
Debt securities	120			120
Total	¥6,904	¥7,537	¥345	¥14,096

	Thousands of U.S. Dollars			
	2005			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Trading:				
Equity securities				$ 15,084
Government and corporate bonds				74
Total				$ 15,158
Available-for-sale-				
Equity securities	$81,813	$84,748	$1,879	$164,682

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2005 and 2004 were as follows:

	Carrying amount		
	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Available-for-sale:			
Equity securities	¥1,681	¥1,522	$15,710
Investments in limited liability investment partnerships	3,314	1,718	30,972
Other	1,500	1,500	14,019
Total	¥6,495	¥4,740	$60,701

Proceeds from sales of available-for-sale securities for the years ended March 31, 2005 and 2004 were ¥1,644 million ($15,364 thousand) and ¥2,046 million, respectively. Gross realized gains on these sales, computed on the moving average cost basis, were ¥713 million ($6,664 thousand) and ¥738 million for the years ended March 31, 2005 and 2004, respectively, and gross realized losses were ¥170 million ($1,589 thousand) and ¥44 million for the years ended March 31, 2005 and 2004, respectively.

The carrying values of debt securities by contractual maturities is not disclosed because the Company had no such securities at March 31, 2005.

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Commercial paper, 0.18% to 0.25% at March 31, 2004		¥ 5,000	
Loans from banks, 0.70% to 1.70% (0.80% to 2.05% at March 31, 2004)	¥13,400	10,700	$125,234
Loans from other financial institutions, 1.38% to 1.48% (1.48% at March 31, 2004)	11,000	6,000	102,804
Other (principally from leasing and factoring companies), 1.85% to 2.55% (0.18% to 2.65% at March 31, 2004)	47,295	40,335	442,009
Total	¥71,695	¥62,035	$670,047

Long-term debt at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Loans from banks, 0.58% to 3.20%, due serially to 2010 (0.69% to 4.20%, due serially to 2008 at March 31, 2004)	¥ 691,535	¥ 555,428	$ 6,462,944
Loans from other financial institutions, 1.45% to 3.35%, due serially to 2010 (1.45% to 4.00%, due serially to 2008 at March 31, 2004)	236,935	217,432	2,214,813
Syndicated loans, 0.79% to 1.94%, due serially to 2011 (0.89% to 1.87%, due serially to 2009 at March 31, 2004)	107,079	104,878	1,000,738
Unsecured 2.00% to 2.53% yen straight bonds, due 2004		90,000	
Unsecured 0.80% to 2.00% yen straight bonds, due 2005 (0.80% to 2.00% at March 31, 2004)	80,000	80,000	747,664
Unsecured 1.30% to 3.27% yen straight bonds, due 2006 (1.30% to 3.27% at March 31, 2004)	78,500	78,500	733,645
Unsecured 1.66% to 2.51% yen straight bonds, due 2007 (1.66% to 2.51% at March 31, 2004)	43,000	43,000	401,869
Unsecured 0.54% to 2.48% yen straight bonds, due 2008 (1.07% to 2.48% at March 31, 2004)	51,000	50,000	476,636
Unsecured 1.01% to 3.28% yen straight bonds, due 2009 (1.44% to 3.28% at March 31, 2004)	68,000	38,000	635,514
Unsecured 1.25% to 3.00% yen straight bonds, due 2010 (1.25% to 3.00% at March 31, 2004)	30,000	30,000	280,374
Unsecured 1.50% to 1.58% yen straight bonds, due 2011	20,000		186,916
Unsecured 1.20% yen straight bonds, due 2012	10,000		93,458
Unsecured 1.74% yen straight bonds, due 2013 (1.74% at March 31, 2004)	10,000	10,000	93,458
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.80% at March 31, 2005, 1.80% at March 31, 2004)	12,500	12,500	116,822
Unsecured 4.45% U.S. dollar straight bonds, due 2010	52,890		494,299
Unsecured 0.86% medium-term notes, due 2005	4,000	4,000	37,383
Unsecured 2.21% medium-term notes, due 2007	1,000	1,000	9,346
Unsecured 3.00% medium-term notes, due 2008	3,000	3,000	28,037
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	140,187
Other (principally from leasing and factoring companies), 0.79% to 1.95%, due serially to 2010 (0.85% to 2.30%, at March 31, 2004)	¥ 87,274	¥ 119,039	$ 815,645
Total	1,601,763	1,451,777	14,969,748
Less current portion	(530,661)	(498,204)	(4,959,449)
Long-term debt, less current portion	¥1,071,102	¥ 953,573	$10,010,299

Annual maturities of long-term debt at March 31, 2005 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 530,661	$ 4,959,449
2007	438,868	4,101,570
2008	270,977	2,532,495
2009	133,313	1,245,916
2010	150,720	1,408,598
2011 and thereafter	77,224	721,720
Total	¥1,601,763	$14,969,748

At March 31, 2005, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Time deposits	¥ 532	$ 4,972
Loans	855,523	7,995,542
Installment accounts receivable	58,730	548,878
Inventories	113	1,056
Property and equipment, net of accumulated depreciation	2,391	22,346
Total	¥917,289	$8,572,794
Related liabilities:		
Short-term borrowings	¥ 53,240	$ 497,570
Long-term debt (including current portion of long-term debt)	610,313	5,703,860
Trade accounts payable	171	1,598
Total	¥663,724	$6,203,028

The above table includes loans related to securitized loans of ¥344,039 million ($3,215,318 thousand), and related liabilities (long-term debt including current portion) of ¥134,266 million ($1,254,822 thousand).

In addition, if requested by lending financial institutions, the Group has committed to pledge collateral for loans other than those shown in the above table. At March 31, 2005, related liabilities for which lending financial institutions can request the Group to pledge collateral consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Short-term borrowings	¥ 400	$ 3,738
Long-term debt (including current portion of long-term debt)	154,012	1,439,365
Total	¥154,412	$1,443,103

At March 31, 2005, other current assets amounting to ¥4,456 million ($41,645 thousand) were pledged as collateral for the interest rate swap contracts.

A portion of the Company's and Life's syndicated loans are subject to repayment if the Company or Life fails to meet certain financial criteria, such as those relating to minimum tangible net worth levels, specified ratios of liabilities to tangible net worth and to equity, specified asset compositions and minimum recurring income levels, and operating criteria, such as those relating to bad debt charge–off levels. As of March 31, 2005, the Company and Life were in compliance with all of these covenants.

10. RETIREMENT AND PENSION PLANS

The Company and certain consolidated subsidiaries had contributory and non-contributory funded pension plans covering substantially all employees. Under the pension plans, employees terminating their employment were, in most circumstances, entitled to pension payments based on their average pay during their employment, length of service and certain other factors. If the termination was involuntary, employees were usually entitled to larger payments than in the case of voluntary termination.

The contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Company and certain consolidated subsidiaries on behalf of the government and a corporate portion established at the discretion of the Company and certain consolidated subsidiaries. In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company and certain consolidated subsidiaries applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government upon approval.

On September 25, 2003, the Company and certain consolidated subsidiaries obtained approval for exemption from the future obligation by the Ministry of Health, Labor and Welfare. The Company and a certain consolidated subsidiary applied for the transfer of the substitutional portion of past pension obligations to the government and obtained approval by the Ministry of Health, Labor and Welfare on September 30, 2004. The Company and a certain consolidated subsidiary thereafter transferred the substitutional portion of the pension obligations and related assets to the government on March 16, 2005. The Company and a certain consolidated subsidiary recognized a gain on exemption from pension obligation of the governmental program in the amount of ¥208 million ($1,944 thousand) for the year ended March 31, 2005.

According to the enactment of the Defined Contribution Pension Plan Law in October 2001, effective October 1, 2004, the Company and a certain consolidated subsidiary implemented a defined contribution pension plan and prepaid retirement benefits plan while the former qualified defined benefit pensions plan and severance lump-sum payment plan were terminated on September 30, 2004. As of March 31, 2005, the amount of retirement benefits relating to prior services incurred by each employee, which has to be allocated to each employee's accounts has not been finally determined.

One consolidated subsidiary chose to apply the transitional measure of the accounting standard (Article 47-2 of Accounting Committee Report No.13 "Practical Guidelines for Accounting for Retirements Benefits"), which permits the subsidiary to account for the exemption of pension obligations and plan assets related to the substitutional portion as of the date of obtaining approval of exemption (i.e., before the transfer of the related plan assets to the government). The subsidiary obtained approval of exemption from future obligation by the Ministry of Health, Labour and Welfare on September 25, 2003. As a result, the subsidiary recognized a gain on exemption from future and prior pension obligation of the government program in the amount of ¥4,026 million for the year ended March 31, 2004.

Effective October 1, 2004, the Company and certain consolidated subsidiaries established a defined contribution pension plan and prepaid retirement benefits plan, having terminated the defined benefit pension plans. Also, according to the enactment of the Defined Contribution Pension Plan Law in October 2001, a consolidated subsidiary terminated its qualified defined benefit pensions plan and severance lump-sum payment plan on March 31, 2005 and implemented a defined contribution pension plan and prepaid retirement benefits plan on April 1, 2005. For the transfer from a defined benfits plan to a defined contribution pension plan, the consolidated subsidiary applied accounting treatments specified in the guidance issued by the Accounting Standards Board of Japan and the effect of this transfer was to increase income before income taxes and minority interests by ¥208 million ($1,944 thousand) and recorded a gain on transfer of pension plans in the statement of income for the year ended March 31, 2005.

Another consolidated subsidiary terminated its severance lump-sum payment plan and implemented a defined contribution pension plan and prepaid retirement benefits plan.

The liability for retirement benefits includes retirement benefits to directors and corporate auditors of ¥1,420 million ($13,271 thousand) and ¥1,263 million at March 31, 2005 and 2004, respectively.

The liability for employees' retirement benefits at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Projected benefit obligation	¥ 8,237	¥ 14,511	$ 76,981
Fair value of plan assets	(7,033)	(10,919)	(65,729)
Unrecognized actuarial loss	(517)	(1,212)	(4,831)
Net liability	¥ 687	¥ 2,380	$ 6,421
Prepaid pension cost		38	
Liability for employees' retirement benefits	¥ 687	¥ 2,418	$ 6,421

The components of net periodic benefit costs for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Service cost	¥ 762	¥ 1,168	$ 7,121
Interest cost	278	306	2,598
Expected return on plan assets	(183)	(147)	(1,710)
Amortization of prior service cost, net of settlement charge	620	(550)	5,794
Recognized actuarial (gain) loss	242	(98)	2,262
Payments for prepaid retirement benefits plan	150		1,402
Premiums for defined contribution pension plan	229		2,140
Net periodic benefit costs	2,098	679	19,607
Gain on transfer of the substitutional portion of the governmental pension program	(208)	(4,026)	(1,944)
Gain on transfer of pension plans	(208)		(1,944)
Total	¥1,682	¥(3,347)	$15,719

Assumptions used for the years ended March 31, 2005 and 2004 were set forth as follows:

	2005	2004
Discount rate	1.5% to 2.5%	1.5% to 2.5%
Expected rate of return on plan assets	1.5% to 2.0%	1.5% to 2.0%
Amortization period of prior service cost:		
Company	Full amount charged to income as incurred	Full amount charged to income as incurred
One consolidated subsidiary	10 years	10 years
Recognition period of actuarial gain/loss:		
Company	Full amount charged to income as incurred	Full amount charged to income as incurred
One consolidated subsidiary	10 years	10 years

11. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at a general shareholders' meeting.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends. The amount of retained earnings available for dividends under the Code was ¥430,915 million ($4,027,243 thousand) as of March 31, 2005, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved the stock option plan for the Company's directors and key employees. The plan provides for granting options to directors and key employees to purchase the Company's common stock at an exercise price of ¥6,386 per share during the period from July 1, 2003 to June 30, 2006. The maximum number of shares to be issued upon exercise of the options were 67 thousand shares as of March 31, 2005.

At the Shareholders' General Meeting held on June 25, 2004, the Company's shareholders approved the stock option plan for the Company's and subsidiaries' directors and key employees. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥7,774 per share during the period from July 1, 2006 to June 30, 2009. The maximum number of shares to be issued upon exercise of the options were 343 thousand shares as of March 31, 2005.

The Company made a stock split subsequent to the date of the option grants mentioned above, and the number of shares to be issued and exercise price was adjusted based upon a certain formula, as defined.

The Company issues acquired treasury stock upon exercise of the stock options.

Pursuant to the revision of the Japanese Commercial Code, the Company revised its articles of incorporation as the Company could repurchase its common stock as treasury stock by resolution of the Board of Directors.

12. INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% and 41.9% for the years ended March 31, 2005 and 2004, respectively.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from 41.9% to 40.6%, effective for years beginning on or after April 1, 2004.

The deferred tax assets and liabilities which will realize on or after April 1, 2004 are measured at the effective tax rate of 40.6% as at March 31, 2004.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Current Deferred Tax Assets:			
Provision for doubtful loans	¥ 1,584	¥ 7,931	$ 14,804
Charge-offs for doubtful loans	12,519	11,115	117,000
Tax loss carryforwards	10,102	5,379	94,411
Enterprise tax payable	1,494	1,522	13,963
Accrued bonuses	1,724	1,576	16,112
Accrued interest on loans	3,348	1,929	31,290
Other	921	295	8,607
Total	31,692	29,747	296,187
Less valuation allowance	(869)	(429)	(8,121)
Net	30,823	29,318	288,066
Current Deferred Tax Liabilities	14	6	131
Net deferred tax assets	¥30,809	¥29,312	$287,935
Non-current Deferred Tax Assets:			
Tax loss carryforwards	¥ 2,108	¥14,278	$ 19,701
Provision for doubtful loans	669	712	6,252
Depreciation and amortization	3,153	2,453	29,467
Unrealized loss on available-for-sale securities	1,240	86	11,589
Other	2,284	3,188	21,346
Total	9,454	20,717	88,355
Less valuation allowance	(1,535)	(2,915)	(14,346)
Net	7,919	17,802	74,009
Non-current Deferred Tax Liabilities:			
Unrealized gain on available-for-sale securities	3,631	3,004	33,934
Other		16	
Net deferred tax assets	¥ 4,288	¥14,782	$ 40,075

A valuation allowance is established to reduce certain deferred tax assets with respect to deductible temporary differences and net operating loss carryforwards where it is more likely than not that they will not be realized.

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2005 and 2004 was as follows:

	2005	2004
Normal effective statutory tax rates	40.6%	41.9%
Additional taxation on undistributed income		4.9
Expenses not deductible for income taxes purposes	1.7	2.8
Decrease of valuation allowance	(1.4)	(9.7)
Other, net	0.1	(0.4)
Actual effective tax rates	41.0%	39.5%

13. LEASES

The Group leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Total Rental Expenses	Lease Payments Under Finance Leases	Total Rental Expenses	Lease Payments Under Finance Leases
Year Ended March 31:				
2005	¥23,362	¥6,802	$218,336	$63,570
2004	23,532	6,460		

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2005 and 2004 were as follows:

	As of March 31, 2005			
	Millions of Yen			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	¥313	¥19,556	¥9	¥19,878
Accumulated depreciation	170	12,756	3	12,929
Net leased property	¥143	¥ 6,800	¥6	¥ 6,949

	As of March 31, 2004			
	Millions of Yen			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	¥481	¥27,601	¥9	¥28,091
Accumulated depreciation	327	18,649	2	18,978
Net leased property	¥154	¥ 8,952	¥7	¥ 9,113

	As of March 31, 2005			
	Thousands of U.S. Dollars			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	$2,925	$182,767	$84	$185,776
Accumulated depreciation	1,589	119,215	28	120,832
Net leased property	$1,336	$ 63,552	$56	$ 64,944

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Due within one year	¥3,791	¥4,729	$35,430
Due after one year	3,109	4,498	29,056
Total	¥6,900	¥9,227	$64,486

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, computed under a straight-line method and the interest method were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Depreciation expense	¥6,240	¥6,214	$58,318
Interest expense	237	207	2,215

The minimum rental commitments under noncancellable operating leases at March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Due within one year	¥109	¥104	$1,019
Due after one year	141	222	1,318
Total	¥250	¥326	$2,337

14. DERIVATIVES

The Group enters into interest rate swap and cap, and currency swap contracts as a means of managing its principal and interest rate exposures on certain liabilities.

Such derivative transactions are entered into to hedge interest exposures incorporated within its business. Accordingly, market and foreign exchange risks in these derivatives is theoretically offset by opposite movements in the value of hedged liabilities. The Group does not hold or issue derivatives for trading and speculative purposes.

Because the counterparties to these derivatives are limited to major financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies, which regulate the authorization and credit limit amount.

The Group did not disclose market value information about derivative instruments because interest rate swap and cap, and currency swap contracts which qualify for hedge accounting and meet specific matching criteria are permitted to be omitted from disclosure of market value information under Japanese GAAP.

15. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2005 and 2004 is as follows:

	Yen in millions	Thousands of shares	Yen	Dollars
	Net income	Weighted average shares	EPS	
For the year ended March 31, 2005:				
Basic EPS				
Net income available to common shareholders	¥75,596	141,679	¥533.57	$4.99
Effect of Dilutive Securities –				
Stock Options		11		
Diluted EPS				
Net income for computation	¥75,596	141,690	¥533.53	$4.99
For the year ended March 31, 2004:				
Basic EPS				
Net income available to common shareholders	¥62,441	141,702	¥440.65	

Diluted EPS for the year ended March 31, 2004 is not disclosed because it is anti-dilutive.

16. SUBSEQUENT EVENTS

a. Stock Split

On February 21, 2005, the Board of Directors declared a three for two stock split to shareholders of record on March 31, 2005. As a result, the number of the issued and outstanding common stock increased by 47,345,000 shares effective May 23, 2005.

b. Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2005 were approved at the Shareholders' General Meeting held on June 24, 2005:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥30 ($0.28) per share	¥2,832	$26,467
Bonuses to directors and corporate auditors	127	1,187

c. Stock option plan

At the Shareholders' General Meeting held on June 24, 2005, the Company's shareholders approved the following stock option plan:

The plan provides for granting options to directors and key employees of Company and subsidiaries to purchase up to 400 thousand shares of the Company's common stock in the period from July 1, 2007 to June 30, 2010. The options will be granted to purchase common stock at the higher of 103% of the average fair market price for the preceding month of the grant, or the fair market price at the time or grant. The Company plans to grant stock purchase warrants and issue stock upon exercise of the stock options.

17. SEGMENT INFORMATION

Most of the Group's business is related to a single segment, lending. The Group does not operate outside Japan. Accordingly, information about industry and geographic segments was not presented.

Deloitte. Shimbashi & Co.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Aiful Corporation:

We have audited the accompanying consolidated balance sheets of Aiful Corporation and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aiful Corporation and consolidated subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

June 24, 2005

Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 24, 2005

NON-CONSOLIDATED BALANCE SHEETS

AIFUL Corporation
March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
ASSETS	2005	2004	2005
CURRENT ASSETS:			
Cash and cash equivalents	¥ 67,457	¥ 60,376	$ 630,439
Time deposits	78	50	729
Loans (Notes 4 and 7)	1,471,767	1,451,638	13,754,832
Allowance for doubtful loans	(81,928)	(81,693)	(765,682)
Net loans	1,389,839	1,369,945	12,989,150
Inventories (Notes 5 and 7)	169	181	1,579
Prepaid expenses	3,437	3,688	32,121
Deferred tax assets (Note 9)	8,203	13,629	76,664
Other current assets (Note 7)	34,865	52,831	325,841
Total current assets	1,504,048	1,500,700	14,056,523
PROPERTY AND EQUIPMENT:			
Land	5,613	5,613	52,458
Buildings and structures	28,040	28,054	262,056
Machinery and equipment	161	161	1,505
Furniture and fixtures	16,157	15,024	151,000
Construction in progress	209	57	1,953
Total	50,180	48,909	468,972
Accumulated depreciation	(21,685)	(19,265)	(202,664)
Net property and equipment	28,495	29,644	266,308
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 6)	19,319	16,042	180,551
Investments in and advances to subsidiaries (Note 10)	429,978	271,952	4,018,486
Claims in bankruptcy (Note 4)	25,278	22,925	236,243
Allowance for advances to subsidiary and claims in bankruptcy	(19,125)	(18,265)	(178,738)
Software, net	11,113	10,405	103,860
Long-term loans (less current portion)	1,103	1,142	10,308
Lease deposits	8,716	8,118	81,458
Long-term prepayments	3,193	4,774	29,841
Deferred tax assets (Note 9)	14	769	131
Deferred losses on hedging instruments, mainly interest rate swaps	18,971	18,975	177,299
Other assets	2,444	2,895	22,842
Total investments and other assets	501,004	339,732	4,682,281
TOTAL	¥2,033,547	¥1,870,076	$19,005,112

See notes to non-consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2005	Millions of Yen 2004	Thousands of U.S. Dollars (Note 3) 2005
CURRENT LIABILITIES:			
Short-term borrowings (Note 7)	¥ 15,000	¥ 8,500	$ 140,187
Current portion of long-term debt (Note 7)	442,066	417,815	4,131,458
Trade notes payable	4,599	4,162	42,981
Trade accounts payable	5,653	5,349	52,832
Income taxes payable	22,545	24,661	210,701
Accrued expenses	6,952	7,067	64,972
Other current liabilities	1,470	1,252	13,738
Total current liabilities	498,285	468,806	4,656,869
LONG-TERM LIABILITIES:			
Long-term debt (less current portion) (Note 7)	931,549	857,414	8,706,065
Liability for retirement benefits (Note 2.*g*)	1,529	2,027	14,290
Interest rate swaps	17,835	18,832	166,682
Other long-term liabilities	41	92	384
Total long-term liabilities	950,954	878,365	8,887,421
CONTINGENT LIABILITIES (Note 12)			
SHAREHOLDERS' EQUITY (Notes 8 and 14):			
Common stock,			
authorized, 373,500,000 shares;			
issued, 94,690,000 shares	83,317	83,317	778,664
Capital surplus –			
Additional paid-in capital	90,225	90,225	843,224
Retained earnings:			
Legal reserve	1,566	1,566	14,636
Unappropriated	406,979	345,497	3,803,542
Net unrealized gain on available-for-sale securities	5,285	4,362	49,392
Total	587,372	524,967	5,489,458
Treasury stock, at cost – 284,465 shares in 2005			
and 222,866 shares in 2004	(3,064)	(2,062)	(28,636)
Total shareholders' equity	584,308	522,905	5,460,822
TOTAL	¥2,033,547	¥1,870,076	$19,005,112

NON-CONSOLIDATED STATEMENTS OF INCOME

AIFUL Corporation
Years Ended March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2005	2004	2005
INCOME:			
Interest on loans	¥330,529	¥326,979	$3,089,056
Interest on deposits, securities and other (Note 10)	4,325	3,961	40,421
Sales of property for sale		50	
Recovery of loans previously charged off	4,090	3,739	38,224
Gain on exemption from pension obligation of the governmental program	208		1,944
Other income	8,005	5,495	74,813
Total income	347,157	340,224	3,244,458
EXPENSES:			
Interest on borrowings	29,835	31,187	278,832
Charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy	97,385	109,221	910,140
Salaries and other employees' benefits	28,478	28,651	266,150
Advertising expenses	14,979	13,697	139,991
Rental expenses	14,016	13,926	130,991
Commissions and fees	11,967	10,833	111,841
Supplies	1,028	1,859	9,607
Depreciation and amortization	6,752	4,874	63,103
Provision for employees' retirement benefits	1,369	11	12,794
Provision for retirement benefits to directors and corporate auditors	76	121	710
Other expenses	28,506	27,883	266,411
Total expenses	234,391	242,263	2,190,570
INCOME BEFORE INCOME TAXES	112,766	97,961	1,053,888
INCOME TAXES (Note 9):			
Current	39,914	44,918	373,028
Deferred	5,551	(43)	51,879
Total income taxes	45,465	44,875	424,907
NET INCOME	¥ 67,301	¥ 53,086	$ 628,981

	Yen		U.S. Dollars
AMOUNTS PER COMMON SHARE (Notes 2.q and 13):			
Basic net income	¥474.13	¥373.88	$4.43
Diluted net income	474.09		4.43
Cash dividends applicable to the year	60.00	60.00	0.56

See notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AIFUL Corporation
Years Ended March 31, 2005 and 2004

	Thousands	Millions of Yen					
			Capital Surplus	Retained Earnings			
	Number of Shares of Common Stock Issued	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT APRIL 1, 2003	94,690	¥83,317	¥90,225	¥1,566	¥298,177	¥ (398)	¥(2,053)
Net income					53,086		
Cash dividends paid, ¥60 per share					(5,668)		
Bonuses to directors and corporate auditors					(98)		
Net unrealized gain on available-for-sale securities						4,760	
Net increase in treasury stock (1,228 shares)							(9)
BALANCE AT MARCH 31, 2004	94,690	¥83,317	¥90,225	¥1,566	¥345,497	¥4,362	¥(2,062)
Net income					67,301		
Cash dividends paid, ¥60 per share					(5,670)		
Bonuses to directors and corporate auditors					(107)		
Net loss on disposal of treasury stock					(42)		
Net unrealized gain on available-for-sale securities						923	
Net increase in treasury stock (61,599 shares)							(1,002)
BALANCE AT MARCH 31, 2005	94,690	¥83,317	¥90,225	¥1,566	¥406,979	¥5,285	¥(3,064)

	Thousands of U.S. Dollars (Note 3)					
		Capital Surplus	Retained Earnings			
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT MARCH 31, 2004	$778,664	$843, 224	$14,636	$3,228,944	$40,766	$(19,271)
Net income				628,981		
Cash dividends paid, $0.56 per share				(52,991)		
Bonuses to directors and corporate auditors				(1,000)		
Net loss on disposal of treasury stock				(392)		
Net unrealized gain on available-for-sale securities					8,626	
Net increase in treasury stock (61,599 shares)						(9,365)
BALANCE AT MARCH 31, 2005	$778,664	$843, 224	$14,636	$3,803,542	$49,392	$(28,636)

See notes to non-consolidated financial statements.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

AIFUL Corporation
Years Ended March 31, 2005 and 2004

1. BASIS OF PRESENTING NON-CONSOLIDATED FINANCIAL STATEMENTS

The accompanying non-consolidated financial statements of Aiful Corporation (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (Japanese GAAP), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with Japanese GAAP.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's non-consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassifications have been made in the 2004 financial statements to conform to the classifications used in 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Non-Consolidation – The non-consolidated financial statements do not include the accounts of subsidiaries. Investments in subsidiaries and associated companies are stated at cost.

b. Cash Equivalents – Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

c. Inventories – Inventories include property for sale. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method, as applied to property and equipment.

d. Marketable and Investment Securities – Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: i) investment securities in subsidiaries and associated companies, are reported at cost, and ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, marketable and investment securities are reduced to net realizable value by a charge to income.

Investments in limited liability investment partnerships and other similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

e. Property and Equipment – Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 3 to 50 years for buildings and structures, from 13 to 15 years for machinery and equipment and from 3 to 20 years for furniture and fixtures.

f. Software – Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

g. Liability for Retirement Benefits – The Company had contributory and non-contributory funded pension plans covering substantially all employees. Under the pension plans, employees terminating their employment were, in most circumstances, entitled to pension payments based on their average pay during their employment, length of service and certain other factors. If the termination was involuntary, employees were usually entitled to larger payments than in the case of voluntary termination.

The Company accounted for the net liability for retirement benefits based on projected benefit obligation and plan assets at the balance sheet date.

The contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Company on behalf of the government and a corporate portion established at the discretion of the Company. In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government upon approval. On September 25, 2003, the Company obtained approval for exemption from the future obligation by the Ministry of Health, Labor and Welfare.

The Company applied for the transfer of the substitutional portion of past pension obligations to the government and obtained approval by the Ministry of Health, Labor and Welfare on September 30, 2004.

The Company thereafter transferred the substitutional portion of the pension obligations and related assets to the government on March 16, 2005. The Company recognized a gain on exemption from pension obligation of governmental program in the amount of ¥208 million ($1,944 thousand) for the year ended March 31, 2005.

According to the enactment of the Defined Contribution Pension Plan Law in October 2001, effective October 1, 2004, the Company implemented a defined contribution pension plan and prepaid retirement benefits plan while the former qualified defined benefit pensions plan and severance lump-sum payment plan were terminated on September 30, 2004. As of March 31, 2005, the amount of retirement benefits relating to prior services incurred by each employee, which has to be allocated to each employee's accounts has not been finally determined. Contributions to the defined contribution plan and payments to prepaid retirement benefits plan are charged to income when incurred.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date.

The balances of retirement benefits include those to directors and corporate auditors in the amount of ¥1,210 million ($11,308 thousand) and ¥1,221 million for the years ended March 31, 2005 and 2004, respectively.

h. Allowances for Doubtful Loans – The allowance for doubtful loans is stated in amounts considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

i. Leases – All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's non-consolidated financial statements.

j. Income Taxes – The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. Appropriations of Retained Earnings – Appropriations of retained earnings are reflected in the non-consolidated financial statements for the following year upon shareholders' approval.

l. Foreign Currency Transactions – All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the non-consolidated statements of income.

m. Interest on Loans – Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest to the extent that the realization of such income is considered to be certain.

n. Interest on Borrowings – Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

o. Bonds Issue Costs – Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

p. Derivatives and Hedging Activities – The Company uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps and caps, and currency swaps contracts are utilized by the Company to reduce interest rate and foreign currency exchange risks. The Company does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the non-consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposures in principal and interest payment of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts are recognized and included in interest expense or income.

q. Per Share Information – Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying non-consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year, which is not retroactively adjusted for stock splits.

r. New Accounting Pronouncements – In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Company expects to adopt such accounting standards on April 1, 2005 and is currently in the process of assessing the effect of their adoption.

3. TRANSLATION INTO UNITED STATES DOLLARS

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107 to $1, the approximate rate of exchange at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

4. LOANS

Loans at March 31, 2005 and 2004 consisted of the following (before allowance for doubtful loans):

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Unsecured	¥1,093,663	¥1,081,058	$10,221,150
Secured	345,180	342,637	3,225,981
Small business loans	32,924	27,943	307,701
Total	¥1,471,767	¥1,451,638	$13,754,832

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Law.

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Loans in legal bankruptcy	¥ 28,145	¥ 26,108	$ 263,037
Nonaccrual loans	48,221	42,141	450,664
Accruing loans contractually past due three months or more as to principal or interest payments	12,101	12,376	113,093
Restructured loans	40,196	37,260	375,664
Total	¥128,663	¥117,885	$1,202,458

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, and those other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

At March 31, 2005 and 2004, the Company had the balances related to revolving loan contracts of ¥1,365,871 million ($12,765,150 thousand) and ¥1,083,951 million, respectively, whereby a commitment is set up for each loan customer, and the Company is obligated to advance funds up to a predetermined amount upon request. At March 31, 2005 and 2004, the balances of unadvanced commitments were ¥549,903 million ($5,139,280 thousand) and ¥535,216 million, respectively. The loan contract contains provisions that allow the Company to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

5. INVENTORIES

Inventories at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Property for sale	¥169	¥181	$1,579

6. MARKETABLE AND INVESTMENT SECURITIES

Disclosure of cost and fair value of marketable and investment securities at March 31, 2005 and 2004 is not presented herein, as such information is permitted to be omitted if disclosed in consolidated financial statements under Japanese GAAP.

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Loans from banks, 0.70% to 0.74% (0.80% to 1.05% at March 31, 2004)	¥10,000	¥6,500	$ 93,458
Loans from other financial institutions, 1.38% to 1.48% (1.48% at March 31, 2004)	5,000	2,000	46,729
Total	¥15,000	¥8,500	$140,187

Long-term debt at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Loans from banks, 0.58% to 3.20%, due serially to 2010 (0.69% to 4.20%, due serially to 2008 at March 31, 2004)	¥ 530,924	¥ 446,258	$ 4,961,907
Loans from other financial institutions, 1.45% to 3.35%, due serially to 2010 (1.45% to 4.00%, due serially to 2008 at March 31, 2004)	199,789	194,767	1,867,187
Syndicated Loans, 0.79% to 1.94%, due serially to 2011 (0.89% to 1.87%, due serially to 2009 at March 31, 2004)	94,304	87,603	881,346
Unsecured 2.00% to 2.53% yen straight bonds, due 2004		90,000	
Unsecured 0.80% to 2.00% yen straight bonds, due 2005 (0.80% to 2.00%, at March 31, 2004)	80,000	80,000	747,664
Unsecured 1.30% to 3.27% yen straight bonds, due 2006 (1.30% to 3.27% at March 31, 2004)	78,500	78,500	733,645
Unsecured 1.66% to 2.51% yen straight bonds, due 2007 (1.66% to 2.51% at March 31, 2004)	43,000	43,000	401,869
Unsecured 0.54% to 2.48% yen straight bonds, due 2008 (1.07% to 2.48% at March 31, 2004)	51,000	50,000	476,636
Unsecured 1.01% to 3.28% yen straight bonds, due 2009 (1.98% to 3.28% at March 31, 2004)	58,000	28,000	542,056
Unsecured 1.25% to 3.00% yen straight bonds, due 2010 (1.25% to 3.00% at March 31, 2004)	30,000	30,000	280,374
Unsecured 1.50% to 1.58% yen straight bonds, due 2011	20,000		186,916
Unsecured 1.20% yen straight bonds, due 2012	10,000		93,458
Unsecured 1.74% yen straight bonds, due 2013 (1.74% at March 31, 2004)	10,000	10,000	93,458
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.80% at March 31, 2005, 1.80% at March 31, 2004)	12,500	12,500	116,822
Unsecured 4.45% U.S. dollar straight bonds, due 2010	52,890		494,299
Unsecured 0.86% medium-term notes, due 2005	4,000	4,000	37,383
Unsecured 2.21% medium-term notes, due 2007	1,000	1,000	9,346
Unsecured 3.00% medium-term notes, due 2008	3,000	3,000	28,037
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	140,187
Other (principally from leasing and factoring companies), 0.79% to 1.90%, due serially to 2010 (0.85% to 2.30%, at March 31, 2004)	79,708	101,601	744,933
Total	1,373,615	1,275,229	12,837,523
Less current portion	(442,066)	(417,815)	(4,131,458)
Long-term debt, less current portion	¥ 931,549	¥ 857,414	$ 8,706,065

Annual maturities of long-term debt at March 31, 2005 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 442,036	$ 4,131,458
2007	363,282	3,395,159
2008	233,164	2,179,103
2009	111,237	1,039,598
2010	146,642	1,370,485
2011 and thereafter	77,224	721,720
Total	¥1,373,615	$12,837,523

At March 31, 2005, the following assets were pledged as collateral for long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Loans	¥712,805	$6,661,729
Inventories	113	1,056
Total	¥712,918	$6,662,785
Related liabilities –		
Long-term debt (including current portion of long-term debt)	¥473,070	$4,421,215

The above table includes loans related to securitized loans of ¥344,039 million ($3,215,318 thousand), and related liabilities (long-term debt including current portion) of ¥134,266 million ($1,254,822 thousand).

Property and equipment of Marutoh KK, the Company's subsidiary, were pledged as collateral for the above liabilities.

In addition, if requested by lending financial institutions, the Company has committed to pledge collateral for loans other than those shown in the above table. At March 31, 2005, related liabilities for which lending financial institutions can request the Company to pledge collateral consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Long-term debt (including current portion of long-term debt)	¥109,885	$1,026,963

At March 31, 2005, other current assets amounting to ¥4,456 million ($41,645 thousand), were pledged as collateral for the interest rate swap contracts.

A portion of the Company's syndicated loans are subject to repayment if the Company fails to meet certain financial criteria, such as those relating to minimum tangible net worth levels, specified ratios of liabilities to tangible net worth and to equity, specified asset compositions and minimum recurring income levels, and operating criteria, such as those relating to bad debt charge-off levels. As of March 31, 2005, the Company was in compliance with all of these covenants.

8. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at a general shareholders' meeting.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends. The amount of retained earnings available for dividends under the Code was ¥430,915 million ($4,027,243 thousand) as of March 31, 2005, based on the amount recorded in the Company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved the stock option plan for the Company's directors and key employees.

The plan provides for granting options to directors and key employees to purchase the Company's common stock at an exercise price of ¥6,386 per share during the period from July 1, 2003 to June 30, 2006. The maximum number of shares to be issued upon exercise of the option was 67 thousand shares as of March 31, 2005.

At the Shareholders' General Meeting held on June 25, 2004, the Company's shareholders approved the stock option plan for the Company's and subsidiaries' directors and key employees. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥7,774 per share during the period from July 1, 2006 to June 30, 2009. The maximum number of shares to be issued upon exercise of the option was 343 thousand shares as of March 31, 2005.

The Company made a stock split subsequent to the date of the option grants mentioned above, and the number of shares to be issued and exercise price is adjusted based upon a certain formula, as defined.

The Company issues acquired treasury stock upon exercise of the stock options. Pursuant to the revision of the Japanese Commercial Code, the Company revised its articles of incorporation as the Company could repurchase its common stock as treasury stock by resolution of the Board of Directors.

9. INCOME TAXES

The Company is subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% and 41.9% for the years ended March 31, 2005 and 2004, respectively.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from 41.9% to 40.6%, effective for years beginning on or after April 1, 2004. The deferred tax assets and liabilities which will realize on or after April 1, 2004 are measured at the effective tax rate of 40.6% as at March 31, 2004.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2005 and 2004 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Current Deferred Tax Assets:			
Provision for doubtful loans		¥ 6,732	
Enterprise tax payable	¥1,288	1,409	$12,038
Charge-offs for doubtful loans	3,668	2,518	34,280
Accrued interest on loans	2,163	1,881	20,215
Accrued bonuses	968	973	9,047
Other	116	116	1,084
Current deferred tax assets	¥8,203	¥13,629	$76,664
Non-current Deferred Tax Assets:			
Provision for doubtful loans	¥ 550	¥ 648	$ 5,140
Depreciation and amortization	1,636	1,606	15,290
Provision for retirement benefits to directors and corporate auditors	491	495	4,589
Other	946	999	8,841
Non-current deferred tax assets	3,623	3,748	33,860
Non-current Deferred Tax Liabilities–			
Unrealized gain on available-for-sale securities	3,609	2,979	33,729
Net non-current deferred tax assets	¥ 14	¥ 769	$ 131

A reconciliation between the normal effective statutory tax rate for the year ended March 31, 2004 and the actual effective tax rate reflected in the accompanying non-consolidated statements of income was as follows:

	2004
Normal effective statutory tax rates	41.9%
Increase in tax rate resulting from:	
Additional taxation on undistributed income	5.3
Other, net	(1.4)
Actual effective tax rates	45.8%

As the difference between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying non-consolidated statement of income for the year ended March 31, 2005 is not more than 5% of the normal effective statutory tax rate, a reconciliation has not been disclosed as permitted under Japanese GAAP.

10. RELATED PARTY TRANSACTIONS

The balances due from subsidiaries at March 31, 2005 and 2004 and transactions of the Company with subsidiaries for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Advances to subsidiaries	¥298,224	¥157,087	$2,787,140
Interest income	4,076	3,821	38,093

11. LEASES

The Company leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Total Rental Expenses	Lease Payments Under Finance Leases	Total Rental Expenses	Lease Payments Under Finance Leases
Year Ended March 31:				
2005	¥14,016	¥ 2,565	$130,991	$ 23,972
2004	13,926	3,986		

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2005 and 2004 were as follows:

	As of March 31, 2005		
	Millions of Yen		
	Machinery and Equipment	Furniture and Fixtures	Total
Acquisition cost	¥163	¥6,188	¥6,351
Accumulated depreciation	80	5,118	5,198
Net leased property	¥ 83	¥1,070	¥1,153

	As of March 31, 2004		
	Millions of Yen		
	Machinery and Equipment	Furniture and Fixtures	Total
Acquisition cost	¥259	¥17,642	¥17,901
Accumulated depreciation	206	14,132	14,338
Net leased property	¥ 53	¥ 3,510	¥ 3,563

	As of March 31, 2005		
	Thousands of U.S. Dollars		
	Machinery and Equipment	Furniture and Fixtures	Total
Acquisition cost	$1,523	$57,832	$59,355
Accumulated depreciation	747	47,832	48,579
Net leased property	$ 776	$10,000	$10,776

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Due within one year	**¥ 916**	¥2,499	**$ 8,561**
Due after one year	**268**	1,102	**2,505**
Total	**¥1,184**	¥3,601	**$11,066**

Depreciation expense and interest expense, which are not reflected in the accompanying non-consolidated statements of income, computed under a straight-line method and the interest method were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Depreciation expense	**¥2,455**	¥3,820	**$22,944**
Interest expense	**50**	104	**467**

12. CONTINGENT LIABILITIES

At March 31, 2005, contingent liabilities were ¥43,180 million ($403,551 thousand) of guarantees and similar items of bank loans.

13. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2005 and 2004 is as follows:

	Yen in millions	Thousands of shares	Yen	Dollars
	Net income	Weighted average shares	EPS	
For the year ended March 31, 2005:				
Basic EPS				
Net income available to common shareholders	**¥67,175**	**141,680**	**¥474.13**	**$4.43**
Effect of Dilutive Securities				
Stock Options		**11**		
Diluted EPS				
Net income for computation	**¥67,175**	**141,691**	**¥474.09**	**$4.43**
For the year ended March 31, 2004:				
Basic EPS				
Net income available to common shareholders	¥52,980	141,702	¥373.88	

Diluted EPS for the year ended March 31, 2004 is not disclosed because it is anti-dilutive.

14. SUBSEQUENT EVENTS

a. Stock Split

On February 21, 2005, the Board of Directors declared a three for two stock split to shareholders of record on March 31, 2005. As a result, the number of the issued and outstanding common stock increased by 47,345,000 shares effective May 23, 2005.

b. Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2005 were approved at the Shareholders' General Meeting held on June 24, 2005:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥30 ($0.28) per share	**¥2,832**	**$26,467**
Bonuses to directors and corporate auditors	**127**	**1,187**

c. Stock option plan

The following stock option plan was approved at the Shareholders' General Meeting held on June 24, 2005:

The plan provides for granting options to directors and key employees of Company and subsidiaries to purchase up to 400 thousand shares of the Company's common stock in the period from July 1, 2007 to June 30, 2010. The options will be granted to purchase common stock at the higher of 103% of the average fair market price for the preceding month of the grant, or the fair market price at the time or grant. The Company plans to grant stock purchase warrants and issue stock upon exercise of the stock options.

Deloitte.

Shimbashi & Co.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Aiful Corporation:

We have audited the accompanying non-consolidated balance sheets of Aiful Corporation as of March 31, 2005 and 2004, and the related non-consolidated statements of income, shareholders' equity for the years then ended, all expressed in Japanese yen. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aiful Corporation as of March 31, 2005 and 2004, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

June 24, 2005

Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 24, 2005

GROUP NETWORK (As of March 31, 2005)

Companies	URL (Japanese only)		Business Classification	Equity Position (%)
AIFUL CORPORATION	http://www.aiful.co.jp http://www.ir-aiful.com		Unsecured loans / Home equity loans / Small business loans / Loan guarantees	–
LIFE Co., Ltd.	http://www.lifecard.co.jp		Credit card shopping / Shopping loans / Unsecured loans / Loan guarantees / Home equity loans	95.88
BUSINEXT CORPORATION	http://www.businext.co.jp		Small business loans (Middle risk) / Home equity loans	60.00
City's Corporation Includes shares owned indirectly through City's holding company City Green Corporation	http://www.citys.co.jp		Small business loans (High risk) / Home equity loans	100.00
TRYTO CORPORATION	http://365157.jp		Unsecured loans (High risk) / Home equity loans	100.00
Wide Corporation	http://www.wide-net.co.jp		Unsecured loans (High risk)	100.00
TCM. Co. Ltd.	http://www.pockeclub.com		Unsecured loans (High risk)	100.00
Passkey Co., Ltd.	http://www.passkey.co.jp		Unsecured loans (High risk) / Home equity loans	100.00
AsTry Loan Services Corporation	http://www.astry-s.co.jp		Debt collection (Servicer)	86.00
New Frontier Partners Co., Ltd.	http://www.nf-partners.co.jp		Venture capital	100.00
Marutoh KK	http://www.marutoh.com		Real estate business	100.00

INVESTOR INFORMATION (As of March 31, 2005)

CORPORATE PROFILE

Corporate Name:	AIFUL CORPORATION
Address of Head Office:	381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Date of Establishment:	April 1967
Common Stock:	¥83,317 million
Number of Employees:	Non Consolidated: 3,184 Consolidated: 6,510

STOCK LISTING

Tokyo Stock Exchange:	The First Section
Osaka Securities Exchange:	The First Section
Securities Code:	8515

SHAREHOLDERS INFORMATION

Number of Shares of Common Stock:	
Authorized:	373,500,000 shares
Issued and Outstanding:	142,035,000 shares
Number of Shareholders:	4,381
Independent Auditors:	Deloitte Touche Tohmatsu Shimbashi & Co.
Transfer Agent and Registrar:	The Sumitomo Trust & Banking Co., Ltd.

FOR FURTHER INFORMATION AND ADDITIONAL COPIES OF THIS ANNUAL REPORT, PLEASE CONTACT

Investor Relations Section

Tokyo Office 8th-Floor Toho-Hibiya Bldg. (Hibiya Chanter), 1-2-2 Yurakucho, Chiyoda-ku, Tokyo 100-0006 Japan

Phone: +81-3-4503-6100 Facsimile: +81-3-4503-6109

E-mail: ir@aiful.co.jp

TRANSITION OF A STOCK PRICE AND VOLUME OF TRADING (April 1, 2002–March 31, 2005)



(Yen)
15,000
12,500
10,000
7,500
5,000
2,500
0
(Thousands of shares)
15,000
10,000
5,000
0
02/4 5 6 7 8 9 10 11 12 03/1 2 3 4 5 6 7 8 9 10 11 12 04/1 2 3 4 5 6 7 8 9 10 11 12 05/1 2 3

Note: On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares according to provisions of Article 218 of the Japanese Commercial Code.

INVESTOR RELATIONS WEBSITE

To improve its disclosure activities, AIFUL maintains an IR section within its website that contains not only operating results and other statistics, but also the corporate philosophy, management strategy, data on the consumer finance market and business alliances, and other types of information that go beyond financial statements.



http: //www.ir-aiful.com/english/index.html

AIFUL CORPORATION

http://www.ir-aiful.com

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EXHIBIT2

2005年3月期　決算データブック

Data Book (March. 2005)

アイフル株式会社

AIFUL CORPORATION

主要利益数値　*(Review of Profit ／ Group & AIFUL)*

(1)連結(*Consolidated*)

項　目		年/決算月(*Fiscal Year*)		03/3	増減率(yoy%)	04/3	増減率(yoy%)	05/3	増減率(yoy%)	2006/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	449,458	13.2	473,477	5.3	518,416	9.5	555,049	7.1
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	333,462	16.7	360,911	8.2	383,700	6.3	400,244	4.3
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	115,995	4.2	112,566	-3.0	134,716	19.7	154,805	14.9
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	111,797	6.4	112,446	0.6	135,294	20.3	155,000	14.6
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	59,910	70.9	62,548	4.4	75,723	21.1	91,762	21.2
総資本	(百万円)	*Total Assets*	(*¥ Million*)	2,282,113	12.4	2,332,761	2.2	2,574,286	10.4	2,787,546	8.3
株主資本	(百万円)	*Shareholders' Equity*	(*¥ Million*)	485,991	15.3	547,503	12.7	617,352	12.8	697,361	13.0
一株当たり当期純利益	(円)	*EPS*	(*¥*)	637.59	63.5	660.98	3.7	800.10	21.0	648.00	-19.0
一株当たり株主資本	(円)	*BPS*	(*¥*)	5,143.45	13.7	5,794.58	12.7	6,537.77	12.8	4,924.58	-24.7
株主資本比率	(%)	*Equity Ratio*	(*%*)	21.3	*0.6*	23.5	*2.2*	24.0	*0.5*	25.0	*1.0*
株主資本当期純利益率	(%)	*ROE*	(*%*)	13.2	*3.6*	12.1	*-1.1*	13.0	*0.9*	14.0	*1.0*
総資本当期純利益率	(%)	*ROA*	(*%*)	2.8	*1.0*	2.7	*-0.1*	3.1	*0.4*	3.4	*0.3*

注)　斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

※　05/3期中に、1:1.5の株式分割実施　　Stock split (1:1.5) in FY2005

(2)単体(*AIFUL*)

項　目		年/決算月(*Fiscal Year*)		03/3	増減率(yoy%)	04/3	増減率(yoy%)	05/3	増減率(yoy%)	2006/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	324,671	5.7	334,977	3.2	340,615	1.7	349,578	2.6
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	217,727	10.6	239,739	10.1	233,034	-2.8	235,838	1.2
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	106,944	-3.2	95,238	-10.9	107,581	13.0	113,740	5.7
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	107,100	-0.4	98,932	-7.6	112,533	13.7	121,000	7.5
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	55,317	44.2	53,086	-4.0	67,301	26.8	74,351	10.5
総資本	(百万円)	*Total Assets*	(*¥ Million*)	1,906,211	9.5	1,870,075	-1.9	2,033,547	8.7	2,192,432	7.8
株主資本	(百万円)	*Shareholders' Equity*	(*¥ Million*)	470,834	12.0	522,904	11.1	584,308	11.7	651,367	11.5
一株当たり当期純利益	(円)	*EPS*	(*¥*)	588.63	38.0	560.82	-4.7	710.94	26.8	525.04	-26.1
一株当たり株主資本	(円)	*BPS*	(*¥*)	4,983.00	10.4	5,534.17	11.1	6,187.74	11.8	4,599.79	-25.7
一株当たり配当金	(円)	*Cash Dividends per Share*	(*¥*)	60.00	20.0	60.00	0.0	60.00	0.0	60.00	0.0
配当性向	(%)	*Payout Ratio*	(*%*)	10.2	*-2.0*	10.7	*0.5*	8.4	*-2.3*	11.4	*3.0*
株主資本比率	(%)	*Equity Ratio*	(*%*)	24.7	*0.5*	28.0	*3.3*	28.7	*0.7*	29.7	*1.0*
株主資本当期純利益率	(%)	*ROE*	(*%*)	12.4	*1.8*	10.7	*-1.7*	12.2	*1.5*	12.0	*-0.2*
総資本当期純利益率	(%)	*ROA*	(*%*)	3.0	*0.7*	2.8	*-0.2*	3.4	*0.6*	3.5	*0.1*

注)　斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

※　05/3期中に、1:1.5の株式分割実施　　Stock split (1:1.5) in FY2005

参考)

残高経費率 ※1	(%)	*SG & A Cost / Loan*	※1 (*%*)	13.4	*0.4*	14.4	*1.0*	13.7	*-0.7*	13.4	*-0.3*

※1: 残高経費率＝その他の営業費用／((期初残高+期末残高)÷2)(%)　　※1: SG & A Cost = Other Operating Expenses(SG&A)／Average Loans Outstanding(%)

注)　斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

. グループ合計営業実績 *(Review of Operation / Group Total)*

'業債権ベース *(Managed Asset Basis)*

1)営業実績 *(Operating Results)*

		年/決算月 *(Fiscal Year)*	03/3	増減率(yoy%)	04/3	増減率(yoy%)	05/3	増減率(yoy%)	2006/3 *(E)*	増減率(yoy%)
営業債権合計	(百万円)	*Total Receivable Outstanding (¥Million)*	2,210,889	10.4	2,298,444	4.0	2,522,579	9.8	2,701,924	7.1
営業貸付金残高		*Loans Outstanding*	1,833,702	12.1	1,907,655	4.0	2,095,201	9.8	2,242,638	7.0
無担保ローン		*Unsecured*	1,442,980	8.3	1,477,430	2.4	1,622,032	9.8	1,709,603	5.4
有担保ローン		*Home Equity*	325,436	16.7	346,183	6.4	352,213	1.7	361,787	2.7
事業者ローン		*Small Business*	65,284	162.8	84,041	28.7	120,955	43.9	171,247	41.6
総合斡旋		*Credit Card Shopping*	64,117	3.9	71,527	11.6	79,622	11.3	83,518	4.9
個品斡旋		*Installment Sales Finance*	184,324	11.9	185,650	0.7	206,348	11.1	220,631	6.9
信用保証売掛金		*Guarantee*	128,744	-8.1	133,610	3.8	141,407	5.8	155,135	9.7
口座数(残高あり)	(千件)	*Customer Accounts (Thousand)*	3,521	5.6	3,520	-0.0	3,796	7.8	-	-
無担保ローン		*Unsecured*	3,389	4.6	3,366	-0.7	3,618	7.5	-	-
有担保ローン		*Home Equity*	87	16.3	94	8.0	99	5.7	-	-
事業者ローン		*Small Business*	45	130.9	59	30.8	77	31.4	-	-
一口座当たり残高	(千円)	*Per Account*	520	6.2	541	4.1	551	1.8	-	-
無担保ローン		*Unsecured*	425	3.6	438	3.1	448	2.1	-	-
有担保ローン		*Home Equity*	3,721	0.3	3,664	-1.5	3,528	-3.7	-	-
事業者ローン		*Small Business*	1,443	13.8	1,420	-1.5	1,555	9.5	-	-
クレジットカード会員数	(千件)	*Credit Card Holders (Thousand)*	9,837	11.3	11,051	12.3	11,967	8.3	12,932	8.1
個品斡旋口座数	(千件)	*Shopping Installment Accounts (Thousand)*	697	8.0	740	6.1	809	9.4	-	-
新規顧客件数	(千件)	*New Accounts (Thousand)*	594	-6.8	511	-13.9	582	13.9	634	8.8
無担保ローン		*Unsecured*	548	-8.4	461	-15.8	526	14.1	568	7.8
有担保ローン		*Home Equity*	27	1.0	24	-11.5	24	-0.7	25	3.2
事業者ローン		*Small Business*	18	62.4	25	39.5	31	24.2	41	30.0
新規クレジットカード発券数	(千枚)	*New Issue of Credit Card (Thousand)*	2,076	14.8	2,159	4.0	2,122	-1.7	2,184	2.9

2)チャネル展開 *(Marketing Channel)*

		年/決算月 *(Fiscal Year)*	03/3	増減数	04/3	増減数	05/3	増減数	2006/3 *(E)*	増減数
ローン事業店舗数	(店)	*Loan Business Branches*	1,959	*60*	1,977	*18*	2,326	*349*	2,355	*29*
有人店舗		*Staffed Branches*	796	*44*	813	*17*	884	*71*	921	*37*
無人店舗		*Unstaffed Branches*	1,163	*16*	1,164	*1*	1,442	*278*	1,434	*-8*
自動契約機設置台数	(台)	*Unmanned Loan-contracting machines*	1,837	*29*	1,855	*18*	2,170	*315*	-	-
正社員数(a)	(人)	*N. of Employees (Regulary Payroll)(a)*	6,123	*313*	5,969	*-154*	6,510	*541*	7,178	*727*
非正社員数(b)	(人)	*N. of Employees (temp.) (b)*	2,684	*221*	3,101	*417*	3,242	*141*	-	-
合計(a)+(b)	(人)	*Total (a)+(b)*	8,807	*534*	9,070	*263*	9,752	*682*	-	-
非正社員比率(b)/(a+b)	(%)	*Ratio of N. of Employees (b)/(a+b)*	30.5	*0.7*	34.2	*3.7*	33.2	*-0.9*	-	-

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

グループ合計損益の内訳 (Revenue and Expenses / Group Total)

計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/3	営業収益比 (%)	増減率 (yoy%)	04/3	営業収益比 (%)	増減率 (yoy%)	05/3	営業収益比 (%)	増減率 (yoy%)	2006/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	449,458	100.0	13.2	473,477	100.0	5.3	518,416	100.0	9.5	555,049	100.0	7.1
営業貸付金利息	Interest Income	406,483	90.4	13.1	429,512	90.7	5.7	466,429	90.0	8.6	498,526	89.8	6.9
無担保ローン	Unsecured	348,887	77.6	11.9	358,142	75.6	2.7	387,839	74.8	8.3	409,359	73.8	5.5
有担保ローン	Home Equity	47,650	10.6	10.4	55,022	11.6	15.5	56,531	10.9	2.7	57,700	10.4	2.1
事業者ローン	Small Business	9,945	2.2	133.6	16,348	3.5	64.4	22,059	4.3	34.9	31,467	5.7	42.6
総合斡旋収益	Credit Card Shopping	7,877	1.8	16.8	8,140	1.7	3.3	9,090	1.7	11.7	9,808	1.8	7.9
個品斡旋収益	Installment Sales Finance	15,178	3.4	46.6	15,508	3.3	2.2	17,200	3.3	10.9	19,025	3.4	10.6
信用保証収益	Guarantees	4,132	0.9	1.4	5,562	1.2	34.6	7,087	1.4	27.4	8,648	1.6	22.0
その他の金融収益	Other Financial Revenue	321	0.1	-38.8	95	0.0	-70.4	144	0.0	51.6	86	0.0	-40.3
その他の営業収益	Other Operating Revenue	15,463	3.4	-4.2	14,658	3.1	-5.2	18,462	3.6	26.0	18,952	3.4	2.7
不動産売上高	Sales of Property	306	0.1	-89.1	50	0.0	-83.7	-	-	-	-	-	-
投資有価証券売上高	Sales of Investment Securities	-	-	-	-	-	-	664	0.0	-	753	0.1	13.4
サービス事業売上高	Restaurant & Karaoke	1,246	0.3	-4.3	-	-	-	-	-	-	-	-	-
償却債権回収額	Bad Debt Recovery	6,431	1.4	12.5	6,778	1.4	5.4	7,719	1.5	13.9	8,734	1.6	13.1
その他	Other	7,790	1.7	22.5	7,830	1.7	0.5	10,077	1.9	28.7	9,464	1.7	-6.1
営業費用	Operating Expenses	333,462	74.2	16.7	360,911	76.2	8.2	383,700	74.0	6.3	400,244	72.1	4.3
金融費用	Financial Expenses	38,479	8.6	11.2	38,164	8.1	-0.8	39,682	7.7	4.0	42,971	7.7	8.3
借入金利息等	Interest on Borrowings	25,126	5.6	14.3	24,620	5.2	-2.0	26,534	5.1	7.8	29,463	5.3	11.0
社債利息等	Interest on SB etc.	13,353	3.0	5.7	13,544	2.9	1.4	13,147	2.5	-2.9	13,507	2.4	2.7
売上原価	Cost of Sales	562	0.1	-81.4	137	0.0	-75.6	357	0.0	160.6	747	0.1	109.2
不動産売上原価	Cost of Sales of Property	296	0.1	-88.9	137	0.0	-53.7	-	-	-	-	-	-
投資有価証券売上原価	Cost of Investment Securities	-	-	-	-	-	-	357	0.0	-	747	0.1	109.2
サービス事業売上原価	Cost of Restaurant Business	266	0.1	-23.5	-	-	-	-	-	-	-	-	-
その他の営業費用	Other Operating Expenses(SG&A)	294,420	65.5	18.6	322,610	68.1	9.6	343,660	66.3	6.5	356,525	64.2	3.7
貸倒関連費用	Credit Cost	134,125	29.8	49.1	157,339	33.2	17.3	155,466	30.0	-1.2	140,916	25.4	-9.4
広告宣伝費	Advertising Expenses	21,747	4.8	-19.0	19,962	4.2	-8.2	23,669	4.6	18.6	28,250	5.1	19.4
人件費	Salaries	48,092	10.7	10.1	48,891	10.3	1.7	54,712	10.6	11.9	60,413	10.9	10.4
役員報酬	Directors' Salaries	584	0.1	-1.8	640	0.1	9.6	852	0.2	33.1	1,012	0.2	18.8
従業員給与賞与等	Employees' Salaries	38,801	8.6	12.4	38,201	8.1	-1.5	43,438	8.4	13.7	45,550	8.2	4.9
その他	Other	8,706	1.9	1.8	10,049	2.1	15.4	10,420	2.0	3.7	13,850	2.5	32.9
連結調整勘定償却	Amortization of Goodwill and Consolidation Differences	2,638	0.6	-17.0	2,061	0.4	-21.9	1,940	0.4	-5.9	1,734	0.3	-10.6
その他	Other	87,815	19.5	3.9	94,355	19.9	7.4	107,871	20.8	14.3	125,210	22.6	16.1
営業利益	Operating Income	115,995	25.8	4.2	112,566	23.8	-3.0	134,716	26.0	19.7	154,805	27.9	14.9
営業外収益	Non-operating Income	1,303	0.3	-2.2	1,040	0.2	-20.2	1,493	0.3	43.6	501	0.1	-66.4
営業外費用	Non-operating Expenses	5,501	1.2	-27.6	1,160	0.3	-78.9	914	0.2	-21.2	306	0.1	-66.5
経常利益	Ordinary Income	111,797	24.9	6.4	112,446	23.7	0.6	135,294	26.1	20.3	155,000	27.9	14.6
特別利益	Extraordinary Income	444	0.1	-74.3	4,957	1.0	1,016.4	1,184	0.2	-76.1	120	0.0	-89.9
特別損失	Extraordinary Losses	4,788	1.1	-89.3	13,589	2.8	183.8	7,037	1.3	-48.2	1,319	0.2	-81.3
税引前利益(a)	Income before Income Taxes(a)	107,453	23.9	73.7	103,814	21.9	-3.4	129,441	25.0	24.7	153,800	27.7	18.8
法人税·住民税及び事業税(b)	Income Taxes(b)	57,555	12.8	58.6	46,173	9.8	-19.8	41,025	7.9	-11.1	49,128	8.9	19.8
法人税等調整額(c)	Effect of a Tax Consequences(c)	-10,129	-2.3	-	-5,157	-1.1	-	11,990	2.3	-	11,806	2.1	-
少数株主利益(損失)	Minority Interest Loss	116	0.0	-80.6	250	0.0	115.5	702	0.1	180.8	1,102	0.2	57.0
当期純利益	Net Income	59,910	13.3	70.9	62,548	13.2	4.4	75,723	14.6	21.1	91,762	16.5	21.2
実質税率(b+c)/a (%)	Real Tax Rate(b+c)/a (%)	44.1	-	-	39.5	-	-	41.0	-	-	39.6	-	-

ｸﾞループ合計資金調達の状況 (Review of Funding / Group Total)

責権ベース(Managed Asset Basis)

ｼ態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/3	構成比(%)	04/3	構成比(%)	05/3	構成比(%)	2006/3(E)	構成比(%)
、金	Borrowings	943,100	53.5	974,764	56.2	1,123,076	60.2	1,107,647	57.1
都市銀行	City Banks	12,679	0.7	22,218	1.3	84,879	4.6	-	-
長期信用銀行	Long-Term Credit Banks	85,949	4.9	67,895	3.9	65,307	3.5	-	-
信託銀行	Trust Banks	197,141	11.2	256,805	14.8	335,539	18.0	-	-
地方銀行・第二地方銀行	Regional Banks	203,604	11.6	212,522	12.2	207,959	11.1	-	-
生命保険会社	Life Insurance	129,853	7.4	120,025	6.9	131,789	7.1	-	-
損害保険会社	Non-Life Insurance	52,826	3.0	47,822	2.8	46,431	2.5	-	-
外国銀行	Foreigner	48,862	2.8	6,687	0.4	10,000	0.5	-	-
シンジケートローン	Syndicated Loan	86,834	4.9	104,877	6.0	107,079	5.7	-	-
邦銀	Japanese Banks	43,834	2.5	35,277	2.0	23,404	1.3	-	-
外銀	Foreigner	15,500	0.9	27,100	1.6	20,900	1.1	-	-
その他	Other	27,500	1.6	42,500	2.4	62,774	3.4		
県信連等	Credit Association	48,229	2.7	55,304	3.2	69,765	3.7	-	-
その他	Other	77,120	4.4	80,607	4.6	64,327	3.4	-	-
・社債等	CP and Bonds	819,259	46.5	760,637	43.8	742,331	39.8	831,893	42.9
CP	CP	13,500	0.8	5,000	0.3	-	-	-	-
普通社債	SB	452,000	25.6	455,000	26.2	478,890	25.7	-	-
証券化	ABS	353,759	20.1	300,637	17.3	263,441	14.1	-	-
合 計	Total	1,762,359	100.0	1,735,402	100.0	1,865,407	100.0	1,939,540	100.0

長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/3	構成比(%)	04/3	構成比(%)	05/3	構成比(%)	2006/3(E)	構成比(%)
期調達	Short-term Borrowings	68,865	3.9	61,834	3.6	71,695	3.8	69,000	3.6
短期借入	Borrowings	55,365	3.1	56,834	3.3	71,695	3.8	-	-
CP	CP	13,500	0.8	5,000	0.3	-	-	-	-
期調達	Long-term Borrowings	1,693,494	96.1	1,673,567	96.4	1,793,712	96.2	1,870,540	96.4
固定金利借入	Fixed Rate	223,827	12.7	225,198	13.0	247,179	13.3	-	-
変動金利借入	Floating Rate	636,407	36.1	692,731	39.9	804,201	43.1	-	-
キャップ	With Cap	153,420	8.7	192,328	11.1	299,135	16.0	-	-
スワップ	With Swap	211,660	12.0	222,790	12.8	248,278	13.3	-	-
社債等(固定)	SB Other (Fixed Bond)	579,388	32.9	593,211	34.2	626,086	33.6	-	-
普通社債	SB	437,000	24.8	442,500	25.5	466,390	25.0	-	-
証券化	ABS	142,388	8.1	150,711	8.7	159,696	8.6	-	-
社債等(変動)	SB Other (Floating Bond)	253,871	14.4	162,426	9.4	116,244	6.2	-	-
普通社債	SB	15,000	0.9	12,500	0.7	12,500	0.7	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-
証券化	ABS	238,871	13.6	149,926	8.6	103,744	5.6	-	-
キャップ	With Cap	238,871	13.6	139,926	8.1	103,744	5.6	-	-
合 計	Total	1,762,359	100.0	1,735,402	100.0	1,865,407	100.0	1,939,540	100.0

※ キャップ・スワップには、開始年月日が未到来のキャップ50,000百万円を含んでおりません。なお、未到来のスワップはありません。

周達金利 (Funding Rate)

(%)

年/決算月(Fiscal Year)		03/3	04/3	05/3	2006/3(E)
達金利	Funding Rate	1.78	1.72	1.60	1.88
間接	Indirect	1.97	1.86	1.68	2.17
直接	Direct	1.57	1.55	1.48	1.49

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

ﾞ考】

(%)

		03/3	04/3	05/3	2006/3(E)
期プライムレート	Long term prime rate	1.50	1.65	1.65	2.00

5. アイフル営業実績 (Review of Operation / AIFUL)

(1) 営業実績 (Operating Results)

年/決算月 (Fiscal Year)		03/3	増減率(yoy%)	04/3	増減率(yoy%)	05/3	増減率(yoy%)	2006/3 (E)	増減率(yoy%)
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	1,413,340	7.6	1,451,638	2.7	1,471,767	1.4	1,523,860	3.5
無担保ローン	Unsecured	1,068,151	4.8	1,081,057	1.2	1,093,662	1.2	1,133,005	3.6
有担保ローン	Home Equity	322,840	16.3	342,637	6.1	345,180	0.7	348,154	0.9
事業者ローン	Small Business	22,348	33.6	27,943	25.0	32,924	17.8	42,700	29.7
口座数 (千件)	Customer Accounts (Thousand)	2,284	1.8	2,246	-1.7	2,214	-1.4	2,221	0.3
無担保ローン	Unsecured	2,180	1.2	2,131	-2.3	2,091	-1.9	2,088	-0.1
有担保ローン	Home Equity	87	16.0	93	7.9	98	5.0	101	3.1
事業者ローン	Small Business	17	24.3	21	21.8	24	17.4	31	29.2
一口座当たり残高 (千円)	Per Account (¥ Thousand)	618	5.7	646	4.5	664	2.8	686	3.3
無担保ローン	Unsecured	489	3.6	507	3.5	522	3.1	543	4.0
有担保ローン	Home Equity	3,709	0.3	3,647	-1.7	3,499	-4.0	3,417	-2.3
事業者ローン	Small Business	1,284	7.5	1,318	2.6	1,323	0.4	1,377	4.1
新規顧客件数 (千件)	New Accounts (Thousand)	440	-11.3	388	-11.9	376	-3.1	399	6.1
無担保ローン	Unsecured	405	-12.4	355	-12.3	343	-3.4	364	6.1
有担保ローン	Home Equity	27	0.9	24	-12.1	23	-3.4	23	0.2
事業者ローン	Small Business	7	17.6	8	10.2	9	10.8	11	30.2
実質平均利回り ※1 (%)	Average Yield ※1 (%)	23.2	*-0.8*	22.8	*-0.3*	22.6	*-0.2*	22.7	*0.1*
無担保ローン	Unsecured	25.2	*-0.4*	24.8	*-0.5*	24.6	*-0.2*	24.6	*0.1*
有担保ローン	Home Equity	15.8	*-1.3*	16.4	*0.6*	16.3	*-0.2*	16.3	*0.1*
事業者ローン	Small Business	24.8	*-2.1*	25.3	*0.4*	25.4	*0.1*	25.1	*-0.3*

※1：実質平均利回り＝営業貸付金利息／((期初残高＋期末残高)÷2)(%)　※1：Average Yield=Interest Income/Average Loans Outstanding (%)

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(2) チャネル展開 (Marketing Channel)

年/決算月 (Fiscal Year)		03/3	増減数(yoy)	04/3	増減数(yoy)	05/3	増減数(yoy)	2006/3 (E)	増減数(yoy)
ローン事業店舗数 ※2 (店)	Loan Business Branches ※2	1,580(943)	*-12*	1,563(934)	*-17*	1,572(946)	*9*	1,610	*38*
有人店舗	Staffed Branches	534(122)	*-2*	540(124)	*6*	545(128)	*5*	559	*14*
無人店舗	Unstaffed Branches	1,040(821)	*-10*	1,018(810)	*-22*	1,016(818)	*-2*	997	*-19*
ハートプラザ ※3	Heart Plaza ※3	4	*0*	1	*-3*	0	*-1*	-	-
ローン申込機	ACM	-	-	-	-	7	*7*	50	*43*
信販カード担当店等	Other	2	*0*	4	*2*	4	*0*	4	*0*
ローン事業店舗出店数 (店)	Newly Opened Branches	9	-	3	-	32	-	63	-
有人店舗	Staffed Branches	-	-	-	-	1	-	4	-
無人店舗	Unstaffed Branches	9	-	1	-	24	-	16	-
ローン申込機	ACM	-	-	-	-	7	-	43	-
信販カード担当店等	Other	-	-	2	-	-	-	-	-
自動契約機設置台数 (台)	Unmanned Loan-contracting Machines	1,573	*-12*	1,557	*-16*	1,561	*4*	-	-
併設型	At Staffed Branches	532	*-2*	538	*6*	544	*6*	-	-
独立型	At Unstaffed Branches	1,041	*-10*	1,019	*-22*	1,017	*-2*	-	-
ATM・CDネットワーク (台)	AIFUL ATMs and Tie-up CDs	50,359	*14,455*	73,938	*23,579*	91,103	*17,165*	-	-
自社ATM	AIFUL ATMs	1,676	*-12*	1,661	*-15*	1,761	*100*	-	-
提携ATM－CD ※4	Tie-up ATM-CD ※4	41,062	*14,580*	58,056	*16,994*	74,577	*16,521*	-	-
提携コンビニ入金	Tie-up Convenience Store	7,621	*-113*	14,221	*6,600*	14,765	*544*	-	-
正社員数(a) (人)	N. of Employees (regulary payroll) (a)	3,502	*-74*	3,397	*-105*	3,184	*-213*	3,364	*180*
非正社員数(b) (人)	N. of Employees (temp.) (b)	1,133	*27*	1,353	*220*	1,503	*150*	-	-
合計(a)+(b)	Total (a)+(b)	4,635	*-47*	4,750	*115*	4,687	*-63*		
非正社員比率(b)/(a+b) (%)	Ratio of N. of Employees (b)/(a+b)	24.4	*0.8*	28.5	*4.0*	32.1	*3.6*	-	-

※2：()はロードサイド型
※3：ハートプラザは有担保専門店
※4：提携ATM-CD台数には、アイワイバンク(セブンイレブン)が含まれております。
(03/3：5,250台、04/3：7,804台、05/3：9,975台)
注) 斜体数値は増減数

※2：Roadside Type
※3：Heart Plaza is Specialized for Secured Loans
※4：Included IY Bank (Seven Eleven)
03/3:5,250、04/3:7,804、05/3:9,975
Note: Italic Font=Increase or Decrease

6. アイフル損益の内訳 (Revenue and Expenses / AIFUL)

（百万円/￥Million）

年/決算月(Fiscal Year)		03/3	営業収益比 (%)	増減率 (yoy%)	04/3	営業収益比 (%)	増減率 (yoy%)	05/3	営業収益比 (%)	増減率 (yoy%)	2006/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	324,671	100.0	5.7	334,977	100.0	3.2	340,615	100.0	1.7	349,578	100.0	2.6
営業貸付金利息	Interest Income	315,600	97.2	6.6	326,978	97.6	3.6	330,528	97.0	1.1	339,398	97.1	2.7
無担保ローン	Unsecured	263,262	81.1	5.7	265,959	79.4	1.0	266,930	78.4	0.4	273,460	78.2	2.4
有担保ローン	Home Equity	47,483	14.6	10.3	54,663	16.3	15.1	55,875	16.4	2.2	56,449	16.1	1.0
事業者ローン	Small Business	4,854	1.5	24.8	6,355	1.9	30.9	7,722	2.3	21.5	9,489	2.7	22.9
その他の金融収益	Other Financial Revenue	280	0.1	21.7	58	0.0	-79.0	113	0.0	94.8	39	0.0	-65.5
その他の営業収益	Other Operating Revenue	8,791	2.7	-20.1	7,940	2.4	-9.7	9,973	3.0	25.6	10,139	2.9	1.7
受取保証料	Loan Guarantee Fee	596	0.2	611.0	1,736	0.5	191.0	3,042	0.9	75.2	4,245	1.2	39.5
不動産売上高	Sales of Property	306	0.1	-89.1	50	0.0	-83.5	-	-	-	-	-	-
サービス事業売上高	Restaurant & Karaoke	935	0.3	-25.0	-	-	-	-	-	-	-	-	-
償却債権回収額	Bad Debt Recovery	3,896	1.2	3.1	3,738	1.1	-4.1	4,090	1.2	9.4	4,720	1.4	15.4
その他	Other	3,056	0.9	-0.6	2,414	0.7	-21.0	2,840	0.8	17.6	1,173	0.3	-58.7
営業費用	Operating Expenses	217,727	67.1	10.6	239,739	71.6	10.1	233,034	68.4	-2.8	235,838	67.5	1.2
金融費用	Financial Expenses	35,178	10.8	5.4	33,485	10.0	-4.8	32,593	9.6	-2.7	35,609	10.2	9.3
借入金利息等	Interest on Borrowings	22,705	7.0	7.5	21,284	6.4	-6.3	21,092	6.2	-0.9	23,787	6.8	12.8
社債利息等	Interest on SB etc.	12,473	3.8	1.8	12,200	3.6	-2.2	11,501	3.4	-5.7	11,821	3.4	2.8
売上原価	Cost of Sales	562	0.2	-81.4	137	0.1	-75.6	-	-	-	-	-	-
不動産売上原価	Cost of Sales of Property	296	0.1	-88.9	137	0.1	-53.7	-	-	-	-	-	-
サービス事業売上原価	Cost of Restaurant Business	266	0.1	-23.5	-	-	-	-	-	-	-	-	-
その他の営業費用	Other Operating Expenses(SG&A)	181,986	56.1	13.4	206,117	61.5	13.3	200,441	58.8	-2.8	200,228	57.3	-0.1
貸倒関連費用	Credit Cost	86,371	26.6	32.3	109,223	32.6	26.5	97,385	28.6	-10.8	84,265	24.1	-13.5
広告宣伝費	Advertising Expenses	15,377	4.7	-20.2	13,696	4.1	-10.9	14,978	4.4	9.4	17,893	5.1	19.5
支払手数料	Commission	9,624	3.0	-1.5	10,832	3.2	12.6	11,966	3.5	10.5	11,580	3.3	-3.2
人件費	Salaries	29,257	9.0	10.4	28,782	8.6	-1.6	29,948	8.8	4.1	30,363	8.7	1.4
役員報酬	Directors' Salaries	425	0.1	2.3	453	0.1	6.7	442	0.1	-2.4	591	0.2	33.7
従業員給与賞与等	Employees' Salaries	23,255	7.2	13.0	21,941	6.6	-5.7	23,371	6.9	6.5	23,577	6.7	0.9
その他	Other	5,576	1.7	1.3	6,388	1.9	14.6	6,134	1.8	-4.0	6,194	1.8	1.0
賃借料・地代家賃	Rental Expenses · Land Rent	15,530	4.8	3.5	13,925	4.2	-10.3	14,016	4.1	0.7	14,014	4.0	-0.0
消耗品費・修繕費	Supplies · Repair and Maintenance	4,680	1.4	11.9	5,944	1.8	27.0	5,737	1.7	-3.5	6,807	1.9	18.7
通信費	Communications	4,432	1.4	13.0	4,159	1.2	-6.2	2,438	0.7	-41.4	3,382	1.0	38.7
保険料	Insurance Premium	3,673	1.1	7.1	4,102	1.2	11.7	4,411	1.3	7.5	4,505	1.3	2.1
減価償却費	Depreciation	3,511	1.1	-21.3	4,874	1.5	38.8	6,751	2.0	38.5	8,978	2.6	33.0
事業税	Enterprice Tax(Pro forma standard taxat	-	-	-	-	-	-	876	0.3	-	921	0.3	5.1
その他	Other	9,277	2.9	8.2	10,574	3.2	11.0	11,929	3.5	12.8	17,521	5.0	46.9
営業利益	Operating Income	106,944	32.9	-3.2	95,238	28.4	-10.9	107,581	31.6	13.0	113,740	32.5	5.7
営業外収益	Non-operating Income	5,262	1.6	15.2	4,576	1.4	-13.0	5,647	1.6	23.4	7,279	2.1	28.9
営業外費用	Non-operating Expenses	5,106	1.6	-31.9	882	0.3	-82.7	694	0.2	-21.3	19	0.0	-97.3
経常利益	Ordinary Income	107,100	33.0	-0.4	98,932	29.5	-7.6	112,533	33.0	13.7	121,000	34.6	7.5
特別利益	Extraordinary Income	250	0.1	-31.8	672	0.2	167.9	894	0.3	33.0	-	-	-
特別損失	Extraordinary Losses	793	0.2	-97.7	1,643	0.5	107.1	662	0.2	-59.7	346	0.1	-47.7
税引前利益(a)	Income before Income Taxes(a)	106,558	32.8	46.7	97,961	29.2	-8.1	112,765	33.1	15.1	120,653	34.5	7.0
法人税・住民税等(b)	Income Taxes(b)	46,043	14.2	62.6	36,064	10.8	-21.7	33,099	9.7	-8.2	36,787	10.5	11.1
事業税(c)	Enterprise Taxes(c)	10,781	3.3	61.1	8,854	2.6	-17.9	6,814	2.0	-23.0	7,681	2.2	12.7
法人税等調整額(d)	Effect of a Tax Consequences(d)	-5,584	-1.7	-	-43	-0.0	-	5,550	1.6	-	1,833	0.5	-
当期純利益	Net Income	55,317	17.0	44.2	53,086	15.8	-4.0	67,301	19.8	26.8	74,351	21.3	10.5
実質税率(b+c+d)/a (%)	Real Tax Rate (b+c+d)/a (%)	48.1	-	-	45.8	-	-	40.3	-	-	38.4	-	-

ｱイフル資金調達の状況 (Review of Funding / AIFUL)

ｼ態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

	年/決算月 (Fiscal Year)	03/3	構成比(%)	04/3	構成比(%)	05/3	構成比(%)	平均借入期間(年)	2006/3(E)	構成比(%)
ﾍ金	Borrowings	783,955	58.3	759,681	59.2	848,233	61.1	3.8	794,639	56.7
都市銀行	City Banks	12,579	0.9	21,218	1.7	80,379	5.8	–	–	–
長期信用銀行	Long-Term Credit Banks	71,600	5.3	46,173	3.6	36,932	2.7	–	–	–
信託銀行	Trust Banks	167,385	12.4	205,354	16.0	251,542	18.1	–	–	–
地方銀行･第二地方銀行	Regional Banks	162,602	12.1	173,325	13.5	160,820	11.6	–	–	–
信用金庫	Shinkin Banks	13,050	1.0	13,920	1.1	20,240	1.5	–	–	–
生命保険会社	Life Insurance	127,725	9.5	115,676	9.0	125,702	9.1	–	–	–
損害保険会社	Non-Life Insurance	51,776	3.8	46,041	3.6	43,489	3.1	–	–	–
外国銀行	Foreigner	48,862	3.6	6,687	0.5	10,000	0.7	–	–	–
シンジケートローン	Syndicated Loan	77,834	5.8	87,602	6.8	94,304	6.8	–	–	–
邦銀	Japanese Banks	34,834	2.6	18,002	1.4	10,629	0.8	–	–	–
外銀	Foreigner	15,500	1.2	27,100	2.1	20,900	1.5	–	–	–
その他	Other	27,500	2.0	42,500	3.3	62,774	4.5	–	–	–
県信連	Credit Association	22,617	1.7	20,850	1.6	15,358	1.1	–	–	–
その他	Other	27,925	2.1	22,834	1.8	9,466	0.7	–	–	–
･社債等	CP and Bonds	561,368	41.7	524,047	40.8	540,382	38.9	6.0	606,012	43.3
CP	CP	13,000	1.0	–	–	–	–	–	–	–
普通社債	SB	452,000	33.6	445,000	34.7	468,890	33.8	–	–	–
証券化	ABS	96,368	7.2	79,047	6.2	71,492	5.1	–	–	–
合 計	Total	1,345,325	100.0	1,283,728	100.0	1,388,615	100.0	4.0	1,400,652	100.0

ｽ期･短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

	年/決算月 (Fiscal Year)	03/3	構成比(%)	04/3	構成比(%)	05/3	構成比(%)	残存期間(年)	2006/3(E)	構成比(%)
期調達	Short-term Borrowings	27,000	2.0	8,500	0.7	15,000	1.1	0.2	15,000	1.1
短期借入	Borrowings	14,000	1.0	8,500	0.7	15,000	1.1	–	–	–
CP	CP	13,000	1.0	–	–	–	–	–	–	–
期調達	Long-term Borrowings	1,318,325	98.0	1,275,228	99.3	1,373,615	98.9	2.0	1,385,652	98.9
固定金利借入	Fixed Rate	207,199	15.4	194,312	15.1	197,630	14.2	1.8	–	–
変動金利借入	Floating Rate	535,257	39.8	556,868	43.4	635,602	45.8	2.0	–	–
キャップ	With Cap	153,420	11.4	192,328	15.0	299,135	21.5	–	–	–
スワップ	With Swap	211,660	15.7	222,790	17.4	248,278	17.9	–	–	–
社債等(固定)	SB Other (Fixed Bond)	540,868	40.2	511,547	39.8	527,882	38.0	3.3	–	–
普通社債	SB	437,000	32.5	432,500	33.7	456,390	32.9	–	–	–
証券化	ABS	103,868	7.7	79,047	6.2	71,492	5.1	–	–	–
社債等(変動)	SB Other (Floating Bond)	35,000	2.6	12,500	1.0	12,500	0.9	1.1	–	–
普通社債	SB	15,000	1.1	12,500	1.0	12,500	0.9	–	–	–
スワップ	With Swap	–	–	–	–	–	–	–	–	–
証券化	ABS	20,000	1.5	–	–	–	–	–	–	–
キャップ	With Cap	20,000	1.5	–	–	–	–	–	–	–
ｺ金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	748,067	55.6	705,859	55.0	725,512	52.2	–	–	–
ｯ固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,133,147	84.2	1,120,977	87.3	1,272,925	91.7	–	–	–
合 計	Total	1,345,325	100.0	1,283,728	100.0	1,388,615	100.0	2.0	1,400,652	100.0

※キャップ･スワップには、開始年月日が未到来のキャップ50,000百万円を含んでおりません。なお、未到来のスワップはありません。

ｿ達金利 (Funding Rate)

(%)

	年/決算月 (Fiscal Year)	03/3	04/3	05/3	2006/3(E)
ﾃ金利	Funding Rate	1.98	1.87	1.67	2.00
間接	Indirect	1.99	1.86	1.66	2.24
直接	Direct	1.97	1.89	1.69	1.70

※調達金利＝未約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

ｼ考】

(%)

		03/3	04/3	05/3	2006/3(E)
期プライムレート	Long term prime rate	1.50	1.65	1.65	2.00
ﾐスワップレート	5Y SWAP rate	0.27	0.74	0.63	
B(10年)	10Y JGB	0.73	1.42	1.33	

イフル債権ポートフォリオ　(Analysis of Loan Portfolio / AIFUL)

付利率別残高構成(Breakdown By Interest Rate)

利率 / rest Rate on Loans to Customers		03/3 件数(千件) Account ※1	03/3 構成比(%)	03/3 残高(百万円) Loan Balance ※2	03/3 構成比(%)	04/3 件数(千件) Account ※1	04/3 構成比(%)	04/3 残高(百万円) Loan Balance ※2	04/3 構成比(%)	05/3 件数(千件) Account ※1	05/3 構成比(%)	05/3 残高(百万円) Loan Balance ※2	05/3 構成比(%)
無担保ローン (Unsecured Loans)	<25.0%	260	12.0	232,170	21.7	274	12.9	243,908	22.6	281	13.5	245,280	22.4
	25.0%≦ <26.0%	106	4.9	95,779	9.0	97	4.6	95,456	8.8	99	4.8	99,032	9.1
	26.0%≦ <27.0%	46	2.1	40,446	3.8	45	2.2	42,229	3.9	45	2.2	42,833	3.9
	27.0%≦ <28.0%	171	7.8	119,128	11.2	163	7.7	121,093	11.2	157	7.6	121,912	11.1
	28.0%≦ <29.0%	1,015	46.6	357,042	33.4	1,112	52.2	407,191	37.7	1,166	55.8	447,864	41.0
	29.0%≦	579	26.6	223,583	20.9	436	20.5	171,178	15.8	340	16.3	136,740	12.5
	合計 (Total)	2,180	100.0	1,068,151	100.0	2,131	100.0	1,081,057	100.0	2,091	100.0	1,093,662	100.0
有担保ローン (Home Equity Loans)	<13.0%	2	2.8	19,485	6.0	3	3.2	20,931	6.1	4	4.5	26,860	7.8
	13.0%≦ <14.0%	2	2.4	21,406	6.6	2	2.1	19,997	5.8	2	2.3	19,817	5.7
	14.0%≦ <15.0%	4	4.6	30,144	9.3	3	4.0	28,128	8.2	3	3.8	25,604	7.4
	15.0%≦ <16.0%	2	3.2	18,463	5.7	2	3.0	18,826	5.5	4	4.4	22,691	6.6
	16.0%≦ <17.0%	4	5.7	29,327	9.1	4	4.8	26,739	7.8	3	4.0	22,744	6.6
	17.0%≦ <18.0%	6	7.4	31,575	9.8	5	6.3	30,194	8.8	5	5.4	26,158	7.6
	18.0%≦	64	73.9	172,437	53.4	71	76.6	197,819	57.7	74	75.6	201,302	58.3
	合計 (Total)	87	100.0	322,840	100.0	93	100.0	342,637	100.0	98	100.0	345,180	100.0
事業者ローン (Small Business Loans)	<28.0%	6	35.4	8,998	40.3	8	40.7	12,869	46.1	11	47.4	17,647	53.6
	28.0%≦ <29.0%	10	62.5	13,110	58.7	12	58.3	14,955	53.5	12	52.2	15,245	46.3
	29.0%≦	0	2.1	240	1.1	0	1.1	118	0.4	0	0.4	31	0.1
	合計 (Total)	17	100.0	22,348	100.0	21	100.0	27,943	100.0	24	100.0	32,924	100.0
合　計	(Total)	2,284	100.0	1,413,340	100.0	2,246	100.0	1,451,638	100.0	2,214	100.0	1,471,767	100.0

付金額別残高構成(Breakdown By Amount)

金額 / an Outstanding		03/3 件数(千件) Account ※1	03/3 構成比(%)	03/3 残高(百万円) Loan Balance ※2	03/3 構成比(%)	04/3 件数(千件) Account ※1	04/3 構成比(%)	04/3 残高(百万円) Loan Balance ※2	04/3 構成比(%)	05/3 件数(千件) Account ※1	05/3 構成比(%)	05/3 残高(百万円) Loan Balance ※2	05/3 構成比(%)
無担保ローン (Unsecured Loans)	(千円/¥ Thousand)												
	<100	206	9.5	14,611	1.4	170	8.0	11,792	1.1	155	7.5	10,814	1.0
	100≦ <200	220	10.1	36,548	3.4	221	10.4	37,864	3.5	210	10.1	36,136	3.3
	200≦ <300	233	10.7	62,509	5.9	229	10.8	61,247	5.7	197	9.5	51,801	4.7
	300≦ <400	239	11.0	85,798	8.0	229	10.8	81,369	7.5	212	10.2	73,990	6.8
	400≦ <500	899	41.2	428,089	40.1	887	41.7	421,082	39.0	910	43.5	432,870	39.6
	500≦ <1,000	256	11.8	213,001	19.9	245	11.5	202,167	18.7	242	11.6	196,363	18.0
	1,000≦	124	5.7	227,591	21.3	145	6.8	265,533	24.6	161	7.7	291,685	26.7
	合計 (Total)	2,180	100.0	1,068,151	100.0	2,131	100.0	1,081,057	100.0	2,091	100.0	1,093,662	100.0
有担保ローン (Home Equity Loans)	(千円/¥ Thousand)												
	<1,000	4	4.8	2,661	0.8	4	5.0	3,102	0.9	5	5.6	3,594	1.0
	1,000≦ <5,000	68	79.1	192,517	59.6	74	79.4	207,509	60.6	79	80.2	217,223	62.9
	5,000≦ <10,000	11	13.3	86,476	26.8	12	13.0	90,987	26.6	11	12.0	87,258	25.3
	10,000≦ <50,000	2	2.9	39,445	12.2	2	2.6	39,316	11.5	2	2.3	35,656	10.3
	50,000≦ <100,000	0	0.0	1,268	0.4	0	0.0	1,266	0.4	0	0.0	993	0.3
	100,000≦	0	0.0	471	0.1	0	0.0	454	0.1	0	0.0	453	0.1
	合計 (Total)	87	100.0	322,840	100.0	93	100.0	342,637	100.0	98	100.0	345,180	100.0
事業者ローン (Small Business Loans)	(千円/¥ Thousand)												
	<1,000	6	37.8	4,508	20.2	7	34.6	4,786	17.1	8	33.0	4,970	15.1
	1,000≦ <2,000	10	57.5	15,960	71.4	12	60.0	20,613	73.8	15	61.9	24,854	75.5
	2,000≦	0	4.8	1,879	8.4	1	5.3	2,543	9.1	1	5.1	3,099	9.4
	合計 (Total)	17	100.0	22,348	100.0	21	100.0	27,943	100.0	24	100.0	32,924	100.0
合　計	(Total)	2,284	100.0	1,413,340	100.0	2,246	100.0	1,451,638	100.0	2,214	100.0	1,471,767	100.0

※1: Thousand　　※2: ¥ Million

9. アイフル無担保ローン顧客属性 *(Unsecured Loans Customer Profile / AIFUL)*

(1)性　別 *(Sex)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*	03/3	構成比(%)	04/3	構成比(%)	05/3	構成比(%)
新規顧客 *(New Accounts)*	男　性 *(Male)*	284	70.2	252	71.0	243	70.7
	女　性 *(Female)*	120	29.8	103	29.0	100	29.3
	合　計 *(Total)*	405	100.0	355	100.0	343	100.0
既存顧客 *(Existing Accounts)*	男　性 *(Male)*	1,497	68.7	1,468	68.9	1,442	69.0
	女　性 *(Female)*	682	31.3	662	31.1	648	31.0
	合　計 *(Total)*	2,180	100.0	2,131	100.0	2,091	100.0

(2)年齢別 *(Age)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*	03/3	構成比(%)	04/3	構成比(%)	05/3	構成比(%)
新規顧客 *(New Accounts)*	20 ～ 29 (才/ *Age*)	174	43.1	155	43.8	151	44.1
	30 ～ 39	94	23.2	84	23.7	81	23.8
	40 ～ 49	65	16.1	56	15.9	54	15.8
	50 ～ 59	50	12.5	42	11.9	40	11.7
	60 ～	20	5.1	16	4.7	16	4.7
	合　計 *(Total)*	405	100.0	355	100.0	343	100.0
既存顧客 *(Existing Accounts)*	20 ～ 29 (才/ *Age*)	524	24.1	544	25.6	515	24.6
	30 ～ 39	609	27.9	590	27.7	588	28.1
	40 ～ 49	434	19.9	419	19.7	415	19.9
	50 ～ 59	389	17.9	369	17.3	362	17.3
	60 ～	221	10.2	207	9.7	209	10.0
	合　計 *(Total)*	2,180	100.0	2,131	100.0	2,091	100.0

(3)保険種別 *(Type of Social Security)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*		03/3	構成比(%)	04/3	構成比(%)	05/3	構成比(%)
新規顧客 *(New Accounts)*	会社員(社保)	*Office Worker (Company Health Insurance)*	192	47.5	170	48.0	161	47.0
	会社員(国保)	*Office Worker (National Health Insurance)*	159	39.4	142	39.9	142	41.5
	自営業者	*Self Employed*	53	13.1	43	12.1	39	11.5
	合　計	*Total*	405	100.0	355	100.0	343	100.0

(4)年収別 *(Annual Income)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*	03/3	構成比(%)	04/3	構成比(%)	05/3	構成比(%)
新規顧客 *(New Accounts)*	＜ 2,000 (千円/ *¥Thousand*)	69	17.1	63	17.7	63	18.5
	2,000 ≦ ＜ 3,000	89	22.0	80	22.7	80	23.3
	3,000 ≦ ＜ 4,000	101	25.0	88	24.9	86	25.2
	4,000 ≦ ＜ 5,000	61	15.3	53	15.0	49	14.5
	5,000 ≦ ＜ 7,000	54	13.5	46	13.0	42	12.3
	7,000 ≦ ＜ 10,000	22	5.5	18	5.2	17	5.0
	10,000 ≦	6	1.6	5	1.5	4	1.3
	合　計 *(Total)*	405	100.0	355	100.0	343	100.0

アイフル有担保ローン顧客属性 *(Home Equity Loans Customer Profile / AIFUL)*

不動産担保ローン既存顧客構成（件数ベース）*(Home Equity Loans Existing Customer Profile)*

(%)

年/決算月 *(Fiscal Year)*	03/3	増減数(%)	04/3	増減数(%)	05/3	増減数(%)
:別 *Sex*						
男性 *Male*	78.9	*0.5*	79.2	*0.3*	79.7	*0.5*
女性 *Female*	21.1	*-0.5*	20.8	*-0.3*	20.3	*-0.5*
:齢別 *Age*						
20 ～ 29	1.8	*-0.1*	1.6	*-0.2*	1.5	*-0.1*
30 ～ 39	11.2	*-0.7*	10.6	*-0.6*	10.3	*-0.3*
40 ～ 49	25.3	*-1.0*	24.2	*-1.1*	23.5	*-0.7*
50 ～	61.7	*1.8*	63.6	*1.9*	64.7	*1.1*
:収別 *Annual Income*						
＜ 2,000	19.5	*-0.8*	19.2	*-0.3*	18.6	*-0.6*
2,000 ≦ ＜ 3,000	13.2	*0.2*	13.4	*0.2*	13.5	*0.1*
3,000 ≦ ＜ 4,000	18.5	*0.4*	19.0	*0.5*	19.4	*0.4*
4,000 ≦ ＜ 5,000	15.2	*0.0*	15.2	*0.0*	15.5	*0.3*
5,000 ≦	33.6	*0.2*	33.2	*-0.4*	33.0	*-0.2*

注）斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

不動産担保ローン新規顧客構成（件数ベース）*(Home Equity Loans New Customer Profile)*

(%)

年/決算月 *(Fiscal Year)*	03/3	増減数(%)	04/3	増減数(%)	05/3	増減数(%)
掛け目 ※1 *Loan to value*						
＜ 45%	39.5	*3.1*	37.5	*-2.0*	36.5	*-1.1*
45 ≦ ＜ 55%	7.4	*-1.0*	8.5	*1.1*	7.1	*-1.4*
55 ≦ ＜ 65%	9.7	*-0.5*	9.4	*-0.3*	8.8	*-0.6*
65 ≦ ＜ 75%	25.4	*0.9*	27.5	*2.1*	30.1	*2.6*
75%≦	18.0	*-2.5*	17.1	*-0.9*	17.6	*0.5*
担保順位 ※1 *Mortgage Rank*						
1st	51.0	*0.2*	56.5	*5.5*	55.7	*-0.8*
2nd	29.6	*-2.6*	28.3	*-1.3*	28.2	*-0.1*
3rd	7.6	*-1.8*	6.8	*-0.8*	5.9	*-0.9*
4th ～	11.8	*4.2*	8.3	*-3.5*	10.2	*1.9*

※1：新規顧客＋完済後再利用顧客　　※1:New Accounts+Return Accounts
注）斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

クレジットコストの状況／年間比較 *(Credit Cost / YOY%)*

(百万円/¥ *Million*)

	年/決算月 *(Fiscal Year)*	03/3	/(L) %	04/3	/(L) %	05/3	/(L) %	2006/3*(E)*	/(L) %
末営業貸付金 (L)	*Loans outstanding* (L)	1,413,340	–	1,451,638	–	1,471,767	–	1,523,860	–
無担保	*Unsecured*	1,068,151	–	1,081,057	–	1,093,662	–	1,133,005	–
有担保	*Home equity*	322,841	–	342,637	–	345,180	–	348,154	–
事業者	*Small business*	22,349	–	27,943	–	32,924	–	42,700	–
初貸倒引当金 ①	*Allowance for bad debt (Beginning)* ①	58,689	4.15	70,479	4.86	81,693	5.55	81,928	5.38
倒発生額 ②	*Write-offs* ②	74,598	5.28	90,998	6.27	90,316	6.14	84,702	5.56
前年同期比	*yoy%*	44.4		22.0		-0.7		-6.2	
無担保	*Unsecured*	69,816	6.54	83,359	7.71	81,193	7.42	74,682	6.59
有担保	*Home equity*	4,095	1.27	6,362	1.86	7,187	2.08	7,726	2.22
事業者	*Small business*	686	3.07	1,277	4.57	1,935	5.88	2,294	5.37
保証債権等 ③	*Guarantee,etc* ③	122	–	550	–	926	–	1,438	–
別貸倒引当金繰入 (別引当) ※1 ④	*Non-operating Allowance for bad debt ※1* ④	4,387	0.31	6,459	0.44	5,907	0.40	5,943	0.39
無担保	*Unsecured*	2,151	0.20	3,147	0.29	2,243	0.21	2,105	0.19
有担保	*Home equity*	2,218	0.69	3,249	0.95	3,613	1.05	3,749	1.08
事業者	*Small business*	18	0.08	62	0.22	51	0.15	88	0.21
②+④	②+④	78,986	5.59	97,458	6.71	96,224	6.54	90,646	5.95
前年同期比	*yoy%*	46.6		23.4		-1.3		-5.8	
無担保	*Unsecured*	71,968	6.74	86,507	8.00	83,436	7.63	76,787	6.78
有担保	*Home equity*	6,313	1.96	9,612	2.81	10,800	3.13	11,475	3.30
事業者	*Small business*	704	3.15	1,339	4.79	1,987	6.04	2,383	5.58
倒関連費用(営業費用) ※2	*Credit Cost*	86,371	6.11	109,223	7.52	97,385	6.62	84,265	5.53
末貸倒引当金 ⑤	*Allowance for bad debt (End)* ⑤	70,479	4.99	81,693	5.63	81,928	5.57	74,108	4.86

※1：個別貸倒引当金＝破産更生債権(有担保)＋民事再生債権　Non-operating allowance for bad debt = Loans with legal bankruptcy + Loans with civil rehabilitation law.

※2：貸倒関連費用(営業費用)=-①期初貸倒引当金+②貸倒発生額+③保証債権等+④個別貸倒引当金額繰入+⑤期末貸倒引当金
Credit cost = Write-Offs② + Guarantee.ect③ + Non-operating allowance for bad debt④ + Allowance for bad debt(end)⑤ -Allowance for bad debt(beginning)①

11. アイフル貸倒&不良債権　(Credit Cost & NPL's / AIFUL)

(2)クレジットコストの状況／半期比較 (Credit Cost / YTD%)

年/決算月 (Fiscal Year)		03/9 (6M)	/(L) %	04/3 (6M)	/(L) %	04/9 (6M)	/(L) %	05/3 (6M)	/(L) %
期末営業貸付金 (L)	Loans outstanding (L)	1,435,770	–	1,451,638	–	1,459,310	–	1,471,767	–
無担保	Unsecured	1,074,563	–	1,081,057	–	1,085,579	–	1,093,662	–
有担保	Home equity	335,742	–	342,637	–	343,560	–	345,180	–
事業者	Small business	25,464	–	27,943	–	30,170	–	32,924	–
期初貸倒引当金 ①	Allowance for bad debt (Begining) ①	70,479	4.91	70,479	4.86	81,693	5.60	81,693	5.55
貸倒発生額	Write offs	44,403	3.09	46,595	3.21	44,658	3.06	45,658	3.10
半期増減率	YTD%	3.2		4.9		-4.2		2.2	
無担保	Unsecured	41,088	3.82	42,271	3.91	40,446	3.73	40,747	3.73
有担保	Home equity	2,730	0.81	3,632	1.06	3,315	0.96	3,872	1.12
事業者	Small business	584	2.29	693	2.48	896	2.97	1,039	3.16
保証債権等	Guarantee,etc	208	–	342	–	393	–	533	–
個別貸倒引当金繰入 (個別引当) ※1 ②	Non-operating Allowance for bad debt ②	3,584	0.25	2,875	0.20	4,765	0.33	1,142	0.08
無担保	Unsecured	2,185	0.20	962	0.09	2,565	0.24	-322	-0.03
有担保	Home equity	1,380	0.41	1,869	0.55	2,188	0.64	1,425	0.41
事業者	Small business	18	0.07	44	0.16	11	0.04	40	0.12
①+②	①+②	47,987	3.34	49,471	3.41	49,423	3.39	46,801	3.18
半期増減率	YTD%	6.7		3.1		-0.1		-5.3	
無担保	Unsecured	43,273	4.03	43,234	4.00	43,012	3.96	40,424	3.70
有担保	Home equity	4,110	1.22	5,502	1.61	5,503	1.60	5,297	1.53
事業者	Small business	603	2.37	736	2.63	907	3.01	1,080	3.28
貸倒関連費用(営業費用)	Credit Cost	60,465	4.21	48,758	3.36	49,874	3.42	47,511	3.23
期末貸倒引当金	Allowance for bad debt (End)	82,748	5.76	81,693	5.63	81,750	5.60	81,928	5.57

※1：個別貸倒引当金＝破産更生債権(有担保)＋民事再生債権 Non-operating allowance for bad debt = Loans with legal bankruptcy + Loans with civil rehabilitation law.

アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

良債権の状況(金融庁「4分類」) (NPL defined by FSA)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		03/3	/(L) %	04/3	/(L) %	04/9	/(L) %	05/3	/(L) %	2006/3(E)	/(L) %
営業貸付金 (L)	Loans outstanding (L)	1,413,340	–	1,451,638	–	1,459,310	–	1,471,767	–	1,523,860	–
無担保	Unsecured	1,068,151	–	1,081,057	–	1,085,579	–	1,093,662	–	1,133,005	–
有担保	Home equity	322,840	–	342,637	–	343,560	–	345,180	–	348,154	–
事業者	Small business	22,348	–	27,943	–	30,170	–	32,924	–	42,700	–
類開示債権合計 ①	NPL total ①	95,908	6.79	117,884	8.12	127,416	8.73	128,662	8.74	–	–
破綻先	Category 4	20,339	1.44	26,107	1.80	29,444	2.02	28,144	1.91	–	–
延滞債権	Category 3	31,834	2.25	42,141	2.90	46,015	3.15	48,221	3.28	–	–
3ヶ月以上延滞債権	Category 2	11,217	0.79	12,375	0.85	12,918	0.89	12,100	0.82	–	–
貸出条件緩和債権	Category 1	32,517	2.30	37,260	2.57	39,037	2.68	40,196	2.73	–	–
無担保ローン ②	②	58,223	5.45	69,943	6.47	72,885	6.71	73,025	6.68	–	–
破綻先	Category 4	2,850	0.27	4,880	0.45	4,745	0.44	3,780	0.35	–	–
延滞債権	Category 3	14,882	1.39	18,929	1.75	19,832	1.83	20,261	1.85	–	–
3ヶ月以上延滞債権	Category 2	8,031	0.75	8,977	0.83	9,477	0.87	9,061	0.83	–	–
貸出条件緩和債権	Category 1	32,458	3.04	37,155	3.44	38,830	3.58	39,923	3.65	–	–
貸倒引当金 ③	Allowance for NPL ③	88,827	6.28	99,958	6.89	101,425	6.95	101,053	6.87	99,522	6.53
無税	Untaxable	68,227	4.83	81,864	5.64	99,488	6.82	99,700	6.77	98,395	6.46
有税	Taxable	20,599	1.46	18,094	1.25	1,936	0.13	1,353	0.09	1,126	0.07
流動 ④	Current assets ④	70,479	4.99	81,693	5.63	81,750	5.60	81,928	5.57	74,108	4.86
固定	Fixed assets	18,348	1.30	18,264	1.26	19,674	1.35	19,124	1.30	25,413	1.67
カバー率(ALL) ③/①	Coverage ratio (All) ③/①	92.6	–	84.8	–	79.6	–	78.5	–	–	–
カバー率(無担保) ④/②	Coverage ratio (Unsecured) ④/②	121.0	–	116.8	–	112.2	–	112.2	–	–	–

綻先
未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

月以上延滞債権
営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

滞債権
その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

出条件緩和債権
上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に
有利となる取決めを行なった貸付金

アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

担保ローン債権分類内訳(ストック) (Details of Unsecured Loans)

(単位:百万円/¥Million)

年/決算月 (Fiscal Year)		03/9	/(L)%	04/3	/(L)%	04/9	/(L)%	05/3	/(L)%	2006/3(E)	/(L)%
保ローン残高 (L)	Unsecured Loans Outstanding (L)	1,074,563	-	1,081,057	-	1,085,579	-	1,093,662	-	1,133,005	-
営業店残高	Branch	1,057,467	98.4	1,062,361	98.3	1,065,746	98.2	1,073,401	98.1	1,114,216	98.3
正常債権残高	Ordinary Loan	986,346	91.8	998,354	92.3	999,873	92.1	1,008,077	92.2	1,051,900	92.8
解約債権残高 ※1	Defaulted Loan (1M+NPL)	62,943	6.0	64,006	6.0	65,873	6.2	65,324	6.1	62,315	5.6
半期増減率	YTD%	9.9		1.7		2.9		-0.8		-4.6	
うち条件緩和債権	Rescheduled Loan	34,345	3.2	35,852	3.4	37,086	3.5	37,750	3.5	-	-
うちその他解約債権	Other	28,598	2.7	28,153	2.7	28,787	2.7	27,573	2.6	-	-
管理センター残高	Collection Center	17,095	1.6	18,696	1.7	19,832	1.8	20,261	1.9	18,788	1.7
半期増減率	YTD%	15.3		9.4		6.1		2.2		-7.3	

※1:解約未収率=解約債権残高/営業店残高　Defaulted Loan(1M+NPL) / Unsecured Loans Outstanding (Branch's)

担保ローン延滞遷移率(フロー) (Overdue Ratio of Unsecured Loans)

(単位:百万円/¥Million・%)

年/決算月 (Fiscal Year)		03/9 (6M)	増減率(yoy)	04/3 (6M)	増減率(yoy)	04/9 (6M)	増減率(yoy)	05/3 (6M)	増減率(yoy)
発生率 ※2	Default(1M+Arrearage) Ratio	1.003	*0.214*	0.939	*0.054*	0.943	*-0.060*	0.866	*-0.073*
うち介入発生率	3rd Party Intervention	0.642	*0.157*	0.569	*0.016*	0.576	*-0.066*	0.535	*-0.034*
うち不履行発生率	Other	0.361	*0.057*	0.370	*0.038*	0.367	*0.006*	0.331	*-0.039*
発生率 ※3	Transfer(5M+Arrearage) Ratio	0.631	*0.137*	0.639	*0.065*	0.611	*-0.020*	0.566	*-0.073*
額	Transfer(5M+Arrearage)	39,881	31.2	40,606	12.1	38,973	-2.3	36,292	-10.6

※2:解約発生率=解約発生金額/正常債権残高　Default Ratio = Default(1M+Arrearage) / Ordinary Loans

※3:移管発生比率=移管発生金額/営業店残高　Transfer Ratio = Transfer(5M+Arrearage) / Unsecured Loans Outstanding (Branch's)

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

倒償却要因別状況/残高(無担保ローン) (Reason for Write-off, Unsecured)

(単位:百万円/¥Million)

年/決算月 (Fiscal Year)		03/9 (6M)	償却単価※1 (per account)	04/3 (12M)	償却単価※1 (per account)	04/9 (6M)	償却単価※1 (per account)	05/3 (12M)	償却単価※1 (per account)
理由(合計)	Reason for Write-off (Total)	41,088	416	83,359	421	40,446	437	81,193	439
増減率	YOY%	40.9		19.3		-1.6		-2.6	
破産	Bankruptcy	18,656	480	35,263	485	15,334	511	28,941	513
増減率/占有率	YOY/Share%	26.8	45.4%	11.2	42.3%	-17.8	37.9%	-17.9	35.6%
元金損失	Waiver of principal due to a settlement	8,209	-	18,394	-	8,454	-	20,379	-
増減率/占有率	with lawyer YOY/Share%	132.4	20.0%	22.6	22.1%	3.0	20.9%	10.8	25.1%
連絡不能等	Loss of contact, etc.	7,853	342	15,746	346	8,496	374	15,233	374
増減率/占有率	YOY/Share%	16.3	19.1%	15.0	18.9%	8.2	21.0%	-3.3	18.8%
介入後未決	Unsettled intervention	2,696	446	5,151	460	3,398	480	6,477	493
増減率/占有率	YOY/Share%	77.1	6.6%	37.4	6.2%	26.0	8.4%	25.7	8.0%
不履行	No intention to repay	3,672	328	8,804	355	4,761	354	10,161	360
増減率/占有率	YOY/Share%	39.4	8.9%	53.8	10.6%	29.7	11.8%	15.4	12.5%

※1:償却単価=償却金額/償却件数(単位:千円)　Write-offs per account=Write-offs/Accounts of Write-offs *(¥Thousand)*

※2:元金損失1口座あたり単価(03/9 263千円、04/3 288千円、04/9 302千円、05/3 329千円)。 The per account of Waiver of principal due to a settlement with lawyer is 03/9 263, 04/3 288, 05/3 329 *(¥Thousand)*

2. ライフ営業指標 *(Review of Operation / LIFE)*

営業債権ベース *(Managed Asset Basis)*

1) 営業実績 *(Operating Results)*

年/決算月 *(Fiscal Year)*		03/3	増減率(yoy%)	04/3	増減率(yoy%)	05/3 ①	増減率(yoy%)	2006/3 *(E)*	増減率(yoy%)	会計残高 *(On-Balance)* 05/3 ②	増減率(yoy%)	*(Off-Balance)* 05/3 ①−②
残高 (百万円)	*Balance (¥Million)*	676,093	10.4	702,202	3.9	751,553	7.0	799,581	6.4	584,525	19.7	167,028
割賦売掛金	*Installment Receivable*	247,494	10.4	256,773	3.7	285,867	11.3	304,137	6.4	201,420	23.2	84,447
総合斡旋	*Credit Card Shopping*	64,069	4.2	71,508	11.6	79,622	11.3	83,518	4.9	55,971	19.9	23,651
個品斡旋	*Installment Sales Finance*	183,423	12.8	185,263	1.0	206,245	11.3	220,619	7.0	145,449	24.7	60,796
オートローン	*Automobile*	6,629	-57.4	2,075	-68.7	-	-	-	-	-	-	-
特定	*Service*	106,924	46.3	111,871	4.6	134,874	20.6	145,929	8.2	-	-	-
一般	*Goods*	57,300	-1.1	61,689	7.7	62,248	0.9	65,866	5.8	-	-	-
代位弁済	*Collateral*	12,569	-21.9	9,627	-23.4	9,121	-5.3	8,823	-3.3	-	-	-
リース他	*Lease etc.*	1	-95.8	0	-100.0	0	-	-	-	0	-	-
営業貸付金	*Loans (Cash Advance)*	310,749	23.9	339,137	9.1	367,459	8.4	401,978	9.4	284,879	30.4	82,580
カードキャッシング	*with Credit Card*	192,209	20.0	202,819	5.5	209,300	3.2	224,772	7.4	161,281	22.5	48,019
キャッシュプラザ	*with Loan Card (Life Play Card)*	117,646	31.4	135,543	15.2	157,630	16.3	176,744	12.1	123,068	43.2	34,562
その他	*Other*	892	-25.9	775	-13.1	528	-31.9	461	-12.7	528	-31.9	-
信用保証売掛金	*Guarantee*	117,849	-14.2	106,290	-9.8	98,226	-7.6	93,465	-4.8	98,226	-7.6	-
パートナー	*Partner Loan (Automobile)*	7,385	-67.4	2,504	-66.1	1,194	-52.3	655	-45.1	1,194	-52.3	-
銀行保証	*Bank Loan*	69,290	0.0	67,919	-2.0	65,305	-3.8	64,735	-0.9	65,305	-3.8	-
住宅	*Home Loan*	41,173	-9.5	35,866	-12.9	31,726	-11.5	28,074	-11.5	31,726	-11.5	-
クレジットカード	*Credit Card*											
有効カード会員数 (千人)	*Number of Card Holders (Thousand)*	9,834	*1,118*	11,032	*1,198*	11,916	*884*	12,844	*928*			
プロパー	*Proper*	1,509	*122*	1,625	*116*	1,710	*85*	1,817	*107*			
提携	*Affinity*	8,324	*996*	9,406	*1,082*	10,205	*799*	11,027	*822*			
新規発行数 (千枚)	*Number of New Issue (Thousand)*	2,073	*279*	2,142	*69*	2,086	*-56*	2,184	*98*			
プロパー	*Proper*	190	*13*	192	*2*	207	*15*	235	*28*			
提携	*Affinity*	1,883	*266*	1,950	*67*	1,878	*-72*	1,949	*71*			
単価(残高÷残有会員数) (千円)	*Balance per Account (¥Thousand)*											
総合斡旋	*Shopping*	54	-5.3	46	-14.8	54	17.4	53	-1.9			
キャッシング	*Cashing*	227	5.1	224	-1.3	219	-2.2	216	-1.4			
買上実績 (百万円)	*Purchase Results (¥Million)*											
個品斡旋	*Installment Sales Finance*	125,246	19.8	118,131	-5.7	135,646	14.8	139,945	3.2			
カード事業	*Credit Card*	503,448	18.3	543,507	8.0	597,314	9.9	661,739	10.8			
総合斡旋	*Shopping*	274,479	17.5	318,115	15.9	373,130	17.3	419,629	12.5			
キャッシング	*Cashing*	228,968	-0.7	225,392	-1.6	224,184	-0.5	242,109	8.0			

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

2) チャネル展開 *(Marketing Channel)*

年/決算月 *(Fiscal Year)*		03/3	増減数(yoy)	04/3	増減率(yoy)	05/3	増減率(yoy)	2006/3 *(E)*	増減数(yoy)
事業店舗数 (店)	*Business Branches*	233	*37*	268	*35*	280	*12*	300	*20*
営業店舗	*Branches*	69	*1*	69	*0*	69	*0*	69	*0*
ライフカード店	*Life card (new concept branches)*	-	-	1	-	7	*6*	9	*2*
キャッシュプラザ	*Cash Plaza*	164	*36*	198	*34*	204	*6*	222	*18*
有人	*Staffed*	101	*11*	109	*8*	114	*5*	114	*0*
無人	*Unstaffed*	63	*25*	89	*26*	90	*1*	108	*18*
加盟店数 (社)	*Member Merchant*	82,987	*6,273*	90,556	*7,569*	95,281	*4,725*	100,253	*4,972*
正社員数(a) (人)	*N. of Employees (regulary payroll) (a)*	1,803	*-84*	1,773	*-30*	1,786	*13*	1,825	*39*
非正社員数(b) (人)	*N. of Employees (temp.) (b)*	1,509	*181*	1,705	*196*	1,739	*34*	1,871	*132*
合計(a)+(b) (人)	*Total (a)+(b)*	3,312	*97*	3,478	*166*	3,525	*47*	3,696	*171*
非正社員比率(b)/(a+b) (人)	*Ratio of N. of Employees (b)/(a+b)*	45.6	*4.3*	49.0	*3.5*	49.3	*0.3*	50.6	*1.3*

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

. ライフ損益の内訳 (Revenue and Expenses / LIFE)

業債権ベース(Managed Asset Basis)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		03/3	営業収益比 (%)	04/3	営業収益比 (%)	増減率 (yoy%)	05/3	営業収益比 (%)	増減率 (yoy%)	2006/3 (E)	営業収益比 (%)	増減率 (yoy%)
業収益	Operating Revenue	103,880	100.0	113,738	100.0	9.5	123,881	100.0	8.9	135,458	100.0	9.3
割賦売掛金収益	Installment Receivable	23,566	22.7	24,415	21.5	3.6	26,870	21.7	10.1	29,648	21.9	10.3
総合斡旋	Credit Card Shopping	7,945	7.6	8,402	7.4	5.8	9,313	7.5	10.8	10,281	7.6	10.4
個品斡旋	Installment Sales Finance	15,400	14.8	15,901	14.0	3.3	17,501	14.1	10.1	19,327	14.3	10.4
その他	Other	219	0.2	110	0.1	-49.8	55	0.0	-50.0	39	0.0	-29.1
営業貸付収益	Loans (Cash Advance)	69,578	67.0	78,815	69.3	13.3	84,919	68.5	7.7	93,440	69.0	10.0
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	42,327	40.7	46,979	41.3	11.0	48,558	39.2	3.4	51,431	38.0	5.9
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	27,199	26.2	31,786	27.9	16.9	36,313	29.3	14.2	41,972	31.0	15.6
その他融資	Other	51	0.0	50	0.0	-2.0	48	0.0	-4.0	35	0.0	-27.1
信用保証	Guarantee	3,622	3.5	3,842	3.4	6.1	4,044	3.3	5.3	4,403	3.3	8.9
その他の金融収益	Other Financial Revenue	164	0.2	60	0.1	-63.4	50	0.0	-16.7	46	0.0	-8.0
その他の営業収益	Other Operating Revenue	6,949	6.7	6,604	5.8	-5.0	7,995	6.5	21.1	7,919	5.8	-1.0
償却債権回収額	Bad Debt Recovery	2,311	2.2	2,670	2.3	15.5	3,175	2.6	18.9	3,405	2.5	7.2
その他の業務収入	Other	4,638	4.5	3,933	3.5	-15.2	4,819	3.9	22.5	4,513	3.3	-6.3
業費用	Operating Expenses	96,021	92.4	101,943	89.6	6.2	107,401	86.7	5.4	114,466	84.5	6.6
金融費用	Financial Expenses	7,079	6.8	8,588	7.6	21.3	8,806	7.1	2.5	9,952	7.3	13.0
貸倒関連費用	Credit Cost	35,809	34.5	37,902	33.3	5.8	39,775	32.1	4.9	38,557	28.5	-3.1
その他の営業費用	Other Operating Expenses(SG&A)	53,132	51.1	55,451	48.8	4.4	58,819	47.5	6.1	65,956	48.7	12.1
広告宣伝費	Advertising Expenses	4,770	4.6	5,054	4.4	6.0	5,464	4.4	8.1	5,934	4.4	8.6
人件費	Salaries	15,322	14.7	15,153	13.3	-1.1	15,257	12.3	0.7	16,729	12.3	9.6
その他	Other	33,040	31.8	35,243	31.0	6.7	38,096	30.8	8.1	43,292	32.0	13.6
販売費	Sales Cost	13,863	13.3	15,769	13.9	13.7	17,623	14.2	11.8	19,731	14.6	12.0
ｼｽﾃﾑ費	System Cost	9,546	9.2	10,164	8.9	6.5	10,698	8.6	5.3	12,561	9.3	17.4
施設費	Rent Cost	3,800	3.7	3,798	3.3	-0.1	3,500	2.8	-7.8	4,530	3.3	29.4
管理費	Admin Cost	5,828	5.6	5,511	4.8	-5.4	6,274	5.1	13.8	6,468	4.8	3.1
業利益	Operating Income	7,858	7.6	11,795	10.4	50.1	16,480	13.3	39.7	20,992	15.5	27.4
営業外利益	Non-operating Income	343	0.3	355	0.3	3.5	94	0.1	-73.5	23	0.0	-75.5
営業外費用	Non-operating Expenses	153	0.1	69	0.1	-54.9	50	0.0	-27.5	15	0.0	-70.0
常利益	Ordinary Income	8,048	7.7	12,081	10.6	50.1	16,524	13.3	36.8	21,000	15.5	27.1
特別利益	Extraordinary Income	210	0.2	4,277	3.8	1,936.7	217	0.2	-94.9	120	0.1	-44.7
特別損失	Extraordinary Losses	2,943	2.8	6,159	5.4	109.3	885	0.7	-85.6	66	0.0	-92.5
引前利益(a)	Income before Income Taxes(a)	5,314	5.1	10,198	9.0	91.9	15,856	12.8	55.5	21,053	15.5	32.8
法人税･住民税及び事業税(b)	Income Taxes(b)	164	0.2	218	0.2	32.9	225	0.2	3.2	240	0.2	6.7
法人税等調整額(c)	Effect of a Tax Consequences(c)	-3,999	-3.8	-6,151	-5.4	-	4,952	4.0	-	8,547	6.3	-
期純利益	Net Income	9,149	8.8	16,131	14.2	76.3	10,679	8.6	-33.8	12,265	9.1	14.9
質税率(b+c)/a (%)	Real Tax Rate (b+c)/a (%)	—	-	—	-	-	32.7	-	-	41.7	-	-

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

ライフ損益の内訳 (Revenue and Expenses / LIFE)

計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/3	営業収益比 (%)	04/3	営業収益比 (%)	増減率 (yoy%)	05/3	営業収益比 (%)	増減率 (yoy%)	2006/3 (E)	営業収益比 (%)	増減率 (yoy%)
業収益	Operating Revenue	102,392	100.0	111,575	100.0	9.0	121,972	100.0	9.3	133,600	100.0	9.5
割賦売掛金収益	Installment Receivable	22,933	22.4	23,592	21.1	2.9	26,267	21.5	11.3	28,834	21.6	9.8
総合斡旋	Credit Card Shopping	7,866	7.7	8,136	7.3	3.4	9,090	7.5	11.7	9,808	7.3	7.9
個品斡旋	Installment Sales Finance	14,846	14.5	15,346	13.8	3.4	17,120	14.0	11.6	18,985	14.2	10.9
その他	Other	219	0.2	110	0.1	-49.8	55	0.0	-50.0	39	0.0	-29.1
営業貸付収益	Loans (Cash Advance)	68,723	67.1	76,885	68.9	11.9	83,613	68.6	8.8	92,396	69.2	10.5
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	41,840	40.9	45,853	41.1	9.6	47,817	39.2	4.3	50,823	38.0	6.3
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	26,831	26.2	30,982	27.8	15.5	35,747	29.3	15.4	41,537	31.1	16.2
その他融資	Other	51	0.0	50	0.0	-2.0	48	0.0	-4.0	35	0.0	-27.1
信用保証	Guarantee	3,622	3.5	3,842	3.4	6.1	4,044	3.3	5.3	4,403	3.3	8.9
その他の金融収益	Other Financial Revenue	164	0.2	60	0.1	-63.4	50	0.0	-16.7	46	0.0	-8.0
その他の営業収益	Other Operating Revenue	6,949	6.8	7,194	6.4	3.5	7,995	6.6	11.1	7,919	5.9	-1.0
償却債権回収額	Bad Debt Recovery	2,311	2.3	2,670	2.4	15.5	3,175	2.6	18.9	3,405	2.5	7.2
その他の業務収入	Other	4,638	4.5	4,523	4.1	-2.5	4,819	4.0	6.5	4,513	3.4	-6.3
業費用	Operating Expenses	94,534	92.3	99,780	89.4	5.5	105,492	86.5	5.7	112,608	84.3	6.7
金融費用	Financial Expenses	5,592	5.5	6,426	5.8	14.9	6,897	5.7	7.3	8,094	6.1	17.4
貸倒関連費用	Credit Cost	35,809	35.0	37,902	34.0	5.8	39,775	32.6	4.9	38,557	28.9	-3.1
その他の営業費用	Other Operating Expenses(SG&A)	53,132	51.9	55,451	49.7	4.4	58,819	48.2	6.1	65,956	49.4	12.1
広告宣伝費	Advertising Expenses	4,770	4.7	5,054	4.5	6.0	5,464	4.5	8.1	5,934	4.4	8.6
人件費	Salaries	15,322	15.0	15,153	13.6	-1.1	15,257	12.5	0.7	16,729	12.5	9.6
その他	Other	33,040	32.3	35,243	31.6	6.7	38,096	31.2	8.1	43,292	32.4	13.6
販売費	Sales Cost	13,863	13.5	15,769	14.1	13.7	17,623	14.4	11.8	19,731	14.8	12.0
ｼｽﾃﾑ費	System Cost	9,546	9.3	10,164	9.1	6.5	10,698	8.8	5.3	12,561	9.4	17.4
施設費	Rent Cost	3,800	3.7	3,798	3.4	-0.1	3,500	2.9	-7.8	4,530	3.4	29.4
管理費	Admin Cost	5,828	5.7	5,511	4.9	-5.4	6,274	5.1	13.8	6,468	4.8	3.1
業利益	Operating Income	7,858	7.7	11,795	10.6	50.1	16,480	13.5	39.7	20,992	15.7	27.4
営業外利益	Non-operating Income	343	0.3	355	0.3	3.5	94	0.1	-73.5	23	0.0	-75.5
営業外費用	Non-operating Expenses	153	0.1	69	0.1	-54.9	50	0.0	-27.5	15	0.0	-70.0
常利益	Ordinary Income	8,048	7.9	12,081	10.8	50.1	16,524	13.5	36.8	21,000	15.7	27.1
特別利益	Extraordinary Income	210	0.2	4,277	3.8	1,936.7	217	0.2	-94.9	120	0.1	-44.7
特別損失	Extraordinary Losses	2,943	2.9	6,159	5.5	109.3	885	0.7	-85.6	66	0.0	-92.5
引前利益(a)	Income before Income Taxes(a)	5,314	5.2	10,198	9.1	91.9	15,856	13.0	55.5	21,053	15.8	32.8
法人税･住民税及び事業税(b)	Income Taxes(b)	164	0.2	218	0.2	32.9	225	0.2	3.2	240	0.2	6.7
法人税等調整額(c)	Effect of a Tax Consequences(c)	-3,999	-3.9	-6,151	-5.5	-	4,952	4.1	-	8,547	6.4	-
期純利益	Net Income	9,149	8.9	16,131	14.5	76.3	10,679	8.8	-33.8	12,265	9.2	14.9
質税率(b+c)/a (%)	Real Tax Rate (b+c)/a (%)	-	-	-	-	-	32.7	-	-	41.7	-	-

4. ライフ資金調達の状況 *(Review of Funding / LIFE)*

業債権ベース*(Managed Asset Basis)*　／　会計ベース *(On-Balance)*

)形態別調達金額 *(Amount of Borrowings by Type of Lender)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		03/3	構成比(%)	04/3	構成比(%)	05/3	構成比(%)	2006/3(*E*)	構成比(%)	会計ベース 05/3	構成比(%)
借入金	*Borrowings*	221,161	46.2	263,730	52.7	346,077	65.2	346,379	61.3	346,077	97.2
都市銀行	*City Banks*	–	–	1,000	0.2	4,500	0.8	–	–	4,500	1.3
長期信用銀行	*Long-Term Credit Banks*	14,349	3.0	21,722	4.3	28,375	5.3	–	–	28,375	8.0
信託銀行	*Trust Banks*	15,049	3.1	25,697	5.1	39,470	7.4	–	–	39,470	11.1
地方銀行･第二地方銀行	*Regional Banks*	14,466	3.0	23,219	4.6	43,955	8.3	–	–	43,955	12.3
系統金融機関	*Cooperative Financial Ins.*	12,010	2.5	20,534	4.1	34,167	6.4	–	–	34,167	9.6
生命保険会社	*Life Insurance*	2,128	0.4	4,349	0.9	6,087	1.1	–	–	6,087	1.7
損害保険会社	*Non-Life Insurance*	1,014	0.2	1,781	0.4	2,942	0.6	–	–	2,942	0.8
その他	*Other*	39,145	8.2	49,152	9.8	54,806	10.3	–	–	54,806	15.4
シンジケートローン	*Syndicated Loan*	9,000	1.9	17,275	3.5	12,775	2.4	–	–	12,775	3.6
アイフル	*AIFUL*	114,000	23.8	99,000	19.8	119,000	22.4	–	–	119,000	33.4
CP･社債等	*CP and Bonds*	257,892	53.8	236,590	47.3	184,949	34.8	218,880	38.7	10,000	2.8
証券化	*ABS*	257,391	53.7	221,590	44.3	174,949	32.9	–	–	–	–
CP	*CP*	500	0.1	5,000	1.0	–	–	–	–	–	–
普通社債	*SB*	–	–	10,000	2.0	10,000	1.9	–	–	10,000	2.8
合　計	*Total*	479,053	100.0	500,320	100.0	531,026	100.0	565,259	100.0	356,077	100.0

2)長期･短期別調達金額 *(Short and Long-term Borrowings)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		03/3	構成比(%)	04/3	構成比(%)	05/3	構成比(%)	2006/3(*E*)	構成比(%)	会計ベース 05/3	構成比(%)
短期調達	*Short-term Borrowings*	37,260	7.8	53,320	10.7	56,240	10.6	54,000	9.6	56,240	15.8
短期借入	*Borrowings*	36,760	7.7	48,320	9.7	56,240	10.6	–	–	56,240	15.8
CP	*CP*	500	0.1	5,000	1.0	–	–	–	–	–	–
長期調達	*Long-term Borrowings*	441,793	92.2	447,000	89.3	474,786	89.4	511,259	90.4	299,837	84.2
固定金利借入	*Fixed Rate*	4,219	0.9	24,202	4.8	46,365	8.7	–	–	46,365	13.0
変動金利借入	*Floating Rate*	180,182	37.6	191,207	38.2	243,472	45.8	–	–	243,472	68.4
社債等(固定)	*ABS (Fixed Bond)*	38,520	8.0	81,664	16.3	98,204	18.5	–	–	10,000	2.8
普通社債	*SB*	–	–	10,000	2.0	10,000	1.9	–	–	10,000	2.8
証券化	*ABS*	38,520	8.0	71,664	14.3	88,204	16.6	–	–	–	–
社債等(変動)	*ABS (Floating Bond)*	218,871	45.7	149,926	30.0	86,744	16.3	–	–	–	–
証券化	*ABS*	218,871	45.7	149,926	30.0	86,744	16.3	–	–	–	–
キャップ	*With Cap*	218,871	45.7	139,926	28.0	86,744	16.3	–	–	–	–
合　計	*Total*	479,053	100.0	500,320	100.0	531,026	100.0	565,259	100.0	356,077	100.0

※開始年月日が未到来のキャップ･スワップはございません。

3)調達金利 *(Funding Rate)*

(%)

年/決算月 *(Fiscal Year)*		03/3	04/3	05/3	2006/3(*E*)
調達金利	*Funding Rate*	1.37	1.44	1.46	1.47
間接	*Indirect*	2.14	2.02	1.77	1.86
直接	*Direct*	0.70	0.80	0.87	0.86

※調達金利＝末約定ベース平均表面金利　※Funding Rate= Interest Rate／Average Borrowing

【参考】

(%)

長期プライムレート	*Long term prime rate*	1.50	1.65	1.65	2.00

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

15. ライフ顧客属性 (Customer Profile / LIFE)

(1) クレジットカード (Credit Card)

1) 性別 (Sex)

(千件/Thousand)

	年/決算月 (Fiscal Year)	03/3	構成比(%)	04/3	構成比(%)	05/3	構成比(%)
新規顧客 (New Accounts)	男性 (Male)	1,244	60.2	1,390	65.2	1,325	63.6
	女性 (Female)	823	39.8	741	34.8	757	36.4
	合計 (Total)	2,068	100.0	2,131	100.0	2,083	100.0
既存顧客 (Existing Accounts)	男性 (Male)	5,454	55.8	6,231	56.9	6,826	57.6
	女性 (Female)	4,324	44.2	4,726	43.1	5,029	42.4
	合計 (Total)	9,778	100.0	10,957	100.0	11,856	100.0

2) 年齢別 (Age)

(千件/Thousand)

	年/決算月 (Fiscal Year)	03/3	構成比(%)	04/3	構成比(%)	05/3	構成比(%)
新規顧客 (New Accounts)	～19 (才/Age)	5	0.3	5	0.3	5	0.3
	20～29	238	11.5	266	12.5	267	12.9
	30～39	371	17.9	431	20.3	407	19.6
	40～49	445	21.5	480	22.6	444	21.4
	50～59	513	24.8	493	23.1	471	22.7
	60～	496	24.0	453	21.3	484	23.3
	合計 (Total)	2,068	100.0	2,131	100.0	2,083	100.0
既存顧客 (Existing Accounts)	～19 (才/Age)	6	0.1	5	0.1	6	0.1
	20～29	1,026	10.5	985	9.0	944	8.0
	30～39	2,156	22.0	2,332	21.3	2,397	20.2
	40～49	2,274	23.3	2,544	23.2	2,726	23.0
	50～59	2,351	24.0	2,688	24.5	2,979	25.1
	60～	1,966	20.1	2,400	21.9	2,801	23.6
	合計 (Total)	9,778	100.0	10,957	100.0	11,856	100.0

(2) ライフキャッシュプラザ (LIFE Cash Plaza)

1) 性別 (Sex)

(千件/Thousand)

	年/決算月 (Fiscal Year)	03/3	構成比(%)	04/3	構成比(%)	05/3	構成比(%)
新規顧客 (New Accounts)	男性 (Male)	53	57.6	48	57.5	57	58.9
	女性 (Female)	39	42.4	35	42.5	39	41.1
	合計 (Total)	92	100.0	84	100.0	96	100.0
既存顧客 (Existing Accounts)	男性 (Male)	163	55.3	177	54.9	199	55.0
	女性 (Female)	132	44.7	145	45.1	163	45.0
	合計 (Total)	295	100.0	323	100.0	363	100.0

2) 年齢別 (Age)

(千件/Thousand)

	年/決算月 (Fiscal Year)	03/3	構成比(%)	04/3	構成比(%)	05/3	構成比(%)
新規顧客 (New Accounts)	20～29 (才/Age)	19	20.4	17	21.3	19	20.6
	30～39	25	27.5	23	28.1	26	27.8
	40～49	23	24.6	20	24.3	23	24.7
	50～59	18	19.8	15	18.7	18	18.9
	60～	7	7.6	6	7.6	7	8.0
	合計 (Total)	92	100.0	84	100.0	96	100.0
既存顧客 (Existing Accounts)	20～29 (才/Age)	37	12.5	39	12.2	42	11.7
	30～39	84	28.5	89	27.8	97	26.9
	40～49	76	25.7	83	25.8	94	26.2
	50～59	70	23.6	76	23.6	86	23.8
	60～	28	9.6	34	10.6	41	11.4
	合計 (Total)	295	100.0	323	100.0	363	100.0

16. ライフ貸倒&不良債権 (Credit Cost & NPL's / LIFE)

(1) 営業債権ベース／年間比較 (Write-off / Balance / YOY%)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/3 償却金額 (Write offs)	03/3 債権残高 (Balance)	03/3 償却率(%) (Write offs ratio)	04/3 償却金額 (Write offs)	04/3 債権残高 (Balance)	04/3 償却率(%) (Write offs ratio)	05/3 償却金額 (Write offs)	05/3 債権残高 (Balance)	05/3 償却率(%) (Write offs ratio)	2006/3(E) 償却金額 (Write offs)	2006/3(E) 債権残高 (Balance)	2006/3(E) 償却率(%) (Write offs ratio)
合計	Total	30,190	676,093	4.47	35,566	702,202	5.06	36,658	751,553	4.88	38,620	799,581	4.83
増減率	yoy%	25.0			17.8			3.1			5.4		
カード	Card	11,025	256,280	4.30	15,236	274,328	5.55	15,257	288,923	5.28	15,513	308,290	5.03
増減率	yoy%	35.0			38.2			0.1			1.7		
総合斡旋	Shopping	2,337	64,070	3.65	2,412	71,509	3.37	2,115	79,622	2.66	2,083	83,518	2.49
キャッシング	Cashing	8,688	192,210	4.52	12,823	202,820	6.32	13,141	209,300	6.28	13,430	224,772	5.98
個品斡旋	Installment Sales Finance	5,229	170,856	3.06	6,067	175,636	3.45	4,994	197,123	2.53	5,539	211,796	2.62
増減率	yoy%	-1.5			16.0			-17.7			10.9		
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	Loan Card (Life Play Card)	6,432	117,647	5.47	10,570	135,543	7.80	11,445	157,630	7.26	13,117	176,744	7.42
増減率	yoy%	62.9			64.3			8.3			14.6		
信用保証	Guarantee	3,133	85,206	3.68	2,342	74,689	3.14	1,967	70,484	2.79	1,947	69,205	2.81
増減率	yoy%	-30.8			-25.3			-16.0			-1.0		
住宅	Home Loan	2,055	45,542	4.51	522	41,525	1.26	1,266	37,042	3.42	846	33,187	2.55
増減率	yoy%	50.2			-74.6			142.8			-33.2		
その他	Other	2,316	562	412.09	830	480	-	1,728	349	-	1,656	357	-
増減率	yoy%	175.0			-64.2			108.3			-4.2		
カード事故	Fraudulent Use of Credit Card		-	-	772	-	-	1,159	-	-	1,086	-	-
加盟店未精算金	Loss from Member Merchant Fraudulent		-	-	32	-	-	526	-	-	540	-	-
その他	Other		-	-	26	-	-	42	-	-	28	-	-

(2) 買上金額ベース／年間比較 (Write-off / Transaction Volume / YOY%)

(百万円/¥ Million)

年/決算月(Fiscal Year)		03/3 償却金額 (Write offs)	03/3 買上額 (Volume)	03/3 償却率(%) (Write offs ratio)	04/3 償却金額 (Write offs)	04/3 買上額 (Volume)	04/3 償却率(%) (Write offs ratio)	05/3 償却金額 (Write offs)	05/3 買上額 (Volume)	05/3 償却率(%) (Write offs ratio)	2006/3(E) 償却金額 (Write offs)	2006/3(E) 買上額 (Volume)	2006/3(E) 償却率(%) (Write offs ratio)
総合斡旋	Shopping	2,337	274,479	0.85	2,412	318,115	0.76	2,115	373,130	0.57	2,083	419,629	0.50

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

6. ライフ貸倒&不良債権　(Credit Cost & NPL's / LIFE)

(1) 営業債権ベース／半期比較　(Write-off / Balance / YTD%)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		03/9 (6M) 償却金額 (Write offs)	03/9 (6M) 債権残高 (Balance)	03/9 (6M) 償却率(%) (Write offs ratio)	04/3 (6M) 償却金額 (Write offs)	04/3 (6M) 債権残高 (Balance)	04/3 (6M) 償却率(%) (Write offs ratio)	04/9 (6M) 償却金額 (Write offs)	04/9 (6M) 債権残高 (Balance)	04/9 (6M) 償却率(%) (Write offs ratio)	05/3 (6M) 償却金額 (Write offs)	05/3 (6M) 債権残高 (Balance)	05/3 (6M) 償却率(%) (Write offs ratio)
合計	Total	19,559	688,739	2.84	16,007	702,202	2.28	19,668	729,082	2.70	16,990	751,553	2.26
半期増減率	YTD%	21.6			-18.2			22.9			-19.8		
カード	Card	8,117	268,210	3.03	7,119	274,328	2.59	7,699	283,038	2.72	7,558	288,923	2.62
半期増減率	YTD%	41.0			-12.3			8.1			-8.0		
総合斡旋	Shopping	1,354	68,933	1.96	1,058	71,509	1.48	1,161	74,636	1.56	954	79,622	1.20
キャッシング	Cashing	6,762	199,277	3.39	6,061	202,820	2.99	6,538	208,402	3.14	6,603	209,300	3.16
個品斡旋	Installment Sales Finance	3,991	171,041	2.33	2,077	175,636	1.18	2,802	187,363	1.50	2,192	197,123	1.11
半期増減率	YTD%	59.6			-48.0			34.9			-52.6		
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	Loan Card (Life Play Card)	5,408	125,050	4.32	5,163	135,543	3.81	5,634	147,029	3.83	5,811	157,630	3.69
半期増減率	YTD%	49.9			-4.5			9.1			-0.9		
信用保証	Guarantee	1,665	80,450	2.07	677	74,689	0.91	1,113	72,479	1.54	854	70,484	1.21
半期増減率	YTD%	49.8			-59.3			64.4			-80.4		
住宅	Home Loan	124	43,167	0.29	398	41,525	0.96	1,071	38,779	2.76	195	37,042	0.53
半期増減率	YTD%	-90.9			221.7			169.0			-26.3		
その他	Other	255	821	-	574	480	-	1,350	394	-	377	349	-
半期増減率	YTD%	-85.4			124.9			135.2			-72.0		
カード事故	Fraudulent Use of Credit Card	228	-	-	544	-	-	967	-	-	192	-	-
加盟店未精算金	Loss from Member Merchant Fraudulent	10	-	-	22	-	-	371	-	-	155	-	-
その他	Other	17	-	-	9	-	-	13	-	-	29	-	-

(2) 買上金額ベース／半期比較　(Write-off / Transaction Volume / YTD%)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		03/9 (6M) 償却金額 (Write offs)	03/9 (6M) 買上額 (Volume)	03/9 (6M) 償却率(%) (Write offs ratio)	04/3 (6M) 償却金額 (Write offs)	04/3 (6M) 買上額 (Volume)	04/3 (6M) 償却率(%) (Write offs ratio)	04/9 (6M) 償却金額 (Write offs)	04/9 (6M) 買上額 (Volume)	04/9 (6M) 償却率(%) (Write offs ratio)	05/3 (6M) 償却金額 (Write offs)	05/3 (6M) 買上額 (Volume)	05/3 (6M) 償却率(%) (Write offs ratio)
総合斡旋	Shopping	1,354	151,159	0.90	1,058	166,956	0.63	1,160	176,482	0.66	954	196,648	0.49

17. ライフ利回り (Average Yield / LIFE)

(5) 営業債権ベース(Managed Asset Basis)

年/決算月(Fiscal Year)		03/3	増減数(yoy)	04/3	増減数(yoy)	05/3	増減数(yoy)	2006/3 (E)	増減数(yoy)
合計	Total	15.0	*2.8*	16.4	*1.4*	16.9	*0.5*	17.4	*0.5*
割賦売掛金収益	Installment Receivable	10.0	*1.5*	9.5	*-0.5*	9.8	*0.3*	10.0	*0.1*
総合斡旋	Credit Card Shopping	12.7	*1.1*	11.7	*-0.9*	11.8	*0.1*	12.3	*0.5*
個品斡旋	Installment Sales Finance	8.9	*1.8*	9.2	*0.3*	9.5	*0.3*	9.4	*-0.1*
営業貸付収益	Loans (Cash Advance)	24.8	*1.8*	24.3	*-0.4*	24.0	*-0.3*	24.2	*0.2*
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	24.0	*2.0*	23.8	*-0.3*	23.4	*-0.4*	23.8	*0.4*
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	26.3	*1.1*	25.4	*-0.9*	24.9	*-0.5*	24.9	*0.0*
信用保証	Guarantee	2.8	*0.4*	3.4	*0.6*	4.0	*0.6*	4.6	*0.7*

18. 銀行保証事業 (Bank Loan Guarantee/AIFUL & LIFE)

(1) アイフル(AIFUL)

年/決算月(Fiscal Year)				03/3	増減率(yoy%)	04/3	増減率(yoy%)	05/3	増減率(yoy%)
保証残高	(百万円)	Loans	(¥ Million)	10,791	293.0	27,316	153.1	43,180	58.1
個人保証	(百万円)	Personal loans	(¥ Million)	10,491	282.0	25,958	147.4	35,267	35.9
提携先金融機関	(行)	Tie-up Banks	(Number)	21	*16*	32	*11*	41	*9*
事業者保証	(百万円)	Small business loans	(¥ Million)	300	-	1,358	352.7	7,912	482.6
提携先金融機関	(行)	Tie-up Banks	(Number)	3	-	7	*4*	32	*25*

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

※ 03/3の事業者保証残高には、ビジネクストの保証残高を含んでおりません。(個別決算短信には含む)

(2) ライフ(LIFE)

年/決算月(Fiscal Year)				03/3	増減率(yoy%)	04/3	増減率(yoy%)	05/3	増減率(yoy%)
保証残高	(百万円)	Loans	(¥ Million)	69,290	0.0	67,919	-2.0	65,305	-3.8
新型商品	(百万円)	High Yield Product	(¥ Million)	13,244	382.5	19,590	47.9	24,046	22.7
提携先機関	(行)	Tie-up Banks	(Number)	34	*21*	65	*31*	103	*38*
旧型商品	(百万円)	Low Yield Product	(¥ Million)	56,046	-15.8	48,329	-13.8	41,258	-14.6
提携先機関	(行)	Tie-up Banks	(Number)	41	*0*	41	*0*	35	*-6*

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

19. 事業者ローン2社の営業指標　*(Review of Operation / Small Business Loan Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)ビジネクスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

年/決算月 *(Fiscal Year)*				03/3	増減率(yoy%)	04/3	増減率(yoy%)	05/3	増減率(yoy%)	2006/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	15,397	89.7	27,591	79.2	47,622	72.6	69,516	46.0
口座数	(千件)	*Customer Accounts*	*(Thousand)*	12	130.3	22	77.9	32	42.7	43	34.4
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	1,194	−17.6	1,203	0.8	1,455	20.9	1,592	9.4
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	8	78.3	12	47.4	13	6.8	15	15.4
平均名目金利 ※	(%)	*Average interest rate*	*(%)*	15.4	*-0.1*	15.3	*-0.1*	15.1	*-0.2*	15.0	*-0.1*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	2.6	*1.5*	3.6	*1.0*	3.3	*-0.3*	3.7	*0.4*
営業店舗数	(店)	*Loan Business Branches*		3	*1*	2	*-1*	4	*2*	7	*3*
有人店舗		*Staffed*		3	*1*	2	*-1*	4	*2*	7	*3*
無人店舗		*Unstaffed*		-	-	-	-	-	-	-	-
社員数	(人)	*Number of Employees*		47	*0*	57	*10*	65	*8*	95	*30*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(2)シティズ*(City's / Acquisition : Oct 2002)*

年/決算月 *(Fiscal Year)*				03/3	増減率(yoy%)	04/3	増減率(yoy%)	05/3	増減率(yoy%)	2006/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	29,176	-	31,214	7.0	45,673	46.3	70,039	53.3
口座数	(千件)	*Customer Accounts*	*(Thousand)*	15	-	15	1.4	21	36.2	31	47.6
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	1,908	-	2,014	5.5	2,163	7.4	2,230	3.1
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	2	-	4	-	9	107.7	15	66.7
平均名目金利 ※	(%)	*Average interest rate*	*(%)*	28.1	-	27.4	*-0.6*	27.2	*-0.2*	26.6	*-2.2*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	5.0	-	1.6	*-3.4*	1.6	*0.0*	1.3	*-0.3*
営業店舗数	(店)	*Loan Business Branches*		37	-	38	*1*	50	*12*	63	*13*
有人店舗		*Staffed*		37	-	38	*1*	50	*12*	63	*13*
無人店舗		*Unstaffed*		-	-	-	-	-	-	-	-
社員数	(人)	*Number of Employees*		461	-	446	*-15*	762	*316*	972	*210*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

※　アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高+期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

20. 消費者金融グループ会社の営業指標 *(Review of Operation / Consumer Finance Subsidiaries)*

営業債権ベース*(Managed Asset Basis)*

(1)トライト *(Tryto / Merged : April 2004)* ※1

年/決算月 *(Fiscal Year)*				03/3	増減率(yoy%)	04/3	増減率(yoy%)	05/3	増減率(yoy%)	2006/3*(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	65,719	-	58,355	-	58,121	-	64,937	11.7
口座数	(千件)	*Customer Accounts*	*(Thousand)*	196	-	175	-	165	-	173	4.8
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	334	-	332	-	350	-	373	6.6
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	51	-	23	-	35	-	40	16.4
平均名目金利 ※4	(%)	*Average interest rate*	*(%)*	-	-	-	-	29.0	-	28.8	*-0.2*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	-	-	14.7	-	12.3	-	10.1	*-2.2*
営業店舗数	(店)	*Loan Business Branches*		110	-	107	-	100	-	108	*8*
有人店舗		*Staffed*		50	-	50	-	48	-	56	*8*
無人店舗		*Unstaffed*		60	-	57	-	52	-	52	*0*
社員数	(人)	*Number of Employees*		302	-	278	-	252	-	293	*41*

※1 2004年4月に、ハッピークレジット、信和、山陽信販を合併し、トライトとして事業開始の為、2004年3月期以前のデータは3社の合算値となります。

※4 アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2)ワイド *(Wide / Acquisition : June 2004)* ※2

年/決算月 *(Fiscal Year)*				05/3	増減率(yoy%)	2006/3*(E)*	増減率(yoy%)
営業貸付金残高		*Loans Outstanding*	*(¥ Million)*	95,345	-	102,658	7.7
口座数	(千件)	*Customer Accounts*	*(Thousand)*	204	-	231	13.2
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	466	-	444	-4.7
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	52	-	67	28.8
平均名目金利 ※4	(%)	*Average interest rate*	*(%)*	28.9	-	28.9	*0.0*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	10.3	-	7.2	*-3.1*
営業店舗数	(店)	*Loan Business Branches*		293	-	294	*1*
有人店舗		*Staffed*		33	-	34	*1*
無人店舗		*Unstaffed*		260	-	260	*0*
社員数	(人)	*Number of Employees*		358	-	486	*128*

※2 2004年6月30日に完全子会社化をしておりますが、2004年4月1日をみなし取得日としていることから、2004年4月からの実績となります。

※4 アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注) 斜体数値は増減数。ワイドのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Notes: Italic Font = Increase or Decrease The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

(3)ティーシーエム *(TCM / Acquisition : Feb 2005)* ※3

年/決算月 *(Fiscal Year)*				05/3	増減率(yoy%)	2006/3*(E)*	増減率(yoy%)
営業貸付金残高		*Loans Outstanding*	*(¥ Million)*	9,212	-	9,647	4.7
口座数	(千件)	*Customer Accounts*	*(Thousand)*	26	-	26	0.0
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	343	-	370	7.9
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	-	-	3	-
平均名目金利 ※4	(%)	*Average interest rate*	*(%)*	-	-	-	-
貸倒償却率	(%)	*Write off Ratio*	*(%)*	-	-	8.6	-
営業店舗数	(店)	*Loan Business Branches*		27	-	27	*0*
有人店舗		*Staffed*		10	-	10	*0*
無人店舗		*Unstaffed*		17	-	17	*0*
社員数	(人)	*Number of Employees*		44	-	50	*6*

※3 2005年2月21日に完全子会社化をしておりますが、2005年3月31日をみなし取得日としています。なお、2005年3月期は貸借対照表のみの連結となっております。

※4 アイフル単体の実質平均利回りは、営業貸付金利息/((期初残高＋期末残高)÷2)より算出しておりますが、子会社においては、平均名目金利(契約金利の平均)で掲載しております。

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

21. 事業者ローン2社の損益の内訳 (Revenue and Expenses / Small Business Loan Subsidiaries)

(1)ビジネクスト (Businext / JV with Sumitomo Trust & Banking started April 2001)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		03/3	増減率 (%)	04/3	増減率 (%)	05/3	営業収益比 (%)	増減率 (yoy%)	2006/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	1,749	377.6	3,014	72.3	5,445	100.0	80.6	8,517	100.0	56.4
営業貸付金利息	Interest Income	1,748	377.6	3,002	71.7	5,426	99.7	80.8	8,480	99.6	56.3
その他	Other	1	433.6	12	772.1	19	0.3	54.3	37	0.4	94.7
営業費用	Operating Expenses	2,341	-22.9	4,058	73.3	4,816	88.4	18.7	7,145	83.9	48.4
金融費用	Financial Expenses	232	699.0	372	60.1	672	12.4	80.7	1,148	13.5	70.8
広告宣伝費	Advertising Expenses	698	-62.5	696	-0.2	679	12.5	-2.5	819	9.6	20.6
貸倒費用	Credit Cost	423	11.9	1,969	365.5	2,234	41.0	13.4	3,353	39.4	50.1
人件費	Salaries	381	28.3	466	22.3	574	10.5	23.1	939	11.0	63.6
その他	Other	605	28.3	552	-8.8	655	12.0	18.8	883	10.4	34.8
営業利益	Operating Income	-591	77.9	-1,043	-76.4	629	11.6	160.3	1,372	16.1	118.1
営業外収益	Non-operating Income	5	-92.6	17	216.0	4	0.1	-77.1	-	-	-
営業外費用	Non-operating Expenses	4	44,477.8	3	-10.7	-	-	-	-	-	-
経常利益	Ordinary Income	-589	77.3	-1,029	-74.5	633	11.6	161.5	1,372	16.1	116.7
特別利益	Extraordinary Income	-	-	-	-	-	-	-	-	-	-
特別損失	Extraordinary Losses	8	-	3	-52.8	27	0.5	633.0	-	-	-
税引前利益	Income before Income Taxes	-597	77.0	-1,033	-72.8	605	11.1	158.6	1,372	16.1	126.8
法人税·住民税及び事業税	Income Taxes	3	-26.8	3	-0.1	4	0.1	14.7	9	0.1	-
法人税等調整額	Effect of a Tax Consequences	-	-	-	-	-	-	-	-	-	-
当期純利益	Net Income	-601	76.9	-1,036	-72.3	601	11.0	158.0	1,363	16.0	126.8

(2)シティズ (City's / Acquisition : Oct 2002)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		03/3	増減率 (%)	04/3	増減率 (%)	05/3	営業収益比 (%)	増減率 (yoy%)	2006/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	3,470	-	7,414	-	9,579	100.0	29.2	14,714	100.0	53.6
営業貸付金利息	Interest Income	3,463	-	7,307	-	9,413	98.3	28.8	14,502	98.6	54.1
その他	Other	6	-	107	-	166	1.7	55.1	211	1.4	27.1
営業費用	Operating Expenses	3,956	-	4,371	-	6,985	72.9	59.8	11,664	79.3	67.0
金融費用	Financial Expenses	274	-	390	-	417	4.4	7.1	782	5.3	87.5
広告宣伝費	Advertising Expenses	19	-	71	-	194	2.0	173.9	309	2.1	59.3
貸倒費用	Credit Cost	1,853	-	327	-	152	1.6	-53.4	1,297	8.8	753.3
人件費	Salaries	1,211	-	2,416	-	4,149	43.3	71.7	6,242	42.4	50.4
その他	Other	597	-	1,166	-	2,070	21.6	77.5	3,032	20.6	46.5
営業利益	Operating Income	-486	-	3,043	-	2,594	27.1	-14.8	3,049	20.7	17.5
営業外収益	Non-operating Income	14	-	23	-	4	0.0	-81.6	12	0.1	200.0
営業外費用	Non-operating Expenses	32	-	19	-	13	0.1	-32.4	11	0.1	-15.4
経常利益	Ordinary Income	-503	-	3,047	-	2,585	27.0	-15.2	3,050	20.7	18.0
特別利益	Extraordinary Income	3	-	7	-	57	0.6	630.4	-	-	-
特別損失	Extraordinary Losses	4	-	13	-	103	1.1	646.4	96	0.7	-6.8
税引前利益	Income before Income Taxes	-504	-	3,041	-	2,539	26.5	-16.5	2,954	20.1	16.3
法人税·住民税及び事業税	Income Taxes	7	-	952	-	835	8.7	-12.2	1,340	9.1	-
法人税等調整額	Effect of a Tax Consequences	-212	-	553	-	209	2.2	-	-86	-	-
当期純利益	Net Income	-299	-	1,535	-	1,494	15.6	-2.7	1,699	11.5	13.7

22. 消費者金融グループ会社の損益の内訳 *(Revenue and Expenses / Consumer Finance Subsidiaries)*

(1)トライト *(Tryto / Merged : April 2004)*

(百万円/¥ *Million*)

年/決算月(*Fiscal Year*)		03/3	増減率 (%)	04/3	増減率 (%)	05/3	営業収益比 (%)	増減率 (yoy%)	2006/3(*E*)	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	17,294	–	15,663	-9.4	14,539	100.0	-7.2	16,244	100.0	11.7
営業貸付金利息	*Interest Income*	17,070	–	15,386	-9.9	14,255	98.0	-7.4	15,910	97.9	11.6
その他	*Other*	224	–	277	23.5	284	2.0	2.5	333	2.0	17.3
営業費用	*Operating Expenses*	16,886	–	14,308	-15.3	11,754	80.8	-17.9	12,717	78.3	8.2
金融費用	*Financial Expenses*	1,560	–	1,321	-15.4	896	6.2	-32.2	920	5.7	2.7
広告宣伝費	*Advertising Expenses*	881	–	443	-49.7	802	5.5	81.0	1,276	7.9	59.1
貸倒費用	*Credit Cost*	9,667	–	7,915	-18.1	5,749	39.5	-27.4	6,050	37.2	5.2
人件費	*Salaries*	1,992	–	1,988	-0.2	1,918	13.2	-3.5	2,166	13.3	12.9
その他	*Other*	2,784	–	2,639	-5.2	2,386	16.4	-9.6	2,304	14.2	-3.4
営業利益	*Operating Income*	407	–	1,355	232.7	2,784	19.2	105.5	3,526	21.7	26.7
営業外収益	*Non-operating Income*	36	–	41	12.9	28	0.2	-31.7	22	0.1	-21.4
営業外費用	*Non-operating Expenses*	39	–	17	-55.6	5	0.0	-70.6	–	–	–
経常利益	*Ordinary Income*	404	–	1,378	241.3	2,807	19.3	103.7	3,548	21.8	26.4
特別利益	*Extraordinary Income*	13	–	0	-94.7	5	0.0	–	–	–	–
特別損失	*Extraordinary Losses*	11	–	127	981.7	421	2.9	231.5	45	0.3	-89.3
税引前利益	*Income before Income Taxes*	405	–	1,252	209.0	2,391	16.4	91.0	3,503	21.6	46.5
法人税·住民税及び事業税	*Income Taxes*	554	–	80	–	-1	0.0	–	1,133	7.0	–
法人税等調整額	*Effect of a Tax Consequences*	-256	–	470	–	985	6.8	–	343	2.1	–
当期純利益	*Net Income*	106	–	701	555.8	1,407	9.7	100.7	2,025	12.5	43.9

※ 2004年4月に、ハッピークレジット、信和、山陽信販を合併し、トライトとして事業開始の為、2004年3月期以前のデータは3社の合算値となります。

(2)ワイド *(Wide / Acquisition : June 2004)*

(百万円/¥ *Million*)

年/決算月(*Fiscal Year*)		05/3 (営業債権ベース)	営業収益比 (%)	増減率 (yoy%)	05/3 (会計ベース)	営業収益比 (%)	増減率 (yoy%)	2006/3(*E*) (会計ベース) *On-balance*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	23,849	100.0	–	23,312	100.0	–	25,578	100.0	9.7
営業貸付金利息	*Interest Income*	23,732	99.5	–	23,196	99.5	–	25,445	99.5	9.7
その他	*Other*	116	0.5	–	116	0.5	–	132	0.5	13.8
営業費用	*Operating Expenses*	22,157	92.9	–	21,621	92.7	–	18,302	71.6	-15.4
金融費用	*Financial Expenses*	2,731	11.5	–	2,195	9.4	–	1,600	6.3	-27.1
広告宣伝費	*Advertising Expenses*	1,549	6.5	–	1,549	6.6	–	1,870	7.3	20.7
貸倒費用	*Credit Cost*	10,169	42.6	–	10,169	43.6	–	6,539	25.6	-35.7
人件費	*Salaries*	2,357	9.9	–	2,357	10.1	–	2,780	10.9	20.1
その他	*Other*	5,348	22.4	–	5,348	22.9	–	5,512	21.5	2.1
営業利益	*Operating Income*	1,691	7.1	–	1,691	7.3	–	7,275	28.4	330.2
営業外収益	*Non-operating Income*	20	0.1	–	20	0.1	–	29	0.1	45.0
営業外費用	*Non-operating Expenses*	20	0.1	–	20	0.1	–	108	0.4	440.0
経常利益	*Ordinary Income*	1,692	7.1	–	1,692	7.3	–	7,197	28.1	325.4
特別利益	*Extraordinary Income*	6	0.0	–	6	0.0	–	–	–	–
特別損失	*Extraordinary Losses*	1,041	4.4	–	1,041	4.5	–	271	1.1	-74.0
税引前利益	*Income before Income Taxes*	657	2.8	–	657	2.8	–	6,925	27.1	954.0
法人税·住民税及び事業税	*Income Taxes*	27	0.1	–	27	0.1	–	1,652	6.5	–
法人税等調整額	*Effect of a Tax Consequences*	268	1.1	–	268	1.1	–	1,188	4.6	–
当期純利益	*Net Income*	361	1.5	–	361	1.5	–	4,084	16.0	1,031.3

※ 2004年6月30日に完全子会社化をしておりますが、2004年4月1日をみなし取得日としていることから、2004年4月からの実績となります。

注) 斜体数値は増減数。ワイドのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Notes: Italic Font = Increase or Decrease The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

22. 消費者金融グループ会社の損益の内訳 *(Revenue and Expenses / Consumer Finance Subsidiaries)*

(3)ティーシーエム(TCM / Acquisition : Feb 2005)

(百万円/¥ *Million*)

	年/決算月 *(Fiscal Year)*	2006/3*(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	2,437	100.0	–
営業貸付金利息	*Interest Income*	2,391	98.1	–
その他	*Other*	45	1.8	–
営業費用	*Operating Expenses*	2,059	84.5	–
金融費用	*Financial Expenses*	177	7.3	–
広告宣伝費	*Advertising Expenses*	146	6.0	–
貸倒費用	*Credit Cost*	663	27.2	–
人件費	*Salaries*	313	12.8	–
その他	*Other*	757	31.1	–
営業利益	*Operating Income*	378	15.5	–
営業外収益	*Non-operating Income*	–	–	–
営業外費用	*Non-operating Expenses*	–	–	–
経常利益	*Ordinary Income*	378	15.5	–
特別利益	*Extraordinary Income*	–	–	–
特別損失	*Extraordinary Losses*	–	–	–
税引前利益	*Income before Income Taxes*	378	15.5	–
法人税·住民税及び事業税	*Income Taxes*	1	0.0	–
法人税等調整額	*Effect of a Tax Consequences*	-25	-1.0	–
当期純利益	*Net Income*	401	16.5	–

※4 2005年2月21日に完全子会社化をしておりますが、2005年3月31日をみなし取得日としています。
なお、2005年3月期は貸借対照表のみの連結となっております。

23. グループ経営一覧表 *(Group Management)*

（百万円/¥ *Million*）

		04/3		05/3			2006/3(E)		
			増減率 yoy%		構成比 %	増減率 yoy%		構成比 %	増減率 yoy%
営業債権残高合計	*Total Receivable Outstanding*	2,298,444	4.0	2,522,579	100.0	9.8	2,701,923	100.0	7.1
アイフル ※1	*Aiful ※1*	1,479,080	3.8	1,515,007	60.1	2.4	1,585,542	58.7	4.7
ライフ	*Life*	702,202	3.9	751,553	29.8	7.0	799,581	29.6	6.4
ビジネクスト	*Businext*	27,591	79.2	47,622	1.9	72.6	69,516	2.6	46.0
シティズ	*City's*	31,214	7.0	45,673	1.8	46.3	70,039	2.6	53.3
ワイド	*Wide*	–	–	95,345	3.8	–	102,658	3.8	7.7
トライト ※2	*Tryto ※2*	58,355	–	58,164	2.3	–	64,937	2.4	11.6
ティーシーエム ※3	*TCM ※3*	–	–	9,212	0.4	–	9,647	0.4	4.7
営業収益	*Total Operating Revenue*	473,477	5.3	518,416	100.0	9.5	555,049	100.0	7.1
アイフル	*Aiful*	334,977	3.2	340,615	65.7	1.7	349,578	63.0	2.6
ライフ	*Life*	111,575	9.0	121,972	23.5	9.3	133,600	24.1	9.5
ビジネクスト	*Businext*	3,014	72.3	5,445	1.1	80.7	8,517	1.5	56.4
シティズ	*City's*	7,414	–	9,579	1.8	29.2	14,714	2.7	53.6
ワイド	*Wide*	–	–	23,312	4.5	–	25,578	4.6	9.7
トライト	*Tryto*	15,663	–	14,539	2.8	–	16,244	2.9	11.7
ティーシーエム	*TCM*	–	–	–	–	–	2,437	0.4	–
経常利益	*Total Ordinary Income*	112,446	23.7	135,294	100.0	20.3	155,000	100.0	14.6
アイフル	*Aiful*	98,932	−7.6	112,533	83.2	13.7	121,000	78.1	7.5
ライフ	*Life*	12,081	50.1	16,524	12.2	36.8	21,000	13.5	27.1
ビジネクスト	*Businext*	−1,029	−74.5	633	0.5	161.5	1,372	0.9	116.7
シティズ	*City's*	3,047	–	2,585	1.9	−15.2	3,050	2.0	18.0
ワイド	*Wide*	–	–	1,692	1.3	–	7,197	4.6	325.4
トライト	*Tryto*	1,378	–	2,807	2.1	–	3,548	2.3	26.4
ティーシーエム	*TCM*	–	–	–	–	–	378	0.2	–
当期純利益	*Total Net Income*	62,548	4.4	75,723	100.0	21.1	91,762	100.0	21.2
アイフル	*Aiful*	53,086	44.2	67,301	88.9	26.8	74,351	81.0	10.5
ライフ	*Life*	16,131	76.3	10,679	14.1	−33.8	12,265	13.4	14.9
ビジネクスト	*Businext*	−1,036	−72.3	601	0.8	158.0	1,363	1.5	126.8
シティズ	*City's*	1,535	–	1,494	2.0	−2.7	1,699	1.9	13.7
ワイド	*Wide*	–	–	361	0.5	–	4,084	4.5	1031.3
トライト	*Tryto*	701	–	1,407	1.9	–	2,025	2.2	43.9
ティーシーエム	*TCM*	–	–	–	–	–	401	0.4	–

※1 アイフルの営業債権残高には信用保証割賦売掛金、割賦売掛金を含みます。

※2 トライトの04/3の数値は3社（ハッピークレジット、信和、山陽信販）の合算値であり、増減率は合算値との比較となります。また、営業債権残高には信用保証割賦売掛金、割賦売掛金を含みます。

※3 2005年2月21日に完全子会社化をしておりますが、2005年3月31日をみなし取得日としています。なお、2005年3月期は貸借対照表のみの連結となっております。

24. 消費者金融業界動向 *(Overview of Consumer Credit Industry)*

(1)自己破産申請件数の推移 (Trend of Personal Bankruptcy in Japan)

○1993年～2005年3月推移*(Number of Petitions 1993-Mar 2005)*

暦年	1993年	1994年	1995年	1996年	1997年	1998年	1999年	2000年	2001年	2002年	2003年	2004年	2005年 (2M)	2005年 1月	2005年 2月
件数	43,545	40,385	43,414	56,494	71,299	103,803	122,741	139,281	160,419	214,633	242,377	211,402	25,271	10,856	14,415
yoy	0.9%	-7.3%	7.5%	30.1%	26.2%	45.6%	18.2%	13.5%	15.2%	33.8%	12.9%	-12.8%	-20.8%	-22.5%	-19.6%

(2)形態別信用供与残高 *(Consumer Credit Balance)*

(億円/¥ *100Million*)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社 Credit Sales & Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
1994年	749,110	1.1	170,164	2.0	23,606	6.1	146,558	1.3	578,946	0.8	206,514	6.4	372,432	-2.0	283,765	-4.3	44,982	12.5	39,472	-0.4	4,213	0.8
1995年	748,005	-0.1	177,166	4.1	24,887	5.4	152,279	3.9	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	43,081	9.1	4,372	3.8
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	47,293	9.8	4,606	5.4
1997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	50,928	7.7	4,863	5.6
1998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	48,188	-5.4	4,922	1.2
1999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	49,763	1.8	4,905	-0.3
2000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	53,389	7.3	4,651	-5.2
2001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	56,652	6.1	5,154	10.8
2002年	607,750	-4.4	148,353	-3.5	35,675	6.0	112,678	-6.1	459,397	-4.7	106,548	-13.9	352,849	-1.6	185,566	-7.1	102,357	5.6	59,434	4.9	5,492	6.6
2003年	595,118	-2.1	148,316	0.0	38,672	8.4	109,644	-2.7	446,802	-2.7	100,310	-5.9	346,492	-1.8	178,987	-3.5	101,755	-0.6	59,996	0.9	5,754	4.8

出所:(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

(3)形態別信用供与額 *(Consumer Credit Provided)*

(億円/¥ *100Million*)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社 Credit Sales & Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
1994年	707,370	3.1	285,062	2.2	136,321	4.1	148,741	0.6	422,308	3.8	223,243	5.1	199,065	2.3	66,144	-0.8	56,728	12.5	67,499	-2.1	8,694	3.0
1995年	728,595	3.0	300,608	5.5	146,925	7.8	153,683	3.3	427,987	1.3	217,081	-2.8	210,906	5.9	63,037	-4.7	66,103	16.5	72,656	7.6	9,110	4.8
1996年	756,177	3.8	322,020	7.1	167,531	14.0	154,489	0.5	434,157	1.4	213,635	-1.6	220,522	4.6	58,544	-7.1	75,886	14.8	76,705	5.6	9,387	3.0
1997年	765,205	1.2	330,416	2.6	181,238	8.2	149,178	-3.4	434,789	0.1	204,712	-4.2	230,077	4.3	55,521	-5.2	83,550	10.1	81,241	5.9	9,765	4.0
1998年	760,811	-0.6	330,469	0.0	190,131	4.9	140,338	-5.9	430,342	-1.0	198,242	-3.2	232,100	0.9	49,343	-11.1	91,404	9.4	81,428	0.2	9,925	1.6
1999年	731,252	-3.9	332,667	0.7	201,511	6.0	131,156	-6.5	398,585	-7.4	169,916	-14.3	228,669	-1.5	39,788	-19.4	94,966	3.9	83,956	3.1	9,959	0.3
2000年	735,868	0.6	346,490	4.2	217,920	8.1	128,570	-2.0	389,378	-2.3	153,328	-9.8	236,050	3.2	41,126	3.4	99,811	5.1	85,117	1.4	9,996	0.4
2001年	740,963	0.7	355,015	2.5	232,739	6.8	122,276	-4.9	385,948	-0.9	139,232	-9.2	246,716	4.5	39,858	-3.1	106,327	6.5	90,720	6.6	9,811	-1.9
2002年	728,225	-1.7	363,459	2.4	246,790	6.0	116,669	-4.6	364,766	-5.5	120,080	-13.8	244,656	-0.8	40,448	1.5	101,917	-4.1	92,465	1.9	9,826	0.2
2003年	730,147	0.3	379,301	4.4	265,819	7.7	113,482	-2.7	350,846	-3.8	112,682	-6.2	238,164	-2.7	39,461	-2.4	97,507	-4.3	91,504	-1.0	9,692	-1.4

出所:(社)日本クレジット産業協会「消費者信用市場統計」　Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT3

(Brief Description)

June 2005

<u>The 28th Business Report</u>
"SHAREHOLDERS' COMMUNICATION"

This Business Report concerning the period from April 1, 2004 through March 31, 2005 (the "Business Report") was sent to the shareholders of AIFUL Corporation (the "Company") in June 2005.

The Business Report is not required to be prepared or made public under any rules or regulations in Japan; the Company, however, voluntarily prepares the Business Report, sends it to its shareholders and distributes it to its creditors, customers or analysts from time to time.

The information in the Business Report which is material to an investment decision is substantially contained in the Consolidated and Non-Consolidated Earnings Report (FY 2005) dated May 10, 2005 of the Company (see Exhibit 1).

EXHIBIT 4

(Brief Description)

June 27, 2005

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1 of
the Securities and Exchange Law)

The 28th Fiscal Year
from April 1, 2004
to March 31, 2005

This Annual Securities Report concerning the fiscal year ended March 31, 2005 (hereinafter called the "Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on June 27, 2005 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the Tokyo Branch of AIFUL Corporation (the "Company") and at each of The Tokyo Stock Exchange and The Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended March 31, 2005.

The information in the Annual Securities Report which is material to an investment decision is substantially contained in the Annual Report 2005 of the Company, published in August 2005 (see Exhibit 1 (ii)).

EXHIBIT5

(Brief Description in English)

Supplement to Shelf Registration Statement

AIFUL CORPORATION

(504043)

Supplement to Shelf Registration Statement dated April 7, 2005 relating to the Unsecured Straight Bonds- Forty-sixth and Forty-seventh - Series (with special covenant of rating *pari passu* solely with the other series of bonds) (the "Supplement")

The Supplement is required to be filed with the authority under the Securities and Exchange Law when AIFUL Corporation (the "Company") proposes to issue or distribute through a public offering in Japan of the securities designated in the Shelf Registration Statement filed with the Director-General of Kanto Local Finance Bureau on February 7, 2005 (the "Shelf Registration Statement") which became effective as of February 15, 2005, including the Unsecured Straight Bonds - Forty-sixth and Forty-seventh - Series (with special covenant of rating *pari passu* solely with the other series of bonds), each worth ¥10,000 million of the aggregate principal amount thereof in such offerings.

The Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds- Forty-sixth and Forty-seventh - Series and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision is substantially contained in the press releases dated April 7, 2005 (Exhibit 8).

EXHIBIT6

(Brief Description in English)

Amendment to Shelf Registration Statement

AIFUL CORPORATION

(504043)

Amendment to Shelf Registration Statement dated June 27, 2005 (the "Amendment") with respect to inclusion in the list of documents incorporated therein by reference to the Shelf Registration Statements (Note)

The Amendment are filed as referred to above in order to incorporate therein by reference to the Annual Securities Report for the 28th fiscal year filed on June 27, 2005 by amending the list of documents, contained in the Shelf Registration Statement filed with the Director-General of Kanto-Local Finance Bureau on February 7, 2005, which are incorporated therein by reference.

Note:

Under the Securities and Exchange Law, an amendment to a shelf registration statement is required to be filed when a list of documents to be incorporated by reference in the relevant shelf registration statement is amended.

EXHIBIT7

(Brief Description in English)

The Reports on Treasury Stock Purchase

AIFUL CORPORATION

(504043)

The Reports on Treasury Stock Purchase, each dated April 12, May 12 and June 8, 2005, respectively (together, the "Reports"), in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees (see Note below)

The Reports show that no treasury stock purchase has been made during the period from March 1, 2005 to May 31, 2005.

Note:

Under the Securities and Exchange Law, a report on treasury stock purchase is required to be filed with the authority in connection with the open market purchase of treasury stock of a listing company.

EXHIBIT8

AIFUL PRESS RELEASE

AIFUL Corporation (8515)

381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan

Mr. Yoshitaka Fukuda, President & CEO

Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,

Fiscal year end: March 31

For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-4503-6050

AIFUL Announce 46th, 47th Unsecured Straight Bond Issues

TOKYO, April 7, 2005 - AIFUL Corporation announced its 46th, 47th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 46th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	0.82% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	April 7, 2005
Payment date:	April 20, 2005
Maturity date:	April 20, 2010 (5 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Daiwa Securities SMBC Co., Ltd. BNP PARIBAS Securities Limited
Trustees:	The Mitsubishi Trust and Banking Corporation
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- Fitch Ratings Limited has rated the bonds A-

Issue name:	**AIFUL Corporation 47th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	1.22% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	April 7, 2005
Payment date:	April 20, 2005
Maturity date:	April 20, 2012 (7 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans

Lead underwriter:	Nikko Citigroup Limited Morgan Stanley Japan Limited.
Trustees:	Sumitomo Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- Fitch Ratings Limited has rated the bonds A-

EXHIBIT 9

AIFUL Corporation
Press Release

May 18, 2005

AIFUL Announces Issuance of Stock Options

KYOTO — AIFUL Corporation announced today that a resolution was passed at a meeting of its Board of Directors held May 18, 2005 to make the proposal described below at the 28th Annual General Meeting of Shareholders scheduled for June 24, 2005, seeking approval for the issuance of stock options with favorable terms to persons other than shareholders for the purpose of implementing a stock option system pursuant to Article 280-20 and 280-21 of the Commercial Code.

1. Reason for issuing stock options

AIFUL will issue stock options without charge to directors and employees at AIFUL and AIFUL subsidiaries for the purpose of increasing motivation to improve the earnings of the AIFUL Group and to raise morale.

2. Overview of stock option issuance

(1) Stock option recipients

Directors and employees of AIFUL and AIFUL subsidiaries

(2) Types and number of shares for stock options

Type of stock: AIFUL common stock
Number of shares: Maximum of 400,000 shares
In the event of a stock split or reverse stock split following the end of the General Meeting of Shareholders, the number of shares for the stock options shall be adjusted based on the formula below. The said adjustment shall be performed only for the number of shares for stock options not exercised at that that time. Any fraction of one share resulting from the adjustment shall be rounded down.

Adjusted shares = pre-adjustment shares x ratio of stock split (or reverse stock split)

Additionally, in the event that an adjustment is required as a result of AIFUL merging or consolidating with another company with these stock options remaining in force, or in preparation for such a case, AIFUL shall perform an adjustment as deemed necessary.

(3) Number of stock options to be issued

Maximum of 8,000 stock options. (A total of 50 shares for each stock option. However, in the event of an adjustment in the number of shares as stipulated in (2), the number shall be similarly adjusted.)

(4) Stock option issue price and calculation basis

No charge

(5) Amount paid when exercising stock options (exercise price)

The amount paid per stock option shall equal the number of shares for one stock option as stipulated in (3) multiplied by the amount paid per share determined as follows.

The amount paid per share shall equal 103% of the monthly average (rounded up to the nearest ¥1) of daily (trading holidays excluded) closing prices of AIFUL common stock in regular trading on the Tokyo Stock Exchange during the month prior to the month in which the stock options are issued. However, should this be less than the closing price on the issue date (the nearest day with a closing price in the event there is no closing price on the issue date), then the amount paid per share shall equal the closing price on the issue date.

Following the stock option issuance, the amount paid may be adjusted based on the formula below in the event that AIFUL implements a stock split or reverse stock split. Should the adjustment result in a fraction of ¥1, the figure shall be rounded up.

Adjusted amount paid = pre-adjustment amount paid x 1/Split or reverse split ratio

AIFUL may also adjust the amount paid (rounded up to the nearest ¥1) based on the formula below in the event that new shares are issued or treasury stock retired for a price less than current market value (except in the cases of exercising stock warrants and stock options and exercising subscription rights pursuant to the Commercial Code prior to revision.)

Adjusted amount paid = pre-adjustment amount paid x ((Shares outstanding + Newly issued shares x Amount paid per share/Market value before new share issuance))/Shares outstanding + Newly issued shares

(6) Period for exercising stock options

July 1, 2007 to June 30, 2010. However, the exercise of stock options may be restricted during the exercise period based on the Stock Option Grant Agreement concluded individually between stock option recipients and AIFUL.

(7) Conditions for exercising stock options

a) Stock option recipients must be a director or employee of AIFUL or an AIFUL subsidiary when exercising stock options. However, in the event of retirement due to the expiry of one's term in office, mandatory retirement due to one's age, or for another justifiable reason, AIFUL's Board of Directors may deem the retention of stock options to be appropriate.

b) Pledging or otherwise disposing of stock options is not allowed.

c) Other conditions are stipulated in the Stock Option Grant Agreement based on a resolution of the General Meeting of Shareholders and a resolution of the Board of Directors concerning the stock option issuance.

(8) Reasons and conditions for canceling stock options

a) AIFUL may cancel stock options without compensation in the event of the approval of a merger agreement in which AIFUL ceases to exist, or the approval by the General Meeting of Shareholders of a proposal to authorize an agreement for an exchange of shares that would make AIFUL a wholly owned subsidiary.

b) Stock options may be cancelled without compensation in the event that, prior to exercising their stock options, stock option recipients become unable to exercise their stock options as a result of not fulfilling the conditions stipulated in (7).

(9) Stock option transfer restrictions

The transfer of stock options requires the approval of AIFUL's Board of Directors.

(10) Specific Matters

Specific matters pertaining to the stock options shall be determined by resolution at the subsequent meetings of the Board of Directors.

Note: The foregoing details are subject to the approval of the "Proposal to Issue Stock Options" at AIFUL's General Meeting of Shareholders.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT10

AIFUL Corporation
Press Release

May 18, 2005

AIFUL Announces Personnel Change for Director

KYOTO — AIFUL Corporation hereby announces the following personnel change for one of its directors.

Resignation of Director

Name	Position	Date of Resignation
Tetsuo Ninomiya	Director Deputy General Manager, Management Planning Division	June 24, 2005

* Mr. Ninomiya will retire at the expiration of his term.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT 11

With Heartful Communication

AIFUL Corporation
Press Release

May 18, 2005

AIFUL Announces Partial Revisions to Consolidated and Non-Consolidated Financial Statements for Year Ended March 31, 2005

KYOTO — AIFUL Corporation hereby announces that it has revised the financial statements published on May 10, 2005, as a result of the determination of directors' bonuses detailed in the "Statement on Appropriation of Profits" section. The relevant items are shown below, before and after the revision.

Year-End Financial Statements (Consolidated)
For the fiscal year ended March 31, 2005

(Underlined texts indicate revisions)

Page	Section	Before Revision		After Revision	
1	(1) Consolidated Operating Results	Shareholders' equity per share (net assets per share)	<u>¥6,537.77</u>	Shareholders' equity per share (net assets per share)	<u>¥6,538.03</u>
		Net income per share	<u>¥800.10</u>	Net income per share	<u>¥800.36</u>
28	Supplementary Information	Diluted net income per share	<u>¥800.04</u>	Diluted net income per share	<u>¥800.30</u>
38	Per Share Information	Net asset per share (after stock split adjustment)	<u>¥4,358.51</u>	Net asset per share (after stock split adjustment)	<u>¥4,358.69</u>
39	Results of Operations	Net income per share (after stock split adjustment)	<u>¥533.40</u>	Net income per share (after stock split adjustment)	<u>¥533.57</u>
	Other Operating Indicators	Diluted net income per share (after stock split adjustment)	<u>¥533.36</u>	Diluted net income per share (after stock split adjustment)	<u>¥533.53</u>
		Amount not attributable to common stock shareholders	<u>¥151 million</u>	Amount not attributable to common stock shareholders	<u>¥126 million</u>
		(Includes directors' bonuses distribution of profit)	<u>¥151 million</u>	(Includes directors' bonuses distribution of profit)	<u>¥126 million</u>
		Net income relating to common stock	<u>¥75,571 million</u>	Net income relating to common stock	<u>¥75,596 million</u>
		<u>Directors' bonuses for the current consolidated fiscal year had not been determined as of the date of publication, so figures may change. The Company will publish the amount as it is determined.</u>			

Year-End Financial Statements (Non-Consolidated)

For the year ended March 31, 2005

(Underlined texts indicate revisions.)

Page	Section	Before Revision	After Revision
1	(1) Non-Consolidated Operating Results	Shareholders' equity per share (net assets per share) ¥6,187.74	Shareholders' equity per share (net assets per share) ¥6,188.00
		Net income per Share ¥710.94	Net income per share ¥711.20
6	Statement on Appropriation of Profits	Diluted net income per share ¥710.88	Diluted net income per share ¥711.14
		Bonuses for directors ¥151 million	Bonuses for directors ¥126 million
		General reserve ¥58,650 million	General reserve ¥58,674 million
10	Supplementary Information	Net asset per share (after stock split adjustment) ¥4,125.16	Net asset per share (after stock split adjustment) ¥4,125.33
15	Per Share Information	Net income per share (after stock split adjustment) ¥473.96	Net income per share (after stock split adjustment) ¥474.13
16	Results of Operations Other Operating Indicators	Diluted net income per share (after stock split adjustment) ¥473.92	Diluted net income per share (after stock split adjustment) ¥474.09
		Amount not attributable to common stock shareholders ¥151 million	Amount not attributable to common stock shareholders ¥126 million
		(Includes directors' bonuses distribution of profit) ¥151 million	(Includes directors' bonuses distribution of profit) ¥126 million
		Net income relating to common stock ¥67,150 million	Net income relating to common stock ¥67,174 million
		Directors' bonuses for the current fiscal year had not been determined as of the date of publication, so figures may change. The Company will publish the amount when it is determined.	

AIFUL Corporation

Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto

President: Yoshitaka Fukuda

Stock code: 8515

Exchanges: TSE 1st Section; OSE 1st Section

Fiscal year: Ending March 31

Inquiries: Kenichi Kayama, General Manager, Public Relations Department

Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)

Fax (03) 3274-4581